As filed with the Securities and Exchange Commission on October 11, 2011

Registration No. 333-175162

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EXELON CORPORATION

(Exact name of Registrant as specified in its charter)

Pennsylvania	4931	23-2990190
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(800) 483-3220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Darryl M. Bradford

Senior Vice President and General Counsel

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles W. Mulaney, Jr. Brian W. Duwe Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, IL 60606 (312) 407-0700	Charles A. Berardesco Senior Vice President and General Counsel Constellation Energy Group, Inc. 100 Constellation Way Baltimore, Maryland 21202 (410) 470-2800	George P. Stamas Mark D. Director William B. Sorabella Kirkland & Ellis LLP 655 Fifteenth Street, N.W. Washington, D.C. 20005 (202) 879-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒		Accelerated filer ☐

Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED OCTOBER 11, 2011

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

The board of directors of Exelon Corporation, which we refer to as Exelon, and the board of directors of Constellation Energy Group, Inc., which we refer to as Constellation, have agreed to an all-stock merger of Exelon and Constellation under the terms of the Agreement and Plan of Merger, dated as of April 28, 2011, which we refer to as the merger agreement. If we complete the merger, Bolt Acquisition Corporation, a wholly-owned subsidiary of Exelon, will merge with and into Constellation and Constellation will become a wholly-owned subsidiary of Exelon.

In the merger, Constellation stockholders will have the right to receive 0.930 shares of Exelon common stock, no par value per share, for each share of Constellation common stock, without par value, outstanding at the time of the merger, with cash to be paid in lieu of any fractional shares. Based on the number of shares of common stock of Exelon and Constellation outstanding on October 7, 2011, the record date for the two companies’ special meetings of shareholders, Exelon expects to issue or reserve for issuance approximately 196.8 million shares of Exelon common stock in connection with the merger (including shares of Exelon common stock issuable to Constellation stockholders and shares issuable pursuant to Constellation stock options and other equity-based awards). Based on these numbers, upon the completion of the merger, Exelon shareholders and former Constellation stockholders would own approximately 78% and 22% of the outstanding shares of Exelon common stock, respectively, immediately following the consummation of the merger. Shares of Exelon common stock will be listed on the New York Stock Exchange.

Exelon and Constellation will each hold a special meeting of shareholders to consider the proposed merger. We cannot complete the merger unless the shareholders of both Exelon and Constellation approve the respective proposals related to the merger. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend your company’s special meeting in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing all proxy cards that you receive and returning them in the postage-paid envelopes provided, so that your shares may be represented and voted at the Exelon or Constellation special meeting, as applicable. You may revoke your proxy at any time before the vote at the special meeting by following the procedures outlined in the accompanying joint proxy statement/prospectus.

We look forward to the successful combination of Exelon and Constellation.

Sincerely,	Sincerely,
John W. Rowe Chairman and Chief Executive Officer Exelon Corporation	Mayo A. Shattuck III Chairman, President and Chief Executive Officer Constellation Energy Group, Inc.

The obligations of Exelon and Constellation to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Exelon, Constellation, the special meetings, the merger agreement and the merger is contained in this joint proxy statement/prospectus. Exelon and Constellation encourage you to read the entire joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 24.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger and other transactions described in this joint proxy statement/prospectus, nor have they approved or disapproved the issuance of the Exelon common stock in connection with the merger, or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated October 11, 2011, and is first being mailed to the shareholders of Exelon and Constellation on or about October 12, 2011.

EXELON CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 17, 2011

To the Shareholders of Exelon:

We will hold a special meeting of the shareholders of Exelon on November 17, 2011 at 9:00 a.m., Central time, in Chase Auditorium at Chase Tower, 10 South Dearborn Street, Chicago, Illinois, to consider and vote upon:

(i)	a proposal to approve the issuance of Exelon common stock, without par value, to Constellation stockholders in connection with the merger contemplated by the merger agreement, a copy of which is included as Annex A to this joint proxy statement/prospectus, which we refer to as the share issuance proposal; and

(ii)	a proposal to adjourn the special meeting of the shareholders of Exelon, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal above, which we refer to in this joint proxy statement/prospectus as the Exelon adjournment proposal.

We do not expect to transact any other business at the special meeting.

Only holders of record of shares of Exelon common stock at the close of business on October 7, 2011, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. A list of these shareholders will be available for inspection by any Exelon shareholder, for any purpose germane to the Exelon special meeting, at such meeting.

We cannot complete the merger described in this joint proxy statement/prospectus unless we receive the affirmative vote of at least a majority of the votes cast at the special meeting on the share issuance proposal by holders of shares of Exelon common stock present in person or by proxy and entitled to vote on the proposal, so long as the total vote cast on the proposal represents at least a majority of the shares of Exelon common stock entitled to vote on the proposal, assuming a quorum is present.

The Exelon board of directors unanimously recommends that the Exelon shareholders vote “FOR” the share issuance proposal and the Exelon adjournment proposal. For a discussion of interests of Exelon’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Exelon’s shareholders generally, see disclosure included in this joint proxy/statement prospectus under the heading “The Merger—Additional Interests of Exelon Executive Officers and Directors in the Merger.” Whether or not you expect to attend the Exelon special meeting in person, please authorize a proxy to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing all proxy cards that you receive and returning them in the postage-paid envelopes provided, so that your shares may be represented and voted at the Exelon special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction form furnished by the record holder.

By Order of the Board of Directors,

Bruce G. Wilson

Senior Vice President, Deputy General

Counsel and Corporate Secretary

Chicago, Illinois

October 11, 2011

IMPORTANT

Whether or not you plan to attend the meeting, we urge you to vote your shares over the Internet or via the toll-free telephone number, as we describe in this joint proxy statement/prospectus. As an alternative, if you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. No postage is necessary if mailed in the United States. Voting over the Internet, via the toll-free telephone number or mailing a proxy card will not limit your right to vote in person or to attend the special meeting.

CONSTELLATION ENERGY GROUP, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 17, 2011

To the Stockholders of Constellation:

We will hold a special meeting of the stockholders of Constellation on November 17, 2011 at 9:00 a.m., Eastern time, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, 50th floor, New York, New York, to consider and vote upon:

(i)	a proposal to approve the merger on substantially the terms set forth in the merger agreement, a copy of which is included as Annex A to this joint proxy statement/prospectus, which we refer to as the merger proposal;

(ii)	a non-binding, advisory proposal to approve the compensation that may become payable to Constellation’s named executive officers in connection with the completion of the proposed merger, which we refer to in this joint proxy statement/prospectus as the compensation proposal; and

(iii)	a proposal to adjourn the special meeting of the stockholders of Constellation, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger proposal, which we refer to in this joint proxy statement/prospectus as the Constellation adjournment proposal.

We do not expect to transact any other business at the special meeting.

Only holders of record of shares of Constellation common stock at the close of business on October 7, 2011, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

We cannot complete the merger described in this joint proxy statement/prospectus unless we receive the affirmative vote of a majority of all the votes entitled to be cast by holders of the outstanding shares of Constellation common stock on the record date for the Constellation special meeting.

The Constellation board of directors unanimously recommends that the Constellation stockholders vote “FOR” each of the merger proposal, the compensation proposal and the Constellation adjournment proposal. For a discussion of interests of Constellation’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Constellation’s stockholders generally, see disclosure included in this joint proxy/statement prospectus under the heading “The Merger—Additional Interests of Constellation Executive Officers and Directors in the Merger.” Whether or not you expect to attend the Constellation special meeting in person, please authorize a proxy to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing all proxy cards that you receive and returning them in the postage-paid envelopes provided, so that your shares may be represented and voted at the Constellation special meeting. Internet and telephone voting is available 24 hours a day. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction form furnished by the record holder.

By Order of the Board of Directors,

Charles A. Berardesco

Senior Vice President, General Counsel

and Corporate Secretary

Baltimore, Maryland

October 11, 2011

IMPORTANT

Whether or not you plan to attend the meeting, we urge you to vote your shares over the Internet or via the toll-free telephone number, as we describe in this joint proxy statement/prospectus. As an alternative, if you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. No postage is necessary if mailed in the United States. Voting over the Internet, via the toll-free telephone number or mailing a proxy card will not limit your right to vote in person or to attend the special meeting.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Exelon and Constellation from other documents that we have not included in or delivered with this joint proxy statement/prospectus. This information is available for you to read and copy at the Securities and Exchange Commission’s, or the SEC, Public Reference Room located at 100 F Street, N.E., Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain those documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Exelon Corporation shareholders should contact	Constellation Energy Group, Inc. stockholders should contact
MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Call toll free: (800) 322-2885 or call collect: (212) 929-5500 Email: proxy@mackenziepartners.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders call toll-free: (877) 800-5182 Banks and brokers call collect: (212) 750-5833

Investors may also consult Exelon’s or Constellation’s websites for more information concerning the merger described in this joint proxy statement/prospectus. Exelon’s website is www.exeloncorp.com. Constellation’s website is www.constellation.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

If you would like to request documents, please do so by November 9, 2011 in order to receive them before the special meetings.

For more information, see “Where You Can Find More Information” beginning on page 197.

VOTING INSTRUCTIONS

Exelon shareholders of record may attend the meeting in person and vote or may authorize a proxy to vote as follows:

Internet. You can authorize a proxy to vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day.

Telephone. You can authorize a proxy to vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can authorize a proxy to vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

Constellation stockholders of record may attend the meeting in person and vote or may authorize a proxy to vote as follows:

Internet. You can authorize a proxy to vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day.

Telephone. You can authorize a proxy to vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can authorize a proxy to vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

If you are not the holder of record:

If you hold your shares through a bank, broker, custodian or other record holder, please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other record holder to see which options are available to you.

i

ii

ANNEXES

Annex A – Agreement and Plan of Merger

Annex B – Opinion of Barclays Capital Inc.

Annex C – Opinion of J.P. Morgan Securities LLC

Annex D – Opinion of Evercore Group L.L.C.

Annex E – Opinion of Morgan Stanley & Co. Incorporated

Annex F – Opinion of Goldman, Sachs & Co.

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Following are brief answers to certain questions that you may have regarding the proposals being considered at the special meeting of Exelon shareholders, which we refer to as the Exelon special meeting, and the special meeting of Constellation stockholders, which we refer to as the Constellation special meeting. Exelon and Constellation urge you to read carefully this entire joint proxy statement/prospectus, including the annexes, and the other documents to which this joint proxy statement/prospectus refers or incorporates by reference, because this section does not provide all the information that might be important to you. Unless stated otherwise, all references in this joint proxy statement/prospectus to Exelon are to Exelon Corporation, a Pennsylvania corporation; all references to Constellation are to Constellation Energy Group, Inc., a Maryland corporation; all references to the combined company are to Exelon after the completion of the merger; and all references to Merger Sub are to Bolt Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of Exelon. All references to the merger agreement are to the Agreement and Plan of Merger, dated as of April 28, 2011, by and among Exelon, Merger Sub and Constellation, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and which is incorporated herein by reference. All references to the merger are to the merger of Merger Sub with and into Constellation as a result of which Constellation will become a wholly-owned subsidiary of Exelon.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The Exelon and Constellation boards of directors are using this joint proxy statement/prospectus to solicit proxies of Exelon and Constellation shareholders in connection with the merger agreement and the merger. In addition, we are using this joint proxy statement/prospectus as a prospectus for Constellation stockholders because Exelon is offering shares of its common stock to be issued in exchange for shares of Constellation common stock in the merger.

In order to complete the merger, Exelon shareholders must vote to approve the issuance of new shares of Exelon common stock in connection with the merger. In addition, in order to complete the merger, Constellation stockholders must vote to approve the merger agreement.

Exelon and Constellation will hold separate special meetings of shareholders to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger agreement, the merger and the special meetings of the shareholders of Exelon and stockholders of Constellation, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your respective meetings in person.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where are the meetings of the shareholders?

A:	For Exelon Shareholders: The special meeting of Exelon shareholders will take place at 9:00 a.m., Central time, on November 17, 2011, in Chase Auditorium at Chase Tower, 10 South Dearborn Street, Chicago, Illinois. We provide additional information relating to the Exelon special meeting on page 34.

For Constellation Stockholders: The special meeting of Constellation stockholders will take place at 9:00 a.m., Eastern time, on November 17, 2011, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, 50th floor, New York, New York. We provide additional information relating to the Constellation special meeting on page 40.

Q:	Who can vote at the special meetings?

A:	For Exelon Shareholders: If you are an Exelon shareholder of record as of the close of business on October 7, 2011, the record date for the Exelon special meeting, you are entitled to receive notice of and to vote at the Exelon special meeting.

For Constellation Stockholders: If you are a Constellation stockholder of record as of the close of business on October 7, 2011, the record date for the Constellation special meeting, you are entitled to receive notice of and to vote at the Constellation special meeting.

Q:	How do I vote?

A:	For Exelon Shareholders: If you are a shareholder of record of Exelon as of the record date for the Exelon special meeting, you may authorize a proxy to vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing the enclosed proxy card and returning it in the postage-paid envelope provided.

You may also cast your vote in person at Exelon’s special meeting. If you hold Exelon common stock in “street name” through a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented at your special meeting. If you hold shares through a bank, broker, custodian or other record holder and wish to vote at the meeting, you will need to obtain a “legal proxy” from your bank, broker or other nominee.

For Constellation Stockholders: If you are a stockholder of record of Constellation as of the record date for the Constellation special meeting, you may authorize a proxy to vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing the enclosed proxy card and returning it in the postage-paid envelope provided.

You may also cast your vote in person at Constellation’s special meeting. If you hold Constellation common stock in “street name” through a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented at your special meeting. If you hold shares through a bank, broker, custodian or other record holder and wish to vote at the meeting, you will need to obtain a “legal proxy” from your bank, broker or other nominee.

Q:	What will happen in the proposed merger?

A:	Prior to entering into the merger agreement, Exelon formed a new subsidiary, Bolt Acquisition Corporation, a Maryland corporation, which we refer to as Merger Sub, for purposes of entering into the merger agreement and participating in the merger. In the proposed merger, Merger Sub will merge with and into Constellation, following which Constellation will become a wholly-owned subsidiary of Exelon.

We provide additional information on the merger under the heading “The Merger,” beginning on page 47.

Q:	What will I receive for my shares?

A:	For Constellation Stockholders: If you are a Constellation stockholder, upon completion of the merger, each share of Constellation common stock that you own immediately prior to the completion of the merger will be converted into the right to receive 0.930 shares of Exelon common stock, which we refer to as the exchange ratio, together with cash in lieu of fractional shares (other than shares owned by Constellation, Exelon or Merger Sub, which shares will be cancelled). The exchange ratio will not be adjusted as a result of any changes in the trading prices of Exelon common stock or Constellation common stock prior to the completion of the merger. We provide additional information on the consideration to be received in the merger under the headings “The Merger Agreement—Consideration to be Received in the Merger” and “The Merger Agreement —Stock Options and Other Equity Rights,” beginning on pages 148 and 149, respectively.

For Exelon Shareholders: If you are an Exelon shareholder, the merger will not affect the number of shares of Exelon common stock that you own.

Q:	What are the material United States federal income tax consequences of the merger?

A:

It is a condition to the merger that both Exelon and Constellation receive legal opinions from their respective legal counsel to the effect that for United States federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Provided that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a Constellation stockholder will not recognize gain or loss for United States federal income tax purposes as a result of such stockholder’s Constellation common stock being exchanged in the merger for shares of Exelon, except with respect to the receipt of cash in lieu of a fractional share of Exelon. We provide a more complete description of the material United States federal income tax consequences of the merger under the heading “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 134.

Q:	Why have Exelon and Constellation decided to merge?

A:	Exelon and Constellation believe that the combination will provide substantial strategic and financial benefits to their shareholders, customers and employees. We expect these benefits will include:

•	Exelon’s and Constellation’s complementary business models;

•

increased scale and scope to provide (1) increased financial stability, (2) superior access to capital and (3) greater ability to spread business strategy execution risk across a larger enterprise; and

•	greater geographic and fuel source diversity.

We include additional information on the reasons for the merger and other factors considered by the Exelon and Constellation boards of directors under the headings “The Merger—Recommendation of the Board of Directors of Exelon; Exelon’s Reasons for the Merger” and “The Merger —Recommendation of the Board of Directors of Constellation; Constellation’s Reasons for the Merger,” beginning on pages 63 and 102, respectively.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the merger that are discussed in this joint proxy statement/prospectus and in other documents incorporated by reference. In evaluating the merger, you should read carefully the detailed description of the risks associated with the merger described under the heading “Risk Factors” beginning on page 24 and other information included in this joint proxy statement/prospectus and the documents incorporated by reference in this joint proxy statement/prospectus.

Q:	What will Christopher M. Crane’s role be with Exelon following completion of the merger? What will Mayo A. Shattuck III’s role be?

A:	Exelon and Constellation have agreed that, upon completion of the merger, Mr. Crane, the current president and chief operating officer of Exelon, will serve as president and chief executive officer of Exelon, and Mr. Shattuck will serve as executive chairman of Exelon. John W. Rowe, the current chief executive officer of Exelon, is expected to retire upon completion of the merger.

We provide additional information on the governance and management of Exelon following the completion of the merger under the heading “The Merger—Governance and Management Following Completion of the Merger,” beginning on page 133.

Q:	Who will serve on the board of directors of Exelon following the completion of the merger?

A:

The merger agreement provides that upon completion of the merger, Exelon will add to its current 15-member board of directors Mr. Shattuck, as executive chairman, and three independent directors of Constellation designated by the board of directors of Constellation. The merger agreement provides that by the end of 2012, the board of directors will consist of 16 members, including 12 members who will be designated from the board of directors of Exelon prior to the merger and four from the board of directors of

Constellation who will be added to the board of directors of Exelon at the closing of the merger. Exelon’s designees will consist of 11 independent directors and Mr. Crane. Constellation’s designees will consist of three independent directors and Mr. Shattuck. One Exelon director is expected to retire at the end of 2011 and Mr. Rowe is expected to retire upon completion of the merger. Two other current Exelon directors are expected to retire from the Exelon board at the end of 2012.

We provide additional information on the board of directors of Exelon following the completion of the merger under the heading “The Merger—Governance and Management Following Completion of the Merger,” beginning on page 133.

Q:	Where will Exelon be headquartered following the completion of the merger?

A:	Exelon will maintain its current headquarters in Chicago, Illinois, following the completion of the merger.

In addition to the corporate headquarters, Illinois will continue to be home to ComEd and Exelon Business Services Company (both in Chicago), as well as the Midwest regional headquarters for Exelon Nuclear (in Warrenville). Pennsylvania will continue to be home to headquarters for PECO (in Philadelphia) and Exelon Power (in Kennett Square). Exelon Nuclear’s headquarters will also be located at Kennett Square. Exelon’s and Constellation’s commercial retail and wholesale businesses will be consolidated under the Constellation brand and headquartered in Baltimore. The combined company’s renewables development headquarters will also be located in Baltimore. BGE will retain its Baltimore headquarters.

Q:	What vote is required to approve the merger?

A:	In order to complete the merger,

•	the merger proposal must be approved by the affirmative vote of a majority of all the votes entitled to be cast by the holders of the outstanding shares of Constellation common stock; and

•

the share issuance proposal must be approved by at least a majority of the votes cast by holders of Exelon common stock entitled to vote on the proposal, so long as the total vote cast on the proposal represents at least a majority of the shares of Exelon common stock entitled to vote on the proposal.

Each of the shareholder approvals listed above must be obtained to complete the merger. If you are an Exelon shareholder and fail to vote, it will have no effect on the share issuance proposal, but may make it more difficult to meet the New York Stock Exchange, or NYSE, requirement that the total votes cast on such proposal (including abstentions) represent a majority of the shares of Exelon common stock outstanding as of the Exelon record date. If you are a Constellation stockholder and fail to vote, it will have the same effect as a vote against the merger proposal that is required to complete the merger. Your vote is important.

As of October 7, 2011, the record date for the special meetings of shareholders of Exelon and Constellation, less than 1% of the outstanding shares of Exelon common stock were owned by the directors and executive officers of Exelon, and approximately 2% of the outstanding shares of Constellation common stock were owned by the directors and executive officers of Constellation.

We provide additional information on the shareholder approvals required to complete the merger under the headings “The Special Meeting of Exelon Shareholders” and “The Special Meeting of Constellation Stockholders,” beginning on pages 34 and 40, respectively.

Q:	What constitutes a quorum?

A:	For Exelon Shareholders: The representation of holders of at least a majority of the total number of shares of common stock outstanding as of the record date at the special meeting of Exelon shareholders, whether present in person or represented by proxy, is required in order to conduct business at the Exelon special meeting. This requirement is called a quorum. Abstentions will be treated as present for the purposes of determining the presence or absence of a quorum.

For Constellation Stockholders: The representation of holders of the outstanding shares of Constellation common stock entitled to cast a majority of all votes entitled to be cast must be present in person or represented by proxy in order to conduct business at the Constellation special meeting. This requirement is called a quorum. Abstentions will be treated as present for the purposes of determining the presence or absence of a quorum.

Q:	If I hold my shares in street name through my broker, will my broker vote my shares for me?

A:	If you hold your shares in a stock brokerage account or through a bank, broker or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to Exelon or Constellation or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee. Further, brokers who hold shares of Exelon common stock or Constellation common stock on behalf of their customers may not give a proxy to Exelon or Constellation to vote those shares without specific instructions from their customers.

For Exelon Shareholders: If you are an Exelon shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares to approve the share issuance proposal or to approve the Exelon adjournment proposal. We refer to this as a “broker non-vote.” For an Exelon shareholder, a broker non-vote:

•

will have no effect on the share issuance proposal, but may make it more difficult to meet the NYSE requirement that the total votes cast on such proposal (including abstentions) represent a majority of the shares of Exelon common stock outstanding as of the Exelon record date; and

•	will have no effect on the Exelon adjournment proposal.

For Constellation Stockholders: If you are a Constellation stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the merger proposal, the compensation proposal or the Constellation adjournment proposal. For a Constellation stockholder, a broker non-vote:

•	will have the same effect as a vote against the merger proposal;

•	will have no effect on the compensation proposal; and

•	will have no effect on the Constellation adjournment proposal.

Q:	What will happen to my future dividends?

A:	During the period until the completion of the merger, the parties have agreed in the merger agreement that Constellation will not increase its $0.24 per share regular quarterly cash dividend without the prior written consent of Exelon, and Exelon will not increase its $0.525 per share regularly quarterly cash dividend without the prior written consent of Constellation. Under the principles established in the merger agreement, Constellation stockholders will receive a dividend at the Constellation rate until the closing of the merger and will begin to accrue the regular Exelon dividend after the closing.

After the merger, we currently expect that Exelon will continue its dividend policy in effect at the time of the merger, although dividends are subject to declaration by the board of directors. Assuming Exelon continues its current dividend policy, this will result in an increase in the dividend per share received by Constellation stockholders as compared to the dividend received under Constellation’s current dividend policy.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained or incorporated by reference into this joint proxy statement/prospectus, please vote your proxy by telephone or Internet, or by completing and signing your proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at your special meeting. In order to ensure that your vote is recorded, please vote your proxy as instructed on your proxy card even if you currently plan to attend your special meeting in person. Please do not send in your share certificates now.

We provide additional information on voting procedures under the headings “The Special Meeting of Exelon Shareholders—How to Vote” and “The Special Meeting of Constellation Stockholders—How to Vote,” beginning on pages 36 and 42, respectively.

Q:	How will my proxy be voted?

A:	If you vote by telephone, by Internet, or by completing, signing, dating and returning your signed proxy card, your proxy will be voted in accordance with your instructions. If you sign, date, and send your proxy card and do not indicate how you want to vote on any particular proposal, we will vote your shares in favor of that proposal.

We provide additional information on voting procedures under the headings “The Special Meeting of Exelon Shareholders—Voting of Proxies” and “The Special Meeting of Constellation Stockholders—Voting of Proxies,” beginning on pages 35 and 41, respectively.

Q:	May I vote in person?

A:	Yes. If you are a shareholder of record of Exelon common stock or of Constellation common stock at the close of business on October 7, 2011, you may attend your special meeting and vote your shares in person, in lieu of submitting your proxy by telephone, Internet or returning your signed proxy card. If you hold your shares through a bank, broker, custodian or other record holder, you must provide a “legal proxy” at the special meeting, which you must obtain from your broker or other nominee.

Q:	What must I bring to attend my special meeting?

A:	Only shareholders of Exelon or Constellation, as the case may be, or their authorized representatives, may attend the special meeting. If you wish to attend your special meeting, bring your proxy or your voter information form. You must also bring photo identification. If you hold your shares through a bank, broker, custodian or other record holder, you must also bring proof of ownership such as the voting instruction form from your broker or other nominee, or an account statement.

Q:	What does it mean if I receive more than one set of materials?

A:	This means you own shares of both Exelon and Constellation common stock or you own shares of Exelon or Constellation common stock that are registered under different names. For example, you may own some shares directly as a shareholder of record and other shares through a broker or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. You must vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own postage-paid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

Q:	What do I do if I want to change my vote?

A:	Send a later-dated, signed proxy card so that we receive it prior to your company’s special meeting or attend your company’s special meeting in person and vote. You may also revoke your proxy card by sending a notice of revocation that we receive prior to your company’s special meeting to your company’s Corporate Secretary at the address under the heading “Summary—The Companies” beginning on page 9. You may also change your vote by telephone or Internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

We provide additional information on changing your vote under the headings “The Special Meeting of Exelon Shareholders—Revocability of Proxies” and “The Special Meeting of Constellation Stockholders— Revocability of Proxies,” beginning on pages 37 and 43, respectively.

Q:	As a participant in the Exelon 401(k) Employee Savings Plan, how do I vote shares held in my plan account?

A:	If you are a participant in this plan, you have the right to provide voting directions to the plan trustee, by submitting your proxy card, for those shares of Exelon common stock that are held by the plan and allocated to your account. Plan participant proxies are treated confidentially.

If you elect not to provide voting directions to the plan trustee, the plan trustee will vote the Exelon shares allocated to your plan account in the same proportion as those shares held by the plan for which the plan trustee has received voting directions from other plan participants. The plan trustee will follow participants’ voting directions and the plan procedure for voting in the absence of voting directions, unless it determines that to do so would be contrary to the Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA. Because the plan trustee must process voting instructions from participants before the date of the Exelon special meeting, we urge you to deliver your instructions no later than November 16, 2011.

Q:	As a participant in the Constellation Energy Group, Inc. Employee Savings Plan, the Represented Employee Savings Plan for Nine Mile Point and the Employee Savings Plan for Constellation Energy Nuclear Group, LLC, how do I vote shares held in my plan account?

A:	If you are a participant in any of these plans, you have the right to provide voting directions to the plan trustee, by submitting your proxy card, for those shares of Constellation common stock that are held by the plan and allocated to your account. Plan participant proxies are treated confidentially.

If you elect not to provide voting directions to the plan trustee, the plan trustee will vote the Constellation shares allocated to your plan account in the same proportion as those shares held by the plan for which the plan trustee has received voting directions from other plan participants. The plan trustee will follow participants’ voting directions and the plan procedure for voting in the absence of voting directions, unless it determines that to do so would be contrary to ERISA. Because the plan trustee must process voting instructions from participants before the date of the Constellation special meeting, we urge you to deliver your instructions no later than November 13, 2011.

Q:	Should I send in my share certificates now?

A:	No. If you are an Exelon shareholder, you will not send in your certificates for exchange. If you are a Constellation stockholder, if we complete the merger we will send stockholders of Constellation written instructions for exchanging their share certificates. We will issue shares of Exelon common stock to holders of Constellation share certificates in uncertificated book-entry form unless the holder requests a physical certificate.

Q:	When do you expect to complete the merger?

A:	The companies are targeting a closing during the first quarter of 2012, although we cannot assure completion by any particular date. Completion of the merger is conditioned upon the approval of the merger-related matters by the shareholders of Exelon and the stockholders of Constellation, as well as other customary closing conditions, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act. Other necessary regulatory approvals include: the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the Maryland Public Service Commission, the New York State Public Service Commission, the Public Utility Commission of Texas and the Federal Communications Commission. Please see “Regulatory Matters,” beginning on page 140.

Q:	Do I have dissenters’ or appraisal rights as a holder of Constellation common stock?

A:	No. Dissenters’ rights, also referred to as appraisal rights, will not be available to holders of Constellation common stock in the merger or to the holders of Exelon common stock issued in the Exelon share issuance under the Maryland General Corporation Law or the Pennsylvania Corporation Law of 1988, respectively.

Q:	How can I find more information about Exelon and Constellation?

A:	For more information about Exelon and Constellation, see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information,” beginning on page 197.

Q:	Who can answer any questions I may have about the special meetings or the merger?

A:	Exelon and Constellation shareholders who have questions about the merger or the other matters to be voted on at the special meetings or desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

if you are an Exelon shareholder:	if you are a Constellation stockholder:
MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Call toll free: (800) 322-2885 or call collect: (212) 929-5500 Email: proxy@mackenziepartners.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders call toll-free: (877) 800-5182 Banks and brokers call collect: (212) 750-5833

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you. Exelon and Constellation urge you to read carefully this joint proxy statement/prospectus in its entirety, as well as the annexes. Additional, important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus; see the section entitled “Where You Can Find More Information” beginning on page 197.

The Companies (See page 31)

Exelon

Exelon was incorporated in Pennsylvania in February 1999. Exelon’s principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 800-483-3220. Exelon is one of the nation’s largest energy companies with approximately $18 billion in annual revenues. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 490,000 customers in the Philadelphia area. Exelon’s operations include energy generation, power marketing and energy delivery. Exelon has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon is a leading advocate for clean, environmentally sustainable energy sources, such as wind, solar power and nuclear energy, and operates the largest nuclear fleet in the United States. Exelon trades on the NYSE under the ticker “EXC.”

Constellation

Constellation was incorporated in Maryland in September 1995. Constellation’s principal executive offices are located at 100 Constellation Way, Baltimore, Maryland 21202, and its telephone number is 410-470-2800. Constellation is a leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States. Constellation owns a diversified fleet of generating units, totaling approximately 12,000 megawatts of generating capacity, and is a leading advocate for clean, environmentally sustainable energy sources, such as solar power and nuclear energy. In central Maryland, the company delivers electricity and natural gas through BGE, its regulated utility. Constellation had revenues of $14.3 billion in 2010. Constellation trades on the NYSE under the ticker “CEG.”

Bolt Acquisition Corporation

Bolt Acquisition Corporation, which we refer to as Merger Sub, was incorporated in Maryland in April 2011. Merger Sub’s principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 800-483-3220. Merger Sub is a direct wholly-owned subsidiary of Exelon that was formed for the sole purpose of effecting the merger of Merger Sub with and into Constellation. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger.

Risk Factors

Before deciding whether to vote for the proposals presented in this joint proxy statement/prospectus, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors” beginning on page 24.

The Merger (see page 47)

Upon completion of the merger, Merger Sub will merge with and into Constellation. Constellation will be the surviving corporation in the merger and will thereby become a wholly-owned subsidiary of Exelon.

In the merger, each outstanding share of Constellation common stock (other than shares owned by Constellation, Exelon or Merger Sub, which shares will be cancelled) will be converted into the right to receive shares of Exelon common stock, with cash to be paid in lieu of fractional shares. The merger agreement provides for an exchange ratio of 0.930 shares of Exelon common stock for each share of Constellation common stock. Exelon shareholders will continue to own their existing shares of Exelon common stock.

Based on the number of shares of Exelon common stock and Constellation common stock outstanding on October 7, 2011, the record date for the two companies’ special meetings of shareholders, existing Exelon shareholders would own approximately 78% of the common stock of Exelon and former Constellation stockholders would own approximately 22% of the common stock of Exelon immediately upon the completion of the merger.

Upon completion of the merger, Mayo A. Shattuck III will become executive chairman of the combined company. Exelon president and chief operating officer Christopher M. Crane will become president and chief executive officer of the combined company. John W. Rowe, the current chief executive officer of Exelon, is expected to retire upon completion of the merger. Upon completion of the merger, Exelon will add to its current 15-member board of directors Mr. Shattuck and three independent directors of Constellation designated by the board of directors of Constellation. By the end of 2012, the board of directors will consist of 16 members, including 12 members who will be designated from the board of directors of Exelon prior to the merger and four from the board of directors of Constellation who will be added to the board of directors of Exelon at the closing of the merger. Exelon’s designees will consist of 11 directors who meet the standards for independence set forth in the NYSE Listing Standards and Mr. Crane, and Constellation’s designees will consist of three directors who meet the standards for independence set forth in the NYSE Listing Standards and Mr. Shattuck. One Exelon director is expected to retire at the end of 2011, and Mr. Rowe is expected to retire upon completion of the merger. Two other current Exelon directors are expected to retire from the Exelon board at the end of 2012.

Following the merger, the resulting company will retain the Exelon name and be headquartered in Chicago. In addition to the corporate headquarters, Illinois will continue to be home to ComEd and Exelon Business Services Company (both in Chicago), as well as the Midwest regional headquarters for Exelon Nuclear (in Warrenville). Pennsylvania will continue to be home to headquarters for PECO (in Philadelphia) and Exelon Power (in Kennett Square). Exelon Nuclear’s headquarters will also be located at Kennett Square. Exelon’s and Constellation’s commercial retail and wholesale businesses will be consolidated under the Constellation brand and headquartered in Baltimore. The combined company’s renewables development headquarters will also be located in Baltimore. BGE will retain its Baltimore headquarters.

Until the merger has received all necessary approvals and is completed, Exelon and Constellation will continue operating as separate entities. The companies are targeting to complete the merger during the first quarter of 2012, subject to receipt of the necessary shareholder and regulatory approvals, although we cannot assure completion by any particular date.

Recommendation of the Board of Exelon (see page 63)

The Exelon board of directors unanimously recommends that the holders of Exelon common stock vote “FOR” the share issuance proposal and the Exelon adjournment proposal.

For a more complete description of Exelon’s reasons for the merger and the recommendation of the Exelon board of directors, see “The Merger—Recommendation of the Board of Directors of Exelon; Exelon’s Reasons for the Merger” beginning on page 63. For a discussion of interests of Exelon’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Exelon’s shareholders generally, see “The Merger—Additional Interests of Exelon Executive Officers and Directors in the Merger,” beginning on page 127.

Recommendation of the Board of Constellation (see page 102)

The Constellation board of directors unanimously recommends that the holders of Constellation common stock vote “FOR” the merger proposal, the compensation proposal and the Constellation adjournment proposal.

For a more complete description of Constellation’s reasons for the merger and the recommendation of the Constellation board of directors, see “The Merger—Recommendation of the Board of Directors of Constellation; Constellation’s Reasons for the Merger” beginning on page 102. For a discussion of interests of Constellation’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Constellation’s shareholders generally, see “The Merger—Additional Interests of Constellation Executive Officers and Directors in the Merger,” beginning on page 128.

Opinions of Financial Advisors

Exelon Financial Advisors (see page 72)

Barclays Capital Inc.

In connection with the merger, Exelon engaged Barclays Capital Inc., or Barclays Capital, to act as a financial advisor to Exelon. On April 27, 2011, at a meeting of the Exelon board of directors held to evaluate the merger, Barclays Capital delivered its oral opinion, subsequently confirmed by delivery of a written opinion, to Exelon’s board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the exchange ratio was fair, from a financial point of view, to Exelon.

The full text of Barclays Capital’s written opinion, dated as of April 28, 2011, is attached to this joint proxy statement/prospectus as Annex B. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion and this section carefully and in their entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. The summary of Barclays Capital’s written opinion included in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Barclays Capital’s opinion is addressed to the Exelon board of directors (in its capacity as such) for its use in connection with its evaluation of the proposed merger. Barclays Capital’s opinion relates only to the fairness, from a financial point of view, to Exelon of the exchange ratio and does not constitute a recommendation to any shareholder of Exelon or Constellation as to how such shareholder should vote or act with respect to the proposed merger or any other matter.

J.P. Morgan Securities LLC

In connection with the execution of the merger agreement, the Exelon board of directors received an opinion, dated April 27, 2011, from Exelon’s financial advisor, J.P. Morgan Securities LLC, or J.P. Morgan, as to the fairness, from a financial point of view and as of such date, to Exelon of the exchange ratio provided for in the merger agreement.

The full text of the written opinion of J.P. Morgan, dated April 27, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C and is incorporated by reference herein in its entirety. You are encouraged to read the opinion and the description included in this joint proxy statement/prospectus carefully in their entirety. The summary and the description of the opinion included in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of the opinion. J.P. Morgan provided its written opinion to the Exelon board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio. J.P. Morgan’s opinion was limited to the fairness, from a financial point of view, to Exelon of the exchange ratio in the merger agreement and J.P. Morgan expressed no opinion as to any other matter. The opinion does not constitute a recommendation to any shareholder as to how any shareholder should vote with respect to the merger or any other matter.

Evercore Group L.L.C.

In connection with the merger, Evercore Group L.L.C., or Evercore, financial advisor to the Exelon board of directors, rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, as of April 27, 2011 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Exelon.

The full text of Evercore’s written opinion, dated as of April 27, 2011, which is attached to this joint proxy statement/prospectus as Annex D, sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Exelon board of directors (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view and did not address any other aspects or implications of the merger. The opinion does not constitute a recommendation to the Exelon board of directors or to any other persons in respect of the merger, including as to how any holder of shares of Exelon common stock should vote or act in respect of the Exelon stock issuance. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Exelon, nor does it address the underlying business decision of Exelon to engage in the merger.

Constellation Financial Advisors (see page 110)

Morgan Stanley & Co. LLC

Constellation retained Morgan Stanley & Co. LLC (formerly Morgan Stanley & Co. Incorporated), or Morgan Stanley, to provide it with financial advisory services and a financial opinion in connection with the transaction. Constellation selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Constellation. At the meeting of the Constellation board of directors on April 27, 2011, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of the Constellation common stock.

The full text of the written opinion of Morgan Stanley, dated April 27, 2011, which discusses, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex E. The summary of the Morgan Stanley fairness opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Constellation stockholders are urged to read the opinion carefully and in its entirety. The Morgan Stanley opinion is directed to the Constellation board of directors and addresses only the fairness to the stockholders of Constellation, from a financial point of view, of the exchange ratio pursuant to the merger agreement. The Morgan Stanley opinion does not address any other aspect of the merger and does not constitute a recommendation to any Constellation or Exelon shareholder as to how any such shareholder should vote with respect to the proposed merger or whether to take any other action with respect to the merger. The opinion also does not address the prices at which shares of Constellation common stock or Exelon common stock will trade following the completion of the merger or at any other time.

Goldman, Sachs & Co.

Constellation retained Goldman, Sachs & Co., or Goldman Sachs, to provide it with financial advisory services, including, at Constellation’s request, to undertake a study to enable Goldman Sachs to render an opinion as to the fairness, from a financial point of view, of the consideration to be received in connection with the transaction. Constellation selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, that, as of April 28, 2011 and based upon and subject to the limitations and assumptions set forth therein, the exchange ratio of 0.930 of a share of Exelon common stock to be paid for each share of Constellation common stock pursuant to the merger agreement was fair from a financial point of view to the holders of Constellation common stock.

The full text of the written opinion of Goldman Sachs, dated April 28, 2011, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex F. This summary of the Goldman Sachs opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Constellation stockholders are urged to read the opinion carefully and in its entirety. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the board of directors of Constellation in connection with its consideration of the proposed merger and such opinion does not constitute a recommendation as to how any holder of shares of Constellation common stock should vote with respect to such proposed merger or any other matter.

Additional Interests of Exelon Executive Officers and Directors in the Merger (see page 127)

Some of Exelon’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of Exelon shareholders generally. The Exelon board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the approval of the share issuance proposal and the Exelon adjournment proposal.

Please see “The Merger—Additional Interests of Exelon Executive Officers and Directors in the Merger” beginning on page 127 for additional information about these interests.

Additional Interests of Constellation Executive Officers and Directors in the Merger (see page 128)

Some of Constellation’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of Constellation shareholders generally. The Constellation board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the approval of the merger proposal, the compensation proposal and the Constellation adjournment proposal.

Please see “The Merger—Additional Interests of Constellation Executive Officers and Directors in the Merger” beginning on page 128 for additional information about these interests.

Governance and Management Following Completion of the Merger (see page 133)

Upon completion of the merger, Mayo A. Shattuck III, Constellation’s current chairman, president and chief executive officer, will become executive chairman of the combined company, and Exelon president and chief operating officer Christopher M. Crane will become president and chief executive officer of the combined company. John W. Rowe, the current chief executive officer of Exelon, will retire upon completion of the merger. Upon completion of the merger, Exelon will add to its current 15-member board of directors

Mr. Shattuck and three independent directors of Constellation designated by the board of directors of Constellation. By the end of 2012, the board of directors will consist of 16 members, including 12 members who will be designated from the board of directors of Exelon prior to the merger and four from the board of directors of Constellation who will be added to the board of directors of Exelon at the closing of the merger. Exelon’s designees will consist of 11 directors who meet the standards for independence set forth in the NYSE Listing Standards and Mr. Crane, and Constellation’s designees will consist of three directors who meet the standards for independence set forth in the NYSE Listing Standards and Mr. Shattuck. One Exelon director is expected to retire at the end of 2011, and Mr. Rowe is expected to retire upon completion of the merger. Two other current Exelon directors are expected to retire from the Exelon board at the end of 2012.

Please see “The Merger—Governance and Management Following Completion of the Merger,” beginning on page 133 for additional information about governance and management following the merger.

The Merger Agreement (see page 146)

We include the merger agreement as Annex A to this joint proxy statement/prospectus. We encourage you to read carefully the merger agreement in its entirety. It is the principal document governing the merger and the other related transactions.

Conditions to the Completion of the Merger (see page 150)

We expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after Exelon and Constellation receive shareholder approvals at their respective special meetings of shareholders and receive all required regulatory approvals.

The obligation of each of Exelon and Constellation to complete the merger is subject to the satisfaction or waiver of a number of customary conditions, including the following:

•	the approval by Constellation stockholders of the merger proposal;

•	the approval by Exelon shareholders of the share issuance proposal;

•	the absence of governmental action preventing the completion of the merger;

•

the receipt of all of the regulatory approvals required to complete the merger, free of any condition that, if effected, would have a material adverse effect on Exelon or Constellation and the absence of any other regulatory order that would have such effect;

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part;

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of Exelon common stock that will be issued pursuant to the merger agreement;

•

the truth and accuracy of the representations and warranties of the other party, except where the failure to be true and accurate could not reasonably be expected to have a material adverse effect on such other party;

•	the performance in all material respects of the other party’s obligations under the merger agreement;

•	the receipt by each party of written opinions from the party’s legal counsel, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” under the Code; and

•

the absence, since January 1, 2011, of any change, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party.

Termination of the Merger Agreement (see page 151)

Generally, the merger agreement may be terminated at any time prior to the completion of the merger under the following circumstances:

•	by mutual written consent of Exelon and Constellation;

•	by either Exelon or Constellation:

•

if the merger has not been completed by April 28, 2012, provided that this right to terminate the merger agreement is not available to any party whose willful failure to perform any of its obligations under the merger agreement results in the failure of the merger to be completed by that date, and provided that either party may extend the date on which this termination right would arise by up to an additional 90 days if the only unsatisfied conditions to completion of the merger are the receipt of required regulatory approvals;

•	if either the Exelon shareholders or the Constellation stockholders do not give the approval required pursuant to the merger agreement for completion of the merger;

•

if any final and nonappealable order or injunction by any federal or state court of competent jurisdiction preventing completion of the merger, or applicable federal or state law prohibiting completion of the merger, is in effect, or if any governmental entity enacts any law that contains any condition that, if effected, would have a material adverse effect on Exelon or Constellation;

•

if the other party breaches the merger agreement or fails to perform its obligations in any material respect, which breach or failure to perform (1) would give rise to the failure of a condition to the terminating party’s obligation to complete the merger and (2) is incapable of being cured or is not cured by the earlier of (A) 30 business days following receipt of written notice from the non-breaching party of the breach or failure to perform or (B) the date referred to in the first sub-bullet above;

•

if such party withholds, withdraws, qualifies or modifies, publicly proposes to withhold, withdraw, qualify or modify or makes any statement inconsistent with, , its approval or recommendation of the merger proposal, in the case of Constellation, or the share issuance proposal, in the case of Exelon, to accept a third-party takeover proposal; or

•

if the board of directors of the other party withholds, withdraws, qualifies or modifies, publicly proposes to withhold, withdraw, qualify or modify or makes any statement inconsistent with, , its approval or recommendation of the merger proposal, in the case of Constellation, or the share issuance proposal, in the case of Exelon.

Termination Fees (see page 152)

Under certain circumstances involving a third-party acquisition proposal, a change in a board of directors’ recommendation of the proposals contained in this joint proxy statement/prospectus or a termination of the merger agreement by the other party due to a breach of the merger agreement, Exelon or Constellation may be required, subject to certain conditions, to pay a termination fee of $800 million, in the case of a termination fee payable by Exelon to Constellation, or a termination fee of $200 million, in the case of a termination fee payable by Constellation to Exelon.

No Solicitation (see page 154)

The merger agreement restricts the ability of either Exelon or Constellation to directly or indirectly, solicit, initiate, knowingly encourage or engage in discussions with a third-party regarding a third-party takeover proposal of Exelon or Constellation, respectively. If, however, either party, as applicable, receives an unsolicited takeover proposal from a third-party that, prior to receipt of its respective shareholder approval required to complete the merger, such party’s board of directors determines in good faith, after consultation with such party’s financial advisors, constitutes a superior proposal or is reasonably likely to result in a superior proposal, such party may furnish information to the third-party and engage in discussions or negotiations regarding a takeover proposal with the third-party, subject to specified conditions. The board of directors of either Exelon or Constellation may also withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify its approval or recommendation of the proposals described in this joint proxy statement/prospectus, subject to certain conditions, if such board first determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the board of directors’ fiduciary duties under applicable law.

Accounting Treatment (see page 138)

Exelon prepares its financial statements in accordance with accounting principles generally accepted in the United States. The merger will be accounted for by applying the acquisition method with Exelon treated as the acquiror.

Material United States Federal Income Tax Consequences of the Merger (see page 134)

It is a condition to the merger that both Exelon and Constellation receive opinions from their respective legal counsel to the effect that, for United States federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a Constellation stockholder generally will not recognize gain or loss for United States federal income tax purposes as a result of such stockholder’s Constellation common shares being exchanged in the merger for shares of Exelon, except with respect to the receipt of cash in lieu of a fractional share of Exelon.

The discussion of material United States federal income tax consequences of the merger contained in this joint proxy statement/prospectus is intended to provide only a general summary and is not a complete analysis or description of all potential United States federal income tax consequences of the merger. The discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the effects of any state, local, non-United States or non-income tax laws.

Constellation stockholders are strongly urged to consult with their tax advisors regarding the tax consequences of the merger to them, including the effects of United States federal, state, local and non-United States tax laws.

For a more complete description of the material United States federal income tax consequences of the merger, please see “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 134.

Regulatory Matters (see page 140)

To complete the merger, Exelon and Constellation must obtain approvals or consents from, or make filings with, a number of United States federal and state public utility, antitrust and other regulatory authorities. The material United States federal and state approvals, consents and filings include the following:

•

the expiration or early termination of the waiting periods under the HSR Act and the related rules and regulations, which provide that certain acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission;

•	authorization from the Federal Energy Regulatory Commission under the Federal Power Act;

•	approval from the Nuclear Regulatory Commission under the Atomic Energy Act of 1954;

•	approval from the Maryland Public Service Commission;

•	approval from the New York State Public Service Commission; and

•	approval from the Public Utility Commission of Texas.

Exelon and Constellation will also provide information regarding the merger to their other state regulators as applicable and as requested. Finally, the transfer of indirect control over certain Federal Communications Commission, or FCC, licenses for private internal communications held by certain subsidiaries of Constellation will require the approval of the FCC.

Exelon and Constellation have made or intend to make various filings and submissions for the above-mentioned authorizations and approvals. Exelon and Constellation will seek to complete the merger in the first quarter of 2012. Although Exelon and Constellation believe that they will receive the required consents and approvals described above to complete the merger, we cannot give any assurance as to the timing of these consents and approvals or as to Exelon’s and Constellation’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary). We also cannot ensure that we will obtain such consents or approvals on terms and subject to conditions satisfactory to Exelon and Constellation. Please see “Regulatory Matters,” beginning on page 140, for additional information about these matters.

Legal Proceedings Related to the Merger (see page 137)

Following the announcement of the merger on April 28, 2011, twelve purported Constellation stockholders brought putative class actions relating to the merger in the Circuit Court for Baltimore City, Maryland, which we refer to as the state court, and two purported Constellation stockholders brought separate putative class actions relating to the merger in the United States District Court for the District of Maryland, which we refer to as the federal court. On September 27, 2011, the parties to the consolidated action in the state court and the two actions in the federal court entered into a memorandum of understanding setting forth an agreement in principle regarding a settlement of the actions. Under the agreement, Constellation and Exelon agreed to include in this joint proxy statement/prospectus certain disclosures relating to the merger. The agreement provides that the actions will be dismissed with prejudice and that the members of a putative class of Constellation stockholders will release the defendants from all claims that were or could have been raised in the actions, including all claims relating to the merger. The agreement also provides that the plaintiffs’ counsel may apply to the state court for an award of attorneys’ fees and expenses. The settlement is subject to customary conditions, including, among other things, the execution of definitive settlement papers and approval of the settlement by the state court.

We provide additional information on legal proceedings related to the merger beginning on page 137.

Comparison of Shareholder Rights (see page 177)

Constellation is a Maryland corporation. Exelon is a Pennsylvania corporation. The shares of Exelon common stock that Constellation stockholders will receive in the merger will be shares of a Pennsylvania corporation. Constellation stockholder rights under Maryland law and Exelon shareholder rights under Pennsylvania law are different. In addition, Exelon’s Amended and Restated Articles of Incorporation and its Amended and Restated Bylaws contain provisions that are different from Constellation’s charter as currently in effect, which we refer to as its Charter, and bylaws, as currently in effect, which we refer to as its Bylaws.

For a summary of certain differences between the rights of Exelon shareholders and Constellation stockholders, see “Comparison of Shareholder Rights,” beginning on page 177.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected historical financial information is being provided to assist you in your analysis of the financial aspects of the merger. The Exelon annual historical information is derived from the audited consolidated financial statements of Exelon as of and for each of the years in the five-year period ended December 31, 2010. The Constellation annual historical information is derived from the audited consolidated financial statements of Constellation as of and for each of the years in the five-year period ended December 31, 2010. The data as of and for the six months ended June 30, 2011 and 2010 has been derived from unaudited interim financial statements of both Exelon and Constellation and, in the opinion of each company’s management, include all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period. The information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes contained in the Exelon and Constellation annual reports on Form 10-K for the year ended December 31, 2010 and quarterly reports on Form 10-Q for the period ended June 30, 2011, which have been incorporated by reference into this joint proxy statement/prospectus, as well as other information that has been filed with the SEC. See “Where You Can Find More Information” beginning on page 197 of this joint proxy statement/prospectus for information on where you can obtain copies of this information. The historical results included below and elsewhere in this joint proxy statement/prospectus are not necessarily indicative of the future performance of Exelon, Constellation or the combined company.

Exelon Selected Historical Financial Information

	(in millions, except per share data)
	As of and for the
	Six Months Ended
	June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(unaudited)
Statement of Operations Data
Operating revenues	$9,638	$8,859	$18,644	$17,318	$18,859	$18,916	$15,655
Impairment of goodwill and other long- lived assets	—	—	—	—	—	—	776
Operating income	2,236	2,421	4,726	4,750	5,299	4,668	3,521
Income from continuing operations	1,288	1,194	2,563	2,706	2,717	2,726	1,590
Income from discontinued operations	—	—	—	1	20	10	2
Net income	1,288	1,194	2,563	2,707	2,737	2,736	1,592
Income from continuing operations per share
Basic	$1.94	$1.81	$3.88	$4.10	$4.13	$4.06	$2.37
Diluted	1.94	1.80	3.87	4.09	4.10	4.03	2.35
Income from discontinued operations per share
Basic	$—	$—	$—	$—	$0.03	$0.02	$—
Diluted	—	—	—	—	0.03	0.02	—
Net income per share
Basic	$1.94	$1.81	$3.88	$4.10	$4.16	$4.08	$2.37
Diluted	1.94	1.80	3.87	4.09	4.13	4.05	2.35
Weighted average shares outstanding
Basic	663	661	661	659	658	670	670
Diluted	664	662	663	662	662	676	676
Dividends per common share	$1.05	$1.05	$2.10	$2.10	$2.03	$1.76	$1.60
Balance Sheet Data
Total assets	$51,986	$49,173	$52,240	$49,180	$47,546	$45,087	$43,340
Long-term debt, including capital leases	12,154	11,201	12,004	11,385	12,592	11,965	11,911
Preferred securities of subsidiary	87	87	87	87	87	87	87
Total shareholders’ equity	14,112	13,186	13,560	12,640	11,047	10,137	10,007
Noncontrolling interests	3	—	3	—	—	—	—

Constellation Selected Historical Financial Information

	(in millions, except per share data)
	As of and for the
	Six Months Ended
	June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(unaudited)
Statement of Operations Data
Operating revenues	$6,930	$6,897	$14,340	$15,599	$19,742	$21,185	$19,271
Impairment of goodwill, equity method investments and other long-lived assets	—	—	2,477	125	742	20	—
Gain on sale of interest in Constellation Energy Nuclear Group, LLC	—	—	—	7,446	—	—	—
Merger termination and strategic alternatives costs	—	—	—	146	1,204	—	—
Net gain (loss) on divestitures	—	5	246	(469)	26	—	74
Operating income (loss)	478	597	(1,243)	7,981	(978)	1,334	1,334
Income (loss) from continuing operations	188	275	(932)	4,503	(1,318)	835	762
(Loss) income from discontinued operations	—	—	—	—	—	(1)	188
Net income (loss)	188	275	(932)	4,503	(1,318)	834	950
Net income (loss) attributable to noncontrolling interests	18	11	51	60	(4)	12	14
Net income (loss) attributable to common stock	170	264	(983)	4,443	(1,314)	822	936
Income (loss) from continuing operations per share
Basic	$0.85	$1.32	$(4.90)	$22.29	$(7.34)	$4.56	$4.17
Diluted	0.84	1.31	(4.90)	22.19	(7.34)	4.51	4.12
(Loss) income from discontinued operations per share
Basic	$—	$—	$—	$—	$—	$(0.01)	$1.05
Diluted	—	—	—	—	—	(0.01)	1.04
Net income (loss) per share
Basic	$0.85	$1.32	$(4.90)	$22.29	$(7.34)	$4.55	$5.22
Diluted	0.84	1.31	(4.90)	22.19	(7.34)	4.50	5.16
Weighted average shares outstanding
Basic	200	201	201	199	179	180	179
Diluted	201	202	201	200	179	183	181
Dividends per common share	$0.48	$0.48	$0.96	$0.96	$1.91	$1.74	$1.51
Balance Sheet Data
Total assets	$19,713	$21,709	$20,019	$23,544	$22,284	$21,742	$21,802
Long-term debt, including capital leases	4,318	4,190	4,449	4,814	5,099	4,661	4,222
Preferred securities of subsidiary	190	190	190	190	190	190	190
Total shareholders’ equity	8,015	9,021	7,829	8,697	3,181	5,340	4,609
Noncontrolling interests	100	59	89	75	20	19	95

SELECTED UNAUDITED PRO FORMA COMBINED CONSOLIDATED

FINANCIAL INFORMATION

The merger will be accounted for under the acquisition method of accounting, which means the assets and liabilities of Constellation will be recorded, as of completion of the merger, at their respective fair values and added to those of Exelon. For a more detailed description of the acquisition method of accounting, see “The Merger—Accounting Treatment” beginning on page 138 of this joint proxy statement/prospectus.

We have presented below selected unaudited pro forma combined consolidated financial information that reflects the acquisition method of accounting and gives effect to the merger, in the case of the statement of operations information, as though the merger had occurred as of January 1, 2010 and, in the case of the balance sheet information, as though the merger had occurred as of June 30, 2011.

The unaudited pro forma combined consolidated financial information has been prepared giving effect to the issuance of 0.930 shares of Exelon common stock in exchange for each share of Constellation common stock.

The unaudited pro forma combined consolidated financial information would have been different had the companies actually been combined as of January 1, 2010. For example, the selected unaudited pro forma combined consolidated financial information does not reflect cost savings that may result from the merger. The combined pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or of the future consolidated results of operations or of the financial position of the combined company. The following selected unaudited pro forma combined consolidated financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and related notes beginning on page 163 of this joint proxy statement/prospectus.

Selected Unaudited Pro Forma Consolidated Financial Information

	Six Months Ended June 30, 2011	Year Ended December 31, 2010
	(in millions, except per share data)
Combined Consolidated Statement of Operations Information:
Operating revenues	$16,019	$31,989
Operating income	2,577	2,337
Net income attributable to common stock	1,405	1,149
Earnings per share
Basic	$1.65	$1.35
Diluted	1.65	1.35
Weighted average shares outstanding
Basic	849	848
Diluted	851	850
Dividends per common share	$1.05	$2.10

Combined Consolidated Balance Sheet Information:
	As of June 30, 2011
Cash and cash equivalents	$1,517
Total assets	74,481
Long-term debt	16,818
Total liabilities	52,106
Total preferred securities	280
Total shareholders’ equity	21,992
Total noncontrolling interest	103
Total equity	22,095
Shareholders’ equity per basic common share	25.90

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED

PER SHARE INFORMATION

The following table sets forth selected historical per share information of Exelon and Constellation and unaudited pro forma combined consolidated per share information reflecting the merger between Exelon and Constellation, under the acquisition method of accounting, and the issuance of 0.930 shares of Exelon common stock in exchange for each share of Constellation common stock. You should read this information in conjunction with the selected historical financial information, included elsewhere in this joint proxy statement/prospectus, and the historical financial statements of Exelon and Constellation and related notes contained in the Exelon and Constellation annual reports on Form 10-K for the year ended December 31, 2010 and quarterly reports on Form 10-Q for the period ended June 30, 2011, which have been incorporated by reference into this joint proxy statement/prospectus. The unaudited Exelon pro forma combined consolidated per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and related notes beginning on page 163 of this joint proxy statement/prospectus. The historical per share information is derived from audited financial statements of Exelon and Constellation as of and for the year ended December 31, 2010 and unaudited financial statements for the six months ended June 30, 2011.

The unaudited pro forma combined consolidated per share information does not purport to represent what the actual results of operations of Exelon and Constellation would have been had the companies been combined during the periods presented or to project Exelon’s and Constellation’s results of operations that may be achieved after completion of the merger.

	As of and for the
	Six Months Ended June 30, 2011	Year Ended December 31, 2010

Unaudited Pro Forma Exelon Combined
Income from continuing operations per share:
Basic	$1.65	$1.35
Diluted	1.65	1.35
Shareholders’ equity per share (a)	25.90
Exelon—Historical
Income from continuing operations per share:
Basic	$1.94	$3.88
Diluted	1.94	3.87
Cash dividends declared per common share	1.05	2.10
Shareholders’ equity per share (b)	21.29
Constellation—Historical
Income (loss) from continuing operations per share:
Basic	$0.85	$(4.90)
Diluted	0.84	(4.90)
Cash dividends declared per common share	0.48	0.96
Shareholders’ equity per share (b)	39.83
Unaudited Pro Forma Constellation Equivalents Combined
Income from continuing operations per share:
Basic (c)	$1.53	$1.26
Diluted (c)	1.53	1.26
Shareholders’ equity per share (a) (c)	24.09

(a) -	Pro forma shareholders’ equity per share represents the total pro forma shareholders’ equity as of June 30, 2011 divided by the pro forma combined number of shares of Exelon common stock that would have been outstanding as of June 30, 2011 had the merger been completed on that date.
(b) -	Shareholders’ equity per share represents the total shareholders’ equity as of June 30, 2011 divided by the number of shares of Exelon or Constellation stock outstanding.
(c) -	The unaudited pro forma Constellation per share equivalents are calculated by multiplying the unaudited pro forma Exelon combined per share amounts by the exchange ratio of 0.930.

MARKET INFORMATION AND DIVIDENDS

Shares of Exelon common stock are listed and trade on the NYSE under the symbol “EXC.” Shares of Constellation common stock are listed and trade on the NYSE under the symbol “CEG.”

The following table presents the closing sales prices of shares of Exelon common stock and Constellation common stock, each as reported by the NYSE, on (1) April 6, 2011, the last trading day before a publication printed a news article reporting the possibility of a transaction involving Exelon and Constellation, (2) April 26, 2011, the last trading day before various news outlets began reporting on a possible transaction involving Exelon and Constellation, (3) April 27, 2011, the last trading day for which market information is available prior to the public announcement of the execution of the merger agreement and (4) October 7, 2011, the last practicable trading day prior to the date of this joint proxy statement/prospectus. The table also presents the equivalent market value per share of Constellation common stock as of each such date, determined by multiplying the closing market price of a share of Exelon common stock on each of the dates indicated by 0.930, the exchange ratio.

	Exelon Common Stock	Constellation Common Stock	Constellation Common Stock Equivalent Per Share
April 6, 2011	$40.94	$31.66	$38.07
April 26, 2011	$41.17	$32.93	$38.29
April 27, 2011	$41.49	$34.30	$38.59
October 7, 2011	$41.93	$37.45	$38.99

We encourage you to obtain current market quotations prior to making any decision with respect to the merger. The market prices of Exelon common stock and Constellation common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger. Exelon and Constellation can give no assurance concerning the market price of Exelon common stock or Constellation common stock before or after the effective time of the merger.

Following the effective time of the merger, we expect the shares of Exelon common stock to continue to trade on the NYSE under the symbol “EXC.”

The most recent quarterly dividend declared by Exelon prior to the date of this joint proxy statement/prospectus was $0.525 per share of common stock declared on July 26, 2011 and paid on September 9, 2011. Exelon’s current dividend is $2.10 per share of common stock on an annual basis. The most recent quarterly dividend declared by Constellation prior to the date of this joint proxy statement/prospectus was $0.24 per share of common stock declared on July 22, 2011 and paid on October 3, 2011. Constellation’s current dividend is $0.96 per share of common stock on an annual basis. Under the principles established in the merger agreement, Constellation stockholders will receive a dividend at the Constellation rate until the closing of the merger and will begin to accrue the regular Exelon dividend after the closing. Dividends are subject to sufficient funds being legally available and to declaration by the applicable board of directors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, certain of the matters discussed in this joint proxy statement/prospectus constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon and Constellation, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this joint proxy statement/prospectus. These risks and uncertainties include those set forth under “Risk Factors” beginning on page 24, as well as, among others, the following:

•	the companies may be unable to obtain shareholder approvals required for the merger;

•

the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger;

•	conditions to the closing of the merger may not be satisfied;

•	an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger;

•	problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected;

•	the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies;

•	the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations;

•	the credit ratings of the combined company or its subsidiaries may be different from what the companies expect;

•	the businesses of the companies may suffer as a result of uncertainty surrounding the merger;

•	the companies may not realize the values expected to be obtained for properties expected or required to be divested;

•	the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and

•	the companies may be adversely affected by other economic, business, and/or competitive factors.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. In light of the foregoing risks, uncertainties, assumptions and factors, the forward-looking events discussed in this joint proxy statement/prospectus may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus.

We discuss additional factors, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements in reports filed with the SEC by Exelon and Constellation. See “Where You Can Find More Information” beginning on page 197 for a list of the documents incorporated by reference.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23, Exelon and Constellation shareholders should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of Exelon and Constellation because those risks will also affect the combined company. Those risks can be found in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2010 for each of Exelon and Constellation, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 197.

Risks Related to the Merger

Because the market price of shares of Exelon common stock will fluctuate and the exchange ratio will not be adjusted to reflect such fluctuations, Constellation stockholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of Constellation common stock will be converted into the right to receive 0.930 of a share of Exelon common stock. The number of shares of Exelon common stock to be issued pursuant to the merger agreement for each share of Constellation common stock will not change to reflect changes in the market price of Exelon or Constellation common stock. The market price of Exelon common stock at the time of completion of the merger may vary significantly from the market prices of Exelon common stock on the date the merger agreement was executed, the date of this joint proxy statement/prospectus and the date of the respective special shareholder meetings. Accordingly, at the time of the Constellation special stockholder meeting, you will not know or be able to calculate the market value of the merger consideration you will receive upon completion of the merger.

In addition, we might not complete the merger until a significant period of time has passed after the respective special shareholder meetings. Because we will not adjust the exchange ratio to reflect any changes in the market value of Exelon common stock or Constellation common stock, the market value of the Exelon common stock issued in connection with the merger and the Constellation common stock surrendered in connection with the merger may be higher or lower than the values of those shares on earlier dates. Stock price changes may result from market reaction to the announcement of the merger and market assessment of the likelihood that the merger will be completed, changes in the business, operations or prospects of Exelon or Constellation prior to or following the merger, litigation or regulatory considerations, general business, market, industry or economic conditions and other factors both within and beyond the control of Exelon and Constellation. Neither Exelon nor Constellation is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.

The merger agreement contains provisions that limit each of Exelon’s and Constellation’s ability to pursue alternatives to the merger, which could discourage a potential acquirer of either Constellation or Exelon from making an alternative transaction proposal and, in certain circumstances, could require Exelon or Constellation to pay to the other a significant termination fee.

Under the merger agreement, Exelon and Constellation are restricted, subject to limited exceptions, from entering into alternative transactions in lieu of the merger. In general, unless and until the merger agreement is terminated, both Exelon and Constellation are restricted from, among other things, soliciting, initiating, knowingly encouraging or facilitating a competing acquisition proposal from any person. Each of the Exelon board of directors and the Constellation board of directors is limited in its ability to change its recommendation with respect to the merger-related proposals. Exelon or Constellation may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the non-solicitation provisions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Exelon or Constellation from considering or proposing such an acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the consideration proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. Under the merger agreement, in the event Exelon or Constellation terminates the merger agreement to accept a superior proposal, or under certain other circumstances, Exelon or Constellation, as applicable, would be required to pay a termination fee of $800 million in the case of a termination fee payable by Exelon to Constellation and a termination fee of $200 million in the case of a termination fee payable by Constellation to Exelon. See “The Merger Agreement—No Solicitation” beginning on page 154.

Exelon and Constellation will be subject to various uncertainties and contractual restrictions while the merger is pending that may cause disruption and could adversely affect their financial results.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Exelon and/or Constellation. These uncertainties may impair Exelon’s and/or Constellation’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, as employees and prospective employees may experience uncertainty about their future roles with the combined company, and could cause customers, suppliers and others who deal with Exelon or Constellation to seek to change existing business relationships with Exelon or Constellation. The pursuit of the merger and the preparation for the integration may also place a burden on management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could affect Exelon’s and/or Constellation’s financial results.

In addition, the merger agreement restricts each of Exelon and Constellation, without the other’s consent, from making certain acquisitions and taking other specified actions while the merger is pending. These restrictions may prevent Exelon and/or Constellation from pursuing otherwise attractive business opportunities and making other changes to their respective businesses prior to completion of the merger or termination of the merger agreement. See “The Merger Agreement—Covenants of Exelon and Constellation” beginning on page 159.

If completed, the merger may not achieve its anticipated results, and Exelon and Constellation may be unable to integrate their operations in the manner expected.

Exelon and Constellation entered into the merger agreement with the expectation that the merger will result in various benefits, including, among other things, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether the businesses of Exelon and Constellation can be integrated in an efficient, effective and timely manner.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the combined company’s ability to achieve the anticipated benefits of the merger as and when expected. The combined company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the merger. The companies may have difficulty addressing possible differences in corporate cultures and management philosophies. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company’s future business, financial condition, operating results and prospects.

The merger may not be accretive to earnings and may cause dilution to Exelon’s earnings per share, which may negatively affect the market price of Exelon’s common stock.

Exelon currently anticipates that the merger will be accretive to earnings per share in 2013, which is expected to be the first full year following completion of the merger. This expectation is based on preliminary estimates that are subject to change. Exelon also could encounter additional transaction and integration-related costs, may fail to realize all of the benefits anticipated in the merger or be subject to other factors that affect preliminary estimates. Any of these factors could cause a decrease in Exelon’s adjusted earnings per share or decrease or delay the expected accretive effect of the merger and contribute to a decrease in the price of Exelon’s common stock.

Exelon will record goodwill that could become impaired and adversely affect its operating results.

Accounting standards in the United States require that one party to the merger be identified as the acquirer. In accordance with these standards, the merger will be accounted for as an acquisition of Constellation common stock by Exelon and will follow the acquisition method of accounting for business combinations. The assets and liabilities of Constellation will be consolidated with those of Exelon. The excess of the purchase price over the fair values of Constellation’s assets and liabilities, if any, will be recorded as goodwill.

The amount of goodwill, which could be material, will be allocated to the appropriate reporting units of the combined company. Exelon is required to assess goodwill for impairment at least annually by comparing the fair value of reporting units to the carrying value of those reporting units. To the extent the carrying value of any of those reporting units is greater than the fair value, a second step comparing the implied fair value of goodwill to the carrying amount would be required to determine if the goodwill is impaired. Such a potential impairment could result in a material charge that would have a material impact on Exelon’s future operating results and consolidated balance sheet.

The merger is subject to the receipt of consent or approval from governmental entities that could delay the completion of the merger or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the merger.

Completion of the merger is conditioned upon the receipt of consents, orders, approvals or clearances, to the extent required, from the Federal Energy Regulatory Commission, or the FERC, the Nuclear Regulatory Commission, or the NRC, the FCC, and the public utility commissions or similar entities in certain states in which the companies operate, including the Maryland Public Service Commission. The merger is also subject to review by the United States Department of Justice Antitrust Division, or the DOJ, under the HSR Act, and the expiration or earlier termination of the waiting period (and any extension of the waiting period) applicable to the merger is a condition to closing the merger. The special meetings of the shareholders of Exelon and Constellation at which the proposals required to complete the merger will be considered may take place before any or all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. In this event, if the shareholder proposals required to complete the merger are approved, Exelon and Constellation may subsequently agree to conditions without seeking further shareholder approval, even if such conditions could have an adverse effect on Exelon, Constellation or the combined company.

Exelon and Constellation cannot provide assurance that we will obtain all required regulatory consents or approvals or that these consents or approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the merger. The merger agreement generally permits each party to terminate the merger agreement if the final terms of any of the required regulatory consents or approvals require (1) any action that involves divesting, holding separate or otherwise transferring control over any nuclear or hydroelectric or pumped-storage generation assets of the parties or any of their respective subsidiaries or affiliates; or (2) any action (including any action that involves divesting, holding separate or otherwise transferring control over base-load capacity), without including those actions proposed by the parties’

mutually agreed-upon analysis of mitigation to address the increased market concentration resulting from the merger and the concessions announced by the parties in the press release announcing the merger agreement, which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on either party. Any substantial delay in obtaining satisfactory approvals, receipt of proceeds from required divestitures in an amount substantially lower than anticipated or the imposition of any terms or conditions in connection with such approvals could cause a material reduction in the expected benefits of the merger. If any such delays or conditions are serious enough, the parties may decide to abandon the merger.

The pro forma financial statements included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. See “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page 163. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company.

The opinions rendered to the boards of directors of Exelon and Constellation by the parties’ respective financial advisors were based on the respective financial analyses they performed, which considered factors such as market and other conditions then in effect, and financial forecasts and other information made available to them, as of the date of their respective opinions. As a result, these opinions do not reflect changes in events or circumstances after the date of these opinions.

The opinions rendered to the boards of directors of Exelon and Constellation by the parties’ respective financial advisors were provided in connection with, and at the time of, the boards of directors’ respective evaluation of the merger. The opinions were necessarily based on the respective financial analyses performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to them, as of the date of their respective opinions, which may have changed after the date of the opinions. The opinions did not speak as of the time that the merger would be completed or as of any date other than the date of such opinions, and neither the board of directors of Exelon nor the board of directors of Constellation anticipates asking their respective financial advisors to update their opinions. For more information, see “The Merger—Opinions of Financial Advisors to Exelon” and “—Opinions of Financial Advisors to Constellation,” beginning on pages 72 and 110, respectively.

Exelon cannot assure you that it will be able to continue paying dividends at the current rate.

As noted elsewhere in this joint proxy statement/prospectus, Exelon currently expects to pay dividends in an amount consistent with the dividend policy of Exelon in effect prior to the completion of the merger. However, you should be aware that Exelon shareholders may not receive the same dividends following the merger for reasons that may include any of the following factors:

•	Exelon may not have enough cash to pay such dividends due to changes in Exelon’s cash requirements, capital spending plans, financing agreements, cash flow or financial position;

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Exelon board of directors, which reserves the right to change Exelon’s dividend practices at any time and for any reason;

•	the amount of dividends that Exelon may distribute to its shareholders is subject to restrictions under Pennsylvania law; and

•

Exelon may not receive dividend payments from its subsidiaries in the same level that it has historically. The ability of Exelon’s subsidiaries to make dividend payments to it is subject to factors similar to those listed above.

Exelon’s shareholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

Directors and executive officers of Exelon and Constellation have financial interests in the merger that may be different from, or in addition to, those of other Exelon and Constellation shareholders, which could have influenced their decisions to support or approve the merger.

In considering whether to approve the proposals at the special meetings, Exelon and Constellation shareholders should recognize that directors and executive officers of Exelon and Constellation have interests in the merger that may differ from, or that are in addition to, their interests as shareholders of Exelon and Constellation. These interests include, among others, continued service as a director or an executive officer of the combined company, accelerated vesting of some equity awards, arrangements that provide for severance benefits if certain executive officers’ employment is terminated under specified circumstances following the completion of the merger and rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the merger. The Exelon and Constellation boards of directors were aware of these interests at the time each approved the merger agreement. These interests may cause Exelon’s and Constellation’s directors and executive officers to view the merger different from how you may view it as a shareholder. See “The Merger—Additional Interests of Exelon Executive Officers and Directors in the Merger” and “—Additional Interests of Constellation Executive Officers and Directors in the Merger,” beginning on pages 127 and 128, respectively.

If completed, the merger may adversely affect the combined company’s ability to attract and retain key employees.

Current and prospective Exelon and Constellation employees may experience uncertainty about their future roles at the combined company following the completion of the proposed merger. In addition, current and prospective Exelon and Constellation employees may determine that they do not desire to work for the combined company for a variety of possible reasons. These factors may adversely affect the combined company’s ability to attract and retain key management and other personnel.

Failure to complete the merger could negatively affect the share prices and the future businesses and financial results of Exelon and Constellation.

Completion of the merger is not assured and is subject to risks, including the risks that approval of the transaction by shareholders of Exelon and Constellation or by governmental agencies will not be obtained or that certain other closing conditions will not be satisfied. If the merger is not completed, the ongoing businesses of Exelon or Constellation may be adversely affected and Exelon and Constellation will be subject to several risks, including:

•

having to pay certain significant costs relating to the merger without receiving the benefits of the merger, including, in certain circumstances, a termination fee of $800 million in the case of a termination fee payable by Exelon to Constellation and a termination fee of $200 million in the case of a termination fee payable by Constellation to Exelon;

•	the potential loss of key personnel during the pendency of the merger as employees may experience uncertainty about their future roles with the combined company;

•

Exelon and Constellation will have been subject to certain restrictions on the conduct of their businesses, which may have prevented them from making certain acquisitions or dispositions or pursuing certain business opportunities while the merger is pending; and

•	the share price of Exelon or Constellation may decline to the extent that the current market prices reflect an assumption by the market that the merger will be completed.

Exelon and Constellation may incur unexpected transaction fees and merger-related costs in connection with the merger.

Exelon and Constellation expect to incur a number of non-recurring expenses, totaling approximately $144 million, associated with completing the merger, as well as expenses related to combining the operations of the two companies. The combined company may incur additional unanticipated costs in the integration of the businesses of Exelon and Constellation. Although we expect that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction and merger-related costs over time, the combined company may not achieve this net benefit in the near term, or at all.

Current Exelon shareholders and Constellation stockholders will have a reduced ownership and voting interest after the merger.

Exelon will issue or reserve for issuance approximately 201.9 million shares of Exelon common stock to Constellation stockholders in the merger (including shares of Exelon common stock issuable pursuant to Constellation stock options and other equity-based awards). Based on the number of shares of common stock of Exelon and Constellation outstanding on October 7, 2011, the record date for the two companies’ special meetings of shareholders, upon the completion of the merger, current Exelon shareholders and former Constellation stockholders would own approximately 78% and 22% of the outstanding shares of Exelon common stock, respectively, immediately following the consummation of the merger.

Exelon shareholders and Constellation stockholders currently have the right to vote for their respective directors and on other matters affecting their company. When the merger occurs, each Constellation stockholder who receives shares of Exelon common stock will become a shareholder of Exelon with a percentage ownership of the combined company that will be smaller than the shareholder’s percentage ownership of Constellation. Correspondingly, each Exelon shareholder will remain a shareholder of Exelon with a percentage ownership of the combined company that will be smaller than the shareholder’s percentage of Exelon prior to the merger. As a result of these reduced ownership percentages, Exelon shareholders will have less voting power in the combined company than they now have with respect to Exelon, and former Constellation stockholders will have less voting power in the combined company than they now have with respect to Constellation.

Following the merger, Constellation stockholders will own equity interests in a company that owns and operates a relatively higher proportion of nuclear generating facilities, which can present unique risks.

Exelon’s ownership interest in and operation of a relatively higher proportion of nuclear facilities than Constellation subjects Exelon to increased associated risks, including the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials; limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives; and costs associated with regulatory oversight by the NRC, including NRC imposed fines, lost revenues as a result of any NRC ordered shutdown of Exelon nuclear facilities, or increased capital costs as a result of increased NRC safety and security regulations, including any new requirements as a result of the NRC’s review of the accident at the Fukushima nuclear power plant in Japan. As shareholders of Exelon following the merger, Constellation stockholders may be adversely affected by these risks to a greater extent than they were prior to the merger.

Risks Related to Exelon and Constellation

Exelon and Constellation are, and will continue to be, subject to the risks described in (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies, and in each case which we have incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 197.

THE COMPANIES

Exelon

Exelon is one of the nation’s largest energy companies with approximately $18 billion in annual revenues. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 490,000 customers in the Philadelphia area. Exelon’s operations include energy generation, power marketing and energy delivery. Exelon has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon operates the largest nuclear fleet in the United States.

Exelon, a utility services holding company, operates through its principal subsidiaries—Exelon Generation Company, LLC, which we refer to as Exelon Generation, ComEd and PECO—as described below, each of which is treated as a reportable segment by Exelon. Exelon was incorporated in Pennsylvania in February 1999. Shares of Exelon common stock trade on the NYSE under the ticker symbol “EXC.” Exelon’s principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 800-483-3220. The address of Exelon’s website is http://www.exeloncorp.com. This website address is provided for convenience only and none of the information on this website is incorporated by reference into or otherwise deemed to be a part of this joint proxy statement/prospectus.

Exelon Generation. Exelon Generation’s business consists of its owned and contracted electric generating facilities, its wholesale energy marketing operations and its competitive retail supply operations. Exelon Generation is one of the largest competitive electric generation companies in the United States, as measured by owned and controlled megawatts, or MW. Exelon Generation combines its large generation fleet with an experienced wholesale energy marketing operation and a competitive retail supply operation. Exelon Generation’s presence in well-developed wholesale energy markets, integrated hedging strategy that mitigates the adverse impact of short-term market volatility, and low-cost nuclear generating fleet, which is operated consistently at high capacity factors, position it well to succeed in competitive energy markets. At December 31, 2010, Exelon Generation owned generation assets with an aggregate net capacity of 25,619 MW, including 17,047 MW of nuclear capacity. In addition, Exelon Generation controlled another 6,139 MW of capacity through long-term contracts.

Exelon Generation has ownership interests in eleven nuclear generating stations currently in service, consisting of 19 units with an aggregate of 17,047 MW of capacity. Exelon Generation’s nuclear fleet plus its ownership interest in two other generating units produced 140,010 gigawatthours, or GWhs, or approximately 82% of Exelon Generation’s total output for the year ended December 31, 2010. In 2010 and 2009, electric supply, in GWhs, generated from the nuclear generating facilities was 82% and 81%, respectively, of Exelon Generation’s total electric supply, which also includes fossil, hydroelectric and renewable generation and electric supply purchased for resale. During 2010 and 2009, the nuclear generating facilities operated by Exelon Generation achieved capacity factors of 93.9% and 93.6%, respectively.

ComEd. ComEd’s energy delivery business consists of the purchase and regulated retail sale of electricity and the provision of distribution and transmission services to a diverse base of residential, commercial and industrial customers in northern Illinois. ComEd and its nearly 6,000 employees are responsible for maintaining ComEd’s electric distribution system, which includes 35,734 circuit miles of overhead lines and 30,118 cable miles of underground lines. ComEd’s retail service territory has an area of approximately 11,300 square miles and an estimated population of 9 million. The service territory includes the City of Chicago, an area of about 225 square miles with an estimated population of 3 million. ComEd has approximately 3.8 million customers.

PECO. PECO’s energy delivery business consists of the purchase and regulated retail sale of electricity and the provision of transmission and distribution services to retail customers in southeastern Pennsylvania, including the City of Philadelphia, as well as the purchase and regulated retail sale of natural gas and the provision of distribution services to retail customers in the Pennsylvania counties surrounding the City of Philadelphia.

PECO’s combined electric and natural gas retail service territory has an area of approximately 2,100 square miles and an estimated population of 3.8 million. PECO delivers electricity to approximately 1.6 million customers and natural gas to approximately 490,000 customers.

This joint proxy statement/prospectus incorporates important business and financial information about Exelon from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see the section entitled “Where You Can Find More Information” beginning on page 197.

Constellation

Constellation is an energy company that includes a generation business, which we refer to as Constellation Generation, a customer supply business, which we refer to as the NewEnergy business, and BGE, a regulated electric and gas public utility in Central Maryland. Constellation was incorporated in Maryland in 1995, and in 1999, Constellation became the holding company for BGE and its subsidiaries. BGE was incorporated in Maryland in 1906. Constellation is listed on the NYSE and trades under the symbol “CEG.” Constellation’s principal executive offices are located at 100 Constellation Way, Baltimore, Maryland 21202 and its telephone number is 410-470-2800. The address of Constellation’s website is http://www.constellation.com. This website address is provided for convenience only and none of the information on this website is incorporated by reference into or otherwise deemed to be a part of this joint proxy statement/prospectus.

Constellation Generation. Constellation develops, owns, operates, and maintains fossil and renewable generating facilities and holds a 50.01% interest in Constellation Energy Nuclear Group, LLC, or CENG, a nuclear joint venture that owns nuclear generating facilities. Constellation also holds interests in qualifying facilities and power projects in the United States and Canada and manages certain long-dated tolling agreements. These agreements provide Constellation with the contractual rights to purchase power from third party generation plants over an extended period of time. The output of Constellation’s owned and contractually controlled plants is managed by its NewEnergy business and is hedged through a combination of power sales to wholesale and retail market participants. Constellation also provides operation and maintenance services, including testing and start-up, to owners of electric generating facilities. Constellation’s NewEnergy business meets the load-serving requirements under various contracts using the output from its generating fleet and from purchases in the wholesale market.

New Energy. Constellation’s NewEnergy business is a leading competitive provider of energy-related products and services for a variety of customers and focuses on selling electricity, natural gas, and other energy-related products to serve customer requirements (load-serving), and providing other energy products and risk management services.

To meet Constellation’s customer requirements, its NewEnergy business obtains energy from various sources, including:

•	Constellation’s generation assets;

•	Constellation’s contractually controlled generation assets;

•	exchange-traded and bilateral power and natural gas purchase agreements;

•	unit contingent power purchases from generation companies;

•

tolling contracts with generation companies, which provide the right, but not the obligation, to purchase power at a price linked to the variable cost of production, including fuel, with terms that generally extend from several months up to five years; and

•	regional power pools.

Constellation’s NewEnergy business also manages certain contractually controlled physical assets, including generation facilities, and natural gas properties, provides risk management services, and trades energy and energy-related commodities. This business also provides the wholesale risk management function for Constellation’s generation business, as well as structured products and energy investment activities.

NewEnergy also manages Constellation’s upstream natural gas activities, designs, constructs, and operates renewable energy, heating, cooling, and cogeneration facilities and provides home improvements, sales of electric and gas appliances, and servicing of heating, air conditioning, plumbing, electrical and indoor air quality systems

BGE. BGE is an electric transmission and distribution utility company and a gas distribution utility company with a service territory that covers the City of Baltimore and all or part of ten counties in central Maryland. BGE is regulated by the Maryland Public Service Commission and the FERC with respect to rates and other aspects of its business. BGE’s electric service territory includes an area of approximately 2,300 square miles. BGE’s gas service territory includes an area of approximately 800 square miles. BGE’s electric and gas revenues come from many customers—residential, commercial, and industrial.

This joint proxy statement/prospectus incorporates important business and financial information about Constellation from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see the section entitled “Where You Can Find More Information” beginning on page 197.

Bolt Acquisition Corporation

Bolt Acquisition Corporation, which we refer to as Merger Sub, is a direct wholly-owned subsidiary of Exelon that was formed for the sole purpose of effecting the merger of Merger Sub with and into Constellation. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger. Merger Sub was incorporated in Maryland in April 2011. Merger Sub’s principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 800-483-3220.

THE SPECIAL MEETING OF EXELON SHAREHOLDERS

General

The Exelon board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of shares of Exelon common stock for use at the Exelon special meeting. Exelon is first mailing this joint proxy statement/prospectus and accompanying proxy card to its shareholders on or about October 12, 2011.

Date, Time and Place of the Exelon Special Meeting

Exelon will hold its special meeting of shareholders on November 17, 2011, at 9:00 a.m. Central Time, in Chase Auditorium at Chase Tower, 10 South Dearborn Street, Chicago, Illinois.

Purpose of the Exelon Special Meeting

At the Exelon special meeting, Exelon will ask its shareholders to consider and vote on:

•

a proposal to approve the issuance of Exelon common stock, without par value, to Constellation stockholders in connection with the merger, which we refer to in this joint proxy statement/prospectus as the share issuance proposal; and

•

a proposal to adjourn the special meeting of the shareholders of Exelon, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal above, which we refer to in this joint proxy statement/prospectus as the Exelon adjournment proposal.

The Exelon board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that Exelon shareholders vote “FOR” each of the foregoing proposals. See “The Merger—Recommendation of the Board of Directors of Exelon; Exelon’s Reasons for the Merger” beginning on page 63. For a discussion of interests of Exelon’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Exelon’s shareholders generally, see “The Merger—Additional Interests of Exelon Executive Officers and Directors in the Merger,” beginning on page 127.

Record Date and Shares Entitled to Vote

The Exelon board of directors has fixed the close of business on October 7, 2011 as the record date for determination of shareholders entitled to notice of, and to vote at, the Exelon special meeting. Only holders of record of shares of Exelon common stock at the close of business on the record date are entitled to notice of, and to vote at, the Exelon special meeting and any adjournments or postponements of the Exelon special meeting.

Each shareholder is entitled to one vote at the Exelon special meeting for each share of Exelon common stock held by that shareholder at the close of business on the record date. Exelon’s common stock is its only voting security for the Exelon special meeting.

As of October 7, 2011, the record date for the Exelon special meeting, there were approximately 663,011,470 shares of Exelon common stock outstanding held by 129,619 holders of record. Exelon will make available a complete list of shareholders entitled to vote at the Exelon special meeting for examination by any Exelon shareholder at Exelon’s headquarters, 10 South Dearborn Street, Chicago, Illinois 60680 for purposes pertaining to the Exelon special meeting, during normal business hours beginning on October 12, 2011, and at the time and place of the Exelon special meeting.

Quorum

In order to conduct the special meeting, shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast must be present in person or represented by proxy so that there is a quorum. It is important that you vote promptly so that your shares are counted toward the quorum.

All shares of Exelon common stock represented at the Exelon special meeting, including abstentions and “broker non-votes,” if any, will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum; provided, however, that broker non-votes will only be treated as so present and entitled to vote if the shares covered by the broker non-vote are voted on a matter other than a procedural motion. A “broker non-vote” occurs when a broker, bank, or other nominee who holds shares for another person has not received voting instructions from the owner of the shares and, under NYSE rules, does not have discretionary authority to vote on a matter. Under NYSE rules, your broker or bank does not have discretionary authority to vote your shares of Exelon common stock on the share issuance proposal or the Exelon adjournment proposal. Without voting instructions on such proposals, a broker non-vote will occur.

Vote Required

Required Vote to Approve the Share Issuance Proposal

The affirmative vote of at least a majority of the votes cast (including abstentions) on the share issuance proposal by holders of shares of Exelon common stock present in person or by proxy and entitled to vote on the share issuance proposal is required to approve the proposal, so long as the total vote cast on the proposal represents at least a majority of the shares of Exelon common stock entitled to vote on the proposal, assuming a quorum is present. If you abstain from voting, it will have the same effect as voting against this proposal. If you fail to vote or a broker non-vote occurs, it will have no effect on the vote count for the proposal, but it will make it more difficult to meet the NYSE requirement that the total votes cast on such proposal (including abstentions) represent a majority of the shares of Exelon common stock outstanding as of the record date for the Exelon special meeting.

Required Vote to Approve the Exelon Adjournment Proposal

The affirmative vote of at least a majority of the votes cast on the Exelon adjournment proposal by holders of shares of Exelon common stock present in person or by proxy and entitled to vote on the Exelon adjournment proposal is required to approve the proposal. If you abstain from voting, it will have the same effect as voting against this proposal. If you fail to vote or a broker non-vote occurs, it will have no effect on the vote count for this proposal.

Voting by Exelon’s Directors and Executive Officers

As of the record date for the special meeting of Exelon shareholders, Exelon’s directors and executive officers collectively had the right to vote less than 1% of the Exelon common stock outstanding and entitled to vote at the Exelon special meeting. Exelon currently expects that Exelon’s directors and executive officers will vote their shares of Exelon common stock in favor of each of the proposals to be considered at the Exelon special meeting, although none of them has entered into any agreements obligating them to do so.

Voting of Proxies

Giving a proxy means that an Exelon shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the Exelon special meeting in the manner that such shareholder directs. All shares represented by properly executed proxies received in time for the Exelon special meeting will be voted at the Exelon special meeting in the manner specified by the shareholders giving those proxies. The persons named as proxies will vote properly executed proxies that do not contain voting instructions “FOR” the approval of the share issuance proposal and the Exelon adjournment proposal.

Only shares affirmatively voted for the approval of the proposals to be considered at the Exelon special meeting or properly executed proxies that do not contain voting instructions will be counted as favorable votes for the proposals. Also, under NYSE rules, brokers and banks who hold Exelon common stock in “street name” for customers who are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from those customers. Accordingly:

•

a failure to vote your Exelon shares on the share issuance proposal will have no effect on that proposal, but may make it more difficult to meet the NYSE requirement that the total votes cast on such proposal

(including abstentions) represent a majority of the shares of Exelon common stock outstanding as of the Exelon record date, because the affirmative vote of at least a majority of the votes cast on the share issuance proposal by holders of shares of Exelon common stock present in person or by proxy and entitled to vote on the share issuance proposal is required to approve the proposal, so long as the total vote cast on the proposal represents at least a majority of the shares of Exelon common stock entitled to vote on the proposal, assuming a quorum is present; and

•

a failure to vote your Exelon shares on the Exelon adjournment proposal, while considered for purposes of establishing quorum, will have no effect on that proposal, because the affirmative vote of at least a majority of the votes cast on the Exelon adjournment proposal by holders of shares of Exelon common stock present in person or by proxy and entitled to vote on the Exelon adjournment proposal is required to approve the proposal.

How to Vote

If you own shares of Exelon common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of Exelon common stock. If you fail to sign and return your proxy card(s), the proxies cannot vote your shares of Exelon common stock at the Exelon special meeting. An owner of record has four voting options:

Internet. You can authorize a proxy to vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day. Have your proxy card in hand when you access the web site and follow the on-screen instructions to vote.

Telephone. You can authorize a proxy to vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can authorize a proxy to vote by mail by simply completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

In Person. You may attend the Exelon special meeting and cast your vote in person. The Exelon board of directors recommends that you authorize your proxy by Internet, telephone or mail, even if you plan to attend the Exelon special meeting.

If you hold your shares of Exelon common stock in “street name” through a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Exelon or by voting in person at the Exelon special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Exelon common stock on behalf of their customers may not give a proxy to Exelon to vote those shares with respect to any of the proposals without specific instructions from their customers, as under NYSE rules brokers, banks and other nominees do not have discretionary voting power on these matters.

The Internet and telephone proxy procedures are designed to authenticate a shareholder’s identity, to allow shareholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Directing the voting of your Exelon shares will not affect your right to vote in person if you decide to attend the Exelon special meeting.

The named proxies will vote all shares at the special meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked.

Participants in the Exelon 401(k) Employee Savings Plan

If you are a participant in this plan, you have the right to provide voting directions to the plan trustee by submitting your proxy card, for those shares of Exelon common stock that are held by the plan and allocated to your account. Plan participant proxies are treated confidentially.

If you elect not to provide voting directions to the plan trustee, the plan trustee will vote the Exelon shares allocated to your plan account in the same proportion as those shares held by the plan for which the plan trustee has received voting directions from other plan participants. The plan trustee will follow participants’ voting directions and the plan procedure for voting in the absence of voting directions, unless it determines that to do so would be contrary to ERISA. Because the plan trustee must process voting instructions from participants before the date of the special meeting of Exelon shareholders, you are urged to deliver your instructions no later than November 16, 2011.

Revocability of Proxies

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by notifying Exelon’s Corporate Secretary, at 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, that you are revoking your proxy by written notice that bears a date later than the date of the proxy and that Exelon receives prior to the Exelon special meeting and states that you revoke your proxy;

•	by signing another Exelon proxy card(s) bearing a later date and mailing it so that Exelon receives it prior to the Exelon special meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the Exelon special meeting and voting in person, although attendance at the Exelon special meeting alone will not, by itself, revoke a proxy.

If your broker, bank or other nominee holds your shares in street name, you will need to contact your broker, bank or other nominee to revoke your voting instructions.

Electronic Access to Proxy Material

This joint proxy statement/prospectus and Exelon’s Form 10-K for the fiscal year ended December 31, 2010 are available on the Exelon website, www.exeloncorp.com.

People with Disabilities

Exelon can provide you with reasonable assistance to help you participate in the Exelon special meeting if you inform Exelon of your disability. Please contact Exelon’s office of Shareholder Services by telephone at (312) 394-8811; by electronic correspondence through shareholderservices@exeloncorp.com; or by mail to Tom Boin at 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, at least two weeks before the Exelon special meeting.

Solicitation of Proxies

Exelon, on behalf of the Exelon board of directors, through its directors, officers and employees, is soliciting proxies for the Exelon special meeting from Exelon shareholders. Exelon will bear the entire cost of soliciting proxies from Exelon shareholders, except that Exelon and Constellation will share equally the expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part. In addition to this mailing, Exelon’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, electronically, by telephone or other means.

Exelon has engaged the services of MacKenzie Partners, Inc. for a fee not to exceed $100,000, plus reimbursement of expenses, to provide advisory services and assist in the solicitation of proxies for the Exelon and Constellation special meetings.

Exelon and its proxy solicitors will request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Exelon common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted.

Assistance

If you need assistance in completing your proxy card or have questions regarding Exelon’s special meeting, please contact MacKenzie Partners, Inc. toll-free at (800) 322-2885 or collect at (212) 929-5500.

PROPOSALS SUBMITTED TO EXELON’S SHAREHOLDERS

The Share Issuance Proposal

(Item 1 on Exelon Proxy Card)

Upon the completion of the merger, each share of Constellation common stock outstanding immediately before the merger will be converted into the right to receive 0.930 of a share of Exelon common stock, which we refer to as the exchange ratio. The exchange ratio will not be adjusted to reflect changes in the market prices of Exelon common stock or Constellation common stock prior to closing.

Under the NYSE Listed Company Manual, a company listed on the NYSE is required to obtain shareholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If we complete the merger, we estimate that Exelon will issue or reserve for issuance approximately 201.9 million shares of Exelon common stock in connection with the merger, including shares of Exelon common stock issuable pursuant to outstanding Constellation stock options and other equity-based awards. On an as-converted basis, the aggregate number of shares of Exelon common stock that Exelon will issue in the merger will exceed 20% of the shares of Exelon common stock outstanding before such issuance, and for this reason Exelon must obtain the approval of Exelon shareholders for the issuance of shares of Exelon common stock to holders of Constellation common stock in connection with the merger.

Exelon is asking its shareholders to approve the share issuance proposal. The issuance of these securities to Constellation stockholders is necessary to effect the merger and the approval of the share issuance proposal is required for completion of the merger.

The Exelon board of directors unanimously recommends a vote “FOR” the share issuance proposal (Item 1). For a discussion of interests of Exelon’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Exelon’s shareholders generally, see “The Merger—Additional Interests of Exelon Executive Officers and Directors in the Merger,” beginning on page 127.

The Exelon Adjournment Proposal

(Item 2 on Exelon Proxy Card)

The Exelon special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the share issuance proposal.

If, at the Exelon special meeting, the number of shares of Exelon common stock present or represented and voting in favor of the share issuance proposal is insufficient to approve the corresponding proposal, Exelon intends to move to adjourn the Exelon special meeting in order to enable the Exelon board of directors to solicit additional proxies for approval of such proposal.

In the Exelon adjournment proposal, Exelon is asking its shareholders to authorize the holder of any proxy solicited by the Exelon board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Exelon special meeting to another time and place for the purpose of soliciting additional proxies. If the Exelon shareholders approve the Exelon adjournment proposal, Exelon could adjourn the Exelon special meeting and any adjourned session of the Exelon special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Exelon shareholders who have previously voted.

If the proposal to adjourn the Exelon special meeting for the purpose of soliciting additional proxies is submitted to the Exelon stockholders for approval, such approval requires the affirmative vote of a majority of all the votes cast by holders of the outstanding shares of Exelon common stock on the proposal.

The Exelon board of directors unanimously recommends a vote “FOR” the Exelon adjournment proposal (Item 2). For a discussion of interests of Exelon’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Exelon’s shareholders generally, see “The Merger—Additional Interests of Exelon Executive Officers and Directors in the Merger,” beginning on page 127.

Other Business

At this time, Exelon does not intend to bring any other matters before the Exelon special meeting by Exelon, and Exelon does not know of any matters to be brought before the Exelon special meeting by others. If, however, any other matters properly come before the Exelon special meeting, the persons named in the enclosed proxy, or their duly constituted substitutes, acting at the Exelon special meeting or any adjournment or postponement thereof will be deemed authorized to vote the shares represented thereby in accordance with the judgment of management on any such matter.

THE SPECIAL MEETING OF CONSTELLATION STOCKHOLDERS

General

The Constellation board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of shares of Constellation common stock for use at the Constellation special meeting. Constellation is first mailing this joint proxy statement/prospectus and accompanying proxy card to its stockholders on or about October 12, 2011.

Date, Time and Place of the Constellation Special Meeting

Constellation will hold its special meeting of stockholders on November 17, 2011 at 9:00 a.m. Eastern time, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, 50th floor, New York, New York.

Purpose of the Constellation Special Meeting

At the Constellation special meeting, Constellation will ask its stockholders to consider and vote on:

•

a proposal to approve the merger on substantially the terms set forth in the merger agreement, a copy of which is included as Annex A to this joint proxy statement/prospectus, which we refer to as the merger proposal;

•

a non-binding, advisory proposal to approve the compensation that may become payable to Constellation’s named executive officers in connection with the completion of the proposed merger, which we refer to in this joint proxy statement/prospectus as the compensation proposal; and

•

a proposal to adjourn the special meeting of the stockholders of Constellation, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger proposal, which we refer to in this joint proxy statement/prospectus as the Constellation adjournment proposal.

The Constellation board of directors has unanimously declared the merger advisable, fair to and in the best interests of Constellation and its stockholders and directed that the proposed merger be submitted to Constellation’s stockholders for consideration and has unanimously approved the merger agreement and the merger. The Constellation board of directors unanimously recommends that Constellation stockholders vote “FOR” each of the foregoing proposals. See “The Merger—Recommendation of the Board of Directors of Constellation; Constellation’s Reasons for the Merger” beginning on page 102.

Record Date and Shares Entitled to Vote

The Constellation board of directors has fixed the close of business on October 7, 2011 as the record date for determination of stockholders entitled to notice of, and to vote at, the Constellation special meeting. Only holders of record of shares of Constellation common stock at the close of business on the record date are entitled to notice of, and to vote at, the Constellation special meeting and any adjournments or postponements of the Constellation special meeting that occur within 120 days after the record date.

Each stockholder is entitled to one vote at the Constellation special meeting for each share of Constellation common stock held by that stockholder at the close of business on the record date. Constellation’s common stock is its only voting security for the Constellation special meeting.

As of October 7, 2011, the record date for the Constellation special meeting, there were approximately 201,534,592 shares of Constellation common stock outstanding and held by 30,397 holders of record. Constellation will make available at Constellation’s headquarters, 100 Constellation Way, Baltimore, MD 21202, during normal business hours, a complete list of stockholders entitled to vote at the Constellation special meeting for examination by any Constellation stockholder who has held at least 5% of the outstanding Constellation common stock for at least six months.

Quorum

In order to conduct the Constellation special meeting, holders of the outstanding shares of common stock entitled to cast a majority of all the votes entitled to be cast must be present in person or represented by proxy so that there is a quorum. It is important that you vote promptly so that your shares are counted toward the quorum.

All shares of Constellation common stock represented at the Constellation special meeting, including abstentions and “broker non-votes,” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. A “broker non-vote” occurs when a broker, bank, or other nominee who holds shares for another person has not received voting instructions from the owner of the shares and, under NYSE rules, does not have discretionary authority to vote on a matter. Under NYSE rules, your broker or bank does not have discretionary authority to vote your shares of Constellation common stock on the merger proposal, the proposal to approve the compensation that may become payable to Constellation’s named executive officers in connection with the completion of the proposed merger, or the Constellation adjournment proposal. Without voting instructions on such proposals, a broker non-vote will occur.

Vote Required

Required Vote to Approve the Proposed Merger

The affirmative vote of a majority of all the votes entitled to be cast by holders of the outstanding shares of Constellation common stock on the record date for the Constellation special meeting is required to approve the merger proposal. If you abstain from voting, fail to vote or a broker non-vote occurs, it will have the same effect as voting against this proposal.

Required Vote to Approve the Compensation of Constellation’s Named Executive Officers

The affirmative vote of a majority of all the votes cast by holders of the outstanding shares of Constellation common stock is required to approve, by a non-binding, advisory vote, the compensation that may become payable to Constellation’ named executive officers in connection with the completion of the proposed merger. If you abstain from voting, fail to vote or a broker non-vote occurs, it will have no effect on the vote count for this proposal.

Required Vote to Approve the Constellation Adjournment Proposal

The affirmative vote of a majority of all the votes cast by holders of the outstanding shares of Constellation common stock on the proposal is required to approve the Constellation adjournment proposal. If you abstain from voting, fail to vote or a broker non-vote occurs, it will have no effect on the vote count for this proposal.

Voting by Constellation’s Directors and Executive Officers

As of the record date for the special meeting of Constellation stockholders, Constellation’s directors and executive officers collectively had the right to vote approximately 2% of the Constellation common stock outstanding and entitled to vote at the Constellation special meeting. Constellation currently expects that Constellation’s directors and executive officers will vote their shares of Constellation common stock in favor of each of the proposals to be considered at the Constellation special meeting, although none of them has entered into any agreements obligating them to do so.

Voting of Proxies

Giving a proxy means that a Constellation stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Constellation special meeting in the manner that such stockholder directs. All shares represented by properly executed proxies received in time for the Constellation special meeting will be voted at the Constellation special meeting in the manner specified by the stockholders giving those proxies. The persons named as proxies will vote properly executed proxies that do not contain voting instructions “FOR” the approval of the merger proposal, the compensation proposal and the Constellation adjournment proposal.

Only shares affirmatively voted for the approval of the proposals to be considered at the Constellation special meeting or properly executed proxies that do not contain voting instructions will be counted as favorable votes for the proposals. Also, under NYSE rules, brokers and banks who hold Constellation common stock in “street name” for customers who are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from those customers. Accordingly:

•

an abstention or a failure to vote your Constellation shares on the merger proposal will have the same effect as a vote against that proposal because the affirmative vote of at least a majority of all the votes entitled to be cast by holders of the outstanding shares of Constellation common stock on the record date for the Constellation special meeting must approve the merger proposal;

•

an abstention or a failure to vote your Constellation shares on the compensation proposal will have no effect on the vote count for that proposal because the affirmative vote of a majority of all the votes cast by holders of the Constellation common stock present in person or by proxy at the meeting is required to approve the compensation proposal; and

•

an abstention or a failure to vote your Constellation shares on the adjournment proposal will have no effect on the vote count for that proposal because the affirmative vote of a majority of all the votes cast by holders of the Constellation common stock present in person or by proxy at the meeting is required to approve the Constellation adjournment proposal.

How to Vote

If you own shares of Constellation common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of Constellation common stock. If you fail to sign and return your proxy card(s), the proxies cannot vote your shares of Constellation common stock at the Constellation special meeting. An owner of record has four voting options:

Internet. You can authorize a proxy over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day. Have your proxy card in hand when you access the web site and follow the on-screen instructions to vote.

Telephone. You can authorize a proxy by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can authorize a proxy by mail by simply completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

In Person. You may attend the Constellation special meeting and cast your vote in person. The Constellation board of directors recommends that you authorize your proxy by Internet, telephone or mail, even if you plan to attend the Constellation special meeting.

If you hold your shares of Constellation common stock in “street name” through a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the broker or bank. You may not vote shares held in street name by returning a proxy card directly to Constellation or by voting in person at the Constellation special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Constellation common stock on behalf of their customers may not give a proxy to Constellation to vote those shares with respect to any of the proposals without specific instructions from their customers, as under NYSE rules brokers, banks and other nominees do not have discretionary voting power on these matters.

The Internet and telephone proxy procedures are designed to authenticate a stockholder’s identity, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Directing the voting of your Constellation shares will not affect your right to vote in person if you decide to attend the Constellation special meeting.

The named proxies will vote all shares at the special meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked.

Revocability of Proxies

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by notifying Constellation’s corporate secretary, Charles A. Berardesco, in writing at 100 Constellation Way, Suite 1800P, Baltimore, MD 21202, that you are revoking your proxy by written notice that bears a date later than the date of the proxy and that Constellation receives prior to the Constellation special meeting and states that you revoke your proxy;

•	by signing another Constellation proxy card(s) bearing a later date and mailing it so that Constellation receives it prior to the special meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the Constellation special meeting and voting in person, although attendance at the Constellation special meeting alone will not, by itself, revoke a proxy.

If your broker, bank or other nominee holds your shares in street name, you will need to contact your broker, bank or other nominee to revoke your voting instructions.

Electronic Access to Proxy Material

This joint proxy statement/prospectus and Constellation’s Form 10-K for the fiscal year ended December 31, 2010 are available on the Constellation website, www.constellation.com.

People with Disabilities

Constellation can provide you with reasonable assistance to help you participate in the Constellation special meeting if you inform Constellation of your disability. Please contact Constellation Investor Relations by telephone at (410) 470-6440; by electronic correspondence through InvestorRelations@constellation.com; or by mail at 100 Constellation Way, Baltimore, MD 21202, at least two weeks before the Constellation special meeting.

Solicitation of Proxies

Constellation, on behalf of the Constellation board of directors, through its directors, officers and employees, is soliciting proxies for the Constellation special meeting from Constellation stockholders. Constellation will bear the entire cost of soliciting proxies from Constellation stockholders, except that Constellation and Exelon will share equally the expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part. In addition to this mailing, Constellation’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies personally, electronically, by telephone or other means.

Constellation has also engaged the services of Innisfree M&A Incorporated for a fee not to exceed $75,000, plus reimbursement of expenses, to assist in the solicitation of proxies for the Constellation special meeting.

Constellation and its proxy solicitors will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Constellation common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted.

Assistance

If you need assistance in completing your proxy card or have questions regarding Constellation’s special meeting, please contact Innisfree M&A Incorporated toll-free at (877) 800-5182. Brokers, banks and other nominees may call collect at (212) 750-5833.

PROPOSALS SUBMITTED TO CONSTELLATION’S STOCKHOLDERS

The Merger Proposal

(Item 1 on the Constellation Proxy Card)

For a summary and detailed information regarding this proposal, see the information about the merger agreement and the merger throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 47 and “The Merger Agreement” beginning on page 146. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Under the merger agreement, approval of this proposal is a condition to the completion of the merger. If the proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

Approval of the proposal requires the affirmative vote of a majority of all the votes entitled to be cast by holders of the outstanding shares of Constellation common stock on the record date for the Constellation special meeting.

The Constellation board of directors has unanimously declared that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Constellation and its stockholders and directed that the proposed merger be submitted to the Constellation stockholders for consideration, and has unanimously approved the merger agreement and the merger. The Constellation board of directors unanimously recommends that Constellation stockholders vote “FOR” the proposal to approve the merger on substantially the terms set forth in the merger agreement.

The Compensation Proposal

(Item 2 on the Constellation Proxy Card)

As required by Item 402(t) of Regulation S-K and Section 14A of the Exchange Act, Constellation is providing its stockholders with the opportunity to cast a non-binding, advisory vote on the compensation that may become payable to its named executive officers in connection with the completion of the merger.

Your vote is requested. Constellation believes that the information regarding compensation that may become payable to its named executive officers in connection with the completion of the merger is reasonable and demonstrates that Constellation’s executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment with the long-term interests of Constellation’s stockholders. This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to Constellation’s named executive officers in connection with the completion of the merger. In addition, this vote is separate and independent from the vote of stockholders to approve the completion of the merger. Constellation asks that its stockholders vote “FOR” the following resolution:

“RESOLVED, that the compensation that may become payable to Constellation’s named executive officers in connection with the completion of the merger is hereby APPROVED.”

This vote is advisory and, therefore, it will not be binding on Constellation, nor will it overrule any prior decision or require Constellation’s board of directors (or any committee thereof) to take any action. However, Constellation’s board of directors values the opinions of Constellation’s stockholders, and to the extent that there is any significant vote against the named executive officer compensation as disclosed in this joint proxy statement/prospectus, Constellation’s board of directors will consider stockholders’ concerns and will evaluate whether any actions are necessary to address those concerns. Constellation’s board of directors will consider the affirmative vote of a majority of the votes cast “FOR” the foregoing resolution as advisory approval of the compensation that may become payable to Constellation’s named executive officers in connection with the completion of the merger.

The Constellation board of directors unanimously recommends a vote “FOR” the approval of the resolution set forth above.

More information regarding the compensation that may become payable to Constellation’s named executive officers in connection with the completion of the merger is set forth in the section captioned “The Merger—Additional Interests of Constellation Executive Officers and Directors in the Merger,” beginning on page 128.

The Constellation Adjournment Proposal

(Item 3 on the Constellation Proxy Card)

The Constellation special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Constellation special meeting to approve the merger proposal. The special meeting may be adjourned from time to time to a date that is not more than 120 days after the original record date for the Constellation special meeting.

If, at the Constellation special meeting, the number of shares of Constellation common stock present or represented and voting in favor of the approval of the merger agreement and the merger is not sufficient to approve that proposal, Constellation intends to move to adjourn the Constellation special meeting in order to enable the Constellation board of directors to solicit additional proxies for the approval of the merger agreement and the merger. In that event, Constellation will ask its stockholders to vote only upon the adjournment proposal, and not the merger proposal or the compensation proposal.

In this proposal, Constellation is asking its stockholders to authorize the holder of any proxy solicited by the Constellation board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Constellation special meeting to another time and place for the purpose of soliciting additional proxies. If the Constellation stockholders approve the adjournment proposal, Constellation could adjourn the Constellation special meeting and any adjourned session of the Constellation special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders who have previously voted.

If the proposal to adjourn the Constellation special meeting for the purpose of soliciting additional proxies is submitted to the Constellation stockholders for approval, such approval requires the affirmative vote of a majority of all the votes cast by holders of the outstanding shares of Constellation common stock on the proposal regardless of whether there is a quorum.

The Constellation board of directors unanimously recommends that Constellation stockholders vote “FOR” the proposal to adjourn the Constellation special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the merger agreement and the merger.

THE MERGER

The discussion in this joint proxy statement/prospectus of the merger and the principal terms of the merger agreement is subject to, and is qualified in its entirety by reference to, the merger agreement. We urge you to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein.

General Description of the Merger

Upon completion of the merger, Merger Sub, a wholly-owned subsidiary of Exelon formed for the purpose of effecting the merger, will merge with and into Constellation. Constellation will be the surviving corporation of the merger between it and Merger Sub and will thereby become a wholly-owned subsidiary of Exelon.

In the merger, each outstanding share of Constellation common stock (other than shares owned by Constellation, Exelon or Merger Sub, which will be cancelled) will be converted at the effective time of the merger into the right to receive shares of Exelon common stock, with cash to be paid in lieu of fractional shares. The merger agreement provides for an exchange ratio of 0.930 shares of Exelon common stock for each share of Constellation common stock. This exchange ratio will not be adjusted to reflect changes in the stock price of either Exelon common stock or Constellation common stock prior to completion of the merger. Exelon shareholders will continue to hold their existing shares of Exelon common stock.

Upon completion of the merger, Mayo A. Shattuck III will become executive chairman of the combined company. Exelon president and chief operating officer Christopher M. Crane will become president and chief executive officer of the combined company. John W. Rowe, the current chief executive officer of Exelon, will retire upon completion of the merger. Both Mr. Crane and Mr. Shattuck will serve on the board of directors of the combined company, along with three independent Constellation directors nominated by Constellation. Following the merger, the resulting company will retain the Exelon name and be headquartered in Chicago. In addition to the corporate headquarters, Illinois will continue to be home to headquarters for Commonwealth Edison Company, which we refer to as ComEd, and Exelon Business Services Company (both in Chicago), as well as the Midwest regional headquarters for Exelon Nuclear (in Warrenville). Pennsylvania will continue to be home to headquarters for PECO Energy Company, which we refer to as PECO, (in Philadelphia) and Exelon Power (in Kennett Square). Exelon Nuclear’s headquarters will also be located at Kennett Square. Exelon’s and Constellation’s commercial retail and wholesale businesses will be consolidated under the Constellation brand and headquartered in Baltimore. The combined company’s renewables development headquarters will also be located in Baltimore. Baltimore Gas and Electric Company, which we refer to as BGE, will retain its Baltimore headquarters.

Until the merger has received all necessary approvals and is completed, Exelon and Constellation will continue operating as separate entities. The companies are targeting to complete the merger in the first quarter of 2012, subject to receipt of the necessary shareholder and regulatory approvals discussed in this joint proxy statement/prospectus, although we cannot assure completion by any particular date.

Background of the Merger

The senior management teams and boards of directors of each of Constellation and Exelon actively monitor and assess developments in the energy industry and are generally aware of the business activities of other major energy companies, including each other. Executives from each of Constellation and Exelon periodically interact with each other at industry gatherings and as part of various energy industry organizations. As a result, they see and speak with each other several times each year, each of Constellation and Exelon is generally familiar with the other company’s business and operations, and on at least two occasions prior to the commencement of the October 2010 discussions that led to the execution of the merger agreement Messrs. Rowe and Shattuck had informal conversations regarding a possible transaction between Constellation and Exelon.

In addition, the respective boards of directors and senior management of each of Constellation and Exelon regularly consider and evaluate options for achieving their company’s long-term strategic goals and enhancing shareholder value. These options have included periodic assessments of potential business combinations with other energy companies. Both companies also have been parties to significant proposed business combinations in recent years.

In the past six years, Constellation has entered into three major strategic transactions and has explored a wide range of other potential opportunities. Constellation entered into an agreement to merge with FPL Group, Inc. (now known as NextEra Energy, Inc.) in December 2005, but the two companies ultimately agreed to terminate the transaction in October 2006 in the face of significant regulatory delays. In October 2008, in response to a potential severe liquidity crisis, Constellation contacted, and was contacted by, numerous possible business combination partners, including Exelon, and was approached by MidAmerican Energy Holdings Company (which we refer to as MidAmerican) regarding a business combination transaction. Constellation ultimately agreed to be acquired by MidAmerican for approximately $4.7 billion in cash. After receiving an unsolicited proposal for an alternative transaction, Constellation terminated the agreement with MidAmerican in December 2008 so that it could complete this alternative transaction, which was a sale of a 49.99% interest in Constellation’s nuclear generation business to Électricité de France, SA, which we refer to as EdF, for $4.5 billion. The transaction with EdF closed in November 2009. In the years preceding and subsequent to these transactions, Constellation also has received unsolicited expressions of interest about potential business combinations from several different companies, both in connection with these prior deals and independent of them. Constellation believes it is well-informed about the opportunities for strategic transactions and how potential strategic partners would likely value Constellation’s business in the context of a business combination, including as a result of these activities and general market knowledge.

Like Constellation, Exelon has actively explored potential strategic opportunities over the past several years. In December 2004, Exelon entered into an agreement to merge with Public Service Enterprise Group Incorporated, but the two companies agreed to terminate the transaction in September 2006 in the face of significant regulatory delays. In the fall of 2008, Exelon made public offers to enter into a business combination transaction with NRG Energy, Inc., but such offers were not accepted and Exelon withdrew its offer in July 2009. Throughout this period, Exelon has regularly evaluated a variety of possible business combinations in light of its evolving acquisition criteria and opportunities presented by various potential transactions, and it regularly considers significant acquisition opportunities.

On October 13, 2010, Mr. Christopher M. Crane, President and Chief Operating Officer of Exelon, contacted Mr. Mayo A. Shattuck III, Chairman of the Board, President and Chief Executive Officer of Constellation, to introduce the possibility of discussing a potential merger of Exelon and Constellation. They discussed likely financial advisors that they would use for the possible transaction (with Exelon identifying Barclays Capital and J.P. Morgan and Constellation identifying Morgan Stanley, which has worked regularly with Constellation on numerous transactions and other projects over the past several years). They also discussed initial potential benefits of the possible transaction and the need to address any regulatory approvals that would be required in connection with the possible transaction. Mr. Crane and Mr. Shattuck stated that they would each consider the potential transaction further, although they did not determine when they would speak next about a potential transaction, if at all.

On or about October 25, 2010, Mr. John W. Rowe, Chairman and Chief Executive Officer of Exelon, called Mr. Shattuck to follow up on Mr. Crane’s call to Mr. Shattuck on October 13 inquiring about the possibility of discussing a potential merger of Exelon and Constellation. They discussed the matters that had been discussed during the October 13 call. Mr. Rowe indicated that Exelon believed any concentrations of market power resulting from the potential transaction could be addressed. Finally, Mr. Rowe requested that he and Mr. Shattuck meet to discuss further the possibility of a transaction.

On October 26, 2010, the Exelon board of directors held a meeting. During the meeting, Messrs. Rowe and Crane and Mr. Kyle Crowley, Senior Vice President and Chief Development Officer, provided an update on the status of merger and acquisition activities and several possible asset acquisitions and business combination transactions that had been considered or were under consideration and other potential opportunities that might develop, including a possible business combination transaction with Constellation. Following discussion at the meeting, the Exelon board of directors authorized Exelon’s management to explore several transactions that were discussed, including a business combination transaction with Constellation.

Beginning in late October 2010 and continuing into early January 2011 senior management of each of Constellation and Exelon reviewed public information about the other company and sought to assess the prospects for a business combination transaction between Exelon and Constellation. Senior management of each company also began to contact outside professional advisors during this period to assist them with this analysis and to provide advice on the possible transaction. During this period, Constellation contacted Morgan Stanley and requested that Morgan Stanley act as a financial advisor to Constellation for the potential transaction (although a formal engagement letter for this work was not executed until March 8, 2011). Constellation also contacted Kirkland & Ellis LLP, which we refer to as Kirkland, Constellation’s primary outside law firm, and requested Kirkland’s assistance with the potential transaction. In addition, during this period, Exelon engaged Barclays Capital, J.P. Morgan, and Evercore as financial advisors to Exelon for the potential transaction (although the formal engagement letters were not executed until April 2011) and Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to as Skadden, as legal counsel to Exelon for the potential transaction.

On October 30, 2010, Mr. Crane and a representative of Morgan Stanley had dinner while attending a meeting of the Edison Electric Institute, which we refer to as EEI, an industry organization of shareholder-owned utility companies of which both Exelon and Constellation are members, in Palm Desert, California. During this dinner, Mr. Crane and the representative of Morgan Stanley discussed the potential for a transaction between Constellation and Exelon. On the following day, the representative of Morgan Stanley conveyed the matters discussed in this conversation to Mr. Shattuck.

On November 1, 2010, while attending this same EEI conference, Mr. Crane and Mr. Shattuck discussed Exelon’s interest in a possible transaction with Constellation. During the brief initial discussion and a follow-up discussion on the evening of November 2, 2010, they exchanged views about the potential benefits of the combination of the two companies. During these discussions, Mr. Crane stated that if Exelon were to pursue an all-stock transaction with Constellation, it would expect to issue shares of Exelon stock at an exchange ratio that would represent a premium of approximately 15% over the then-current trading price of Constellation’s common stock. Mr. Shattuck indicated that he thought any possible transaction would need to result in a premium in excess of 15%. Mr. Crane and Mr. Shattuck stated that they would each consider the potential transaction further, although they did not determine when they would speak next about a potential transaction.

In mid-November 2010, Messrs. Shattuck and Rowe spoke by telephone regarding the status of the consideration of the possible transaction. In particular, they agreed that the parties could delay discussion of the exchange ratio in the possible transaction until regulatory assessments had been made. They reviewed the schedules of upcoming board meetings for each of Exelon and Constellation and discussed ensuring that the boards would be kept informed of discussions relating to the potential transaction. During this call, Mr. Rowe indicated that he expected that Mr. Crane would succeed him as Chief Executive Officer of Exelon following the completion of the possible transaction.

In mid to late November 2010, Mr. Shattuck informally updated several members of the Constellation board of directors about his conversations with Messrs. Rowe and Crane.

On November 30, 2010, the Exelon board of directors held a meeting. During the meeting, Messrs. Rowe, Crane and Crowley provided an update on the status of various merger and acquisition activities and potential opportunities that had been discussed at the October 26 board meeting. Messrs. Rowe and Crane updated the Exelon board of directors about their discussions with Mr. Shattuck following the Exelon board meeting on

October 26. Mr. Crane gave a presentation and provided background information about Constellation, including recent developments in Constellations’s business relationships with EdF, and explained the financial merits and strategic rationale for the potential combination of Exelon and Constellation. The Exelon board of directors discussed the financial merits of a transaction with Constellation, regulatory approvals required for a transaction and social, governance and political considerations relevant to a transaction and provided input to Messrs. Rowe and Crane regarding further discussions with Mr. Shattuck.

On the evening of November 30, 2010, Messrs. Shattuck and Rowe met for dinner in Philadelphia, Pennsylvania. During this meeting, they discussed Mr. Rowe’s expectations for management roles in the combined company for each of Messrs. Crane and Shattuck and the need to address any regulatory approvals that would be required in connection with the possible transaction, including approval by the Maryland Public Service Commission and Federal Energy Regulatory Commission and the U.S. antitrust review process.

On December 2, 2010, Messrs. Shattuck and Crane spoke by telephone regarding the status of their respective companies’ consideration of the possible transaction. In addition to reviewing the topics previously discussed during their prior meetings (and Mr. Shattuck’s meetings with Mr. Rowe), they also discussed each company’s experiences in prior uncompleted transactions.

On December 17, 2010, the Constellation board of directors held a meeting. During an executive session at the beginning of the meeting (with only members of the board of directors present), Mr. Shattuck informed the Constellation board of directors about his conversations with Messrs. Rowe and Crane related to the possible transaction and about the work that Constellation’s senior management and outside advisors had done over the past several weeks. Following a discussion, the Constellation board of directors expressed its general support for having a limited group of the senior members of Constellation’s management team obtain more information about potential opportunities and risks that a transaction with Exelon might present to Constellation and its stockholders.

On January 3, 2011, Messrs. Crane and Shattuck met in Arizona while both were attending an EEI conference. During the meeting, they discussed the potential strategic benefits of the possible transaction. They also discussed the regulatory approvals that would be required in connection with the possible transaction and a strategy for evaluating the required approvals and exploring potential proposals that might be made to regulatory authorities in connection with seeking approvals before addressing other topics of the possible transaction. They agreed to arrange a meeting with a larger group of participants from their respective companies to discuss the regulatory approvals, which meeting took place on January 13, 2011. In addition, they agreed to have Constellation and Exelon enter into a confidentiality agreement pursuant to which the companies could exchange non-public information.

On January 4, 2011, Mr. Andrew L. Good, Senior Vice President, Corporate Strategy and Development of Constellation, sent to Mr. Crowley a proposed form of mutual confidentiality agreement, which included customary standstill provisions applicable to both companies. Representatives of Exelon provided comments to representatives of Constellation shortly thereafter along with a proposed form of a joint defense agreement.

On January 5, 2011, Messrs. Rowe, Crane and Shattuck met again while attending the meeting of EEI in Arizona. During the meeting, they continued to discuss the topics that Mr. Shattuck had discussed with Mr. Crane on January 3. Later that day, Messrs. Crane and Shattuck, together with a representative of Morgan Stanley, met to discuss a possible transaction between Exelon and Constellation.

On January 7, 2011, Constellation and Exelon executed the mutual confidentiality agreement and on January 20, 2011, a joint defense agreement to facilitate the sharing of due diligence materials and the development of a joint approach to addressing the regulatory requirements of a business combination.

On January 10, 2011, Messrs. Shattuck and Crane spoke by telephone regarding the preparation for the planned meeting on regulatory matters scheduled for January 13.

On January 13, 2011, representatives of Constellation, including Mr. Good and Mr. Charles A. Berardesco, Senior Vice President, General Counsel and Corporate Secretary of Constellation, held a teleconference with representatives of Exelon, including Mr. Crowley and Mr. Darryl M. Bradford, Senior Vice President and General Counsel of Exelon, to discuss in more detail plans for developing a joint strategy to pursue required regulatory approvals in connection with a possible transaction. Both companies’ management teams had decided that completing an informed assessment of the likelihood of obtaining all required regulatory approvals for a transaction would be a critical threshold issue in deciding whether it would be desirable to pursue detailed discussions and negotiations regarding a potential transaction. During this call, both companies’ management teams discussed the need for engaging legal counsel in Maryland to help them develop an approach to addressing the regulatory requirements and environment in Maryland. Finally, the parties discussed plans for an initial exchange of due diligence materials, including the legal and commercial limitations on what information could be shared and how best to assess the potential opportunities for synergies that could be expected to result from a transaction.

Later on January 13, 2011, representatives of Constellation and Exelon began to exchange a limited amount of non-public information. In particular, Constellation provided Exelon with a strategic plan for Constellation and Exelon provided Constellation with a long-range plan. Over the next several weeks, the parties continued to share a limited amount of due diligence materials, primarily consisting of financial information.

During the week ending January 15, 2011, Mr. Crane provided Mr. Shattuck a suggested framework for allocation of post-merger responsibilities of Mr. Shattuck, as executive chairman, and Mr. Crane, as chief executive officer.

On January 18, 2011, representatives of Constellation, including Messrs. Good and Berardesco, held a teleconference with representatives of Exelon, including Messrs. Crowley and Bradford, during which they continued to discuss the topics discussed during their January 13 teleconference. On this call, the representatives of Constellation and the representatives of Exelon agreed to jointly retain Saul Ewing LLP, which we refer to as Saul Ewing, to provide advice and representation to both companies on regulatory matters in Maryland (although the formal engagement letter was not executed until March 11, 2011).

On January 20, 2011, the Constellation board of directors attended a planned dinner on the evening before a board meeting. Members of Constellation senior management and a representative of Morgan Stanley were present at the dinner. At the dinner, Constellation management presented its preliminary strategic assessment of a possible transaction with Exelon, and the representative of Morgan Stanley presented preliminary financial information related to the possible transaction.

On January 21, 2011, the Constellation board of directors held a meeting. During an executive session at the beginning of the meeting (with only members of the board of directors present), the Constellation board of directors discussed the potential transaction. During this executive session, the board asked a subgroup of four Constellation directors (Robert J. Lawless, Ann C. Berzin, James T. Brady and Yves C. de Balmann) to review in more detail with management a possible transaction with Exelon.

Later on January 21, 2011, Messrs. Shattuck and Crane spoke by telephone regarding the status of their respective companies’ consideration of the possible transaction. Mr. Shattuck informed Mr. Crane of the discussions of the Constellation board of directors and the board’s request that a subgroup of directors review the potential transaction in greater detail with Constellation management.

During late January 2011, each of the companies continued to retain outside professional advisors, including consultants, accountants and communications firms, to assist in the due diligence review of the companies and to provide advice and representation in connection with the possible transaction.

On January 24, 2011, the Exelon board of directors held a dinner meeting before a board meeting on the following day. During the dinner meeting, Mr. Rowe led a discussion of some strategic considerations relevant to the potential transaction with Constellation, and the directors reached general consensus on matters involving corporate governance and executive leadership of Exelon following the transaction.

On January 25, 2011, the Exelon board of directors held a meeting at which members of Exelon management, including Messrs. Crane and Crowley, and representatives from Evercore and Skadden were present. A representative from Skadden advised the directors regarding their duties in connection with transactions such as the proposed combination with Constellation. The directors discussed the strategic fit for a transaction with Constellation compared to various other potential opportunities the Exelon corporate development team had evaluated and considered the potential benefits of combining Constellation’s “short” generation position in its retail business with Exelon’s “long” generation position. The directors also discussed a preliminary analysis of possible value creation for Exelon and pro-forma earnings and cash flow accretion in a transaction with Constellation, given various assumptions, including assumptions about energy prices, transaction premium, divestitures of generation assets, and regulatory approvals. A representative from Evercore discussed considerations relevant to valuation and consideration to be paid in a transaction with Constellation. Following discussion, the Exelon directors authorized management to continue discussions with Constellation and perform further due diligence.

Later on January 25, 2011, Messrs. Shattuck and Crane spoke by telephone, and Mr. Crane updated Mr. Shattuck on the discussions of the Exelon board of directors regarding the possible transaction.

On January 27, 2011, representatives of Constellation, including Messrs. Good and Berardesco, together with representatives of Kirkland, met with representatives of Exelon, including Messrs. Crowley and Bradford, together with representatives of Skadden, as well as representatives of Saul Ewing, at Skadden’s offices in Washington, DC. At the meeting, the parties held preliminary discussions about possible strategies and approaches to seeking regulatory approvals for a possible transaction. The discussion included a high-level, general exploration of potential regulatory concerns that federal and state agencies might have about a business combination between the two companies and how the companies might be able to address those concerns. While most of the discussions were general, the parties specifically discussed the possible disposition of three of Constellation’s generation stations (Brandon Shores and H.A. Wagner located in Anne Arundel County, Maryland and C.P. Crane in Baltimore County, Maryland) as a means by which concentrations of market power resulting from the potential transaction could be addressed for any federal regulatory agencies.

On January 28, 2011 and again on January 31, 2011, Messrs. Shattuck, Rowe and Crane spoke by telephone several times in advance of a meeting to discuss regulatory matters scheduled for February 8, 2011. On the evening of February 7, 2011, Messrs. Shattuck and Crane met for dinner in New York City.

On February 8, 2011, representatives of Constellation, including Messrs. Shattuck, Berardesco and Good, together with representatives of Morgan Stanley, met with representatives of Exelon, including Messrs. Crane, Crowley and Bradford, together with a representative of Barclays Capital, in New York City. During this meeting, the parties generally discussed possible approaches to obtaining required regulatory approvals, including proposing certain generation facility dispositions to mitigate potential market concentration concerns and proposing utility rate credits and local investment and employment initiatives to address Maryland regulatory requirements by providing significant benefits to BGE customers and the State of Maryland. These topics were discussed in general terms, and no specific proposals were advanced.

On February 10, 2011, and again on February 15, 18 and 22, 2011, Messrs. Shattuck and Crane spoke by telephone regarding the status of their respective companies’ consideration of the possible transaction.

On February 11, 2011, the subgroup of four Constellation directors that had been asked by the Constellation board of directors to review in more detail with management a possible transaction with Exelon held a meeting, at which members of Constellation senior management, including Messrs. Shattuck, Good and Berardesco and Mr. Jonathan W. Thayer, Senior Vice President and Chief Financial Officer of Constellation, and a representative of each of Morgan Stanley and Kirkland were present. During the meeting, members of Constellation senior management discussed with the directors the results of their analyses of the opportunities presented by the possible transaction and also discussed Constellation’s stand-alone business plan. Based on the presentations made, the directors concluded that the possible transaction could have significant benefits for Constellation and its stockholders and merited further analysis. The four directors also advised management that they would need additional details about the terms of any transaction and the likelihood of completing the transaction (including obtaining all required regulatory approvals) before they could determine more conclusively their views of the transaction. They also discussed with Constellation senior management the process by which the companies would continue to exchange non-public information. They also encouraged management to seek to further define the terms of a possible transaction and the approach to seeking regulatory approval of a possible transaction.

On February 12, 2011, a representative of Morgan Stanley and a representative of Barclays Capital held a teleconference to discuss a range of matters relating to the potential transaction, including valuation, transaction structure and governance matters.

On February 16, 2011, Constellation’s independent directors (all directors other than Mr. Shattuck) held a meeting by teleconference. At the meeting, they discussed the current status of the discussions regarding the possible transaction, and the subgroup of four directors that had been designated to review the possible transaction in more detail provided an update to the other directors on the information they had received from Constellation management on February 11, their preliminary views and the direction they had provided to management.

On February 24, 2011, the Constellation board of directors attended a pre-arranged dinner on the evening before a meeting of the board. Members of Constellation management and a representative of each of Morgan Stanley and Kirkland were present at the dinner. At the dinner meeting, Constellation management presented its preliminary assessment of the strategic effects of the possible transaction, as well as potential risks, and the representative of Morgan Stanley presented preliminary financial information related to the possible transaction. Following discussion of the possible transaction, the Constellation board of directors authorized Messrs. Lawless and Shattuck to meet with the Exelon board of directors to discuss Constellation and their views on the possible transaction and the opportunities that it presented.

On March 1, 2011, Messrs. Rowe, Crane and Shattuck met in Washington, DC while attending a meeting of EEI during which time they discussed the status of the consideration of the possible transaction, including the regulatory approval process. During the meeting on March 1 and a meeting that followed on March 2, it was agreed that it would be helpful for legal counsel to begin to prepare a draft merger agreement providing for terms of the possible transaction. Shortly thereafter, Exelon instructed Skadden to begin work on a draft merger agreement for a transaction with Constellation.

On March 2, 2011, Messrs. Crane and Shattuck met in Washington, DC. During this meeting Mr. Shattuck provided Mr. Crane with additional background information on Constellation’s businesses.

In the evening of March 6, 2011, Messrs. Shattuck and Lawless attended a dinner meeting in Chicago, Illinois with Messrs. Rowe and Crane and several Exelon directors to discuss the potential transaction, and the following morning, Messrs. Shattuck and Lawless attended a breakfast meeting with Messrs. Rowe and Crane and several other Exelon directors to discuss the potential transaction.

On March 7, 2011, the Exelon board of directors held a meeting, at which representatives of Exelon management, including Messrs. Crane and Crowley, and representatives from Barclays Capital, J.P. Morgan, Evercore and Skadden attended. Messrs. Shattuck and Lawless and representatives of Saul Ewing were also present for a portion of the meeting. At this meeting, Mr. William A. Von Hoene, Jr., Executive Vice President – Finance and Legal of Exelon, gave a presentation on regulatory approvals required for a transaction with

Constellation and considerations relevant to seeking regulatory approval in Maryland and the principal elements of a potential strategy for securing regulatory approval in Maryland. The representatives of Saul Ewing provided further comments on the potential proposals that were being considered as part of a strategy for securing regulatory approval in Maryland. The directors also discussed governance matters, including the potential roles of Messrs. Crane and Shattuck following a combination with Constellation, the status of the due diligence investigation, the financial analysis and transaction economics, Constellation’s upstream gas, wholesale power, trading, and retail energy businesses, and executive compensation matters relevant to a transaction. The directors and senior management also discussed various opportunities for alternative strategic transactions based on their general knowledge of the market and informal conversations with certain other companies and compared the relative benefits of those alternatives to the proposed transaction with Constellation. The independent directors on the Exelon board concluded the meeting in executive session.

On March 8, 2011, Messrs. Shattuck and Crane spoke by telephone regarding the status of their respective companies’ consideration of the possible transaction.

On March 10, 2011, representatives of Constellation, including Messrs. Good and Berardesco, together with representatives of Kirkland, met with representatives of Exelon, including Messrs. Crowley and Bradford, together with representatives of Skadden, as well as representatives of Saul Ewing, at Skadden’s offices in Washington, DC. At the meeting, Exelon presented to Constellation for its consideration the specific terms of a package of proposals to be made to regulatory authorities in connection with the possible transaction. This proposal included additional definition on the disposition of three generation stations, rate credits for BGE customers, continuation of Constellation’s and BGE’s charitable contributions, the movement of certain operations of the combined company to Baltimore, Maryland and several other potential investment initiatives in Maryland.

On March 16, 2011, Mr. Lawless and Mr. M. Walter D’Alessio, Lead Director of Exelon, spoke by telephone regarding the possible transaction. In particular, they discussed matters regarding management and governance of a combined company.

On March 17, 2011, the Constellation board of directors held a meeting by teleconference, at which representatives of each of Morgan Stanley, Kirkland and Saul Ewing were present. At the meeting, they discussed the current status of the discussions regarding the possible transaction with Exelon. At the meeting, the directors discussed the possible impact that the recent Fukushima nuclear power plant crisis in Japan could have on the nuclear industry in the United States generally and potentially on Exelon, because of its large nuclear generation fleet, which is substantially larger than Constellation’s (both in total capacity and as a percentage of total company generation capacity). In addition, the representatives of Saul Ewing made a presentation to the Constellation board of directors regarding the regulatory approvals in Maryland required in connection with the possible transaction and a summary of the proposals being discussed by the parties. Following discussion, the Constellation board of directors indicated that they would be supportive of a larger group of Constellation senior management engaging in a more extensive exchange of nonpublic information with Exelon in an effort to further define the terms of a possible transaction and explore, through further negotiation, whether mutually acceptable terms could be reached.

Also on March 17, 2011, a representative of Morgan Stanley and a representative of Barclays Capital spoke by telephone and discussed the status of the consideration of the possible transaction, governance issues and transaction terms and structures.

During the period from mid-March through late April, representatives of Constellation and Exelon held several in-person and telephonic conferences to discuss due diligence matters. In addition, each company made available to the other company due diligence materials through a virtual data room. Constellation opened its virtual data room to Exelon beginning on or about March 22, 2011 and Exelon opened its virtual data room to Constellation beginning on or about April 6, 2011. In particular, during the second half of March, the parties arranged several in-person and telephonic meetings of various business, financial, accounting and legal teams to discuss diligence matters, including information technology, corporate structure, commodity contracts and other material commercial contracts, environmental matters and other legal, financial and business due diligence matters, and the status from time to time of specific outstanding due diligence requests.

In addition, during the period from mid-March through late April, representatives of Barclays Capital and Morgan Stanley held several in-person meetings and spoke by telephone on several occasions to discuss several unresolved items relating to the potential transaction and the status of the companies’ consideration of the potential transaction.

Also beginning in mid-March 2011 and continuing for several weeks, representatives of Constellation, including Mr. Good, and representatives of Exelon, including Mr. Crowley, held regular teleconferences to discuss the status the parties’ consideration of the possible transaction.

On March 18, 2011, Messrs. Berardesco and Bradford spoke by telephone to discuss a possible schedule for the parties to continue exploring the terms of the possible transaction. They also reviewed the status of the due diligence reviews of the two companies. During the following several weeks, Messrs. Berardesco and Bradford had frequent, brief teleconferences to discuss the status of both the negotiation of deal terms and the due diligence process.

Later in the day on March 18, 2011, representatives of Skadden sent to representatives of Kirkland an initial draft of a merger agreement for the possible transaction.

During late March 2011, the parties continued to discuss the transaction and assess the effect of the Japanese nuclear crisis that began on March 11, 2011 on each of their respective businesses and on the possible transaction.

On March 22, 2011, Messrs. Shattuck and Crane met in Baltimore, Maryland to discuss the possible transaction and travelled together from Baltimore to attend a meeting in Atlanta, Georgia of the Institute of Nuclear Power Operations, or INPO, an industry organization related to the operation of nuclear power plants of which both Exelon and Constellation are members. While en route, they discussed the package of proposals to be made to regulatory authorities that the companies would announce publicly at the time of announcement of the transaction. During that discussion, they agreed generally on the components of the package of proposals to be made to regulatory authorities in connection with the merger, including a $100 direct rate credit on the customer’s monthly bill for each BGE residential customer as of a specified date following the effective date of the merger (which would have an aggregate reduction in revenue of approximately $112 million).

On March 24, 2011, a representative of Morgan Stanley and a representative of Barclays Capital spoke by telephone and discussed the status of the consideration of the possible transaction and deal structure and governance matters.

On March 28, 2011, a representative of Morgan Stanley and a representative of Barclays Capital spoke by telephone and discussed the status of the consideration of the possible transaction. In particular, they discussed the status of the pending due diligence activities, possible estimates of expected benefits that could be realized by the combined company as a result of the possible transaction, as prepared by each of Exelon and Constellation respectively, and the schedule for further consideration of the possible transaction. The representative from Morgan Stanley indicated that Constellation felt it was appropriate to resolve all of the other terms of the possible transaction before further defining the exchange ratio of shares to be paid in the merger.

In early April 2011, Constellation engaged Goldman Sachs as a financial advisor to Constellation for the potential transaction (although the formal engagement letter for this engagement was not executed until April 27, 2011). In mid-April 2011, Constellation engaged Credit Suisse Securities (USA) LLC as a financial advisor to Constellation for the potential transaction (although the formal engagement letter for this engagement was not executed until April 26, 2011).

On April 4, 2011, representatives of Constellation, including Mr. Berardesco, and representatives of Exelon, including Mr. Bradford, together with representatives of Saul Ewing, met at Saul Ewing’s offices in Washington, DC. At the meeting, the parties discussed open issues related to the strategy for seeking regulatory approval in Maryland for the possible transaction and the development of a communications plan related to the possible transaction. The parties agreed that they would seek to schedule an appointment with Maryland Governor Martin O’Malley in mid to late April 2011 to discuss the possible transaction before determining whether to finalize a merger agreement for the possible transaction.

On the evening of April 4, 2011 representatives of Exelon, including Mr. Crane and Mr. Kenneth W. Cornew, Senior Vice President of Exelon Corporation and President of Exelon Power Team, had a dinner meeting with representatives of Constellation, including Kathleen W. Hyle, Senior Vice President of Constellation and Chief Operating Officer of Constellation Energy Resources, in Chicago. At the dinner meeting, they discussed Constellation’s competitive supply business.

On April 5, 2011, the risk oversight committee of the Exelon board of directors held a meeting that was attended by several other Exelon directors and representatives of Exelon management, including Messrs. Crane, Crowley and Cornew, and representatives of Barclays Capital, J.P. Morgan, and Skadden. Ms. Hyle and a manager of Constellation’s commodities group also attended a portion of this meeting. At this meeting, Ms. Hyle gave a presentation on the organization and structure of Constellation’s competitive supply business and related risk and transaction approval policies and responded to questions from Exelon directors and senior management. After the Constellation representatives left the meeting, Mr. Cornew discussed the status of the due diligence investigation of the Constellation retail energy business and compared it to Exelon’s competitive retail and wholesale business and Exelon’s three-year ratable hedging program. Mr. Cornew also presented the revenue net fuel for Constellation and Exelon and on a combined basis, and the directors discussed risk assessment and risk management considerations relevant to a combination with Constellation. Representatives of J.P. Morgan advised the directors regarding similarities and differences in Exelon and Constellation risk policies, risk limits and measures of risk. During executive session with the directors, Mr. Rowe commented further on the discussions with Constellation and compared the transaction to other potential transactions Exelon had considered. The directors discussed several matters related to combining the two organizations and the need to manage the transaction and the integration of the two companies to retain key employees.

On April 6, 2011, Messrs. Shattuck and Crane spoke by telephone regarding the status of their respective companies’ consideration of the possible transaction.

Also on April 6, 2011, a representative of Morgan Stanley and a representative of Barclays Capital spoke by telephone and discussed the status of the consideration of the possible transaction. In particular, they discussed the schedule for further consideration and possible announcement of the possible transaction and the method by which the parties would seek to determine the exchange ratio of shares to be paid in the merger and the premium for Constellation stockholders that would be implied by the exchange ratio.

On the morning of April 7, 2011, a publication printed a news article reporting the possibility of a transaction between Exelon and Constellation.

Also on April 7, 2011, representatives of Kirkland sent to representatives of Skadden a revised draft of the merger agreement for the possible transaction. In addition to various proposed changes and comments, the revised draft included counter-proposals on a number of significant, unresolved issues, including: (1) the standard that would be applied to determine whether the parties would be required to accept various conditions and obligations included in any required regulatory approval or order; (2) the right of each party to terminate the merger agreement to enter into a “superior proposal”; (3) the circumstances under which the parties would be permitted to change their recommendations to stockholders if material events arose between signing and closing not related to an acquisition proposal; (4) whether both companies (or just Constellation) would be subject to provisions restricting the solicitation of alternative proposals; (5) the parameters of limitations on each company to engage in significant acquisitions and other non-ordinary course transactions between signing and closing; and (6) the amount and terms of termination fees payable by each company in various circumstances where the merger agreement would be terminated prior to a closing. In addition, the revised draft identified as points for further discussion Exelon’s contractual right to change its recommendation and how to address the risk of material adverse developments in the nuclear industry between signing and closing in light of the pending Japanese nuclear crisis.

On April 8, 2011, Messrs. Crane and Shattuck met at Constellation’s headquarters in Baltimore, Maryland. During the meeting, they discussed various methods by which the parties could negotiate an exchange ratio for the merger that would imply a premium for the holders of Constellation common stock, including whether the use of an historical average price or a spot price was more appropriate as the basis for determining the premium to be negotiated.

On April 11, 2011, representatives of Constellation, including Mr. James L. Connaughton, Executive Vice President, Corporate Affairs, Public and Environmental Policy of Constellation, and Mr. Berardesco, and representatives of Exelon, including Mr. Bradford, held a teleconference to discuss the communications plan for the possible transaction. This group agreed to meet on a weekly basis prior to the announcement of the possible transaction on the communications plan and strategy.

Also on April 11, 2011 and continuing on April 12, 2011, representatives of Constellation, including Mr. Berardesco on April 12, 2011, together with representatives of Kirkland, met with representatives of Exelon, including Mr. Bradford on April 12, 2011, together with representatives of Skadden, at Kirkland’s offices in Washington, DC to discuss the merger agreement. During the course of these meetings, the parties discussed the terms of the merger agreement, including the restrictions on the operation of each party’s business prior to the closing of the merger, the terms of the “material adverse effect” definition, the extent of each party’s rights to change its recommendation to shareholders and otherwise provide updates to its shareholders that related to the transaction, the obligations to be imposed on the parties to seek regulatory approvals, the standard that would be applied to determine whether the parties would be required to accept various conditions and obligations included in any required regulatory approval or order, the size of each party’s termination fee (and the circumstances under which they would be payable) and the allocation of risk between the parties of the ongoing Japanese nuclear crisis. The parties and their advisors also generally reviewed the provisions of the draft merger agreement, provided comments on the provisions and discussed potential resolutions of disagreements. Also on April 12, 2011, the parties discussed various post-closing governance arrangements in connection with the merger, Constellation’s expectations that Constellation’s trading policies would be maintained following the closing of the merger, and how to determine 2011 incentive compensation arrangements for Constellation employees if the merger were to close before incentive awards for the 2011 fiscal year were determined. Following the meeting, the parties identified certain key items requiring further discussion and negotiation, including: the size of each party’s permitted acquisitions prior to the closing of the merger, whether the agreement would include a provision requiring that a party submit the merger to a vote of its shareholders before the party could terminate the agreement to accept a superior proposal, referred to as a “force the vote” provision, the size of the termination fees applicable to each party (including whether the fee payable by Exelon would be larger than the fee payable by Constellation and, if so, how much larger, with Constellation requesting that Exelon be required to pay a fee of greater than $1 billion in certain circumstances) and the manner in which post-signing material and adverse developments in the nuclear industry (if any were to occur) as a result of the ongoing nuclear crisis in Japan could affect the parties’ rights under the merger agreement.

During the next two weeks and culminating in the execution of the merger agreement on April 28, 2011, the parties exchanged several drafts of the merger agreement and related definitive documentation and engaged in several telephonic negotiations of these agreements. In particular, they continued to negotiate the key items identified in the meetings on April 11 and 12, 2011.

Also on April 11, 2011, Messrs. Crane and Matthew Hilzinger, Senior Vice President and Chief Financial Officer of Exelon, and Messrs. Shattuck and Thayer met over dinner in New York and discussed upcoming meetings related to the possible transaction.

On April 12, 2011, Messrs. Rowe, Crane, Hilzinger, Shattuck and Thayer, met in New York with the three principal rating agencies and summarized the proposed transaction.

On April 12, 2011, a representative of Morgan Stanley and a representative of Barclays Capital held a teleconference to discuss the results of various meetings among the parties relating to the potential transaction and plans for discussion of the potential transaction at the Exelon board meeting to be held on the following day.

On April 13, 2011, the Exelon board of directors held a meeting at which representatives of Exelon management, including Messrs. Crane and Crowley, and representatives from Barclays Capital, J.P. Morgan, Evercore and Skadden attended. During the meeting, the Exelon board of directors discussed the potential transaction with Constellation, including regulatory approvals and the communications and outreach plan to support the effort to obtain regulatory approvals, the status of the due diligence investigation, and an updated evaluation of transaction economics. A representative from Skadden provided a report on the status of negotiations of the proposed merger agreement and a summary of the principal issues. The directors discussed the proposed transaction further in executive session with Messrs. Rowe and Crane in attendance and a further executive session of independent directors.

On April 14, 2011, a representative of Barclays Capital called a representative of Morgan Stanley. During this call, the representative of Barclays Capital indicated that Exelon was prepared to offer an exchange ratio of 0.909 shares of Exelon common stock for each share of Constellation common stock.

Later on April 14, 2011, Mr. Crane called Mr. Shattuck to reiterate Exelon’s proposal of an exchange ratio of 0.909 shares of Exelon common stock for each share of Constellation common stock.

On April 15, 2011, a representative of Morgan Stanley called a representative of Barclays Capital to further discuss the exchange ratio. During this call, the representative of Morgan Stanley proposed an exchange ratio of 0.945 shares of Exelon common stock for each share of Constellation common stock, subject to the approval of the Constellation board of directors and the negotiation of a definitive agreement. This exchange ratio was based on preliminary valuation work that had been performed and it served as an initial basis for further negotiation. The representative of Morgan Stanley explained that the spot price implied by the initial proposed exchange ratio of 0.909 was below Constellation’s expectations.

Also on April 15, 2011, Mr. Berardesco and Mr. Bradford spoke by telephone regarding certain remaining open items in the merger agreement, including those items that were outstanding following the April 11 and 12 meetings. In particular, they discussed the method by which the agreed board representation would be achieved by the end of 2012, board committee representation, the location of board meetings, the size of each party’s permitted acquisitions prior to the closing of the merger, and the size of the termination fees applicable to each party. Mr. Bradford also reiterated Exelon’s prior proposal made at the April 12 meeting on how the merger agreement should address any adverse developments in the nuclear industry as a result of the ongoing nuclear crisis in Japan.

On April 17, 2011, Mr. Crane called Mr. Shattuck to further discuss the exchange ratio. During this call, Mr. Crane proposed an exchange ratio of 0.927 shares of Exelon common stock for each share of Constellation common stock, subject to the approval of the Exelon board of directors and the negotiation of a definitive agreement.

On April 18, 2011, the Constellation board of directors held a meeting at which representatives of Morgan Stanley, Goldman Sachs and Kirkland were present. In addition, Messrs. Rowe and Crane were present for a portion of the meeting. At this meeting, Messrs. Rowe and Crane provided information on Exelon and discussed their views on the possible transaction and the opportunities that they believed it presented. After their presentation, Messrs. Rowe and Crane left the meeting. At the meeting, senior management of Constellation provided an update to the Constellation board of directors regarding the discussions related to the possible transaction and their strategic review of the possible transaction. This included a discussion of material risks presented by the transaction, including the risk of failing to receive all required regulatory approvals for the transaction (or of such approvals being conditioned upon the companies agreeing to obligations or limitations that would not be commercially acceptable or otherwise would significantly reduce the benefits of the business combination to the companies’ shareholders), current risks in the nuclear industry and the potential impact of the ongoing nuclear crisis in Japan on the companies and the transaction. Representatives of Morgan Stanley presented their preliminary financial analyses of the possible transaction. Representatives of Kirkland reviewed for the Constellation board of directors the fiduciary duties of the directors in connection with the consideration of the possible transaction and the primary open items being negotiated by the parties related to the merger agreement. During the course of the meeting, the Constellation directors discussed with the senior management of Constellation and Morgan Stanley the likelihood and desirability of alternative merger partners and the actions that had been taken over the recent past to consider any other possible strategic transactions. The senior management of Constellation and Morgan Stanley described their understanding of the opportunities for alternative strategic transactions, based on their general market knowledge and prior discussions and selected informal conversations from time to time with potential merger partners and other potentially interested parties, and the relative benefits of the possible transaction with Exelon relative to alternative business combination transactions. Following the discussion, the directors concluded that they believed that the current terms of the proposed transaction presented a strong value proposition to the Constellation stockholders. The directors also requested further information on the proposed strategy for obtaining regulatory approvals for the transaction, including approvals in Maryland, and management’s expectations for the timing and likelihood for obtaining those approvals. After discussion of these matters, the directors asked management to provide them with a report on the results of the planned April 21, 2011 meeting with Governor O’Malley before the board would make any further decisions. The directors instructed management and the advisors, in the interim, to continue negotiating final agreements and preparing for execution and announcement of a transaction. They agreed to meet on April 26, 2011 to consider final presentations related to the possible transaction.

Also on April 18, 2011, a representative of Morgan Stanley and a representative of Barclays Capital held a teleconference on which the representative of Barclays Capital proposed an exchange ratio of 0.927 shares of Exelon common stock for each share of Constellation common stock.

Later on April 18, 2011, Messrs. Shattuck and Crane spoke by telephone regarding the exchange ratio. During this call, they agreed to an exchange ratio of 0.930 shares of Exelon common stock for each share of Constellation common stock to be paid in the proposed transaction, subject to the approval of the boards of directors of each company and the negotiation of a definitive agreement.

On April 21, 2011, representatives of Constellation, including Mr. Shattuck, and representatives of Exelon, including Messrs. Rowe and Mr. Crane, met with Governor O’Malley and several members of his staff at Governor O’Malley’s offices in Annapolis, Maryland. At the meeting, the representatives of Constellation and Exelon informed Governor O’Malley of the possible transaction and the rate payer credits and state and local investment and employment commitments that the parties expected to propose in connection with the possible transaction. While not expressing a view about the merits of the transaction or the likelihood of regulatory approval in Maryland, Governor O’Malley indicated that he was committed to a fair and thorough consideration of the merger by the Public Service Commission of the State of Maryland.

Also on April 21, 2011, Mr. Berardesco, together with representatives of Kirkland, held a teleconference with representatives of Exelon, together with representatives of Skadden, to discuss the open issues in the merger agreement. The parties reviewed a mark-up of the merger agreement that Kirkland had sent to Skadden prior to the teleconference. During the call, the parties discussed proposed timing for execution of the merger agreement and the exchange of disclosure schedules. They resolved open issues related to whether BGE could bring any rate cases prior to completion of the merger and several other terms of the merger agreement. In addition, the parties agreed that the merger agreement adequately reflected the extent to which each party could be required to accept conditions on the receipt of the regulatory approvals as a condition to consummating the merger. However, following the call, there was still disagreement about whether the agreement should include a force the vote provision in a case where a party wants to terminate the agreement to accept a superior proposal, the size of the applicable termination fees, certain aspects of what conditions would be acceptable or unacceptable as part of any regulatory approvals, and the size and scope of each party’s permitted acquisitions between signing the merger agreement and the closing of the merger.

Later that day, representatives of Skadden contacted representatives of Kirkland to make a cumulative proposal on behalf of Exelon to address all of the open items regarding the provisions related to competing transactions, the terms and effects of changes of recommendations regarding the merger by the parties’ respective boards and the size of each party’s termination fee. The representatives proposed that Exelon would withdraw its continuing requests for a force the vote provision and would accept most of Constellation’s other proposals relating to the provisions related to alternative acquisition proposals and changes of recommendations but in exchange would require that the applicable termination fees would be $200 million payable by Constellation and $400 million payable by Exelon (as opposed to Constellation’s prior requests that the fee payable by Exelon be substantially higher).

On April 22, 2011, the compensation committee of the Exelon board of directors held a meeting by teleconference. During the meeting, the compensation committee received a presentation from the committee’s consultant, Pay Governance, regarding compensation models for the energy marketing and retail energy businesses of Constellation and Exelon and other companies in the industry. The committee also discussed other compensation topics related to the possible transaction with Constellation.

Also on April 22, 2011, each of Constellation and Exelon provided drafts of their respective disclosure schedules to the merger agreement. Over the course of the next several days and culminating in the execution of the merger agreement on April 28, 2011, the parties exchanged several revised drafts of the disclosure schedules and discussed and modified these documents.

During the course of the weekend of April 22 through 24, 2011, representatives of each of the companies and their respective advisors exchanged emails about the open issues in the merger agreement, reviewed revised drafts of the merger agreement and sought to identify each party’s positions on the open issues, but there were no scheduled negotiations.

On April 25, 2011, Messrs. Berardesco and Bradford held a series of teleconferences and exchanged a series of emails on the remaining significant open issues related to the merger agreement and resolved almost all of the open issues. In particular, they finalized the language of the merger agreement related to the roles and responsibilities of Mr. Crane and Mr. Shattuck following the closing of the merger, and they agreed on the treatment of incentive compensation matters for Constellation officers and employees between the signing of the merger agreement and the closing of the merger (and potentially for a period following the closing, depending upon the timing of the closing), various matters related to post-closing governance of the combined businesses, that the applicable termination fees would be $200 million payable by Constellation and $800 million payable by Exelon, that the other elements of Exelon’s proposal from April 22 related to how alternative acquisition proposals and changes of board recommendations regarding the merger would be acceptable, certain details regarding what regulatory requirements the parties would not be required to accept in the context of obtaining the requisite regulatory approvals, and that Exelon would be permitted (without Constellation’s prior consent) to make acquisitions for aggregate consideration of up to $1.6 billion (but without using any equity to do so) between the signing of the merger agreement and completion of the merger. They also resolved a number of other merger agreement issues.

Later on April 25, 2011, Messrs. Shattuck and Crane spoke by telephone to confirm their agreement to the terms that Messrs. Berardesco and Bradford had discussed earlier in the day, including the size of the termination fees and the roles and responsibilities each of Mr. Crane and Mr. Shattuck following the closing of the merger. During this call, they also agreed on a proposed schedule for final consideration of the possible transaction by the respective boards of directors of the two companies and (subject to receipt of required board approvals) the signing of the merger agreement and the public announcement of the transaction.

Also on April 25, 2011, the compensation committee of the Exelon board of directors held a meeting at which the compensation committee continued its discussion of compensation topics from the April 22 meeting related to the possible transaction and implications for compensation following a combination of Constellation and Exelon.

On April 25, 2011, after the compensation committee meeting, the Exelon board of directors held a meeting, at which Exelon senior management, including Messrs. Crane, Crowley, Cornew and Von Hoene, and representatives of Barclays Capital, J.P. Morgan, Evercore and Skadden were present. At the meeting, Mr. Crane summarized the status of discussions with Constellation and reported that Exelon and Constellation had reached an agreement, subject to board approvals and the finalization of a definitive merger agreement, to proceed with a merger as an all-stock transaction with an exchange ratio of 0.930 shares of Exelon common stock for each share of Constellation stock. Senior management of Exelon also provided an update to the Exelon board regarding the discussions related to the possible transaction and the results of the due diligence investigation. The directors discussed a range of subjects, including the material terms of the proposed transaction, the principal reasons for and risks of the proposed merger and an evaluation of the economics of the proposed transaction and the proposed exchange ratio, post-closing governance matters, and issues related to integration of the two companies. Representatives of each of Barclays Capital, J.P. Morgan, and Evercore presented financial analyses of the possible transaction and each indicated that it would be prepared to separately deliver to the Exelon board of directors its opinion as to the fairness of the exchange ratio to Exelon from a financial point of view. See “—Opinions of Financial Advisors to Exelon” beginning on page 72. A representative of Skadden reviewed the fiduciary duties of the Exelon directors in connection with the consideration of the possible transaction and presented a detailed summary of the terms and conditions of the draft merger agreement, focusing on the conditions to closing (including the receipt of stockholder approvals, receipt of regulatory approvals and the absence of a material adverse effect on either company), the covenant prohibiting the solicitation of alternative transactions and rights of each board of directors to consider unsolicited transaction proposals and to change its recommendation regarding the merger, the termination fees and other provisions relating to how a party would be required to address an alternative transaction proposal, if one were received, representations and warranties and covenants. Following these presentations, the Exelon directors considered and discussed the various presentations made at the meeting and the benefits and risks of the proposed transaction. At the end of the meeting, the Exelon board of directors met in executive session with Messrs. Rowe and Crane present and expressed support for the proposed merger on the terms and subject to the conditions discussed during the meeting, subject to completion of negotiations of a definitive merger agreement that the board expected to be presented at a meeting of the Exelon board of directors to be held on April 27, 2011.

On April 26, 2011, Mr. D’Alessio had a telephone conference with Mr. Lawless to discuss the allocation of responsibilities of Mr. Shattuck, as Executive Chairman of Exelon following the proposed merger, and Mr. Crane, as CEO of Exelon following the proposed merger.

On April 26, 2011, the Constellation board of directors held a meeting, at which representatives of Morgan Stanley, Goldman Sachs and Kirkland were present. At the meeting, senior management of Constellation provided an update to the Constellation board of directors regarding the discussions related to the possible transaction. They reviewed with the directors a range of subjects, including an overview of the possible transaction and its key terms, the principal reasons for and risks of the proposed merger and a financial review of Constellation’s businesses and the proposed merger. In addition, the Constellation directors discussed Constellation’s stand-alone strategy and opportunities, alternative strategies and the effect of the transaction on communities, customers and employees in which Constellation and its subsidiaries operate. Representatives of each of Morgan Stanley and Goldman Sachs presented their respective financial analyses of the possible transaction. See “—Opinions of Financial Advisors to Constellation” beginning on page 110. Representatives of Kirkland reviewed for the Constellation board of directors the fiduciary duties of the directors in connection with the consideration of the possible transaction and made a presentation of the terms and conditions of the draft merger agreement, focusing on the structure of the proposed transaction, post-closing governance and related matters, the conditions to closing (including the receipt of stockholder approval, receipt of regulatory approvals and the absence of a material adverse effect on either company), the covenant prohibiting the solicitation of alternative transactions and rights of each board of directors to consider unsolicited transaction proposals and to change its recommendation regarding the merger, the termination fees and other provisions relating to how a party would be required to address an alternative transaction proposal, if one were received. Thereafter, the members of the Constellation board of directors, without advisors or management present, considered and discussed the various presentations made at the meeting and the benefits and risks of the proposed transaction. At the end of the meeting, the Constellation board of directors expressed its preliminary support for the merger and that it expected to approve the execution of the merger agreement at the meeting of the Constellation board of directors to be held on the following day once the definitive merger agreement was finalized, and subject to the delivery of the respective fairness opinions from the financial advisors.

Throughout the evening of April 26, 2011 and during the day of April 27, 2011, representatives of Constellation, Exelon, Kirkland and Skadden finalized the merger agreement and the other definitive transaction agreements. In particular, the parties agreed on the contents of each party’s disclosure schedules and the size and scope of acquisitions that each party would be permitted to make between signing and closing (without the consent of the other party). It was agreed during this time that the aggregate cap on permissible acquisitions by Exelon would be $2.0 billion, rather than the $1.6 billion that Messrs. Berardesco and Bradford had discussed several days earlier, and that an agreed list of specified acquisitions would be excluded from the $400 million aggregate acquisition cap for Constellation.

In the afternoon of April 27, 2011, the Exelon board of directors held a meeting by teleconference, at which Exelon senior management and representatives of Barclays Capital, J.P. Morgan, Evercore, and Skadden were present. At the meeting, senior management of Exelon provided an update to the Exelon board of directors regarding the final discussions of the merger agreement and the resolution of open issues. Representatives of each of Barclays Capital, J.P. Morgan, and Evercore rendered their respective oral opinions (and subsequently confirmed in writing as of April 27, 2011, in the case of J.P. Morgan and Evercore, and April 28, 2011, in the case of Barclays Capital) that as of the date of the opinion and subject to and based upon the factors, procedures, assumptions, qualifications and limitations discussed in each opinion, the exchange ratio of 0.930 shares of Exelon common stock for each share of Constellation common stock was fair, from a financial point of view, to Exelon. See “—Opinions of Financial Advisors to Exelon” beginning on page 72 for more information on these opinions. A representative of Skadden described certain changes to the merger agreement presented to the Exelon board of directors at the meeting on April 25, 2011. Thereafter, the Exelon board of directors unanimously determined that the terms of the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Exelon, approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, recommended that Exelon stockholders vote “FOR” the proposal to approve the issuance of shares of Exelon common stock pursuant to the merger agreement and authorized Exelon’s management to execute the merger agreement on the terms described to the Exelon board of directors. See “—Recommendation of the Board of Directors of Exelon; Exelon’s Reasons for the Merger” beginning on page 63 for more information on the factors considered by the Exelon board of directors.

In the late afternoon of April 27, 2011, the Constellation board of directors held a meeting by teleconference, at which representatives of Morgan Stanley, Goldman Sachs and Kirkland were present. At the meeting, senior management of Constellation provided an update to the Constellation board of directors regarding the final discussions of the merger agreement and informed the Constellation board of directors that the Exelon board of directors had met and unanimously approved the execution of the merger agreement.

Representatives of each of Morgan Stanley and Goldman Sachs rendered their respective oral opinions (and subsequently confirmed in writing as of April 27, 2011, in the case of Morgan Stanley, and April 28, 2011, in the case of Goldman Sachs) that, as of the date of the opinion and subject to and based upon the assumptions, considerations, qualifications and limitations discussed in each opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Constellation common stock. See “—Opinions of Financial Advisors to Constellation” beginning on page 110 for more information on these opinions. Representatives of Kirkland confirmed that there had been no material changes to the material terms to the merger agreement presented to the Constellation board of directors at the last meeting. Thereafter, the Constellation board of directors unanimously determined that the terms of the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Constellation and Constellation stockholders, approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, recommended that Constellation stockholders vote “FOR” the proposal to approve the merger and the transactions contemplated by the merger agreement and authorized Constellation’s management to execute the merger agreement on the terms described to the Constellation board of directors. See “—Recommendation of the Board of Directors of Constellation; Constellation’s Reasons for the Merger” beginning on page 102 for more information on the factors considered by the Constellation board of directors.

Following these board meetings, on the evening of April 27, 2011, representatives of Constellation and Exelon began to contact various government officials (including the Mayor of the City of Baltimore, the Chairman of the Public Service Commission of Maryland and various members of the legislative leadership of Maryland) to alert them to the upcoming announcement of the merger.

Just after midnight on April 28, 2011, Constellation and Exelon executed the merger agreement.

Early in the morning of April 28, 2011, Constellation and Exelon issued a joint press release announcing the execution of the merger agreement, which included details on the package of proposals the companies were prepared to make to regulatory authorities in connection with the merger, and thereafter held a conference call with investors to discuss the merger.

Recommendation of the Board of Directors of Exelon; Exelon’s Reasons for the Merger

The Exelon board of directors unanimously determined that the terms of the merger and the transactions contemplated by the merger agreement, including the share issuance, are advisable, fair to and in the best interests of Exelon and its shareholders and approved the merger, the merger agreement and the share issuance, and unanimously recommends that Exelon’s shareholders vote “FOR” the approval of the share issuance proposal and “FOR” the approval of the Exelon adjournment proposal. For a discussion of interests of Exelon’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Exelon’s shareholders generally, see “—Additional Interests of Exelon Executive Officers and Directors in the Merger,” beginning on page 127.

In evaluating the merger agreement and the transactions contemplated thereby, the Exelon board of directors consulted with Exelon’s management and legal and financial advisors, and considered a variety of factors with respect to the merger, including those matters discussed in “—Background of the Merger,” beginning on page 47. In view of the wide variety of factors considered in connection with the merger, the Exelon board of directors did not consider it practical, nor did it attempt, to quantify or otherwise assign relative weight to different factors it considered in reaching its decision. In addition, individual members of the Exelon board of directors may have given different weight to different factors. The Exelon board of directors considered this information as a whole, and overall considered the information and the factors to be favorable to, and in support of, its determination and recommendations.

Strategic Considerations

The Exelon board of directors considered a number of factors pertaining to the strategic rationale for the merger, including the following:

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Complementary Business Models and Service Territories. Exelon’s long generation position complements Constellation’s strong retail position. Exelon has a significant long generation position in the wholesale generation markets of the Midwest Independent System Operator, the Electric Reliability Council of Texas and PJM. Constellation has a significant retail presence in each of these markets, and therefore the combined companies will be better able to match generation to customer load. The complementary business models and service territories provides the opportunity for efficiencies throughout the combined company and creates a platform for future growth.

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Increased Scale and Scope. At the time the merger was approved by the Exelon board, the merger was expected to create a combined company with approximately 34.4 gigawatts of domestic generating capacity from a diversified mix of coal, nuclear, natural gas, oil and renewable resources and the largest competitive energy and service products supplier by load and customers across 38 states, the District of Columbia and the Canadian provinces of Alberta and Ontario. As a result of subsequent events, the merger will create a combined company with approximately 35.7 gigawatts of domestic generating capacity and a competitive energy and service products business in 44 states, the District of Columbia and the Canadian provinces of Alberta, British Columbia and Ontario. The combined company will have a regulated customer base of approximately 6.6 million electric customers in three regulated service territories (Illinois, Maryland and Pennsylvania), and approximately $34 billion in equity market capitalization on a pro forma basis. The increased scale and diversity of the combined company’s operations, compared to those of Exelon on a standalone basis, are expected to provide (1) increased financial stability, (2) greater ability to undertake the significant fleet and grid modernization and new generation construction programs required to respond to increasing environmental regulation, plant retirements and demand growth, (3) greater ability to spread business strategy execution risk across a larger enterprise, and (4) increased scope and flexibility across the value chain.

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Improved Business Risk Profile. The combined company is expected to have an improved business risk profile due to the addition of Constellation’s competitive supply business. In addition, Exelon’s generation portfolio will be further diversified, moving from approximately 67% nuclear on a standalone basis to approximately 55% nuclear at the combined company. The combined company is also expected to maintain a strong regulated earnings profile with large urban utilities. Further, approximately 46% of the combined company’s operating revenues on a pro forma basis for the year ended December 31, 2010 would have been derived from its regulated business operations, compared to approximately 63% on a standalone basis for Exelon for the year ended December 31, 2010.

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Impact on Customers. The merger is expected to have a favorable impact on Exelon’s customers through operating efficiencies over time. The combined company’s customers should also benefit from each company’s commitment to customer service and the delivery of clean, affordable and reliable energy. In addition, Exelon expects that industrial and commercial customers will benefit from the merger as a result of the combined company’s enhanced ability to offer longer-term contracts, more competitive prices and expanded retail offerings as the cost efficiencies of the combined company’s scale are fully realized. Exelon’s application of best practices across the three utilities will enable each utility to improve performance. Exelon, having greater capital, will benefit BGE through better access to capital markets.

•	Regulatory Diversity. The merger will diversify Exelon’s overall regulatory risk by adding Maryland-regulated BGE to Exelon’s regulated utilities in Illinois and Pennsylvania.

•	Shared Vision. Exelon and Constellation share a common strategic vision for the electric industry and the future of the combined company as a multi-regional regulated electric and gas utility and competitive energy business with merchant generation and other related non-utility activities and an emphasis on cost-effective ways to reduce the carbon footprint of the nation’s electric generation supply. The Exelon board of directors believes this shared vision, including both companies’ support of competitive power markets, will enable the combined company to effectively implement its business plan following completion of the merger.

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Combined Expertise. The merger will combine complementary areas of expertise, particularly among senior management of each company. The combined company will be able to draw upon the intellectual capital, technical expertise and experience of a deeper and more diverse workforce.

•	Alternatives to the Merger. As a strategic step to creation of shareholder value, the merger compared favorably to alternatives to the merger, including continuing to operate as a stand-alone entity.

Financial Considerations

The Exelon board of directors considered a number of factors pertaining to the financial rationale for the merger, including the following:

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Cost Savings and Efficiencies. The combined company will be in a position to expand its competitive energy business supported by a low cost base, operational efficiencies and investment in innovation, including expansion of renewable and green product and service offerings. Management believes there are opportunities to optimize the combined company’s investment and liquidity needs in a capital intensive industry, and to realize operational efficiencies with an average run-rate of annual synergies in operation and maintenance expense projected at approximately $260 million beginning in 2013 before costs to achieve. Subsequent to announcement of the merger, run-rate synergies in operation and maintenance expense were projected at $310 million beginning in 2015 before costs to achieve, although no assurance can be given that any particular level of cost efficiencies will be achieved.

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Merger Consideration. The Exelon board considered historical stock prices of Exelon and Constellation and the exchange ratio for Constellation’s stockholders, which represented a 16.3% premium over the closing price of Constellation’s common stock on April 26, 2011, the last trading day before the date on which the Exelon board authorized Exelon’s entry into the merger agreement. The Exelon board also took into account that, immediately upon completion of the merger, Exelon shareholders will own approximately 78% of the common stock of Exelon.

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Earnings, Cash Flow, and Dividend Impact. The merger is expected to be accretive to earnings per share in the first full-year post-merger and to free cash flow in the first year post-merger, in each case after factoring in synergies, costs to achieve synergies and other one-time costs related to the merger. Exelon’s annual dividend will be supported following completion of the merger by the expectation of consistent earnings as a result of the combined company’s improved business risk profile.

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Impact on Credit Profile and Liquidity. The merger is not expected to detract from Exelon’s commitment to its strong investment grade credit ratings or result in incremental debt to the combined company. In addition, the merger is expected to create value and enhance asset value to Exelon shareholders under various commodity price scenarios considered by the Exelon board. The combined company’s strong balance sheet is expected to support Exelon’s continued broad and reliable access to the capital markets and other sources of liquidity following completion of the merger.

Other Considerations

The Exelon board of directors considered a number of other factors pertaining to the rationale for the merger, including the following:

•	Recommendation of Management. The recommendation of Exelon management in support of the merger.

•	Due Diligence. The scope of the due diligence investigation conducted by Exelon’s management and outside advisors and evaluated the results of that investigation.

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Opinions of Financial Advisors to Exelon. The opinions of each of Barclays Capital, J.P. Morgan and Evercore Partners, dated April 27, 2011 and subject to the assumptions and qualifications set forth therein, as to the fairness, from a financial point of view, to Exelon of the 0.930 exchange ratio provided for in the merger agreement, as more fully described in this document under the headings “—Opinions of Financial Advisors to Exelon—Opinion of Barclays Capital,” “—Opinion of J.P. Morgan” and “—Opinion of Evercore Group, LLC,” beginning on page 72, page 83 and page 91, respectively; the fact that the financial advisors’ opinions speak only as of April 27, 2011, and the receipt of updated opinions is not a condition to Exelon’s obligation to complete the merger; and previous business relationships between each of Exelon’s financial advisors and Exelon and Constellation and the extent to which the financial advisors’ compensation was contingent upon the completion of the merger.

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Terms of the Merger Agreement. The terms of the merger agreement, including the representations, obligations and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the merger, requisite regulatory approvals and possible conditions to such approvals, the circumstances in which each party is permitted to terminate the merger agreement and the related termination fees payable by each party in the event of termination of the merger agreement under specified circumstances. See “The Merger Agreement” beginning on page 146 for a detailed discussion of the terms and conditions of the merger agreement.

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Generation Divestitures and Other Market Power Mitigation. The provisions of the merger agreement that require Exelon to use reasonable best efforts to take promptly all actions necessary to complete the merger, which are expected to include certain generation divestitures and other market power mitigation. For further information, see “Regulatory Matters—Federal Power Act,” beginning on page 140.

•

Likelihood of Completion of the Merger. The likelihood that the merger will be completed on a timely basis, including the likelihood that the transaction will receive applicable approvals from each company’s shareholders and all necessary regulatory approvals without unacceptable conditions.

•	Impact of the Merger on Communities. The expected impact of the merger on the communities served by Exelon and Constellation.

•

Corporate Governance Considerations. Upon completion of the merger, Exelon will add to its board of directors Mayo A. Shattuck III and three independent directors of Constellation designated by the board of directors of Constellation. The merger agreement provides for a 16-member board of directors by the end of 2012, twelve members of which will be designated from the board of directors of Exelon prior to the merger and four from the board of directors of Constellation who will be added to the board of directors of Exelon at the closing of the merger. Upon completion of the merger, each of the three independent board members designated by Constellation will be named to one or more of the following committees of the board of directors of Exelon: compensation committee, corporate governance committee, audit committee and risk oversight committee. In addition, one of the three independent board members designated by Constellation will be named as the chair of one of such committees. Upon completion of the merger, Mr. Shattuck will serve as executive chairman of the board of Exelon and Christopher M. Crane, currently Exelon’s president and chief operating officer, will serve as chief executive officer of Exelon. The allocation of responsibilities of the executive chairman and the chief executive officer of Exelon following the merger were outlined in the merger agreement.

Potential Risks of the Merger

The Exelon board of directors also considered potential risks of the merger, including the following:

•

Terms of the Merger Agreement. The exchange ratio will not adjust downwards to compensate for any potential declines in the price of Constellation common stock prior to the completion of the merger, and the terms of the merger agreement do not include termination rights triggered expressly by a decrease in value of Constellation due to a decline in the market price of Constellation’s common stock. In addition, the exchange ratio will not adjust downwards to compensate for any potential increases in the price of Exelon common stock prior to the completion of the merger. The Exelon board determined that this method for determining the number of Exelon shares to be issued was appropriate and the risks acceptable in view of the relative intrinsic values and financial performance of Exelon and Constellation and the percentage of the combined company to be owned by holders of Exelon common stock. The Exelon board also noted the inclusion in the merger agreement of certain structural protections such as the ability of Exelon to terminate the merger agreement in the event of a material adverse change in Constellation’s business.

•

Constellation Business Risks. Certain risks are inherent in Constellation’s business and operations, including risks relating to future rates and returns associated with Constellation’s business operations and risks associated with Constellation’s contingent liabilities. Taking into account input from management and outside advisors regarding the due diligence process, the Exelon board believed that these risks were manageable as part of the ongoing business of the combined company. For more information about Constellation, see the section entitled, “Where You Can Find More Information,” beginning on page 197.

•

Regulatory Approvals. Various regulatory approvals are required to complete the merger which presents a risk that the applicable governmental authorities and other third parties may seek to impose unfavorable terms or conditions on the required approvals. The Exelon board also evaluated the potential length of the regulatory approval process and the risk of a required government approval imposing a condition that constitutes a “burdensome action,” which will allow either Exelon or Constellation to decide not to close the transaction. In this regard, the Exelon board considered the level of materiality required for a condition in a regulatory approval to constitute a burdensome action. See the section entitled, “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 150 for a description of these matters.

•

Failure to Close. There are risks and contingencies relating to the announcement and pendency of the merger and risks and costs to Exelon if the closing of the merger is not timely, or if the merger does not close at all, including the potential impact on Exelon’s relationships with employees and third parties.

•

Restrictions on Interim Operations. The provisions of the merger agreement place certain restrictions on Exelon’s operations until completion of the merger. For further information, see “The Merger Agreement—Covenants of Exelon and Constellation,” beginning on page 159.

•

Diversion of Focus. There is a risk that management focus, employee attention and resources for other strategic opportunities could be diverted and employee attention to operational matters could be distracted while working to complete the merger.

•

Termination Fee. The merger agreement includes a requirement for payment of a termination fee of $800 million to Constellation under certain circumstances. For further information, see “The Merger Agreement—Termination Fees,” beginning on page 152.

•

Transaction Costs. Substantial costs will be incurred in connection with the merger, including the costs of integrating the businesses of Exelon and Constellation and the transaction expenses arising from the merger.

•	Integration. There are challenges inherent in the combination of two business enterprises of the size and scope of Exelon and Constellation, including the possibility the anticipated cost savings and synergies and other benefits sought to be obtained from the merger might not be achieved in the time frame contemplated or at all and the possibility that cost savings and synergies may not be able to be obtained across the combined nuclear business given Constellation’s partial ownership of its nuclear facilities.

•

Personnel. The potential for business uncertainty pending completion of the merger, including uncertainty regarding the level and impact of reductions in headcount as a means to achieve transaction-related synergies, could have an adverse impact on the ability to attract, retain and motivate key personnel until the merger is completed.

•

Interests of Directors and Officers. The interests that certain executive officers and directors of Exelon may have with respect to the merger in addition to their interests as shareholders of Exelon. See “—Additional Interests of Exelon Executive Officers and Directors in the Merger” beginning on page 127 for further information. The Exelon board also took into account the interests that certain executive officers and directors of Constellation may have with respect to the merger in addition to their interests as stockholders of Constellation, including accelerated payments under Constellation’s equity plans.

•

Corporate Governance. The Exelon board considered the composition of the Exelon board and the prescribed roles of the executive chairman and the chief executive officer following the merger and the potential for disagreement among directors and executive officers selected from two different organizations. For further information, see “The Merger Agreement—Post-Merger Governance of Exelon,” beginning on page 147.

•

Employment Matters. There are differences between Exelon’s and Constellation’s compensation practices and philosophies, which could present issues associated with integration of Constellation compensation and benefit plans with those of Exelon. The Exelon board also noted the risk of loss of key Constellation employees and the steps required to retain those people through the completion of the merger and thereafter.

•	Other Risks Considered. The Exelon board also considered the types and nature of the risks described under the section entitled, “Risk Factors” beginning on page 24.

The Exelon board of directors understood that there can be no assurance of future results, including results considered or expected as described in the factors listed above. It should be noted that this discussion of the Exelon board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 23.

Unaudited Financial Forecasts

Although Constellation and Exelon periodically may issue limited guidance to investors concerning their respective expected financial performance, Constellation and Exelon do not as a matter of course publicly disclose detailed financial projections. However, in connection with the negotiation of the merger, Constellation and Exelon provided to each other and their respective financial advisors certain non-public financial forecasts that the respective managements of Exelon and Constellation prepared for their respective boards in connection with their annual strategic planning and budgeting process and their consideration of the merger, which Exelon and Constellation are including in this joint proxy statement/prospectus. See “The Merger—Opinions of Financial Advisors to Exelon” beginning on page 72 and “—Opinions of Financial Advisors to Constellation” beginning on page 110. The financial forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP but, in the view of Exelon’s and Constellation’s respective managements, were prepared on a reasonable basis and reflected the best then-currently available estimates and judgments of Exelon’s and Constellation’s respective managements relevant to strategic planning and budgeting. The inclusion of the financial projections in this document should not be regarded as an indication that any of Exelon, Constellation or any other recipient of this information considered, or now considers, this information to be necessarily predictive of actual future results. The inclusion of the financial forecasts in this joint proxy statement/prospectus does not constitute an admission or representation by Exelon or Constellation that such information is material.

The financial forecasts of Exelon and Constellation included in this document were prepared by, and are the responsibility of, Exelon management and Constellation management, respectively, and are unaudited. Neither Exelon’s nor Constellation’s independent registered public accounting firm, nor any other independent auditor, has compiled, examined or performed any procedures with respect to the prospective financial information contained in the financial forecasts, nor have they expressed any opinion or given any form of assurance on the financial forecasts or their achievability. They assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of Exelon’s and Constellation’s independent registered public accounting firms incorporated by reference in this document relate to Exelon’s and Constellation’s historical financial information. The reports do not extend to the prospective financial information and should not be read to do so. Furthermore, the financial forecasts:

•	were based upon numerous assumptions, as further described below, many of which are beyond the control of Exelon and Constellation and may not prove to be accurate;

•	were originally prepared on January 20, 2011, in the case of Exelon, and January 27, 2011 in the case of Constellation;

•

do not necessarily reflect current estimates or assumptions management of Exelon or Constellation may have about prospects for Exelon’s and Constellation’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasts were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	are not, and should not be regarded as, a representation that the financial forecasts will be achieved.

These financial forecasts were prepared by the respective managements of Exelon and Constellation based on information they had at the time of preparation and are not a guarantee of future performance. These financial forecasts were, in general, prepared solely for use by Exelon’s and Constellation’s respective boards and financial advisors and are subjective in many respects and thus subject to interpretation. Neither Exelon nor Constellation can assure you that their respective financial forecasts will be realized or that their respective future financial results will not materially vary from such financial forecasts. The financial forecasts cover multiple years and such information by its nature becomes less predictive with each succeeding year.

The financial forecasts do not necessarily take into account any circumstances or events occurring after the date they were prepared. Exelon and Constellation do not intend to update or revise the financial forecasts. The financial forecasts are forward-looking statements. For additional information on factors which may cause Exelon’s and Constellation’s future financial results to materially vary from the financial forecasts, see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” beginning on pages 23 and 24, respectively.

Unaudited Financial Forecasts of Exelon

In the course of their mutual due diligence, Exelon provided to its financial advisors and Constellation certain non-public financial forecasts for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, which we refer to as the Exelon projections. Exelon management reviewed the Exelon projections with the Exelon board of directors to assist in its evaluation of the strategic rationale for the merger. Upon receipt of the Exelon projections from Exelon, Constellation provided its financial advisors with the Exelon projections as well as a revised version of the financial forecasts included in the Exelon projections reflecting adjustments made by senior management of Constellation to the original Exelon projections as described below, which we refer to as the adjusted Exelon projections. Information regarding the Exelon projections and the adjusted Exelon projections is provided below.

Exelon has not updated or revised, and does not intend to update or otherwise revise, the Exelon projections to reflect changes in circumstances since the preparation of the Exelon projections, including changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events or changes in assumptions underlying the Exelon projections, even in the event that any or all of the underlying assumptions are shown to be in error.

The key assumptions underlying the Exelon projections include:

•

approximately 1% average per annum increases in retail load growth from 2011 through 2015 and Exelon management’s assessment of the outcome of rate cases pending or expected in the various regulatory jurisdictions in which it operates;

•	approximately 5-10% per annum growth in energy prices from 2011 through 2015; and

•	continued capital expenditures, including approximately $2.8 billion towards the ongoing modernization of the Exelon nuclear fleet from 2011 through 2015.

Exelon Projections

The following table presents the Exelon projections:

($ in millions, except per share data)	Year Ending December 31,
	2011E	2012E	2013E	2014E	2015E
EBITDA (1)	$5,635	$5,297	$5,450	$6,029	$6,306
Capital Expenditures (2)	$4,060	$4,096	$3,918	$4,068	$4,210
Operating Earnings per Share ($ / share) (3)	$4.00	$3.17	$3.23	$3.74	$3.90
Dividends per Share ($ / share)	$2.10	$2.10	$2.10	$2.10	$2.10

(1)	EBITDA is defined as earnings before interest, tax, depreciation and amortization, is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBITDA does not include the impact of any potential synergies or costs related to the merger. EBITDA includes nuclear fuel amortization.
(2)	Capital expenditures includes investments in nuclear fuel.
(3)	Operating Earnings per Share is a non-GAAP financial measure that excludes one-time, non-operating items, including: mark-to-market impact of economic hedging activities ($(0.47) in 2011E); and costs associated with retirement of fossil generating units ($(0.03) in 2011E and $(0.01) in 2012E).

Constellation’s Adjustments to the Exelon Projections

Constellation management prepared an alternative version of the Exelon projections, which we refer to as the adjusted Exelon projections. The adjusted Exelon projections reflect, among other things, Constellation’s revised view of the relevant commodity curves over the forecast horizon and their respective impact on Exelon’s projected earnings. In calculating the impact of the revised commodity curves on Exelon’s projected earnings, Constellation management also took into account the various sensitivities of Exelon’s earnings to commodity price assumptions provided by Exelon management to Constellation during the due diligence process. Constellation management also made certain adjustments to Exelon’s projected capital expenditure plans based on Constellation’s own assumptions.

The following table presents the adjusted Exelon projections:

($ in millions, except per share data)	Year Ending December 31,
	2011E	2012E	2013E	2014E	2015E
EBITDA (1)	$5,635	$5,112	$5,272	$5,396	$5,485
Capital Expenditures (1)	$3,958	$3,780	$3,493	$3,413	$3,521
Operating Earnings per Share ($ / share) (1)	$4.00	$2.99	$3.07	$3.14	$3.13
Dividends per Share ($ / share)	$2.10	$2.10	$2.10	$2.10	$2.10

(1)	Figures based on projections provided by Exelon, adjusted per description above.

Unaudited Financial Forecasts of Constellation

In the course of their mutual due diligence, Constellation provided to its financial advisors and Exelon certain non-public financial forecasts for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, which we refer to as the Constellation projections. Constellation management reviewed the Constellation projections with the Constellation board of directors to assist in its evaluation of the strategic rationale for the merger. Upon receipt of the Constellation projections from Constellation, Exelon provided its financial advisors with the Constellation projections as well as a revised version of the financial forecasts included in the Constellation projections reflecting adjustments made by senior management of Exelon to the original Constellation projections as described below, which we refer to as the adjusted Constellation projections. Information regarding the Constellation projections and the adjusted Constellation projections is provided below.

The key assumptions underlying the Constellation projections include:

•	earnings increase over the plan horizon due to favorable NewEnergy initiatives, BGE rate base growth, and operating expense savings;

•	capital investment included in the plan funds BGE Smart Grid, infrastructure improvement, along with growth investments in solar and upstream gas businesses; and

•	dividend payment remains approximately $200 million per year.

Constellation Projections

The following table presents the Constellation projections:

($ in millions, except per share data)	Year Ending December 31,
	2011E	2012E	2013E	2014E	2015E
EBITDA (1)	$1,757	$1,784	$2,088	$2,263	$2,439
Capital Expenditures (2)	$903	$923	$1,108	$983	$948
Operating Earnings per Share ($ / share) (3)	$3.20	$2.60	$3.50	$3.96	$4.28
Dividends per Share ($ / share)	$0.96	$0.96	$0.96	$0.96	$0.96

(1)	EBITDA is defined as earnings before interest, tax, depreciation and amortization, is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBITDA does not include the impact of any potential synergies or costs related to the merger. EBITDA includes equity income attributable to Constellation’s 50.01% interest in Constellation Energy Nuclear Group.
(2)	Refers to investment in property plant and equipment
(3)	Operating Earnings per Share is a non-GAAP financial measure that excludes one-time, non-operating items. 2011 Operating Earnings per Share includes $0.60 of Earnings per Share from the cash value of the power purchase agreement with Constellation Energy Nuclear Group.

Exelon’s Adjustments to the Constellation Projections

Exelon management prepared an alternative version of the Constellation projections, which we refer to as the adjusted Constellation projections. The adjusted Constellation projections reflect Exelon management’s revised assumptions regarding the projected growth rate of Constellation’s competitive retail energy business, which were generally consistent with Constellation’s company guidance through 2012 with approximately 0% growth in margins and modest growth in volume from 2013 through 2015. Exelon management also prepared a revised version of Constellation’s merchant generation projections to reflect Exelon management’s view on energy prices from 2011 through 2015. The adjusted Constellation projections assume BGE earns a reasonable return on equity based on existing allowed rates and receives a reasonable outcome on future rate cases. Exelon provided the adjusted Constellation projections to its financial advisors.

The following table presents the adjusted Constellation projections:

($ in millions, except per share data)	Year Ending December 31,
	2011E	2012E	2013E	2014E	2015E
EBITDA (1)	$1,627	$1,667	$1,924	$1,970	$2,017
Capital Expenditures	$795	$866	$1,026	$943	$914
Operating Earnings per Share ($ / share) (2)	$2.48	$2.57	$3.26	$3.31	$3.38
Dividends per Share ($ / share)	$0.96	$0.96	$0.96	$0.96	$0.96

(1)	EBITDA is defined as earnings before interest, tax, depreciation and amortization, is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBITDA does not include the impact of any potential synergies or costs related to the merger. EBITDA includes equity income attributable to Constellation’s 50.01% interest in Constellation Energy Nuclear Group.
(2)	Operating Earnings per Share is a non-GAAP financial measure that excludes one-time, non-operating items, including: CENG JV basis difference ($(0.44) in 2011E, $(0.38) in 2012E, $(0.25) in 2013E and $(0.19) in 2014E and 2015E); amortization of credit facility fees ($(0.03) in 2011E and 2012E and $(0.02) in 2013E); and Boston Generation transaction costs ($(0.05) in 2011E).

Opinions of Financial Advisors to Exelon

Opinion of Barclays Capital Inc.

In connection with the merger, Exelon engaged Barclays Capital to act as a financial advisor to Exelon.

On April 27, 2011, at a meeting of the Exelon board of directors held to evaluate the merger, Barclays Capital delivered its oral opinion, subsequently confirmed by delivery of a written opinion, to Exelon’s board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the exchange ratio was fair, from a financial point of view, to Exelon.

The full text of Barclays Capital’s written opinion, dated as of April 28, 2011, is attached as Annex B to this joint proxy statement/prospectus. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion and this section carefully and in their entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. This summary of Barclays Capital’s written opinion is qualified in its entirety by reference to the full text of the opinion.

Barclays Capital’s opinion, the issuance of which was approved by Barclays Capital’s Fairness Opinion Committee, is addressed to the board of directors of Exelon, addresses only the fairness, from a financial point of view, to Exelon of the exchange ratio and does not constitute a recommendation to any shareholder of Exelon or Constellation as to how such shareholder should vote with respect to the merger or any other matter. The terms of the merger were determined through arm’s-length negotiations between Exelon and Constellation and were unanimously approved by Exelon’s board of directors. Barclays Capital was not requested to address, and its opinion does not in any manner address, Exelon’s underlying business decision to proceed with or effect the merger or the likelihood of consummation of the merger. In addition, Barclays Capital expressed no opinion on, and it does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the consideration paid in the merger or otherwise. No limitations were imposed by Exelon’s board of directors upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays Capital, among other things, reviewed and analyzed:

•	A draft of the merger agreement, dated as of April 27, 2011, and the specific terms of the merger;

•

Publicly available information concerning Exelon and Constellation that Barclays Capital believed to be relevant to its analysis, including each of (1) their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2010, Quarterly Reports on Form 10-Q for fiscal quarters ended March 31, 2010, June 30, 2010, and September 30, 2010, (2) the Definitive Proxy Statement on Form 14A dated April 15, 2011 for Constellation, the Definitive Proxy Statement on Form 14A dated March 24, 2011 for Exelon, and other relevant filings with the Securities and Exchange Commission, for each of Exelon and Constellation, respectively, and (3) the FERC Form No.1 dated April 18, 2010 and the FERC Form No. 2 dated May 28, 2010 for Constellation;

•

Financial and operating information with respect to the business, operations and prospects of Exelon furnished to Barclays Capital by Exelon, including financial projections of Exelon prepared by management of Exelon, which we refer to as the Exelon projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Exelon” beginning on page 69;

•

Financial and operating information with respect to the business, operations and prospects of Constellation, furnished to Barclays Capital by Constellation and Exelon, including (1) financial projections of Constellation prepared by the management of Constellation, which we refer to as the Constellation projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Constellation—Constellation Projections” beginning on page 71, and (2) financial projections of Constellation under alternative business assumptions prepared by the management of Exelon, which we refer to as the adjusted Constellation projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Constellation—Exelon’s Adjustments to the Constellation Projections” beginning on page 72;

•

The trading history of Exelon’s common shares from April 28, 2008 to April 26, 2011, the trading history of Constellation’s common shares from April 28, 2008 to April 26, 2011 and a comparison of each of their trading histories with each other and with those of other companies that Barclays Capital deemed relevant;

•	A comparison of the historical financial results and present financial condition of Exelon and Constellation with each other and with those of other companies that Barclays Capital deemed relevant;

•

The relative contributions of Exelon and Constellation, based on the Exelon projections and the adjusted Constellation projections, to the future financial performance of the combined company on a pro forma basis;

•

The pro forma impact of the merger on the future financial performance of the combined company, including (1) the expected cost savings, operating synergies and strategic benefits, net of any costs-to-achieve, expected by the management of Exelon to result from the combination of the businesses of Exelon and Constellation, which we refer to as the expected synergies, (2) certain purchase accounting adjustments to the basis of Constellation for reporting purposes under generally accepted accounting principles in the United States as estimated by the management of Exelon, which we refer to as the purchase accounting adjustments, and (3) certain measures described to Barclays Capital by the management of Exelon as measures Exelon would be willing to take to facilitate governmental and regulatory approval of the merger, which we refer to as the proposed concessions;

•	Other such analyses as Barclays Capital has deemed relevant; and

•	Published estimates of independent research analysts with respect to the future financial performance and price targets of Exelon and Constellation.

In addition, Barclays Capital had discussions with the management of Exelon concerning its business, operations, assets, liabilities, financial condition and prospects and has undertaken such other studies, analyses and investigations as Barclays Capital deemed appropriate.

In arriving at its opinion, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information and further relied upon the assurances of the management of Exelon and Constellation that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Exelon projections, upon the advice of Exelon, Barclays Capital assumed that the Exelon projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Exelon as to the future financial performance of Exelon, and that Exelon will perform substantially in accordance with such projections. With respect to the adjusted Constellation projections, upon the advice of Exelon, Barclays Capital assumed that the adjusted Constellation projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Exelon as to the future financial performance of Constellation, and that Constellation will perform substantially in accordance with such projections. Barclays Capital discussed these projections with the management of Exelon and they have agreed with the appropriateness of the use of such projections in performing Barclays Capital’s analysis and Barclays Capital relied upon such projections in arriving at its opinion. Furthermore, upon the advice of Exelon, Barclays Capital assumed that the amounts and timing of the expected synergies are reasonable and that the expected synergies will be realized in accordance with such estimates. Furthermore, upon the advice of Exelon, Barclays Capital assumed that the amounts and timing of the purchase accounting adjustments are reasonable and that the purchase accounting adjustments will have the effect projected by Exelon. Barclays Capital assumes no responsibility for and Barclays Capital expresses no view as to any such projections or estimates or the assumptions on which they are based. In arriving at its opinion, Barclays Capital did not conduct a physical inspection of the properties and facilities of Exelon or Constellation and did not make or obtain any evaluations or appraisals of the assets or liabilities of Exelon or Constellation. Barclays Capital’s opinion necessarily was based upon market, economic and other conditions as they exist on, and can be evaluated as of, April 26, 2011. Barclays Capital assumes no responsibility for updating or revising this opinion based on events or circumstances that may occur after April 26, 2011. Barclays Capital expressed no opinion as to the prices Exelon common shares would trade following the announcement or consummation of the merger or Constellation common shares would trade following the announcement of the merger.

Barclays Capital assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays Capital. In addition, Barclays Capital assumed the accuracy of the representations and warranties contained in the merger and all agreements related thereto. Barclays Capital also assumed, upon the advice of Exelon, that all material governmental, regulatory and third party approvals, consents and releases for the merger would be obtained within the constraints contemplated by the proposed concessions and without any material adverse effect on Constellation or Exelon or on the contemplated benefits of the merger agreement and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays Capital did not express any opinion as to any tax or other consequences that might result from the merger, nor does Barclays Capital’s opinion address any legal, tax, regulatory or accounting matters, as to which Barclays Capital understands that Exelon obtained such advice as it deemed necessary from qualified professionals.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but, rather, made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the merger. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays Capital in preparing its opinion to Exelon’s board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays Capital, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Exelon or any other parties to the merger. Neither Barclays Capital nor Exelon nor Constellation assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Historical Trading Analysis

Barclays Capital reviewed, for informational purposes, the volume-weighted daily closing share prices of Constellation common shares and Exelon common shares for the one-year, 30 trading-day, 20 trading-day, and 10 trading-day periods. The following table presents the implied exchange ratios during the periods covered and as of April 26, 2011, as compared to the exchange ratio in the merger of 0.930x:

Historical Period	Daily Average Trading Ratios
April 26, 2011	0.800x
10 Trading-Day VWAP	0.817x
20 Trading-Day VWAP	0.798x
30 Trading-Day VWAP	0.786x
1-Year VWAP	0.775x

Selected Comparable Company Analysis

In order to assess how the public market values the stock of similar publicly traded companies and to provide a range of relative implied equity values per Exelon common share and Constellation common share by reference to these companies, which could then be used to calculate implied exchange ratio ranges, Barclays Capital reviewed and compared specific financial data relating to Exelon, Constellation, and their subsidiary businesses with the following selected companies that Barclays Capital deemed comparable to Exelon, Constellation, and their subsidiary businesses:

Integrated Comparables

•	Entergy Corp.

•	FirstEnergy Corp.

•	NextEra Energy Corp.

•	Public Service Enterprise Group Inc.

•	PPL Corp.

Transmission & Distribution Comparables

•	Consolidated Edison Inc.

•	Northeast Utilities

•	NSTAR

•	Pepco Holdings Inc.

•	UIL Holdings Inc.

Merchant Generation Comparables

•	Calpine Corp.

•	GenOn Energy Inc.

•	NRG Energy Inc.

Competitive Retail Supply Comparables

•	Public equity research estimates of 4.0x – 6.0x EBITDA

Barclays Capital calculated and compared various financial multiples and ratios of Exelon and Constellation and the selected comparable companies. As part of its selected comparable company analysis, Barclays Capital calculated and analyzed each company’s ratio of its current share price to its projected earnings per share, or EPS (commonly referred to as a price earnings ratio, or P/E). Barclays Capital calculated and analyzed each company’s total enterprise value, or TEV, to, in the case of the integrated and merchant generation comparable companies, projected earnings before interest, taxes, depreciation, amortization and rent (as attributed to operating leases), or EBITDAR. Barclays Capital calculated and analyzed each company’s enterprise value to, in the case of the transmission & distribution and retail comparable companies, projected earnings before interest, taxes, depreciation, and amortization, or EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt (excluding securitized debt) to the sum of the market value of its common equity, the value of any preferred stock, the book value of any minority interest and the present value of operating lease payments, and subtracting its cash and cash equivalents. Enterprise value calculations were based on publicly available financial data and closing prices, as of April 26, 2011, the last trading date prior to the delivery of Barclays Capital’s opinion.

Barclays Capital selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Exelon, Constellation, and their subsidiary businesses. However, because no selected comparable company is exactly the same as Exelon or Constellation, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Exelon, Constellation and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Exelon, Constellation and the companies included in the selected company analysis.

Comparables Mean Multiples1

	Firm Value as a Multiple of			Equity Value as Multiple of
	2010E	2011E	2012E	2011E	2012E
	EBITDA(R)	EBITDA(R)	EBITDA(R)	Net Income	Net Income
Consolidated	6.49x - 7.49x	6.94x - 7.94x	6.81x - 7.81x	10.53x - 12.53x	10.96x - 12.96x
Utilities	8.58x - 9.58x	7.90x - 8.90x	7.43x - 8.43x	14.66x - 16.66x	13.60x - 15.60x
Generation	6.70x - 7.70x	7.24x - 8.24x	7.52x - 8.52x	—	—
Retail Business	4.00x - 6.00x	4.00x - 6.00x	4.00x - 6.00x	—	—
HoldCo & Other	6.49x - 7.49x	6.94x - 7.94x	6.81x - 7.81x	10.53x - 12.53x	10.96x - 12.96x
Exelon	—	6.78x	7.21x	10.16x	12.82x
Constellation	—	6.21x	6.05x	13.35x	12.88x

Consolidated Trading Analysis

In arriving at its consolidated trading valuation for Exelon, Barclays Capital calculated a range of per share equity values. Barclays Capital applied the mean TEV /EBITDAR multiples for 2011 and 2012 from the integrated comparables to the adjusted EBITDAR for 2011 and 2012 based on the Exelon projections. Based on this implied enterprise value, Barclays Capital subtracted net debt as of December 31, 2010 and divided the result by fully diluted shares. Barclays Capital also applied the mean P/E ratios for 2011 and 2012 from the integrated comparables to the adjusted net income for 2011 and 2012, respectively, and divided by fully diluted shares.

In arriving at its consolidated trading valuation for Constellation, Barclays Capital calculated a range of per share equity values. Barclays Capital applied the mean TEV / EBITDAR multiples for 2011 and 2012 from the integrated comparables to the adjusted EBITDAR for 2011 and 2012 based on the Exelon projections. Based on this implied enterprise value, Barclays Capital subtracted net debt as of December 31, 2010 and divided the result by full diluted shares. Barclays Capital also applied the mean P/E ratios for 2011 and 2012 from the integrated comparables to the adjusted net income for 2011 and 2012, respectively, and divided by fully diluted shares. Barclays Capital adjusted 2011 and 2012 EBITDAR, based on the adjusted Constellation projections, to reflect last twelve months’ rent, equity income from Constellation’s 50.01% interest in its nuclear joint venture with Electricite de France, or EDF, and revenue associated with securitization bonds. The following reflects the results of this analysis, as compared to the exchange ratio in the merger of 0.930x:

Implied Exchange Ratio
Consolidated Trading Valuation	0.741x - 1.066x

Sum-of-the-Parts Trading Analysis

Barclays Capital performed an illustrative sum-of-the-parts analysis to determine a range of implied equity values of Exelon, which was based on a hypothetical separate valuation of Exelon’s utilities, ComEd and PECO, Exelon Generation, and Exelon’s other businesses, which we refer to as Exelon HoldCo. Barclays Capital utilized the comparable company mean TEV / EBITDAR and P/E ratios for 2011 and 2012 and relied upon the Exelon projections.

•

For the utilities, Barclays Capital applied the mean TEV / EBITDA multiples and the mean P/E ratios for 2011 and 2012 from the transmission & distribution comparables to adjusted 2011 and 2012 EBITDA and net income, respectively.

•

For the merchant generation business, Barclays Capital applied the mean TEV / EBITDAR multiples for 2011 and 2012 from the merchant generation comparables to the 2011 and 2012 adjusted EBITDAR, respectively.

•	For Exelon HoldCo, Barclays Capital applied the mean TEV / EBITDAR multiples for 2011 and 2012 from the integrated comparables, respectively.

[1]	Note TEV / EBITDAR statistics for consolidated, generation, Exelon and Constellation. Utilities and Retail employ TEV / EBITDA multiples. Multiples encompass +/- 1.0x for P/E and +/- 0.5x for EBITDA(R). Barclays Capital did not incorporate P/E multiples for the generation or retail components.

Barclays Capital also performed an illustrative sum-of-the-parts analysis to determine a range of implied equity values of Constellation, which was based on a hypothetical separate valuation of BGE, Constellation’s merchant generation business (which included the equity income associated with Constellation’s 50.01% stake in its nuclear joint venture with EDF), the Constellation NewEnergy line of business, and Constellation’s other businesses, which we refer to as Constellation HoldCo. Barclays Capital utilized the comparable company mean TEV / EBITDAR and P/E ratios for 2011 and 2012 and relied upon the adjusted Constellation projections. In analyzing Constellation on a sum-of-the-parts basis, Barclays Capital employed the following methodologies:

•

For the utility business, Barclays Capital applied the mean TEV / EBITDA multiples and the mean P/E ratios for 2011 and 2012 from the transmission & distribution comparables to adjusted 2011 and 2012 EBITDA and net income, respectively. In the case of BGE, Barclays Capital adjusted EBITDA and net income to exclude revenue associated with securitization debt.

•

For the merchant generation business, Barclays Capital applied the mean TEV / EBITDAR multiples for 2011 and 2012 from the merchant generation comparables to the 2011 and 2012 adjusted EBITDAR, respectively. Barclays Capital adjusted the merchant generation subsidiary EBITDAR to reflect last twelve months’ rent and equity income from Constellation’s 50.01% stake in the nuclear joint venture with EDF.

•

For the Constellation New Energy line of business, Barclays Capital relied upon the mean TEV / EBITDA multiples for 2011 and 2012 derived from public equity research estimates. Barclays Capital applied this multiple range to the 2011 and 2012 retail EBITDA as provided by the adjusted Constellation projections.

•	For Constellation HoldCo, Barclays Capital applied the mean TEV / EBITDAR multiples for 2011 and 2012 from the integrated comparables, respectively.

The following reflects the results of this analysis, as compared to the exchange ratio in the merger of 0.930x:

Implied Exchange Ratio
Sum-of-the Parts Trading Valuation	0.723x - 1.067x

Discounted Cash Flow Analysis

Consolidated Discounted Cash Flow Analysis

In order to estimate the present value of shares of Exelon common stock and shares of Constellation common stock, Barclays Capital performed a discounted cash flow analysis of Exelon and Constellation. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Exelon using the discounted cash flow method, Barclays Capital added (1) the present value of Exelon’s projected unlevered free cash flows for the period between January 1, 2011 and December 31, 2015 based on the Exelon projections to (2) the present value of the terminal value of Exelon as of December 31, 2015, which present values were discounted using a range of selected discount rates. The unlevered free cash flows were calculated by taking the tax-effected earnings before interest and, adding back the aggregate of depreciation and amortization, subtracting capital expenditures, adjusting for changes in working capital, deferred taxes and other operating cash flows not reflected on the income statement. Unlevered free cash flows for Exelon as a whole were calculated as the following for the years 2011 through 2015:

($ in millions)	2011E	2012E	2013E	2014E	2015E
Unlevered Free Cash Flow	$477	$1,805	$929	$1,592	$1,869

The residual value of Exelon at the end of the forecast period, or terminal value, was estimated by applying a range of terminal value multiples based on 2010E EBITDAR multiples of the companies in the selected comparable company analysis of 6.49x to 7.49x to a terminal EBITDAR, which consisted of 2015E Exelon EBITDAR. The range of after-tax discount rates of 6.26% to 7.26% was selected based on an analysis of the weighted average cost of capital of Exelon and the comparable companies. Barclays Capital then calculated a range of implied equity values per Exelon common share by subtracting net debt as of December 31, 2010 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Exelon common stock.

To calculate the estimated enterprise value of Constellation using the discounted cash flow method, Barclays Capital added (1) the present value of Constellation’s projected unlevered free cash flows for the period between January 1, 2011 and December 31, 2015 based on the adjusted Constellation projections to (2) the present value of the terminal value of Constellation as of December 31, 2015, which present values were discounted using a range of selected discount rates. The unlevered free cash flows were calculated by taking the tax-effected earnings before interest and taxes (excluding the revenues associated with servicing the interest related to the securitized debt), adding back the aggregate of depreciation and amortization (excluding the amortization related to the securitized debt), subtracting capital expenditures, adjusting for changes in working capital, deferred taxes and other operating cash flows not reflected on the income statement. The residual value of Constellation at the end of the forecast period, or terminal value, was estimated by applying a range of terminal value multiples based on 2010E EBITDAR multiples of the companies in the selected comparable company analysis of 6.49x to 7.49x to a terminal EBITDAR, which consisted of 2015E Constellation EBITDAR adjusted to include the depreciation and amortization associated with Constellation’s 50.01% stake in its nuclear joint venture with EDF. The range of after-tax discount rates of 6.41% to 7.41% was selected based on an analysis of the weighted average cost of capital of Constellation and the comparable companies. Barclays Capital then calculated a range of implied equity values per Constellation common share by subtracting net debt (excluding securitized debt) as of December 31, 2010 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Constellation common stock.

Based on the range of implied equity values per share calculated in the Exelon consolidated discounted cash flow analysis and Constellation consolidated discounted cash flow analysis, Barclays Capital calculated a range of implied exchange ratios for shares of Constellation common stock to shares of Exelon common stock. The following reflects the results of this analysis, as compared to the exchange ratio in the merger of 0.930x:

Implied Exchange Ratio
Consolidated DCF	0.791x - 1.293x

Sum-of-the-Parts Discounted Cash Flow Analysis

Barclays Capital applied discounted cash flow analysis, as described above, to the subsidiary businesses of Exelon including ComEd, PECO, Exelon Generation and Exelon HoldCo. EBITDAR multiples were applied to the discounted cash flow analyses of the consolidated and generation businesses; EBITDA multiples were applied to the discounted cash flow analyses of the transmission & distribution and retail businesses. The relevant terminal value multiples and discount rates are described in detail below as well as in the “Selected Comparable Company Analysis” section above.

•

For ComEd, Barclays Capital utilized a midpoint discount rate of 6.18% and a terminal value TEV / EBITDA multiple of 9.08x, based on the mean 2010 TEV / EBITDA multiple of the transmission & distribution comparables. The financial projections were based on the Exelon projections.

•

For PECO, Barclays Capital utilized a midpoint discount rate of 6.18% and a terminal value TEV / EBITDA multiple of 9.08x, based on the mean 2010 TEV / EBITDA multiple of the transmission & distribution comparables. The financial projections were based on the Exelon projections.

•

For Exelon Generation, Barclays Capital applied a midpoint discount rate of 7.35% and a terminal value TEV / EBITDAR multiple of 7.20x, based on the mean 2010 TEV / EBITDAR multiple of the merchant generation comparables. The financial projections were based on the Exelon projections.

•	For Exelon HoldCo, Barclays Capital applied the same discount rate and terminal value assumptions as described above in the consolidated DCF analysis.

Barclays Capital also employed this methodology to the subsidiary businesses of Constellation including BGE, Constellation’s generation business, the Constellation NewEnergy line of business, and Constellation HoldCo. EBITDAR multiples were applied to the discounted cash flow analyses of the consolidated and generation businesses; EBITDA multiples were applied to the discounted cash flow analyses of the transmission & distribution and retail businesses. The relevant terminal value multiples and discount rates are described in detail below as well as in the “Selected Comparable Company Analysis” section above.

•

For BGE, Barclays Capital utilized a midpoint discount rate of 6.12% and a terminal value TEV / EBITDA multiple of 9.08x, based on the mean 2010 TEV / EBITDA multiple of the transmission & distribution comparables. The financial projections were based on the adjusted Constellation projections.

•

For Constellation generation, Barclays Capital applied a midpoint discount rate of 7.46% and a terminal value TEV / EBITDAR multiple of 7.20x, based on the mean 2010 TEV / EBITDAR multiple of the merchant generation comparables. The financial projections were based on the adjusted Constellation projections.

•

For the Constellation NewEnergy line of business, Barclays Capital applied a midpoint discount rate of 10.09% and a terminal value TEV / EBITDAR multiple of 5.00x, based on the mean 2010 TEV / EBITDAR multiple derived from public equity research estimates. The financial projections were based on the adjusted Constellation projections.

•	For Constellation HoldCo, Barclays Capital applied the same discount rate and terminal value assumptions as described above in the consolidated DCF analysis.

Based on the range of implied equity values per share calculated in the Exelon subsidiary discounted cash flow analyses and Constellation subsidiary discounted cash flow analyses, Barclays Capital calculated a range of implied exchange ratios for shares of Constellation common stock to shares of Exelon common stock. The following reflects the results of this analysis, as compared to the exchange ratio in the merger of 0.930x:

Implied Exchange Ratio
DCF Sum-of-the-Parts	0.704x - 1.147x

Contribution Analysis

Barclays Capital reviewed the Exelon projections and the adjusted Constellation projections to determine Exelon’s and Constellation’s relative contribution to the combined company after the merger. Barclays Capital analyzed Exelon’s and Constellation’s relative contribution to estimated leverage adjusted EBITDAR (which in the case of Exelon and Constellation was calculated as Exelon EBITDAR and Constellation EBITDAR, respectively, and reflects net debt as of December 31, 2010 and, in the case of Constellation, includes its pro rata share of EBITDA from Constellation’s 50.01% share in the nuclear joint venture with EDF), net income, funds from operations, and free cash flow for each of the years 2012 through 2015 based on the Exelon projections and the adjusted Constellation projections. Leverage adjusted EBITDAR for each year reviewed was calculated by applying the EBITDAR contribution percentage of one company to the sum of each company’s total enterprise value and then subtracting out that company’s projected net debt as of December 31, 2010 (excluding securitized debt). Funds from operations was defined as cash flow from operations less working capital plus other adjustments provided by Exelon and Constellation. Free cash flow was defined as cash flow from operations less changes in working capital (including changes in non-current other assets and non-current other liabilities) less capital expenditures (including other investing activities) and preferred dividends.

Based on the relative contributions of Exelon and Constellation to the combined company calculated in the contribution analysis, Barclays Capital determined a range of implied exchange ratios for shares of Constellation common stock to shares of Exelon common stock. The following table reflects the results of the analysis, as compared to the exchange ratio in the merger of 0.930x:

Implied Exchange Ratio Based on Contributions to Combined Company
2012E Leverage Adjusted EBITDAR	1.054x
2013E Leverage Adjusted EBITDAR	1.247x
2014E Leverage Adjusted EBITDAR	1.126x
2015E Leverage Adjusted EBITDAR	1.093x
2012E Net Income	0.806x
2013E Net Income	1.004x
2014E Net Income	0.884x
2015E Net Income	0.867x
2012E FFO	0.896x
2013E FFO	1.078x
2014E FFO	1.057x
2015E FFO	0.974x
2012E Free Cash Flow	1.480x
2013E Free Cash Flow	1.073x
2014E Free Cash Flow	1.159x
2015E Free Cash Flow	1.200x
Low-High Range	0.806x - 1.480x

Pro Forma Merger Analysis

Barclays Capital analyzed and considered the impact of the merger on (1) the estimated EPS of Exelon for each of the years 2012 through 2015, using the Exelon projections and the adjusted Constellation projections and (2) the estimated EPS of Exelon for the years 2012 and 2013, using estimated EPS for Exelon and Constellation for 2012 and 2013 based on consensus EPS estimates of the Institutional Brokers Estimate System, which we refer to as IBES. Barclays Capital assumed that, among other things, (1) the transaction would close by December 31, 2011, (2) the combined company would realize the benefits and incur the expected synergies anticipated by the managements of Exelon and Constellation to be realized in the merger, and (3) certain purchase accounting adjustments related mark-to-market positions, long term debt, regulatory assets, and unregulated businesses would be made.

Based on this analysis and including the effects of purchase accounting, the merger is expected to be earnings neutral in 2012 and to result in an increase in EPS when compared to the Exelon projections in the years 2013 through 2015, and to result in an increase in EPS compared to Exelon’s IBES EPS estimates on a stand-alone basis in the years 2012 through 2013.

Based on this analysis and excluding the effects of purchase accounting, the merger is expected to be slightly earnings dilutive in 2012 and to result in an increase in EPS when compared to the Exelon projections in the years 2013 through 2015, and to be slightly earnings dilutive in 2012 but result in an increase in EPS compared to Exelon’s IBES EPS estimates on a stand-alone basis in the year 2013.

Research Price Targets Analysis

Barclays Capital considered publicly available research on per share price targets for Exelon common shares and Constellation common shares provided by equity research firms and calculated the implied exchange ratio range by dividing the lowest price target for Constellation common shares by the highest price target for Exelon common shares for the low end of the range and dividing the highest price target for Constellation common shares by the lowest price target for Exelon common shares for the high end of the range. The price targets published by the equity research firms do not necessarily reflect current market trading prices for Constellation common shares and Exelon common shares and these estimates are subject to uncertainties, including the future financial performance of Constellation and Exelon and future financial market conditions. The following reflects the results of the analysis, as compared to the exchange ratio in the merger of 0.930x:

Research Estimates
Implied Exchange Ratio	0.554x - 1.027x

52 Week Low / High Analysis

Barclays Capital reviewed for informational purposes the 52-week low and 52-week high prices of Exelon common shares and Constellation common shares as of April 26, 2011 and calculated the implied exchange ratio range by dividing the 52-week low price for Constellation common shares by the 52-week high price for Exelon common shares for the low end of the range and dividing the 52-week high price for Constellation common shares by the 52-week low price for Exelon common shares for the high end of the range. The following reflects the results of the analysis, as compared to the exchange ratio in the merger of 0.930x:

Research Estimates
Implied Exchange Ratio	0.625x - 0.998x

Potential Pro Forma Value Creation

Barclays Capital also considered the potential value creation of the merger for Exelon based on (1) a comparison of the equity value implied (by the discounted cash flow analysis above) for Exelon on a standalone basis and the potential pro forma equity value (implied by the discounted cash flow analysis above) of the combined company and (2) a comparison of the market value for Exelon on a standalone basis as of April 26, 2011 and the potential pro forma market value of the combined company. For illustrative purposes, Barclays Capital calculated, under the first methodology, a standalone value for Exelon utilizing the midpoint of the equity value reference range implied from the consolidated discounted cash flow analysis and, under the second methodology, the market capitalization of Exelon as of April 26, 2011. Barclays Capital then added to such implied equity value, under the first methodology, the midpoint of the equity value reference range implied from the consolidated discounted cash flow analysis of Constellation described above and, under the second methodology, the market capitalization of Constellation as of April 26, 2011 and the midpoint of the net present value of the expected synergies estimated by Exelon. Barclays Capital then calculated the value attributable to Exelon’s proportionate interest in the resulting implied equity value of the pro forma combined company based on the equity ownership percentage of Exelon shareholders in the combined company implied by the 0.930x exchange ratio provided for in the merger agreement. This analysis indicated a potential pro forma value creation for Exelon of 0.5% – 2.6%, before taking into account potential benefits of the merger other than those referred to above, including potential benefits from pro forma trading multiple expansion and a lower cost of capital.

Miscellaneous

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Exelon’s board of directors selected Barclays Capital because of its familiarity with Exelon and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the merger.

Barclays Capital is acting as financial advisor to Exelon in connection with the merger. As compensation for its services in connection with the merger, Exelon has agreed to pay compensation to Barclays Capital totalling up to $23.0 million, $4.0 million of which was payable at the time the merger agreement was executed, an additional $4.0 million payable upon obtaining Exelon’s shareholder approval for the share issuance and the remaining $15.0 million at the consummation of the merger. If the merger agreement is terminated and Exelon is paid a break-up fee by Constellation, then Exelon shall pay Barclays Capital a fee in an amount equal to 5% of the break-up fee, less the opinion fee and shareholder approval fee, if paid. In addition, Exelon has agreed to reimburse Barclays Capital for its reasonable and customary expenses (including legal and other professional fees, expenses and disbursements), and to indemnify Barclays Capital for certain liabilities arising out of its engagement.

Barclays Capital has performed various investment banking and financial services for Exelon and Constellation in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays Capital performed the following investment banking and financial services for Exelon and Constellation: (1) acted as joint lead arranger and bookrunner on the refinancing on Exelon’s and two of its principal operating companies’ $6.4 billion revolving credit facilities, each in March 2011, (2) acted as exclusive financial advisor to Exelon on its $860 million acquisition of John Deere Renewables in December 2010, (3) acted as joint bookrunner on Exelon’s generation subsidiary’s $900 million notes offering in September 2010, (4) acted as joint lead arranger on the refinancing for one of Exelon’s principal operating companies’ $1 billion revolving credit facility in March 2010, (5) acted as dealer manager on a tender offer for notes due 2011 and joint bookrunner on an offering of $1.5 billion of new 10- and 30-year notes for Exelon in September 2009, (6) acted as financial advisor to Exelon on its proposed acquisition of NRG Energy in 2008 and 2009, (7) provided various strategic advisory services to Exelon, (8) acted as a lender in Constellation’s $1 billion 364-day revolving credit facility in 2009, and (9) engaged in various hedging, derivative and other risk management transactions for Exelon and Constellation. In addition, Barclay’s Capital is currently acting as exclusive financial advisor to Exelon on certain other potential transactions and will receive customary fees in connection therewith.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Exelon and Constellation for Barclays Capital’s own account and for the accounts of Barclays Capital’s customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Opinion of J.P. Morgan Securities LLC

In connection with the merger, Exelon retained J.P. Morgan to act as a financial advisor to Exelon. At a meeting of the Exelon board of directors held on April 27, 2011 at which the merger was approved, J.P. Morgan rendered to the Exelon board of directors an oral opinion, confirmed by delivery of a written opinion dated April 27, 2011, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the 0.930 exchange ratio provided for in the merger agreement was fair, from a financial point of view, to Exelon. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The full text of the written opinion of J.P. Morgan, dated April 27, 2011, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. J.P. Morgan’s written opinion was provided to the Exelon board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger. J.P. Morgan’s opinion was limited to the fairness, from a financial point of view, to Exelon of the exchange ratio in the merger and J.P. Morgan expressed no opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Exelon or as to the underlying decision by Exelon to engage in the merger. The opinion does not constitute a recommendation to any shareholder as to how any shareholder should vote with respect to the merger or any other matter. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In connection with preparing its opinion, J.P. Morgan:

•	reviewed a draft dated April 27, 2011 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Constellation and Exelon and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies that J.P. Morgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of Constellation and Exelon with publicly available information concerning certain other companies that J.P. Morgan deemed relevant and reviewed the current and historical market prices of Constellation common stock and Exelon common stock and certain publicly traded securities of such other companies;

•

reviewed financial and operating information with respect to the business, operations and prospects of Exelon furnished to J.P. Morgan by Exelon, including financial projections of Exelon prepared by management of Exelon, which we refer to as the Exelon projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Exelon” beginning on page 69;

•

reviewed financial and operating information with respect to the business, operations and prospects of Constellation, furnished to J.P. Morgan by Constellation and Exelon, including (1) financial projections of Constellation prepared by the management of Constellation, which we refer to as the Constellation projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Constellation—Constellation Projections” beginning on page 71, and (2) financial projections of Constellation under alternative business assumptions prepared by the management of Exelon, which we refer to as the adjusted Constellation projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Constellation—Exelon’s Adjustments to the Constellation Projections” beginning on page 72;

•	reviewed the expected synergies;

•

considered the measures described to J.P. Morgan by the management of Exelon as measures Exelon would be willing to take to facilitate governmental and regulatory approval of the merger, which we refer to as the proposed concessions; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the managements of Constellation and Exelon with respect to certain aspects of the merger, and the past and current business operations of Constellation and Exelon, the financial condition and future prospects and operations of Constellation and Exelon, the effects of the merger on the financial condition and future prospects of Exelon, and certain other matters that J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Constellation and Exelon or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify, nor did J.P.

Morgan assume responsibility or liability for independently verifying, any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Constellation or Exelon under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the expected synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions that reflected the best then-available estimates and judgments by management as to the expected future results of operations and financial condition of Constellation and Exelon to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts, including the expected synergies, or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement would have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Exelon, and would be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan further assumed that the representations and warranties made by Exelon and Constellation in the merger agreement and the related agreements were and would be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Exelon with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained within the constraints contemplated by the proposed concessions and without any material adverse effect on Constellation or Exelon or on the contemplated benefits of the merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons, relative to the exchange ratio in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Constellation common stock or Exelon common stock would trade at any future time.

The terms of the merger agreement, including the consideration to be paid by Exelon in the merger, were determined through negotiation between Exelon and Constellation, and the decision to enter into the merger agreement was solely that of the board of directors of Exelon. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by Exelon’s board in its evaluation of the merger and should not be viewed as determinative of the views of Exelon’s board of directors or management with respect to the merger or the exchange ratio, the value of Constellation or Exelon or whether the Exelon board of directors would have been willing to agree to different or other forms of consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in connection with its opinion. The following is a summary of the material financial analyses used by J.P. Morgan in connection with providing its opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

Sum-of-the-Parts Discounted Cash Flow Analyses

Given the different nature of the businesses in which Constellation and Exelon participate, J.P. Morgan analyzed each company as the sum of its constituent business segments, or as the “sum-of-the-parts,” and performed a discounted cash flow analysis on each of its constituent business segments. J.P. Morgan performed separate sum-of-the-parts discounted cash flow analyses on each business segment of Constellation and Exelon to estimate the present value of the total unlevered free cash flows that Constellation and Exelon were projected to generate on a standalone basis for fiscal years 2011 through 2015 (excluding the expected synergies and other pro forma adjustments) based on the adjusted Constellation projections and the Exelon projections. The free cash flows and range of terminal values were discounted to present values as of January 1, 2011 using a range of discount rates which were chosen by J.P. Morgan based upon analysis of market discount rates applicable to comparable companies and business segments. The sum-of-the-parts discounted cash flow analyses do not imply the value at which the individual Constellation or Exelon businesses could be sold.

Constellation. For the Constellation valuation analysis, J.P. Morgan performed discounted cash flow analysis on the following business segments with the assumptions and considerations noted below: Regulated (consisting of the operations of BGE); the Constellation NewEnergy line of business (which, for purposes of its sum-of-the-parts discounted cash flow analysis, J.P. Morgan split into the Retail business, the Wholesale business, the Trading business and the Upstream Gas business); and Constellation Generation (which, for purposes of its sum-of-the-parts discounted cash flow analysis, J.P. Morgan split into the Non-Nuclear Generation business and the Nuclear Generation business).

•

For Constellation’s Regulated segment, J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a perpetuity growth rate to the segment’s projected 2015 cash flows, which were adjusted to capture run-rate unlevered free cash flows. The perpetuity growth rate range used was 1.50% to 2.00%. The unlevered free cash flows and ranges of terminal values were then discounted to present value using a discount rate range of 5.25% to 5.75%.

•

For Constellation’s Retail business, J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a range of EBITDA exit multiples of 4.5x to 5.5x to the projected 2015 EBITDA of the Retail business. The unlevered free cash flows and ranges of terminal values of the Retail business were then discounted to present value using a discount rate range of 9.50% to 10.50%.

•

For Constellation’s Wholesale business, J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a range of EBITDA exit multiples of 4.5x to 5.5x to the projected 2015 EBITDA of the Wholesale business. The unlevered free cash flows and ranges of terminal values of the Wholesale business were then discounted to present value using a discount rate range of 9.50% to 10.50%.

•

For Constellation’s Trading business, J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a range of EBITDA exit multiples of 0.5x to 1.5x to the projected 2015 EBITDA of the Trading business. The unlevered free cash flows and ranges of terminal values of the Trading business were then discounted to present value using a discount rate range of 12.50% to 13.50%.

•

For Constellation’s Upstream Gas business, J.P. Morgan applied a multiple of the segment’s proven million cubic feet of natural gas equivalents per day, or MCFE/D, to the median amount paid per MCFE/D in comparable transactions since February 2009 of $9,204, while also accounting for the market value of Constellation’s approximately 26% stake in Constellation Energy Partners.

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For Constellation’s Non-Nuclear Generation business, J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a range of EBITDA exit multiples of 7.75x to 8.25x to the projected 2015 EBITDA of the Non-Nuclear Generation business. The unlevered free cash flows and ranges of terminal values of the Non-Nuclear Generation business were then discounted to present value using a discount rate range of 7.00% to 8.00%.

•

For Constellation’s Nuclear Generation business, J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a range of EBITDA exit multiples of 7.75x to 8.25x to the projected 2015 EBITDA of the Nuclear Generation business. The unlevered free cash flows and ranges of terminal values of the Nuclear Generation business were then discounted to present value using a discount rate range of 7.00% to 8.00%.

Exelon. For the Exelon valuation analysis, J.P. Morgan performed discounted cash flow analysis on the PECO, ComEd and Exelon Generation business segments as well as Exelon’s other business with the assumptions and considerations noted below:

•

For Exelon’s PECO segment, J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a range of perpetuity growth rates of 1.50% to 2.00% to the PECO segment’s projected 2015 unlevered free cash flows. The unlevered free cash flows and ranges of terminal values of the PECO segment were then discounted to present value using a discount rate range of 5.25% to 5.75%.

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For Exelon’s ComEd segment, J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a range of perpetuity growth rates of 1.50% to 2.00% to the ComEd segment’s projected 2015 unlevered cash flows. The unlevered free cash flows and ranges of terminal values of the ComEd segment were then discounted to present value using a discount rate range of 5.25% to 5.75%.

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For Exelon’s Generation segment, J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a range of EBITDA exit multiples of 8.25x to 8.75x to the Generation segment’s projected 2015 EBITDA. The unlevered free cash flows and ranges of terminal values of the Exelon Generation segment were then discounted to present value using a discount rate range of 6.50% to 7.50%.

•

For Exelon’s other businesses, J.P. Morgan calculated a range of terminal values at the end of the projection period by applying a range of EBITDA exit multiples of 8.0x to 8.5x to these other businesses’ projected 2015 EBITDA. The unlevered free cash flows and ranges of terminal values of these other businesses were then discounted to present value using a discount rate range of 5.84% to 6.84%.

The Constellation and Exelon sum-of-the-parts discounted cash flow analyses implied a per share equity value reference range for Constellation of approximately $37.54 to $49.88 and a per share equity value reference range for Exelon of approximately $39.88 to $50.67; after adjustments for expected dividends to be paid to each company’s set of shareholders between the date of the merger agreement and an estimated closing on March 31, 2012, the Constellation and Exelon sum-of-the-parts discounted cash flow analyses implied a per share equity value reference range for Constellation of approximately $36.39 to $48.73 and a per share equity value reference range for Exelon of approximately $37.35 to $48.15. Based on the implied per share equity value reference ranges for Constellation and Exelon described above (after adjustments for such expected dividends to be paid), these analyses indicated the following implied exchange ratio reference range, as compared to the 0.930 exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Merger Exchange Ratio
0.7557x – 1.3047x	0.9300x

Consolidated Trading Comparables Analyses

J.P. Morgan performed separate consolidated trading comparable analyses of Constellation and Exelon in which J.P. Morgan compared the financial and operating performance of Constellation and Exelon with each other and the following four publicly-traded regulated utilities, referred to as the selected consolidated companies:

•	Entergy Corporation

•	Public Service Enterprise Group Inc.

•	NextEra Energy, Inc.

•	FirstEnergy Corp.

In evaluating the selected consolidated companies identified by J.P. Morgan as reasonably comparable to Constellation and Exelon, J.P. Morgan made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Constellation or Exelon. J.P. Morgan reviewed, among other information, each company’s per share equity value as a multiple of calendar year 2012 estimated EPS. J.P. Morgan also reviewed each company’s firm value as a multiple of calendar year 2012 estimated EBITDA, or CY12 EBITDA. For purposes of these analyses, equity values were calculated based on closing stock prices on April 26, 2011, and firm values were calculated as market values, based on closing stock prices on April 26, 2011, plus total debt, preferred stock, capital leases and minority interest, less cash and cash equivalents, as of December 31, 2010. Cash and cash equivalents for Constellation were adjusted for the purchase of the Boston Generating assets and the sale of Quail Run.

Constellation. With respect to its consolidated trading comparable analysis of Constellation, J.P. Morgan applied a range of multiples of 6.0x to 7.0x to CY12 EBITDA (excluding the expected synergies, purchase accounting and other pro forma adjustments) derived from the selected consolidated companies to corresponding data of Constellation based on the adjusted Constellation projections and Constellation’s public filings. Estimated financial data of the selected consolidated companies were based on publicly available Wall Street research analysts’ estimates. This analysis implied a per share equity value reference range for Constellation based on CY12 EBITDA of approximately $33.19 to $41.86.

Exelon. With respect to its consolidated trading comparable analysis of Exelon, J.P. Morgan applied a range of multiples of 7.0x to 8.0x to CY12 EBITDA (excluding the expected synergies, purchase accounting and other pro forma adjustments) derived from the selected consolidated companies to corresponding data of Exelon based on the Exelon projections and Exelon’s public filings. Estimated financial data for the selected consolidated companies was based on publicly available Wall Street research analysts’ estimates. This analysis implied per share equity value reference ranges for Exelon based on CY12 EBITDA of approximately $38.88 to $46.83.

Based on the implied per share equity value reference ranges for Constellation and Exelon described above, these analyses indicated the following implied exchange ratio reference range, as compared to the 0.930 exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Merger Exchange Ratio
0.7087x – 1.0766x	0.9300x

Sum-of-the-Parts Trading Comparable Analyses

J.P. Morgan also performed separate sum-of-the-parts trading comparable analyses for each of Constellation’s and Exelon’s constituent business segments based on the adjusted Constellation projections and the Exelon projections. J.P. Morgan compared certain financial measures of selected comparable companies to those of the relevant business segments within Constellation and Exelon (excluding the expected synergies and other pro forma adjustments). J.P. Morgan selected these comparable companies based upon its views as to the comparability of the financial and operating characteristics of these companies to the relevant Constellation and Exelon business segments. J.P. Morgan calculated reference value ranges for the Constellation and Exelon business segments by applying various multiples derived from these comparable companies to selected financial measures of the relevant Constellation and Exelon business segments. The sum-of-the-parts trading comparable analyses do not imply the value at which the individual Constellation or Exelon businesses could be sold. This analysis implied per share equity value reference ranges for Constellation of approximately $36.05 to $42.97, and for Exelon of approximately $42.94 to $49.49.

Based on the implied per share equity value reference ranges for Constellation and Exelon described above, these analyses indicated the following implied exchange ratio reference range, as compared to the 0.930 exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Merger Exchange Ratio
0.7284x – 1.0007x	0.9300x

Contribution Analysis

J.P. Morgan also reviewed selected estimated future financial information for Constellation and Exelon to determine Constellation’s and Exelon’s relative contribution to the combined company after the merger. J.P. Morgan analyzed Constellation’s and Exelon’s relative contribution to estimated leverage-adjusted EBITDA and net income for the calendar years 2011 through 2015 (excluding the expected synergies and other pro forma adjustments) based on the adjusted Constellation projections and the Exelon projections. Based on the relative contributions of Constellation and Exelon to the combined company calculated in the contribution analysis, J.P. Morgan calculated the following implied exchange ratio reference range, as compared to the 0.930 exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Merger Exchange Ratio
0.6178x – 1.2640x	0.9300x

Relative Potential Pro Forma Value Creation from Expected Synergies Analysis

J.P. Morgan reviewed for informational purposes the potential value creation of the merger for Exelon taking into account the expected synergies. J.P. Morgan analyzed the market value creation at the exchange ratio by comparing the market value for Exelon as of April 26, 2011 with the potential market value of the pro forma combined company determined by adding the respective market values of Constellation and Exelon as of April 26, 2011 to the midpoint of the net present value reference range (as of January 1, 2011) of the expected synergies, net of pro forma adjustments. J.P. Morgan then calculated the value attributable to Exelon’s proportionate interest in the resulting implied market value of the pro forma combined company based on the equity ownership percentage of Exelon shareholders in the combined company implied by the 0.930 exchange ratio provided for in the merger agreement. This analysis indicated potential pro forma value creation for Exelon of approximately 3.2%.

J.P. Morgan also reviewed for informational purposes the discounted cash flow value creation at the exchange ratio by comparing the equity value implied for Exelon on a standalone basis and the potential pro forma equity value of the combined company taking into account the expected synergies. For illustrative purposes, J.P. Morgan calculated a standalone value for Exelon utilizing the midpoint of the equity value reference range implied from the sum-of-the-parts discounted cash flow analysis of Exelon described above. J.P. Morgan then added to such implied equity value the midpoint of the equity value reference range implied from the sum-of-the-parts discounted cash flow analysis of Constellation described above and the midpoint of the net present value reference range (as of January 1, 2011) of the expected synergies, net of pro forma adjustments. J.P. Morgan then calculated the value attributable to Exelon’s proportionate interest in the resulting implied equity value of the pro forma combined company based on the equity ownership percentage of Exelon shareholders in the combined company implied by the 0.930 exchange ratio provided for in the merger agreement. This analysis indicated potential pro forma value creation for Exelon of approximately 6.4%.

Analysis of Merger Impact on EPS and FCF

J.P. Morgan reviewed for informational purposes the potential pro forma financial effects of the merger after taking into account the expected synergies expected to result from the merger, as well as purchase accounting and other pro forma adjustments, on Exelon’s calendar years 2012 through 2015 standalone estimated

EPS and free cash flow (calculated as cash flows from operations less changes in working capital (including changes in non-current other assets and non-current other liabilities) less capital expenditures and preferred dividends), or FCF, relative to the combined company’s estimated EPS and FCF during those calendar years utilizing the Exelon projections and the adjusted Constellation projections, noting that, based on the 0.930 exchange ratio provided for in the merger agreement, the merger could be accretive relative to Exelon’s standalone estimated EPS and FCF during all years in such period other than, in the case of EPS, 2012 when the merger could be slightly dilutive.

J.P. Morgan also reviewed for informational purposes the potential pro forma financial effects of the merger after taking into account the expected synergies, as well as purchase accounting and other pro forma adjustments, on Exelon’s calendar years 2012 and 2013 standalone estimated EPS relative to the combined company’s estimated EPS during those calendar years utilizing publicly available Wall Street research analysts’ estimates, noting that, based on the 0.930 exchange ratio provided for in the merger agreement, the merger could be accretive relative to Exelon’s standalone estimated EPS during all years in such period other than, in the case of EPS excluding purchase accounting, 2012.

The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Information

J.P. Morgan also reviewed for informational purposes, among other things, the following:

•

latest 12 months EBITDA, or LTM EBITDA, multiples paid in selected completed precedent transactions involving hybrid/independent power producer utilities which, when applying a selected range of such multiples to Constellation’s LTM EBITDA (as of December 31, 2010 based on internal estimates of Constellation’s management and Constellation’s public filings), indicated an implied per share equity reference range for Constellation of approximately $38.43 to $46.60;

•

historical trading prices during the 52-week period ended April 26, 2011 of Constellation common stock and Exelon common stock of $27.68 to $37.56 per share and $37.63 to $44.28 per share, respectively, and implied exchange ratio reference ranges derived from the respective high vs. high closing prices and low vs. low closing prices of Constellation common stock and Exelon common stock during such period of 0.7356x to 0.8482x; and

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Wall Street analysts’ price targets for Constellation common stock and Exelon common stock of $31.00 to $38.00 per share and $37.00 to $56.00 per share, respectively. Price targets were based on Wall Street analysts’ price targets released after the announcement of Exelon’s and Constellation’s full year 2010 results.

Miscellaneous

The summary above of certain financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions thereof, or focusing on information in tabular format, without considering all of its analyses and the narrative description of the analyses, could create an incomplete view of the processes underlying its analyses and opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the results of all of its analyses as a whole and made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Analyses based on forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties. Accordingly, forecasts and analyses used or performed by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Constellation or Exelon, and none of the selected transactions reviewed as described in the above summary is identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Constellation and Exelon. The transactions selected were similarly chosen for their participants, size and other factors that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Constellation and Exelon and the transactions compared to the merger.

As part of its investment banking and financial advisory business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected by Exelon as its financial advisor with respect to the merger on the basis of such experience and its qualifications and reputation in connection with mergers and acquisitions.

J.P. Morgan has acted as financial advisor to Exelon with respect to the merger and will receive a fee from Exelon for its services, of which $4 million was payable upon delivery of its opinion, $4 million of which will become payable if the Exelon shareholders approve the share issuance and $12 million of which will become payable if the merger is consummated. If the merger agreement is terminated and Exelon is paid a break-up fee by Constellation, then Exelon shall pay J.P. Morgan a fee in an amount equal to 5% of the break-up fee, less the opinion fee and shareholder approval fee, if paid. Exelon has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and to indemnify J.P. Morgan and its affiliates for certain liabilities arising out of its engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Exelon, Constellation and/or their respective affiliates for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as (1) joint book-runner for offerings of investment grade debt securities by ComEd and Exelon Generation in January 2011 and September 2009, respectively, (2) lead arranger for credit facilities for Exelon Generation, Exelon and PECO in March 2011, for ComEd, Exelon Generation and PECO in October 2010 and for ComEd in March 2010, and (3) financial advisor to Exelon, beginning in October 2010, in connection with Exelon’s analysis and consideration of various potential transactions. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Exelon and certain of its affiliates and a lender under outstanding credit facilities of Constellation, as well as providing certain cash management and treasury services for each of Exelon and Constellation, for which J.P. Morgan receives customary compensation or other financial benefits. In the ordinary course of business, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Exelon or Constellation for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Opinion of Evercore Group L.L.C.

In connection with the merger, Exelon retained Evercore Group L.L.C., or Evercore, to act as a financial advisor to Exelon’s board of directors. On April 27, 2011, at a meeting of the Exelon board of directors, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, as of April 27, 2011 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Exelon.

The full text of the written opinion of Evercore, dated as of April 27, 2011, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Exelon board of directors (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view and did not address any other aspects or implications of the merger. The opinion does not constitute a recommendation to the Exelon board of directors or to any other persons in respect of the merger, including as to how any holder of shares of Exelon common stock should vote or act in respect of the Exelon share issuance. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Exelon, nor does it address the underlying business decision of Exelon to engage in the merger.

In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

•

reviewed certain publicly available business and financial information relating to Exelon and Constellation that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed financial and operating information with respect to the business, operations and prospects of Exelon furnished to Evercore by Exelon, including financial projections of Exelon prepared by management of Exelon, which we refer to as the Exelon projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Exelon” beginning on page 69;

•

reviewed financial and operating information with respect to the business, operations and prospects of Constellation, furnished to Evercore by Constellation and Exelon, including (1) financial projections of Constellation prepared by the management of Constellation, which we refer to as the Constellation projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Constellation—Constellation Projections” beginning on page 71, and (2) financial projections of Constellation under alternative business assumptions prepared by the management of Exelon, which we refer to as the adjusted Constellation projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Constellation—Exelon’s Adjustments to the Constellation Projections” beginning on page 72;

•	reviewed the expected synergies;

•

discussed the past and current operations, financial projections and current financial condition of Exelon with management of Exelon (including their views on the risks and uncertainty of achieving the Exelon projections);

•	reviewed the reported prices and the historical trading activities for Exelon and Constellation common stock;

•	compared the financial performance of Exelon and Constellation and their stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	reviewed the relative financial contributions of Exelon and Constellation to the future financial performance of the combined company on a pro forma basis;

•

reviewed a draft merger agreement dated April 26, 2011, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to its analyses; and

•	performed such other analyses and studies and considered such other information and factors as Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore has not assumed any liability therefor. For purposes of its analysis, at the direction of Exelon management, Evercore used the adjusted Constellation projections rather than the Constellation projections. With respect to the projected financial data relating to Exelon referred to above, Evercore assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Exelon management as to the future financial performance of Exelon and Constellation under the alternative business assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to Constellation or Exelon or the assumptions on which they are based. With respect to the expected synergies anticipated by Exelon management to result from the merger, Evercore assumed at the direction of Exelon management that the timing and amount of such expected synergies are reasonable and that they will be realized substantially in accordance with such estimates. At the direction of Exelon management, Evercore considered the proposed concessions, described to Evercore by the management of Exelon as measures Exelon would be willing to take to facilitate governmental and regulatory approval of the merger. Evercore expressed no view as to the sufficiency or impact of, or the assumptions underlying Exelon’s internal financial forecasts regarding, the proposed concessions.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without material waiver or modification thereof. Other than as contemplated by the proposed concessions, Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Constellation, Exelon or the consummation of the merger or materially reduce the benefits to Exelon of the merger.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Constellation or Exelon, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of Constellation or Exelon under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to Exelon, from a financial point of view, of the exchange ratio as of April 27, 2011. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any securities, creditors or other constituencies of Exelon or Constellation, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Exelon or Constellation, or any class of such persons, whether relative to the exchange ratio or otherwise. Evercore assumed that any modification to the structure of the transaction would not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to Exelon, nor did it address the underlying business decision of Exelon to engage in the merger. Evercore’s opinion did not constitute a recommendation to the Exelon board of directors or to any other persons in respect of the merger, including as to how any holder of shares of Exelon common stock should vote or act in respect of the stock issuance. Evercore expressed no opinion as to the price at which shares of Exelon or Constellation common stock would trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Exelon and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Exelon board of directors on April 27, 2011 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before April 26, 2011 (the last trading day prior to April 27, 2011, the date on which the Exelon board of directors approved the merger), and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Sum of the Parts Analysis: Given the different nature of the constituent businesses owned and operated by each of Constellation and Exelon, Evercore analyzed each company as the sum of its constituent businesses, or as the “sum-of-the-parts.” Evercore valued each constituent business of Constellation and Exelon based on the segment information within the adjusted Constellation projections and the Exelon projections by either performing a discounted cash flow analysis or using peer group trading analysis by applying various multiples to selected financial or operational measures of the business segment. The discounted cash flow analysis or peer group trading analysis methodologies used were consistent with those described below.

For the Exelon sum-of-the-parts analysis, Evercore analyzed the following business units:

•	Regulated Utility: For ComEd and PECO, Exelon’s regulated business segment, Evercore utilized:

•

Peer group trading analysis to calculate the segment’s enterprise value using estimates and multiples for calendar years 2012 and 2013 of EBITDA, and EPS, and equity book value as of December 31, 2010 based on a group of selected publicly traded companies in the utilities industry with both electric transmission and distribution operations and natural gas distribution operations.

•

Discounted cash flow analysis to calculate the segment’s present enterprise value using a discount rate range of 5.5-6.5% and a terminal value based on a 7.0x-8.0x EBITDA multiple. The discount rate and terminal value multiple ranges were based on a group of selected publicly traded companies in the utilities industry with both electric transmission and distribution operations and natural gas distribution operations.

•

Exelon Generation: For Exelon’s unregulated business unit, Exelon Generation, Evercore calculated the segment’s enterprise value using generation capacity and multiples, on a dollars per kilowatt basis implied by asset sales, as differentiated by fuel and technology type. For asset types where there have not been any recent transactions, research estimates of generation asset values on a dollars per kilowatt basis were used instead. Evercore separately calculated the net present value of Exelon’s nuclear uprate program using a discounted cash flow analysis with inputs based on the program’s cash flows generated for the fiscal years ending December 31, 2011 through December 31, 2020, as provided by Exelon, using a terminal value based on a 7.5x EBITDA multiple and a discount rate of 8%. The discount rate and terminal value multiple were based on a group of selected publicly traded companies in the utilities industry with merchant generation operations.

•	No value was attributed to Exelon, apart from ComEd, PECO and Exelon Generation.

Evercore then calculated a range of implied equity values per share of Exelon common stock by subtracting estimated consolidated net debt as of December 31, 2010 from the consolidated estimated enterprise value derived using the sum-of-the-parts methodology described above and dividing such amount by the number of fully diluted Exelon shares outstanding.

For the Constellation sum-of-the-parts analysis, Evercore analyzed the following business units:

•	Regulated Utility: For BGE, Constellation’s regulated business segment, Evercore utilized:

•

Peer group trading analysis to calculate the segment’s enterprise value using estimates and multiples for calendar years 2012 and 2013 of EBITDA, EPS and equity book value as of December 31, 2010 based on a group of selected publicly traded companies in the utilities industry with both electric transmission and distribution operations and natural gas distribution operations. The EBITDA was adjusted to exclude the revenues associated with BGE’s rate stabilization bonds.

•

Discounted cash flow analysis to calculate the segment’s present enterprise value using a discount rate range of 5.5%-6.5% and a terminal value based on a 7.0x-8.0x EBITDA multiple. The discount rate and terminal value multiple ranges were based on a group of selected publicly traded companies in the utilities industry with both electric transmission and distribution operations and natural gas distribution operations.

•

Generation: For Constellation’s unregulated generation assets, Evercore calculated the segment’s enterprise value using generation capacity and multiples, on a dollars per kilowatt basis implied by asset sales, as differentiated by fuel and technology type. The multiples were based on transactions for assets with similar fuel types or technologies where possible. For asset types where there have not been any recent transactions, research estimates of generation asset values on a dollars per kilowatt basis were used instead.

•

Retail / Marketing: For Constellation’s retail marketing and commodity business, Constellation NewEnergy, Evercore calculated the segment’s enterprise value using market value for the share owned by Constellation and using multiples derived from peer group trading analysis for the rest of the upstream and NewEnergy businesses.

•	No value was attributed to the Constellation corporate segment.

Evercore then calculated a range of implied equity values per share of Constellation common stock by subtracting estimated consolidated net debt as of December 31, 2010 from the consolidated estimated enterprise value derived using the sum-of-the-parts methodology described above and dividing such amount by the number of fully diluted Constellation shares outstanding.

The analysis indicated the following per share equity value reference range for each of Constellation and Exelon. Based on these per share equity value reference ranges, Evercore calculated the implied exchange ratio by dividing the lowest per share equity value for Constellation by the highest per share equity value for Exelon for the low end of the exchange ratio range and dividing the highest per share equity value for Constellation by the lowest per share equity value for Exelon for the high end of the exchange ratio range.

	Low		High
Exelon	$43.70		$54.58
Constellation	$38.71		$53.16
Implied Exchange Ratio	0.709	x	1.216	x

Evercore also performed a sum-of-the-parts analysis taking into account the expected synergies and evaluated the implied exchange ratio resulting therefrom. Evercore calculated the estimated present value of the expected synergies by discounting the after-tax cash flows of 10 years of expected synergies at a discount rate of 7.5% (which was selected by Evercore based upon an analysis of the weighted average cost of capital of Exelon).

Evercore also calculated a terminal value by applying a terminal growth rate of 0% to the fiscal year 2020 estimated cash flow (which was selected to reflect a conservative view on the perpetual growth of the synergies). Evercore used the resulting per share equity value reference ranges to calculate the implied exchange ratio by dividing the lowest per share equity value for Constellation by the highest per share equity value for Exelon for the low end of the exchange ratio range and dividing the highest per share equity value for Constellation by the lowest per share equity value for Exelon for the high end of the exchange ratio range.

	Low	High
Implied Exchange Ratio	0.849x	1.391x

Discounted Cash Flow Analysis: Evercore performed a discounted cash flow analysis of each of Constellation and Exelon to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Constellation and Exelon are expected to generate during the fiscal years ending December 31, 2011 through December 31, 2015 based on the adjusted Constellation projections and the Exelon projections. Only 50% of fiscal year 2011 estimated free cash flows were included for each of Constellation and Exelon, reflecting the proportion of the year remaining. Evercore used mid-year discounting convention in connection with its discounted cash flow analysis.

With respect to its discounted cash flow analysis of Exelon, Evercore used a discount rate range of 6.5%-7.5% and terminal value range based on applying a 6.5x-7.5x EBITDA multiple to Exelon’s 2015 projected EBITDA. The discount rate and terminal value multiple ranges were based on an assessment of the cost of capital and enterprise value to current year EBITDA multiples of the group of selected publicly traded companies noted in the selected peer group trading analysis of Exelon below. The terminal year EBITDA and intermediate cash flows were adjusted to exclude the cash flows related to Exelon’s nuclear uprate program which were valued separately. Evercore separately calculated the net present value of Exelon’s nuclear uprate program using a discounted cash flow analysis with inputs based on the program’s cash flows generated for the fiscal years ending December 31, 2011 through December 31, 2020, as provided by Exelon, using a terminal value based on a 7.5x EBITDA multiple and a discount rate of 8%. The discount rate and terminal value multiple were based on a group of selected publicly traded companies in the utilities industry with merchant generation operations.

With respect to its discounted cash flow analysis of Constellation, Evercore used a discount rate range of 6.5%-7.5% and terminal value range based on applying a 6.0x-7.0x EBITDA multiple to Constellation’s 2015 projected adjusted EBITDA. The discount rate and terminal value multiple ranges were based an assessment of the cost of capital and enterprise value to current year EBITDA multiples of the group of selected publicly traded companies noted in the selected peer group trading analysis of Constellation below. In its discounted cash flow analysis of Constellation, Evercore adjusted the adjusted Constellation projections to exclude revenues associated with BGE’s rate stabilization bonds.

The analysis indicated the following per share equity value reference range for each of Constellation and Exelon. Based on these per share equity value reference ranges, Evercore calculated the implied exchange ratio by dividing the lowest per share equity value for Constellation by the highest per share equity value for Exelon for the low end of the exchange ratio range and dividing the highest per share equity value for Constellation by the lowest per share equity value for Exelon for the high end of the exchange ratio range.

	Low	High
Exelon	$37.63	$46.94
Constellation	$31.93	$41.09
Implied Exchange Ratio	0.680x	1.092	x

Evercore also performed a discounted cash flow analysis taking into account the expected synergies and evaluated the implied exchange ratio resulting therefrom. Utilizing the same methodology set forth above in the

“Sum of the Parts Analysis” to value the expected synergies, Evercore calculated the implied exchange ratio under the discounted cash flow analysis, based on Exelon’s projections and adjusted Constellation projections, taking into account expected synergies to be as follows:

	Low	High
Implied Exchange Ratio	0.843x	1.295x

Selected Peer Group Trading Analysis: Evercore reviewed and compared certain financial and operating information relating to Constellation and Exelon to corresponding information of a group of selected publicly traded companies in the utilities industry. Although none of the selected publicly traded companies is directly comparable to Constellation or Exelon, the companies were chosen because they have certain characteristics that are similar to those of Constellation and Exelon. The selected companies were as follows:

•	Dominion Resources, Inc.

•	Entergy Corporation

•	FirstEnergy Corp.

•	NextEra Energy, Inc.

•	Public Service Enterprise Group Incorporated

Evercore calculated and analyzed various financial multiples and ratios of Constellation, Exelon and the selected companies as follows:

•

Ratios of TEV (which represents market capitalization plus the total outstanding debt, preferred stock and minority interest, less cash and cash equivalents balances) to EBITDA, which is commonly referred to as TEV / EBITDA multiple, for each of Exelon’s and Constellation’s estimated calendar year 2012 and estimated calendar year 2013; and

•

Ratios of the applicable closing prices of Exelon and Constellation common stock, respectively, to EPS, which is commonly referred to as price to earnings multiple, for each of Exelon’s and Constellation’s estimated calendar year 2012 and estimated calendar year 2013.

The multiples for each of the selected companies were calculated using the closing prices of the selected companies’ common stock on April 26, 2011 and were based on, and derived from, publicly available filings, publicly available research estimates published by independent equity research analysts associated with various Wall Street firms and financial data provided by FactSet Research Systems Inc. The multiples for Constellation and Exelon were calculated using the closing price of their respective common shares on April 26, 2011 and were based on, and derived from, publicly available information and the projections.

	Exelon		Constellation		Integrated Peers
	IBES	Management	IBES	Management	Low	High
TEV / EBITDA - 2012E	7.4x	7.3x	6.4x	6.2x	6.4x	8.8x
TEV / EBITDA - 2013E	7.3x	7.1x	5.9x	5.3x	5.7x	8.8x
Price / Earnings - 2012E	13.9x	12.9x	13.4x	12.8x	11.6x	14.6x
Price / Earnings - 2013E	14.3x	12.6x	11.1x	10.0x	10.9x	15.1x

Applying representative ranges of multiples derived from the peer group trading analysis, Evercore calculated a range of implied equity values per share of Constellation common stock and Exelon common stock with respect to the following metrics based on their respective projected financial results:

•	TEV / EBITDA multiple for estimated calendar year 2012 and estimated calendar year 2013; and

•	Price to earnings multiple for estimated calendar year 2012 and estimated calendar year 2013.

Evercore used the resulting per share equity value reference ranges to calculate the implied exchange ratio by dividing the lowest per share equity value for Constellation by the highest per share equity value for Exelon for the low end of the exchange ratio range and dividing the highest per share equity value for Constellation by the lowest per share equity value for Exelon for the high end of the exchange ratio range.

	Exelon		Constellation		Implied Exchange Ratio
	Multiples	$ / Share	Multiples	$ / Share
TEV / EBITDA - 2012E	6.50x - 7.50x	$34.79 - $42.87	6.00x - 7.00x	$29.87 - $37.84	0.697x - 1.087x
TEV / EBITDA - 2013E	6.25x - 7.25x	$34.30 - $42.62	5.75x - 6.75x	$34.34 - $43.43	0.806x - 1.266x
Price / Earnings - 2012E	12.00x - 13.50x	$38.01 - $42.76	12.00x - 13.50x	$30.73 - $34.57	0.719x - 0.910x
Price / Earnings - 2013E	11.50x - 13.00x	$37.20 - $42.05	10.00x - 12.00x	$32.61 - $39.13	0.775x - 1.052x

Evercore also performed selected peer group trading analysis taking into account the expected synergies and evaluated the implied exchange ratio resulting therefrom. Utilizing the same methodology set forth above in the “Sum of the Parts Analysis” to value the expected synergies, Evercore calculated the implied exchange ratio under the selected peer group trading analysis taking into account expected synergies to be as follows:

Implied Exchange Ratio
	Low	High
TEV / EBITDA - 2012E	0.875x	1.307x
TEV / EBITDA - 2013E	0.985x	1.489x
Price / Earnings - 2012E	0.897x	1.110x
Price / Earnings - 2013E	0.957x	1.257x

No company utilized in the peer group trading analysis is identical to Constellation or Exelon. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Constellation and Exelon and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the peer group companies, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Constellation and Exelon, such as the impact of competition on Constellation or Exelon and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Constellation, Exelon, the industry or the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using peer group trading data.

Premiums Paid Analysis: Evercore performed an analysis of selected transactions to compare premiums paid in such transactions to the premium implied in the merger. While none of the companies that participated in the selected transactions is directly comparable to Exelon or Constellation and none of the transactions in the selected transactions analysis is directly comparable to the merger, the selected transactions do share certain characteristics as set forth below. Evercore considered the following two sets of announced or completed transactions:

•

United States business combinations announced since January 1, 2007 involving 100% stock-for-stock mergers with transaction enterprise values in the range of $3 billion to $20 billion where the acquirer’s pro forma ownership split of the combined entity was greater than 60%. The selected transactions are set forth below:

Announcement Date	Acquirer	Target
02/28/11	Ventas	Nationwide Health Properties
01/18/11	Comerica	Sterling Bancshares
02/21/10	Schlumberger	Smith International
07/27/09	First Niagra Financial Group	Harleysville National Corp
04/08/09	Pulte Homes	Centex Corp
12/19/08	M&T Bank Corp	Provident Bankshares Corp
10/27/08	CenturyTel	Embarq Corp
05/04/07	Wells Fargo	Greater Bay Bancorp
05/01/07	National City Corp	MAF Bancorp
02/05/07	State Street Corp	Investors Financial Services Corp

•

Utility sector corporate transactions announced since January 1, 2004 involving 100% stock-for-stock mergers where the acquirer’s pro forma ownership split of the combined entity was greater than 60%. The selected transactions are set forth below:

Announcement Date	Acquirer	Target
01/10/11	Duke Energy	Progress Energy
02/11/10	First Energy	Allegheny Energy
05/09/05	Duke Energy	Cinergy
12/21/04	Exelon	PSEG

For each data set, Evercore analyzed the premium paid to the unaffected target stock price on a one day, one week and one month prior basis. Based on the analysis of the utility-related transactions, Evercore used a premium range of 15%-20% on Constellation’s trading price and Exelon’s trading price at close of market on April 26, 2011 to calculate an implied exchange ratio range.

	Low		High
Historical Premia (1-Day Prior)	15.0%		20.0%
Implied Acquisition Price	$37.87		$39.52
Implied Exchange Ratio	0.920	x	0.960	x

Research Analyst Price Targets: Evercore analyzed research analyst estimates of potential future value for Constellation and Exelon common shares, or price targets, based on publicly available equity research published with respect to Constellation and Exelon. Based on the research analyst price target reference ranges, Evercore calculated the implied exchange ratio by dividing the lowest price target for Constellation common stock by the highest price target for Exelon common stock for the low end of the range and dividing the highest price target for Constellation common stock by the lowest price target for Exelon common stock for the high end of the range.

As of April 26, 2011, the observed research analyst price targets and resulting exchange ratio ranges for Constellation and Exelon were:

	Exelon	Constellation
Target Range	$37.00 - $56.00	$31.00 - $38.00
Average	$43.00	$35.75
Implied Exchange Ratio Range	0.554x - 1.027x

52 Week High / Low Trading Prices: Evercore reviewed the range of trading prices of shares of Constellation common stock and Exelon common stock for the 52 weeks ended on April 26, 2011. Based on such historical share price ranges, Evercore calculated the implied exchange ratio by dividing the lowest trading price for Constellation common stock by the highest trading price for Exelon common stock for the low end of the range and dividing the highest trading price for Constellation common stock by the lowest trading price for Exelon common stock for the high end of the range.

As of April 26, 2011, the 52 week trading price ranges and resulting exchange ratio ranges for Constellation and Exelon were:

	Exelon	Constellation
52 Week Trading Range	$37.63 - $44.28	$27.68 - $37.56
Spot Price (1-Day Prior)	$41.17	$32.93
Implied Exchange Ratio Range (52 Week Range)	0.625x - 0.998x
Implied Exchange Ratio Range (Spot)	0.800x

Contribution Analysis: Evercore examined the implied contribution of each of Constellation and Exelon to the combined company’s pro forma financial and operational profile based on the following statistics:

•	Regulated customers

•	Non-rate based generation capacity

•	Market equity value

•	Calendar year 2011 through 2014 net income based on adjusted Constellation projections and Exelon projections

•	Calendar year 2011 through 2014 net income per IBES

•	Calendar year 2011 through 2014 cash flow from operations based on adjusted Constellation projections and Exelon projections

•	Calendar year 2011 through 2014 cash flow from operations per IBES

•	Book equity as of December 31, 2010

This analysis indicated that the implied contribution of Constellation to the combined company ranged from 16% to 37%. The results of this analysis are presented below:

	Exelon	Constellation
Operational Metrics
Customers (mm)	76%	24%
Non-rate-based Generation Capacity (Net MW)	68%	32%
Market Metrics
Equity Value	80%	20%
Financial Metrics
Net Income: Internal Projections
2011E	84%	16%
2012E	80%	20%
2013E	77%	23%
2014E	79%	21%
Net Income: IBES
2011E	81%	19%
2012E	80%	20%
2013E	76%	24%
Cash Flow From Operations: Internal Projections
2011E	80%	20%
2012E	84%	16%
2013E	78%	22%
2014E	81%	19%
Cash Flow From Operations: IBES
2011E	82%	18%
2012E	81%	19%
2013E	76%	24%
Book Equity (as of 12/31/10)	63%	37%

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the merger by the Exelon board of directors, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of Exelon common stock or Constellation common stock. No company used in the above analyses as a comparison is directly comparable to Constellation or Exelon, and no transaction used is directly comparable to the merger. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Constellation, Exelon or their respective advisors.

Evercore prepared these analyses for the purpose of providing an opinion to the Exelon board of directors as to the fairness, from a financial point of view, of the exchange ratio to Exelon. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by an opinion committee of Evercore.

Pursuant to the terms of Evercore’s engagement letter with Exelon, a contingent fee of $10.0 million is payable to Evercore for its services as financial advisor to the Exelon board of directors. Of the contingent fee, $2.0 million was payable upon delivery of Evercore’s fairness opinion to the Exelon board of directors, $2.0 million will become payable if Exelon shareholders approve the share issuance in conjunction with the merger, and $6.0 million will become payable if the merger is completed. If the merger agreement is terminated and Exelon is paid a break-up fee by Constellation, then Exelon shall pay Evercore a fee in an amount equal to 2% of the break-up fee, less the opinion fee and shareholder approval fee, if paid. In addition, Exelon has agreed to reimburse Evercore for its reasonable and customary expenses (including legal and other professional fees, expenses and disbursements), and to indemnify Evercore for certain liabilities arising out of its engagement.

Prior to its engagement, Evercore and its affiliates provided financial advisory services to Exelon and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date of its opinion, no material relationship existed between Evercore and its affiliates and Constellation pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. We may provide financial or other services to Exelon or Constellation in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Constellation, Exelon and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The Exelon board of directors engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Recommendation of the Board of Directors of Constellation; Constellation’s Reasons for the Merger

The Constellation board of directors unanimously determined that the terms of the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Constellation and Constellation stockholders, approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommended that Constellation stockholders vote “FOR” the proposal to approve the merger and the transactions contemplated by the merger agreement.

In evaluating the merger and the transactions contemplated by the merger agreement, the Constellation board of directors consulted with Constellation management, as well as Morgan Stanley & Co. LLC and Goldman, Sachs & Co., each of which was one of Constellation’s financial advisors in connection with the merger, Kirkland & Ellis LLP, Constellation’s outside legal counsel, and its other outside professional advisors and considered various information and factors in connection with the merger, including those material factors described below. Among the information and material factors considered by the Constellation board of directors were the following:

Strategic Considerations

The Constellation board of directors considered a number of factors pertaining to the strategic rationale for the merger, including the following:

•

Expanding Scale. The merger will create one of the leading competitive energy businesses by size. The merger will create the second largest North American energy company by aggregate market capitalization (approximately $34 billion as of April 27, 2011) and third largest North American energy company by aggregate enterprise value (approximately $52 billion as of April 27, 2011). The merger will also create the number one competitive energy products and services supplier by load (approximately 165 terawatt-hours) and customers (approximately 35,000 commercial and industrial and millions of households through retail and wholesale sales) across 38 states, the District of Columbia, and the Canadian provinces of Alberta and Ontario, the second largest electric utility company (with approximately 6.6 million customers) and the largest competitive power generator (with more than 34.4 gigawatts of power generation and 226 terawatt-hours of expected output), including the nation’s largest nuclear fleet (as of April 27, 2011). With this increased scale, the combined company will have more relevance in participating in federal and state legislative and regulatory dialogue related to competitive energy markets and development than Constellation has alone and is expected to realize the other benefits noted below.

•

Increasing the Strength of the Balance Sheet. Related to the expanded scale of the combined company noted above, the combined company will have a stronger and larger balance sheet than Constellation has alone. After completion of the merger, the combined company will have approximately $72 billion in assets and substantial cash flow from operations. The strong balance sheet of the combined company will expand opportunities for productive, new capital deployments, provide greater and more cost-efficient access to the credit markets, support the growth of the competitive energy business and provide a stronger and more stable platform for the business during negative economic cycles. The Constellation board also inquired about the view of Constellation’s management about the possible effects of the merger on the credit ratings of the companies. In this regard, Constellation’s management had expressed its view that the combined company would be expected to maintain an investment grade rating after the merger (and the credit ratings of the combined company may be better as compared to Constellation’s credit ratings).

•

Increasing the Diversity of the Business. The merger will result in an increase in the diversification of Constellation’s energy delivery, business mix and generation portfolio as well as its customer base. In the energy delivery business, the combined company will have three utility-based franchises with service areas encompassing more than 6.6 million people. These service areas also are located in three states, which will diversify any regional or local impacts (including the impact of changes in state regulatory requirements) on the results of the utility operations. In addition, the combined company is expected to have generation capacity in multiple states, with a fuel mix consisting of nuclear, coal, gas, oil, wind and other renewable energy sources. Overall, the increased diversity of the business will lower the effects of the combined company’s exposure to the execution risks specific to a particular market or aspect of the business, as any adverse effects of these risks would have a smaller effect on the financial performance of the combined company.

•

Reduction in Load Supply Short Position Through Better Match of Generation and Supply. Related to the increased diversity of the combined company noted above, after completion of the merger, the site of the combined company’s physical generation of power will better match the site of the combined company’s load obligations than Constellation’s generation and load obligation sites are currently matched. In particular, combining Exelon’s generation facilities with Constellation’s load obligations would offset short positions of 12 terawatt-hours, or TWhs, in PJM and 6 TWhs in MISO, respectively. By taking Constellation’s overall position from net short to net long generation, the combined company will be more able to realize additional benefits from price movements resulting from economic recovery and demand growth, ongoing transmission constraints in PJM and any upward shifts in natural gas prices than Constellation would be able to realize as a stand-alone company with its current positions. In addition, this position will reduce the collateral posting requirements imposed on the business, which in turn will reduce the use of borrowing capacity and the cost of maintaining collateral (such as letter of credit fees).

•

Fleet Optimization. The combined company will have one of the cleanest and lowest-cost generation fleets among all other large North American energy companies. In particular, the combined company will have a merchant fleet with more than 34,000 megawatts of capacity, with approximately 55% of the combined company’s output coming from nuclear generation facilities, and combined company output of 24% and 8% coming from natural gas generation facilities and renewable/hydro facilities, respectively. The combined company also will have a leadership position in commercial solar energy development, energy efficiency and demand response services. As a result, the Constellation board of directors believes that the combined company will be well-positioned in relation to current and reasonably anticipated clean air, greenhouse gas and coal waste management requirements and legislation and will be able to maximize low-cost generation opportunities that cleaner fleets offer.

•

Complementary Assets and Areas of Expertise with Opportunities for Growth. The merger will combine companies with complementary assets and areas of expertise: Constellation’s expertise in competitive energy supply and, more specifically, in the areas of hedging, portfolio management and risk management, and Exelon’s deregulated generation capacity. The expanded geographic footprint, increased generation assets and customer base and strong balance sheet of the combined company will provide Constellation with greater capability and opportunities to expand its business. The combined company is expected to utilize the intellectual capital, technical expertise and experience of a deeper and more diverse workforce.

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Shared Strategic Vision. Constellation and Exelon share a common strategic vision for the future of the combined company as a North American focused, multi-regional regulated electric utility with significant non-utility activities that supply electricity, natural gas and other energy products and services to wholesale and retail electric and natural gas customers. The Constellation board believes that the governance arrangements for the combined company provided for in the merger agreement will increase the likelihood of effective implementation of this strategic vision. See “—Governance and Management Following Completion of the Merger” beginning on page 133 for further information on these governance arrangements.

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Expected Further Industry Consolidation. The Constellation board considered the current and prospective competitive climate in the energy industry and considered it likely that there would be further consolidation.

Premium to Current Share Prices; Tax-Free Exchange.

The Constellation board considered the historic stock prices of Constellation and Exelon and that the exchange ratio in the merger reflected a 12.5% premium over the closing price of Constellation common stock as of April 27, 2011, the last trading day prior to the execution of the merger agreement, a 20.6% premium over the 30-day average closing price of Constellation common stock as of April 27, 2011 and a 24.6% premium over the 30-day average closing price of Constellation common stock as of April 6, 2011, the last date prior to the first public reports of a possible transaction between Constellation and Exelon. The exchange ratio of shares of Exelon common stock in the merger (0.930) reflected a premium as compared to the historical ratios of the average number of Exelon shares relative to each share of Constellation common stock at then current market prices, in particular an average of 0.86 shares during the previous five years as of April 21, 2011, 0.69 shares during the previous three years as of April 21, 2011 and 0.77 shares during the previous year as of April 21, 2011. The Constellation board also took into account the fact that the merger is intended to be tax-free to the holders of Constellation common stock.

Additional Financial Considerations.

The Constellation board considered the expected financial impact of the merger on the Constellation stockholders, including that, in addition to the premiums to the recent trading prices of Constellation common stock reflected by the exchange ratio, the merger is expected to be break-even to stockholders in 2012 and to be accretive by 2013, excluding transaction costs and the effects of purchase accounting, and that the accretive nature of the transaction would result in increased earnings per share of the combined company. The merger was expected to result in an increased dividend rate for holders of Constellation common stock based on the current levels of the dividend paid on the Exelon common stock, which is expected to be maintained following the merger. In addition, the Constellation stockholders, as stockholders of the combined company, will be able to benefit from future growth of the combined company, including the improvements to the operations of the combined company made available by the merger. The Constellation board also considered the historic financial condition, operating results and businesses of Constellation and Exelon, including information with respect to their respective earnings histories.

Opinions of Financial Advisors.

The Constellation board considered the oral opinions rendered by each of Morgan Stanley and Goldman Sachs on April 27, 2011 (and subsequently confirmed in writing as of April 27, 2011, in the case of Morgan Stanley, and April 28, 2011, in the case of Goldman Sachs) that as of the date of the opinion and subject to and based upon the assumptions, considerations, qualifications and limitations discussed in each opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Constellation common stock. See “—Opinions of Financial Advisors to Constellation—Opinion of Morgan Stanley” and “—Opinion of Goldman Sachs,” beginning on page 110 and page 118, respectively.

Strategic Alternatives.

The Constellation board considered the trends and competitive developments in the industry and the range of strategic alternatives available to Constellation. These alternative strategies included continuing as a stand-alone company and, based on prior periodic discussions with other companies about potential business combinations and instances in which Constellation was involved in business combination transactions, the possibility of business combination transactions with third parties. Because Constellation has entered into three major strategic transactions in the past six years and throughout the past six years has received unsolicited expressions of interest about potential business combinations from several different companies, both in connection with these prior business combination transactions and independent of them, Constellation’s board of directors believed it was well-informed about the opportunities for strategic transactions and how potential strategic partners would likely value Constellation’s business in the context of a business combination, and took this knowledge and experience into account in considering strategic alternatives available to Constellation. See “—Background of the Merger” beginning on page 47 for more information on these prior discussions with other companies and prior transactions. At the time of its consideration of the merger, Constellation was not involved in discussions regarding any other business combination transaction. The Constellation board also considered its expectations for further consolidation in the energy industry noted above and believed it was important that, if Constellation were to be a participant in the industry consolidation, Constellation should be able to select and enter into a mutually agreeable transaction with a strategic partner that it thought offered the most significant strategic benefits. It noted that there was a risk that further industry consolidation for which Constellation was not a participant could result in future market or competitive pressure to accept a strategic transaction with a less desirable strategic partner or on less desirable terms. The Constellation board determined that the merger was more favorable to Constellation and its stockholders than other possible strategic alternatives known to Constellation at that time.

Recommendation of Management.

The Constellation board took into account management’s recommendation in favor of the merger.

Terms of the Merger Agreement.

The Constellation board reviewed and considered the terms of the merger agreement, including the fixed nature of the exchange ratio, the restrictions on each party’s operations between the signing of the merger agreement and the closing of the transaction, the representations and warranties of each party, the conditions to each party’s obligation to complete the merger, the obligations of both parties to obtain regulatory approvals to complete the merger, the rights of each party to consider and engage in negotiations regarding potentially superior proposals, the rights of each party to withhold, withdraw, qualify or modify, publicly propose to withhold, withdraw, qualify or modify or make any statement inconsistent with its recommendation to its stockholders in favor of the proposals related to the merger agreement if a superior proposal is received from a third party or in response to certain material developments or changes in circumstances, the rights of each party to terminate the merger agreement and the obligations of each party to pay a termination fee in certain circumstances following the termination of the merger agreement (including following a change of the other company’s board of directors’ recommendation to its stockholders). See “The Merger Agreement” beginning on page 146 for a detailed discussion of the terms and conditions of the merger agreement.

Likelihood of Completion of the Merger.

The Constellation board considered the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary stockholder approvals and regulatory approvals without unacceptable conditions. The Constellation board took note of the closing condition in the merger agreement that neither Constellation nor Exelon is required to complete the merger if any governmental authority were to impose terms or conditions in connection with the required statutory approvals that would reasonably be expected to have a material adverse effect on either party. In this regard, the Constellation board considered the level of significance required for a condition in a regulatory approval to constitute a “burdensome effect” that would permit either party to not close the merger. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 150 for a description of these matters. To that end, the board noted the strong commitment both companies have evidenced to the regulatory approval process, whereby they agreed to (and subsequently publicly announced) a package of proposals that will result in direct investment in the State of Maryland with a value of more than $250 million if the merger is completed and other mitigation measures to address possible concentration concerns that could be raised by the FERC or antitrust authorities. The Constellation board also considered the outcome of its preliminary discussions with government officials prior to entering into the merger agreement, in particular Governor Martin O’Malley’s statement that he was committed to a fair and thorough consideration of the merger by the Maryland Public Service Commission. The Constellation board further considered the potential length of the regulatory approval process and that the merger agreement provides that, subject to certain exceptions, it may not be terminated until April 28, 2012, which may be extended to July 27, 2012 under specified circumstances, including to allow for the receipt of regulatory approvals.

Post-Merger Corporate Governance.

The Constellation board considered the corporate governance provisions of the merger agreement, including that, upon completion of the merger, four persons who served as Constellation directors prior to the merger would be added to the Exelon board of directors and that, by the end of 2012, the Exelon board of directors would be set at 16 directors, comprised of four persons who served as Constellation directors prior to the merger and twelve persons who served as Exelon directors prior to the merger. The Constellation board also considered that Mr. Mayo A. Shattuck III will serve as executive chairman of the board of directors of the combined company, and Mr. Christopher M. Crane, the current president and chief operating officer of Exelon, will serve as the chief executive officer of the combined company. See “The Merger Agreement—Post-Merger Governance of Exelon” beginning on page 147 for further information on these governance arrangements.

Synergies.

The Constellation board noted that Constellation and Exelon management had identified opportunities to optimize the combined company’s investment and liquidity needs in a capital intensive industry, and to realize operational efficiencies with an average run-rate of annual synergies in operation and maintenance expense projected at approximately $260 million beginning in 2013 before costs to achieve, with these synergies primarily coming from corporate and commercial opportunities, including the elimination of overlaps and duplication and integration of the companies’ trading and portfolio management platforms. The Constellation board took note of the fact that the synergy numbers were estimates, that they may change and that achieving the synergies is subject to a number of uncertainties. See “Risk Factors—Risks Relating to the Merger” beginning on page 24.

Due Diligence.

The Constellation board considered the scope of the due diligence investigation of Exelon conducted by Constellation management and Constellation’s outside advisors and evaluated the results thereof.

Effects of the Merger

The Constellation board of directors also considered potential effects of the merger on parties other than the stockholders, including the following:

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Impact of the Merger on Customers, Employees and Suppliers. The Constellation board evaluated the expected impact of the merger on Constellation’s customers, employees and suppliers and the benefits that would be derived from the merger by enhancing operations and strengthening reliability. For example, in connection with the announcement of the merger, each of Constellation and Exelon announced that BGE customers will receive the following direct benefits: a $100 direct rate credit on the customer’s monthly bill will be given to each BGE residential customer as of a specified date following the effective date of the merger within 90 days after the closing of the merger, funding to be provided by Exelon for the State of Maryland’s Electric Universal Service Program, BGE’s electric and gas operations will continue to be managed from the BGE headquarters in Baltimore, Maryland and BGE jobs will not be affected by the merger for at least two years after the transaction closes. (Other operations of the combined company will be headquartered in Maryland, as noted below.) The merger will also allow the combined company to improve and strengthen the regulated businesses of both companies. These improvements will result from the strong balance sheet of the combined company and modest potential cost savings through leveraging utility expertise across a broader platform. BGE customers will benefit from the sharing of best practices with Exelon’s utilities PECO and ComEd in the areas of safety, reliability, efficiency and customer service.

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Impact of the Merger on Communities. The Constellation board evaluated the expected impact of the merger on the communities served by Constellation and the benefits that would likely result to these communities from the greater strength of the merged company as compared to Constellation on a stand-alone basis. The Constellation board also considered that the merged company would continue to have substantial operations in the State of Maryland, as Exelon’s power marketing business, or Power Team, and Constellation’s retail and wholesale business will be consolidated under the Constellation brand and be headquartered in Baltimore, Maryland, the combined company’s renewables development business will also be headquartered in Baltimore, Maryland, BGE will continue to be headquartered in Baltimore, Maryland and the combined company will be committed for at least 10 years to continue to be a significant benefactor of charities in the greater Baltimore and Maryland region. The combined company will build or substantially renovate a state-of-the-art Leadership in Energy and Environmental Design, or LEED, certified office center in Baltimore, Maryland to house the expanded commercial and renewable energy headquarters. In addition, in connection with the announcement of the merger, each of Constellation and Exelon announced that $4 million will be provided to support the objectives of the EmPower Maryland Energy Efficiency Act, $10 million will be provided to help spur development of electric vehicle infrastructure in the State of Maryland and at least $45 million will be invested to develop 25 megawatts of renewable energy in the State of Maryland, each in connection with the merger.

Potential Risks of the Merger

The Constellation board of directors also considered potential risks associated with the merger, including the following:

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Exelon Business Risks. The Constellation board considered certain risks associated with Exelon’s business and operations, including possible legislative or regulatory actions in the United States in light of the damage to, and any release of radioactive materials at, the Fukushima nuclear power plant in Japan following an earthquake and tsunami on March 11, 2011. The Constellation board noted that, while all operators of nuclear reactors may incur additional costs as a result of legislative or regulatory responses to these events, Exelon may be more significantly affected by these reactions or burdens given that it operates one of the largest nuclear reactor fleets in the country.

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Termination Fee; Alternative Proposals. The Constellation board considered the risk that, although Constellation has the right under certain limited circumstances to consider and participate in negotiations with respect to proposals for alternative transactions or to make a change of the recommendation of the Constellation board, the provisions of the merger agreement may have the effect of discouraging such proposals and making it less likely that the transactions related to such proposals would be negotiated or pursued, even if potentially more favorable to the stockholders of Constellation than the merger. In particular, the Constellation board considered the customary restrictions in the merger agreement on the ability of Constellation to solicit offers for alternative proposals, engage in discussions regarding such proposals or accept offers for alternative proposals, in each case subject to exceptions. In addition the Constellation board considered the provisions of the merger agreement that, under specified circumstances related to the presence of an alternative proposal or actions that may constitute a change of the recommendation of the Constellation board, would require Constellation to pay Exelon a fee of $200 million. (The Constellation board noted that similar provisions were applicable to Exelon, but that the fee payable by Exelon would be $800 million.) See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 151 for further information regarding these provisions of the merger agreement and termination fees.

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Regulatory Approvals. The Constellation board considered the regulatory approvals required to complete the merger and the risk that the applicable governmental authorities and other third parties may seek to impose unfavorable terms or conditions on the required approvals or may challenge or decide not to approve the merger. The Constellation board also considered the potential length of the regulatory approval process and the risk of a required government approval imposing a condition that constitutes a “burdensome effect,” which would allow either Exelon or Constellation to decide not to close the transaction. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 150 for a description of these matters. The Constellation board considered that the process of seeking to obtain the regulatory approvals could result in additional obligations or adverse effects to Constellation’s relationships with regulatory authorities or local communities that could continue after the approval process had concluded, regardless of whether or not the merger is completed.

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Failure to Close. The Constellation board considered the risks and contingencies relating to the announcement and pendency of the merger and the risks and costs to Constellation if the closing of the merger is not timely, or if the merger does not close at all, including the impact on Constellation’s relationships with employees, governmental entities and third parties. The Constellation board also considered the adverse effects that the failure to close, or these impacts on Constellation’s relationships, could have on the market price for shares of Constellation common stock, either directly or as a result of adverse impacts to Constellation business. The Constellation board was mindful of its prior experiences, and the effects of, prior announced transactions that did not close, particularly its proposed merger with FPL Group, Inc. announced in 2005 and terminated by mutual agreement in 2006.

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Fixed Exchange Ratio. The Constellation board considered that the exchange ratio of the shares of Exelon common stock that Constellation stockholders will receive pursuant to the merger will not adjust to compensate for declines in the price of Exelon common stock prior to the closing of the merger or increases in the price of Constellation common stock prior to the closing of the merger, and the terms of the merger agreement do not include termination rights triggered expressly by a decrease in value of the consideration to be received in the merger due to a decline in the market price of shares of Exelon common stock. As a result, the value of the merger consideration to be received by holders of Constellation common stock representing the value of Constellation may decline without any decline in the value of Constellation common stock prior to the closing of the merger. The Constellation board determined that this structure was appropriate and the risk acceptable in view of the Constellation board’ focus on the relative intrinsic values and financial performance of Exelon and Constellation as of the time the merger agreement was executed and the strategic benefits that holders of Constellation common stock will continue to share in following the closing of the merger, and the inclusion in the merger agreement of other structural protections such as the ability of Constellation to terminate the merger agreement in the event of a material adverse change in Exelon’s business.

•	Employee Matters. The Constellation board considered the impact that business uncertainty pending completion of the merger could have on the ability to attract, retain and motivate key personnel.

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Interests of Executive Officers and Directors. The Constellation board considered that certain executive officers and directors of Constellation may have interests with respect to the merger in addition to their interests as stockholders of Constellation. See “—Additional Interests of Constellation Executive Officers and Directors in the Merger” beginning on page 128 for further information on these interests.

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Restrictions on Interim Operations. The Constellation board considered the provisions of the merger agreement placing restrictions on Constellation’s operations during the period between the signing of the merger agreement and the completion of the merger.

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Diversion of Management. The Constellation board considered the possible diversion of management’s time and attention from Constellation’s ongoing business due to the substantial time and effort necessary to complete the merger and plan for and implement the integration of the operations of Constellation and Exelon.

•	Other Risks Considered. The Constellation board considered the types and nature of the risks described under the section entitled, “Risk Factors” beginning on page 24.

The Constellation board of directors believed that, overall, the potential benefits of the merger to Constellation and the Constellation stockholders outweighed the risks.

The preceding discussion of the information and factors considered by the Constellation board is not intended to be exhaustive but includes the material factors considered by the Constellation board. In view of the wide variety of factors considered by the Constellation board in connection with its evaluation of the merger, the Constellation board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Constellation board may have given different weight to different factors. The Constellation board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

The Constellation board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential synergies. This explanation of the Constellation board’s’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23.

Opinions of Financial Advisors to Constellation

Opinion of Morgan Stanley & Co. LLC

Constellation retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the transaction. Constellation selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Constellation. At the meeting of the Constellation board of directors on April 27, 2011, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of the Constellation common stock.

The full text of the written opinion of Morgan Stanley, dated April 27, 2011, which discusses, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex E and incorporated by reference into this section of the joint proxy statement/prospectus. The summary of the Morgan Stanley fairness opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Constellation stockholders are urged to read the opinion carefully and in its entirety. The Morgan Stanley opinion is directed to the Constellation board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement. The Morgan Stanley opinion does not address any other aspect of the merger and does not constitute a recommendation to any Constellation or Exelon shareholder as to how any such shareholder should vote with respect to the proposed merger or whether to take any other action with respect to the merger. The opinion also does not address the prices at which shares of Constellation common stock or Exelon common stock will trade following the completion of the merger or at any other time.

For the purposes of its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Constellation and Exelon, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Constellation and Exelon, respectively;

•

reviewed financial and operating information with respect to the business, operations and prospects of Constellation furnished to Morgan Stanley by Constellation, including financial projections of Constellation prepared by management of Constellation, which we refer to as the Constellation projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Constellation” beginning on page 71;

•

reviewed financial and operating information with respect to the business, operations and prospects of Exelon, furnished to Morgan Stanley by Exelon and Constellation, including (1) financial projections of Exelon prepared by the management of Exelon, which we refer to as the Exelon projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Exelon—Exelon Projections” beginning on page 70, and (2) financial projections of Exelon under alternative business assumptions prepared by the management of Constellation, which we refer to as the adjusted Exelon projections and are provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Exelon—Constellation’s Adjustments to the Exelon Projections” beginning on page 70;

•

discussed the past and current operations and financial condition and the prospects of Constellation, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Constellation;

•

discussed the past and current operations and financial condition and the prospects of Exelon, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Exelon;

•	reviewed the pro forma impact of the merger on Exelon’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for Constellation common stock and Exelon common stock;

•

compared the financial performance of Constellation and Exelon and the prices and trading activity of Constellation common stock and Exelon common stock with that of certain other publicly-traded companies comparable with Constellation and Exelon, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Constellation and Exelon and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as it deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Constellation and Exelon, and formed a substantial basis for the opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Constellation and Exelon of the future financial performance of Constellation and Exelon. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger.

Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Exelon and Constellation and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Constellation’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of Constellation common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Constellation or Exelon, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, April 27, 2011. Events occurring after April 27, 2011 may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Constellation, nor did Morgan Stanley negotiate with any of the parties, other than Exelon, which expressed interest to Morgan Stanley in the possible acquisition of Constellation or certain of its constituent businesses.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion, dated as of April 27, 2011. Although each analysis was provided to the Constellation board of directors, in connection with arriving at its opinion, Morgan Stanley considered all of its analysis as a whole and did not attribute any particular weight to any analysis described below. Some of these summaries include information in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

Historical Trading and Exchange Ratio Analysis

Morgan Stanley reviewed the ranges of closing prices of Constellation common stock and Exelon common stock for various periods ending on April 21, 2011. Morgan Stanley noted that for the 52-week period ending April 21, 2011 the ranges of closing prices per share for Constellation common stock and Exelon common stock were $27.64 to $37.79 and $34.43 to $44.49, respectively. Morgan Stanley also calculated the average trading ratio of the price of Constellation common stock to the price of Exelon common stock over the following periods:

Period Ending April 21, 2011	Average Historical Trading Ratio
April 21, 2011	0.814x
6 Months Prior	0.747x
1 Year Prior	0.774x
2 Years Prior	0.716x
3 Years Prior	0.697x

Morgan Stanley also calculated the high and low trading ratios to be 1.068x and 0.347x, respectively, over the three years ending April 21, 2011. Morgan Stanley noted that the merger exchange ratio of 0.930x resulted in an implied consideration of $37.80 per share of Constellation common stock, based on the closing price of Exelon common stock of $40.65 as of April 21, 2011.

Equity Research Analysts’ Price Targets

Morgan Stanley reviewed the most recent equity research analysts’ per-share target prices for Constellation common stock and Exelon common stock, respectively. These targets reflect each analyst’s estimate of the future public market trading price for Constellation common stock and Exelon common stock. Target prices for Constellation common stock ranged from $31.00 to $39.00, compared with the implied offer value per share of $37.80 as of April 21, 2011. Target prices for Exelon common stock ranged from $37.00 to $56.00, compared with the closing price of Exelon common stock of $40.65 as of April 21, 2011.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Constellation common stock or Exelon common stock and these estimates are subject to uncertainties, including the future financial performance of Constellation and Exelon and future financial market conditions.

Comparable Public Companies Analysis

Morgan Stanley reviewed and compared certain publicly available and internal financial information, ratios and publicly available market multiples relating to Constellation and Exelon, respectively, to corresponding financial data for publicly-traded utility companies that shared characteristics with Constellation and Exelon to derive an implied valuation range for each company.

The companies included in the comparable companies analysis were:

•	NextEra Energy Incorporated;

•	Entergy Corporation;

•	Dominion Resources Incorporated;

•	Public Service Enterprise Group Incorporated;

•	PPL Corporation; and

•	Edison International.

Morgan Stanley then reviewed both publicly available and internal financial information for each of Constellation and Exelon to compare financial information and multiples of market value of the companies included in the comparable companies analysis to the following metrics for Constellation and Exelon:

•	stock price to 2012 estimated EPS; and

•	stock price to 2013 estimated EPS.

The following table reflects the multiple of price to estimated EPS for 2012 and 2013 for the companies included in the comparable companies analysis based on a compilation of earnings estimates by selected equity research analysts:

Price to EPS
	2012E	2013E
NextEra Energy Incorporated	11.8x	11.1x
Entergy Corporation	11.1x	11.8x
Dominion Resources Incorporated	13.7x	13.0x
Public Service Enterprise Group Incorporated	12.1x	10.8x
PPL Corporation	11.3x	11.4x
Edison International	14.7x	14.4x

The following table reflects the results of this analysis, as well as the multiples for Constellation and Exelon based on the median statistics of earnings for these companies based on a compilation of the earnings estimates forecast by those equity research analysts that cover Constellation and Exelon, which is referred to as the Wall Street consensus:

Price to EPS
	2012E	2013E
Representative range derived for Constellation from comparables	11.5x – 13.5x	11.0x – 13.0x
Constellation multiples (Wall Street consensus)	13.3x	11.0x
Representative range derived for Exelon from comparables	12.0x – 14.0x	11.5x – 13.5x
Exelon multiples (Wall Street consensus)	13.7x	13.8x

Applying representative ranges of multiples that were derived from the comparable public companies analysis and based on Morgan Stanley’s judgment, Morgan Stanley calculated a range of implied equity values per share of Constellation common stock and Exelon common stock with respect to the following metrics:

•	stock price to 2012 estimated EPS; and

•	stock price to 2013 estimated EPS.

The ranges of implied per share equity values were based on Wall Street consensus estimates and the Constellation projections and the adjusted Exelon projections.

Based on this analysis, Morgan Stanley derived a range of implied equity value per share of Constellation common stock of $28.41 to $45.50 and a range of implied equity value per share of Exelon common stock of $33.93 to $44.34. Morgan Stanley noted that based on a closing price of Exelon common stock of $40.65 as of April 21, 2011, the exchange ratio of 0.930 resulted in an implied consideration of $37.80 per share of Constellation common stock.

No company utilized in the comparable public companies analysis is identical to Constellation or Exelon. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Constellation and Exelon and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Constellation and Exelon, such as the impact of competition on the businesses of Constellation or Exelon and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Constellation or Exelon or the industry or in the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using comparable company data.

Sum-of-the-Parts Discounted Cash Flow Analyses

Given the different nature of the businesses in which Constellation and Exelon participate, Morgan Stanley also analyzed each company as the sum of its constituent businesses, or as the “sum of the parts,” and performed a discounted cash flow analysis on each of its constituent businesses. A discounted cash flow analysis is designed to provide insight into the value of a company as a function of its future cash flows and terminal value. Morgan Stanley’s discounted cash flow analysis was based on:

•	the Constellation projections; and

•	the Exelon projections, as well as the adjusted Exelon projections.

Unlevered free cash flows were calculated by tax-effecting earnings before interest and taxes and adding back the aggregate of depreciation and amortization, deferred taxes, and other noncash expenses provided by management less the sum of capital expenditures and investment in noncash working capital. Unlevered free cash flows for Constellation as a whole were calculated, based on discussions with the management of Constellation, as the following for the years 2011 through 2015:

($ in millions)	2011E	2012E	2013E	2014E	2015E
Unlevered Free Cash Flow	$437	$(44)	$74	$498	$658

The free cash flows and range of terminal values were then discounted to present values using a range of discount rates which were chosen by Morgan Stanley based upon an analysis of market discount rates applicable to comparable companies in the electric utility sector.

Constellation. Morgan Stanley performed a discounted cash flow analysis on the following business units of Constellation with the noted assumptions and considerations.

•

Regulated Utility: For Constellation’s regulated utility subsidiary, BGE, a transmission and distribution business, Morgan Stanley calculated a range of terminal values at the end of the projection period for the subsidiary by applying a multiple to the subsidiary’s projected 2015 earnings and then adding back the projected net debt (defined as total debt and preferred stock less securitized debt and cash) in 2015. The price to earnings multiple range used was 12.0x to 14.0x and the weighted average cost of capital was 5.0% to 6.0%.

•

Generation: For Constellation’s unregulated generation segment, Morgan Stanley calculated a range of terminal values at the end of the projection period by applying a multiple of aggregate value (defined as equity value plus estimated non-convertible debt, minority interest, capital lease obligations and preferred stock less cash and cash equivalents) to EBITDA to the projected 2015 EBITDA for the generation segment. The aggregate value to EBITDA multiple range used was 7.0x to 8.0x and the weighted average cost of capital range was 8.0% to 9.0%.

•

NewEnergy: For Constellation’s NewEnergy line of business, Morgan Stanley calculated a range of terminal values at the end of the projection period by applying a multiple of aggregate value to EBITDA to the projected 2015 EBITDA for the New Energy line of business. The aggregate value to EBITDA multiple range used was 4.0x to 5.0x and the weighted average cost of capital range was 11.0% to 13.0%.

•	Corporate: For unallocated corporate-level expenses and other items, Morgan Stanley discounted the cash flows using a weighted average cost of capital of 6.0%.

From this analysis, Morgan Stanley calculated a range of equity values per share of Constellation common stock of $31.27 to $43.86. Morgan Stanley noted that based on a closing price of Exelon common stock of $40.65 as of April 21, 2011, the exchange ratio of 0.930x resulted in an implied consideration of $37.80 per share of Constellation common stock.

Exelon. Morgan Stanley performed a discounted cash flow analysis on the following business units of Exelon with the noted assumptions and considerations.

•

Regulated Utilities: For each of Exelon’s regulated utility subsidiaries, ComEd and PECO, each of which is a transmission and distribution business, Morgan Stanley calculated a range of terminal values at the end of the projection period for each subsidiary by applying a multiple to the projected 2015 earnings for each subsidiary and then adding back the projected net debt in 2015. The price to earnings multiple range used was 12.0x to 14.0x and the weighted average cost of capital was 5.0% to 6.0%.

•

Exelon Generation Company, LLC: For Exelon’s unregulated generation subsidiary, Exelon Generation, Morgan Stanley calculated a range of terminal values at the end of the projection period by applying an aggregate value to EBITDA multiple to Exelon’s projected 2015 EBITDA. The aggregate value to EBITDA multiple range used was 7.0x to 8.0x and the weighted average cost of capital range was 8.0% to 9.0%.

From this analysis, Morgan Stanley calculated a range of equity values per share of Exelon common stock of $35.54 to $44.01 on the basis of commodity curves as of December 15, 2010. Applying Exelon’s forecast of relevant commodity curves to Exelon’s projections yielded a range of equity values per share of Exelon common stock of $43.46 to $53.11. Morgan Stanley noted that the closing price of Exelon common stock on April 21, 2011 was $40.65.

The sum-of-the-parts discounted cash flow analyses do not imply the value at which the individual Constellation or Exelon businesses could be sold.

Analysis of Selected Precedent Transactions

Morgan Stanley also performed an analysis of selected precedent transactions, which attempted to provide an implied value for Constellation by comparing it to other companies involved in business combinations. Using publicly available information, Morgan Stanley considered the following set of announced or completed transactions:

•	Utility sector corporate acquisition transactions since December 2004, referred to in this joint proxy statement/prospectus as utility acquisitions.

Morgan Stanley compared certain financial and market statistics of the selected precedent transactions. Based on an assessment of the utility acquisitions, Morgan Stanley applied a premium to the unaffected market price (considered to be April 6, 2011) and to the share price of $40.65 as of April 21, 2011 ranging from 10% to 20%, as well as a multiple to Constellation’s estimate for 2011 earnings ranging from 12.0x – 15.0x. Based on the analysis of utility acquisitions, Morgan Stanley calculated a per-share price for Constellation common stock ranging from $31.20 to $39.72. Morgan Stanley noted that based on a closing price of Exelon common stock of $40.65 as of April 21, 2011, the exchange ratio of 0.930 resulted in an implied consideration of $37.80 per share of Constellation common stock.

No company or transaction utilized as a comparison in the analysis of selected precedent transactions is identical to Constellation or the merger in business mix, timing and size. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Constellation and other factors that would affect the value of the companies to which it is being compared. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, global business, economic, market and financial conditions and other matters, many of which are beyond the control of Constellation, such as the impact of competition on Constellation and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Constellation or the industry or the financial markets in general. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using precedent transactions data.

Pro Forma Transaction Analysis

Using the Constellation projections and the adjusted Exelon projections, Morgan Stanley reviewed the pro forma impact of the merger on Exelon’s and Constellation’s EPS projections for the years 2012 through 2014. For purposes of this analysis, the transaction was viewed as pro forma for 2012 with respect to full-year consolidated financial statements.

Using the Constellation projections and the Exelon projections as the basis of comparison, the pro forma impact on earnings per share, taking into account all projected relevant merger-related adjustments, including estimates of expected synergies, the financing costs of proposed divestitures, and the financing costs of the proposed benefit package the management of Exelon indicated that it would be willing to make to facilitate governmental and regulatory approval of the merger as reviewed and approved for Morgan Stanley’s use by Constellation, which we refer to as the proposed benefit package financing costs, was found to be accretive to earnings from 2012 through 2014 to Exelon. The pro forma impact was found to be accretive to earnings for 2012 and dilutive to earnings from 2013 through 2014 to Constellation.

Pro Forma Trading Analysis

Morgan Stanley performed an illustrative analysis of pro forma stockholder value accretion, which compared (1) Constellation’s potential future stock price based on Constellation’s standalone EPS and certain sensitivities provided by Constellation management to Morgan Stanley for each of the years 2012, 2013 and 2014 (using an illustrative price-to-earnings multiple range derived from historical trading analyses and based on Morgan Stanley’s judgment) to (2) Constellation’s per share value based on estimated pro forma EPS for each of the years 2012, 2013, and 2014 (derived from the Constellation projections and adjusted Exelon projections, and taking into account all projected relevant merger-related adjustments, including estimates of expected synergies, the financing costs of proposed divestitures and the proposed benefit package financing costs, and reflecting an illustrative price-to-earnings multiple range derived from historical trading analyses and based on Morgan Stanley’s judgment, adjusted to reflect the merger exchange ratio of 0.930), to determine the implied stockholder value accretion resulting from the merger relative to the estimated future stock price in 2012, 2013 and 2014 for Constellation on a standalone basis. Based on Morgan Stanley’s judgment of the expected price-to-earnings trading multiples for Constellation and Exelon, this analysis indicated that the value accrued by Constellation stockholders as a result of the merger is expected to be accretive relative to the value accrued by such stockholders based on the standalone Constellation projections provided to Morgan Stanley by Constellation.

In connection with the review of the transaction by Constellation’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying Morgan Stanley’s analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of Exelon common stock or Constellation common stock.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Exelon or Constellation. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the estimates. The analyses were performed solely as part of Morgan Stanley’s analysis of the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to the holders of shares of Constellation common stock and were conducted in connection with the delivery of Morgan Stanley’s opinion dated April 27, 2011 to the Constellation board of directors. The analyses do not purport to be appraisals or to reflect the prices at which Exelon common stock or Constellation common stock might actually trade. The exchange ratio under the merger agreement and other terms of the merger agreement were determined through arm’s length negotiations between Exelon and Constellation and approved by the Constellation board of directors. Morgan Stanley provided advice to Constellation during these negotiations, but did not, however, recommend any specific exchange ratio or merger consideration to Constellation, or that any specific exchange ratio or merger consideration constituted the only appropriate exchange ratio or merger consideration for the transaction. The opinion of Morgan Stanley was one of a number of factors taken into consideration by Constellation’s board of directors in making its decision to approve the merger agreement and the transactions contemplated by the merger agreement. Consequently, Morgan Stanley’s analyses described above should not be viewed as determinative of the opinion of Constellation’s board of directors with respect to the value of Exelon or Constellation, or the exchange ratio, or of whether the Constellation board of directors would have been willing to agree to a different exchange ratio or merger consideration. See the section entitled “—Recommendation of the Board of Directors of Constellation; Constellation’s Reasons for the Merger” beginning on page 102. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley, as part of its investment banking businesses, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Constellation selected Morgan Stanley as its financial advisor based upon the firm’s qualifications, experience and expertise and because it is an internationally recognized investment banking firm with substantial experience in transactions similar to the merger. In the ordinary course of its trading and brokerage activities, Morgan Stanley and its affiliates may at any time hold long or short positions, trade or otherwise effect transactions, for their own accounts or for the accounts of customers, in the equity or debt securities or senior loans of Exelon or Constellation or any currency or commodity related to Exelon or Constellation.

Pursuant to the terms of its engagement, Constellation has agreed to pay Morgan Stanley a fee of $11,000,000, which became payable upon announcement of the execution of the merger agreement, an additional fee of $11,000,000 that is payable upon shareholder approval, and an additional fee of $11,000,000 that is payable upon consummation of the proposed merger. Constellation has also agreed to reimburse Morgan Stanley for its fees and expenses incurred in performing its services. In addition, Constellation has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

Morgan Stanley has performed various investment banking and financial services for Exelon and Constellation in the past two years, and expects to perform such services in the future, and has received, and expects to receive, fees for such services. Such services during such two year period have included acting as lead advisor to Constellation in the restructuring of its strategic partnership with EdF announced in October 2010; sole advisor to Constellation in its ring-fencing of Baltimore Gas and Electric in February 2010; lead advisor to Constellation in the sale of a 49.99% interest in Constellation Energy Nuclear Group to EdF; dealer-manager in a tender offer for Constellation notes due 2012 in February 2010; joint bookrunner for offerings of investment grade securities by ComEd, Exelon Generation, and PECO in January 2011, September 2009, and March 2009, respectively; and dealer-manager in a tender offer for Exelon Corporation and Exelon Generation notes due 2011 in September 2009. Affiliates of Morgan Stanley have acted as lenders in connection with credit facilities for Constellation in October 2010; Exelon Generation, Exelon, and PECO in March 2011; and ComEd in March 2010.

Opinion of Goldman, Sachs & Co.

Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, that, as of April 28, 2011 and based upon and subject to the limitations and assumptions set forth therein, the exchange ratio of 0.930 of a share of Exelon common stock to be paid for each share of Constellation common stock pursuant to the merger agreement was fair from a financial point of view to the holders of Constellation common stock.

The full text of the written opinion of Goldman Sachs, dated April 28, 2011, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex F and incorporated by reference into this joint proxy statement/prospectus. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the board of directors of Constellation in connection with its consideration of the proposed merger and such opinion does not constitute a recommendation as to how any holder of shares of Constellation common stock should vote with respect to such proposed merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Constellation and Exelon for the five years ended December 31, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Constellation and Exelon;

•	certain other communications from Constellation and Exelon to their respective stockholders;

•	certain publicly available research analyst reports for Constellation and Exelon;

•

certain internal financial analyses and forecasts for Constellation prepared by Constellation’s management and approved for Goldman Sachs’ use by Constellation, including the Constellation projections provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Constellation” beginning on page 71;

•

certain financial analyses and forecasts for Exelon prepared by the managements of Exelon and Constellation, including (1) the Exelon projections prepared by the management of Exelon and provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Exelon—Exelon Projections” beginning on page 70, and (2) the adjusted Exelon projections prepared by the management of Constellation and approved for Goldman Sachs’ use by Constellation and provided in this joint proxy statement/prospectus under the heading “—Unaudited Financial Forecasts—Unaudited Financial Forecasts of Exelon—Constellation’s Adjustments to the Exelon Projections” beginning on page 70; and

•	certain cost savings and operating synergies projected by Exelon to result from the merger, as reviewed and approved for Goldman Sachs’ use by Constellation, referred to as the expected synergies.

Goldman Sachs also held discussions with members of the senior management of Constellation regarding their assessment of the past and current business operations, financial condition and future prospects of Constellation and Exelon, and the strategic rationale for, and the potential benefits of, the proposed merger. In addition, Goldman Sachs reviewed the reported price and trading activity for shares of Constellation common stock and shares of Exelon common stock; compared certain financial and stock market information for Constellation and Exelon with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the power and utility industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, and Goldman Sachs does not assume any responsibility for any such information. Goldman Sachs assumed, with Constellation’s consent, that the Constellation projections, the adjusted Exelon projections and the expected synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Constellation. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Constellation or Exelon or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed merger will be obtained without any adverse effect on Constellation or Exelon or on the expected benefits of the proposed merger in any way meaningful to its analysis. Goldman Sachs also assumed that the proposed merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs’ opinion does not address the underlying business decision of Constellation to engage in the proposed merger, or the relative merits of the proposed merger as compared to any strategic alternatives that may be available to Constellation, nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not authorized to, and did not, solicit any expressions of interest from any other parties with respect to an acquisition of, or other business combination with, Constellation or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders of shares of Constellation common stock, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or proposed merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the proposed merger, including, without limitation, the fairness of the proposed merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Constellation, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Constellation, or class of such persons, in connection with the proposed merger, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs has not expressed any opinion as to the prices at which shares of Exelon common stock will trade at any time or as to the impact of the proposed merger on the solvency or viability of Constellation or Exelon or the ability of Constellation or Exelon to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Constellation in connection with rendering the opinion described above. The following summary does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and, alone, are not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 26, 2011 and is not necessarily indicative of current market conditions.

For purposes of performing certain of its financial analyses, Goldman Sachs noted that the exchange ratio of 0.930 of a share of Exelon common stock to be paid for each share of Constellation common stock pursuant to the merger agreement implied a price per share for Constellation common stock of $38.29 based on the closing price of Exelon on April 26, 2011, which is referred to below as the implied offer price or IOP.

Historical Trading Analysis

Goldman Sachs calculated the premium implied by the exchange ratio based on the implied offer price and (1) the closing price per share of Constellation common stock on April 26, 2011 and on April 6, 2011, the last trading day prior to rumors surfacing of the proposed merger; (2) the volume-weighted average price, or VWAP, per share of Constellation common stock during the 30, 60 and 90 trading day periods ended on April 26, 2011; and (3) the high closing price per share of Constellation common stock for the 52-week period ended on April 26, 2011. This analysis showed the following implied premiums:

Date or Period	Price	Implied Premium
April 26, 2011	$32.93	16.3%
April 6, 2011	$31.66	20.9%
30 trading day VWAP	$31.87	20.1%
60 trading day VWAP	$31.70	20.8%
90 trading day VWAP	$31.52	21.5%
52-Week High	$37.56	1.9%

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for Constellation and Exelon to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the power and utility industry:

•	Entergy Corporation;

•	FirstEnergy Corp.;

•	NextEra Energy Resources;

•	PPL Corporation; and

•	Public Service Enterprise Group Incorporated.

Although none of the selected companies is directly comparable to Constellation or Exelon, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Constellation and Exelon.

With respect to Constellation, Exelon and the selected companies, Goldman Sachs calculated:

•

The enterprise value, or EV, which is defined as the market value of common equity plus the book value of debt, plus preferred stock, plus minority interest, less cash, as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2012, which is referred to below as 2012E EV/EBITDA;

•	The EV as a multiple of estimated EBITDA for calendar year 2013, which is referred to below as 2013E EV/EBITDA;

•	The price per share as a multiple of estimated earnings per share, referred to as EPS, for calendar year 2012, which is referred to below as 2012E P/E; and

•	The price per share as a multiple of estimated EPS for calendar year 2013, which is referred to below as 2013E P/E.

The multiples and ratios for Constellation were calculated using the closing price of Constellation’s common stock on April 26, 2011 and the implied offer price, and were based on the most recent publicly available information, Institutional Brokers Estimate System, or IBES, estimates for calendar years 2012 and 2013 and the Constellation projections. The multiples and ratios for Exelon were calculated using the closing price of Exelon’s common stock on April 26, 2011, and were based on the most recent publicly available information, IBES estimates for calendar years 2012 and 2013 and the adjusted Exelon projections. The multiples and ratios for each of the selected companies were calculated using the closing price of each company’s common stock on April 26, 2011, and were based on the most recent publicly available information and IBES estimates for calendar years 2012 and 2013. The results of this analysis are set forth below:

	2012E EV/EBITDA	2013E EV/EBITDA	2012E P/E	2013E P/E
Constellation (4/26/11 – Constellation projections)	6.1x	5.2x	12.7x	9.4x
Constellation (4/26/11 – IBES)	6.4x	6.6x	13.1x	11.0x
Constellation (IOP – Constellation projections)	6.8x	5.7x	14.7x	10.9x
Exelon (adjusted Exelon projections)	7.7x	7.5x	13.8x	13.4x
Exelon (IBES)	7.6x	7.5x	13.9x	14.4x
Selected Companies Range	6.6x — 8.2x	5.9x — 8.1x	11.2x — 13.0x	10.9x — 14.4x
Selected Companies:
Entergy Corporation	7.0x	6.9x	11.2x	12.0x
FirstEnergy Corp	7.9x	8.0x	13.0x	14.4x
NextEra Energy Resources	8.2x	7.2x	11.9x	11.2x
PPL Corporation	7.9x	8.1x	11.4x	11.5x
PSEG Corporation	6.6x	5.9x	12.2x	10.9x

Illustrative Discounted Cash Flow Sum-of-the-Parts Analysis of Constellation

Goldman Sachs performed an illustrative discounted cash flow, or DCF, sum-of-the-parts analysis, based on hypothetical separate valuations of Constellation (excluding the NewEnergy line of business) and the NewEnergy line of business to determine a range of implied per share equity values for Constellation. Goldman Sachs conducted a DCF analysis based on projected unlevered free cash flows for Constellation (excluding the NewEnergy line of business) for the years ending on December 31, 2011 through December 31, 2015 using the Constellation projections (excluding the NewEnergy line of business) and excluding the revenues associated with servicing interest and amortization related to the RSB BondCo LLC rate stabilization bonds. The cash flows were discounted to present value using discount rates ranging from 7.0% to 9.0%, reflecting estimates of the weighted average cost of capital, or WACC, of Constellation (excluding the NewEnergy line of business). Goldman Sachs then calculated Constellation’s (excluding the NewEnergy line of business’s) terminal EV on December 31, 2015 by applying terminal multiples ranging from 6.5x to 8.5x to Constellation’s (excluding the NewEnergy line of business’s) estimated 2015 EBITDA and discounted this terminal EV to present value using discount rates ranging from 7.0% to 9.0%. Goldman Sachs then calculated the range of implied values of Constellation (excluding the NewEnergy line of business) by adding the present value of the five years of projected unlevered free cash flows ending on December 31, 2015 to the present value of Constellation’s (excluding the NewEnergy line of business) terminal EV, and subtracting from the sum Constellation’s net debt as of December 31, 2010, as adjusted for certain acquisitions following December 31, 2010 and excluding the RSB BondCo LLC rate stabilization bonds. With respect to the NewEnergy line of business, Goldman Sachs performed a similar DCF analysis using the projected unlevered free cash flows for the NewEnergy line of business for the years ending on December 31, 2011 through December 31, 2015 using the Constellation projections for the NewEnergy line of business, a discount rate of 13.0% (representing the midpoint of the estimated 11.0% to 15.0% WACC of the NewEnergy line of business) and a terminal multiple of estimated 2015 EBITDA of 4.0x (representing the midpoint of the terminal value multiple estimated range of 3.0x to 5.0x). Goldman Sachs then calculated the implied per share equity value of Constellation common stock by adding the present value of Constellation (excluding the NewEnergy line of business) and the present value of Constellation attributable to the NewEnergy line of business, and then dividing the sum by the fully diluted number of shares of Constellation common stock. This analysis resulted in a range of illustrative implied per share equity values for Constellation of $29.42 to $42.55.

Illustrative Sum-of-the-Parts Analysis of Constellation

Goldman Sachs performed an illustrative sum-of-the-parts analysis to determine a range of implied equity values per share of common stock of Constellation, which was based on hypothetical separate valuations of Constellation (excluding the NewEnergy line of business) and the NewEnergy line of business. To determine indicative ranges of implied equity values of Constellation attributable to the NewEnergy line of business, Goldman Sachs performed the same DCF analysis described above under “Illustrative Discounted Cash Flow Sum-of-the-Parts Analysis of Constellation” for the NewEnergy line of business. To determine indicative ranges of implied equity values of Constellation (excluding the NewEnergy line of business), Goldman Sachs applied the selected company ranges listed above in “Selected Companies Analysis” to the Constellation projections (excluding the NewEnergy line of business) and, with respect to the EV/EBITDA multiples only, subtracted from this amount Constellation’s net debt as of December 31, 2010, as adjusted for certain acquisitions following December 31, 2010. Goldman Sachs then calculated the implied per share equity value of Constellation common stock by adding the implied equity value of Constellation (excluding the NewEnergy line of business) and the implied equity value of Constellation attributable to the NewEnergy line of business, and then dividing the sum by the fully diluted number of shares of Constellation common stock. The sum-of-the-parts analysis indicated the following ranges of indicative implied equity values per share of Constellation common stock:

	Multiple Range (Selected Companies)	Implied Equity Values of Constellation Common Stock*

2012E EV/EBITDA	6.6x — 8.2x	$28.97 — $43.55
2013E EV/EBITDA	5.9x — 8.1x	$27.58 — $46.83
2012E P/E	11.2x — 13.0x	$22.99 — $30.09
2013E P/E	10.9x — 14.4x	$25.89 — $36.07

*	Includes a range of $9.54 — $14.47 related to the NewEnergy line of business.

Illustrative Present Value of Future Share Price Analysis of Constellation

Goldman Sachs performed an illustrative analysis of the present value of the hypothetical future prices per share of Constellation common stock. To arrive at the hypothetical future price per share on December 31, 2013 and December 31, 2014, respectively, Goldman Sachs first calculated the future hypothetical EV of Constellation, based on multiples of projected EBITDA for Constellation (excluding the NewEnergy line of business) for 2013 and 2014, respectively, ranging from 6.5x to 8.5x and a multiple of projected EBITDA for the NewEnergy line of business for 2013 and 2014, respectively, of 4.0x, in each case, using the Constellation projections. Goldman Sachs then calculated the present value of the hypothetical future values per share of Constellation common stock by subtracting Constellation’s net debt, as of year-end 2013 and 2014, respectively, from its future hypothetical EV, dividing this amount by the fully diluted number of shares of Constellation common stock outstanding at the end of 2013 and 2014, respectively, and giving effect to the interim dividends received to determine the hypothetical future prices per share, and then discounting the hypothetical future prices per share to January 1, 2011 using an illustrative discount rate ranging from 9.5% to 11.5%, reflecting an estimate of Constellation’s cost of equity. The analysis resulted in ranges of illustrative implied present values per share of Constellation of $26.73 to $37.28 for 2013 and $27.72 to $38.51 for 2014.

Illustrative Discounted Cash Flow Analysis of Exelon

Goldman Sachs performed an illustrative DCF analysis to determine a range of implied per share equity values for Exelon based on projected unlevered free cash flows for Exelon for the years ending on December 31, 2011 through December 31, 2015 using the adjusted Exelon projections. Goldman Sachs calculated the present value of the projected unlevered free cash flows for Exelon for the years ending on December 31, 2011 through December 31, 2015 using a range of discount rates from 6.5% to 8.5%, reflecting estimates of the WACC of Exelon. Goldman Sachs then calculated Exelon’s terminal EV on December 31, 2015 by applying terminal multiples ranging from 6.75x to 8.75x to Exelon’s estimated 2015 EBITDA. The results of the terminal EV calculation were then discounted to present value using the foregoing discount rates. Goldman Sachs then calculated the range of implied values of Exelon by adding the present value of the five years of projected unlevered free cash flows ending on December 31, 2015 to the present value of Exelon’s terminal EV, and subtracting from the sum Exelon’s net debt as of December 31, 2010, as adjusted for certain debt issuances following December 31, 2010. To determine the implied per share equity value of Exelon common stock, Goldman Sachs divided the resulting amount by the fully diluted number of shares of Exelon common stock. This analysis resulted in a range of illustrative implied per share equity values for Exelon common stock of approximately $27.41 to $43.21.

Public Trading Multiple Analysis of Exelon

To determine indicative ranges of implied equity values of Exelon, Goldman Sachs applied the selected company ranges listed above in “Selected Companies Analysis” to the adjusted Exelon projections and subtracted from this amount Exelon’s net debt as of December 31, 2010, as adjusted for certain debt issuances following December 31, 2010. Goldman Sachs then calculated the implied per share equity value of Exelon common stock by dividing the implied equity value of Exelon by the fully diluted number of shares of Exelon common stock. This analysis indicated the following indicative ranges of implied equity values of Exelon common stock:

	Multiple Range (Peer Companies)	Implied Equity Values of Exelon Common Stock
2012E EV/EBITDA	6.6x — 8.2x	$32.84 — $45.14
2013E EV/EBITDA	5.9x — 8.1x	$28.88 — $46.32
2012E P/E	11.2x — 13.0x	$33.44 — $38.82
2013E P/E	10.9x — 14.4x	$33.64 — $44.45

Illustrative Present Value of Future Share Price Analysis of Exelon

Goldman Sachs also performed an illustrative analysis of the present value of the hypothetical future prices per share of common stock of Exelon using the same methodology described above under “Illustrative Present Value of Future Share Price Analysis of Constellation.” For this analysis, Goldman Sachs used multiples of projected EBITDA for Exelon for 2013 and 2014, respectively, ranging from 6.75x to 8.75x using the adjusted

Exelon projections and an illustrative discount rate ranging from 8.5% to 10.5%, reflecting an estimate of Exelon’s cost of equity. The analysis resulted in ranges of illustrative implied present values per share of common stock of Exelon of $30.26 to $44.11 for 2013 and $30.20 to $43.78 for 2014.

Contribution Analysis

Goldman Sachs examined the implied contribution of each of Constellation and Exelon to the combined company’s projected pro forma EBITDA and net income for the years 2011 through 2013 using the adjusted Exelon projections and the Constellation projections. This analysis indicated that the implied contribution of Constellation to the combined company ranged from approximately 16% to approximately 28%. As part of this analysis, Goldman Sachs also derived an implied range of exchange ratios from approximately 0.644 to approximately 1.358.

Illustrative Pro Forma Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of the pro forma combined company, giving effect to the expected synergies and the proposed benefits package the management of Exelon indicated it would be willing to make to facilitate governmental and regulatory approval of the merger without including the effect of proposed divestitures, as reviewed and approved for Goldman Sachs’ use by Constellation, which we refer to as the proposed benefits package. In performing this analysis, Goldman Sachs used the adjusted Exelon projections, the Constellation projections, the expected synergies and the proposed benefits package. For purposes of this analysis, Goldman Sachs discounted to present value (1) estimates of unlevered free cash flows for the years ending on December 31, 2011 through December 31, 2015 for the pro forma combined company and (2) the terminal EV of the pro forma combined company as of December 31, 2015 derived by multiplying the pro forma combined company’s estimated 2015 EBITDA by multiples ranging from 6.75x to 8.75x. The estimated unlevered free cash flows and terminal EV were discounted to present value using discount rates ranging from 6.5% to 8.5%, reflecting an estimate of the WACC of the pro forma combined company. Goldman Sachs then calculated the range of implied values of the pro forma combined company by adding the present value of the five years of projected unlevered free cash flows ending on December 31, 2015 to the present value of the pro forma combined company’s terminal EV, and subtracting from the resulting sum the pro forma combined company’s net debt as of December 31, 2010, as adjusted for certain acquisitions and debt issuances following December 31, 2010 and excluding the RSB BondCo LLC rate stabilization bonds. To determine the implied per share equity value of the pro forma combined company’s common stock, Goldman Sachs divided the resulting amount by the fully diluted number of shares of common stock of the pro forma combined company. The analysis resulted in (1) a range of implied values per share of the combined company of $29.96 to $46.33 and (2) a range of implied values per share of common stock of Constellation of $27.86 to $43.08 based on the exchange ratio.

Illustrative Pro Forma Present Value of Future Value Analysis

Goldman Sachs performed an illustrative analysis of the present value of the hypothetical future prices of shares of common stock of the pro forma combined company, including expected synergies, the proposed benefits package and dividends. In performing this analysis, Goldman Sachs used the adjusted Exelon projections, the Constellation projections, the expected synergies and the proposed benefits package. To arrive at the future price per share on December 31, 2013 and December 31, 2014, respectively, Goldman Sachs first calculated the future hypothetical EV of the pro forma combined company based on multiples of projected EBITDA for the pro forma combined company for 2013 and 2014, respectively, of 6.75x to 8.75x for the combined company (excluding the NewEnergy line of business) and 4.0x for the NewEnergy line of business. Goldman Sachs then calculated the present value of the hypothetical future values per share of common stock of the pro forma combined company by subtracting the pro forma combined company’s net debt, as of year-end 2013 and 2014, respectively, from its future hypothetical EV, dividing the resulting amount by the fully diluted number of shares of common stock of the pro forma combined company outstanding at the end of 2013 and 2014, respectively, and giving effect to interim dividends received assuming the pro forma combined company pays a dividend per share equal to the forecasted dividends per share from the standalone adjusted Exelon projections, to determine the hypothetical future prices per share, and then discounting the hypothetical future prices per share to January 1, 2011 using discount rates ranging from 8.5% to 10.5%, reflecting an estimate of the pro forma combined company’s cost of equity. The analysis resulted in an illustrative range per share of common stock of the pro forma combined company from $31.22 to $44.92 in 2013 and $31.75 to $45.41 in 2014 and, based on the exchange ratio, a corresponding range per share of common stock of Constellation from $29.04 to $41.77 for 2013 and $29.53 to $42.24 for 2014.

Illustrative Pro Forma Value Uplift Analysis

Goldman Sachs calculated the illustrative uplift in the value per share of Constellation common stock resulting from the pro forma combined company by applying each of the following illustrative pro forma 2013 P/E multiples for the pro forma combined company to the projected 2013 EPS of the combined company using the adjusted Exelon projections, the Constellation projections and the expected synergies:

•	13.4x, reflecting Exelon’s closing share price on April 26, 2011 as a multiple of Exelon’s projected EPS for 2013 using the adjusted Exelon projections;

•	14.4x, reflecting Exelon’s closing share price on April 26, 2011 as a multiple of Exelon’s projected EPS for 2013 using IBES estimates; and

•

13.8x, reflecting the blended multiple (based on the market capitalizations of Constellation and Exelon as of April 26, 2011) of Exelon’s closing share price on April 26, 2011 as a multiple of Exelon’s projected EPS for 2013 using IBES estimates and Constellation’s closing share price on April 26, 2011 as a multiple of Constellation’s projected EPS for 2013 using IBES estimates.

The following table sets forth the results of this analysis:

Illustrative 2013E P/E Multiple	Illustrative Value Uplift Per Share of Constellation Common Stock
13.4x	34.0%
14.4x	44.3%
13.8x	37.5%

The illustrative value uplift per share of Constellation common stock shown above is relative to Constellation’s closing share price of $31.66 as of April 6, 2011, the last trading day prior to rumors surfacing of the proposed merger.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Constellation or Exelon or the contemplated merger.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the board of directors of Constellation as to the fairness from a financial point of view to the holders of Constellation common stock of the exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Constellation, Exelon, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between Constellation and Exelon and was approved by the board of directors of Constellation. Goldman Sachs provided advice to Constellation during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Constellation or its board of directors or indicate that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As described above, Goldman Sachs’ opinion to the board of directors of Constellation was one of many factors taken into consideration by the board of directors of Constellation in making its determination to engage in the merger and approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex F and incorporated by reference to this section of the joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Constellation, Exelon and any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to Constellation in connection with, and has participated in certain of the negotiations leading to, the proposed merger. Goldman Sachs has provided certain investment banking services to Constellation and its affiliates from time to time. Goldman Sachs also has provided certain investment banking services to Exelon and its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as joint book-running manager with respect to a public offering of Exelon Generation’s 6.25% Senior Notes due 2039 ($900 million aggregate principal amount) in September 2009; as co-manager with respect to a public offering of Exelon Generation’s 5.20% Senior Notes due 2019 ($600 million aggregate principal amount) in September 2009; and as joint book-running manager with respect to a public offering of Exelon Generation’s 4.00% Senior Notes due 2020 ($550 million aggregate principal amount) and 5.75% Senior Notes due 2041 ($350 million aggregate principal amount) in September 2010. Goldman Sachs may also in the future provide investment banking services to Constellation, Exelon and their respective affiliates for which its Investment Banking Division may receive compensation.

The board of Constellation selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger. Pursuant to a letter agreement dated April 27, 2011, Constellation engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. Pursuant to the terms of that engagement letter, Constellation has agreed to pay Goldman Sachs a fee of $3,333,333, which became payable at transaction announcement, an additional fee of $3,333,333 which is payable upon shareholder approval, and an additional fee of $3,333,333 which is payable upon consummation of the proposed merger, and Constellation has agreed to reimburse Goldman Sachs’ expenses arising, and to indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Additional Interests of Exelon Executive Officers and Directors in the Merger

In considering the recommendation of the Exelon board of directors that Exelon shareholders vote to approve the share issuance proposal and the Exelon adjournment proposal, you should be aware that some of Exelon’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, those of Exelon shareholders generally. The board of directors of Exelon was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement, and in recommending the approval of the share issuance proposal and the Exelon adjournment proposal.

Immediately following completion of the merger, 13 members of the current Exelon board of directors are expected to continue to be directors of Exelon, allowing for the retirement of one Exelon director at the end of 2011 and the retirement of Mr. Rowe upon completion of the merger. Two other current Exelon directors are expected to retire from the Exelon board at the end of 2012. The merger agreement provides for a 16-member board of directors by the end of 2012, 12 members of which will be designated from Exelon’s board of directors. It is also expected that certain members of Exelon’s management will continue to be executive officers of Exelon following completion of the merger.

While Exelon’s directors and executive officers will not receive any special compensation in connection with the merger, the merger agreement does provide that following completion of the merger, Christopher M. Crane, the current president and chief operating officer of Exelon, will serve as a member of the Exelon board and will serve as the president and chief executive officer of Exelon. However, Mr. Crane has not entered into an employment contract with respect to his potential service as president and chief executive officer. The arrangements for Mr. Crane’s employment and any changes to Mr. Crane’s current compensation and benefit arrangements in connection with such service will be established by the Exelon board of directors at or near the effective time of the merger and are expected to be consistent with Exelon’s recent practices and pay-for-performance philosophies regarding executive compensation.

In addition, on September 9, 2011, Exelon announced that certain other executive officers of Exelon will serve as executive officers of the combined company following completion of the merger: Denis P. O’Brien, the current executive vice president of Exelon and president and chief executive officer of PECO, will become senior executive vice president of Exelon and chief executive officer of Exelon Utilities; William A. Von Hoene, Jr., the current executive vice president, Finance & Legal, of Exelon, will become senior executive vice president and chief strategy officer for the combined company; Ruth Ann M. Gillis will remain executive vice president of Exelon, president of the Exelon Business Services Company and will serve as chief administrative and diversity officer for the combined company; Matthew F. Hilzinger, the current senior vice president and chief financial officer of Exelon, will become executive vice president and chief integration officer for the combined company; Kenneth W. Cornew, the current senior vice president of Exelon and president of Exelon Power Team, will become executive vice president and chief commercial officer of Exelon and president and chief executive officer of the competitive retail and commodities businesses and Charles R. “Chip” Pardee, the current chief operating officer of Exelon Generation, will retain that title. None of the aforementioned executive officers have entered into an employment contract with respect to his or her service following completion of the merger. The arrangements for such executives’ employment and any changes to such executives’ current compensation and benefit arrangements in connection with such service will be established at or near the effective time of the merger and are expected to be consistent with Exelon’s recent practices and pay-for-performance philosophies regarding executive compensation.

Exelon’s executive compensation programs are designed to motivate and reward senior management to achieve Exelon’s vision of being the best group of electric generation and electric and gas delivery companies in the United States, providing superior value for Exelon’s customers, employees, investors and the communities Exelon serves. Exelon’s compensation programs are designed to reward superior performance that meets or exceeds financial and operational goals set by the compensation committee of the Exelon board of directors. When excellent performance is achieved, pay will increase. Failure to achieve the target goals established by the compensation committee will result in lower pay. Exelon’s executive compensation programs are described in further detail in its Proxy Statement on Schedule 14A, filed with the SEC on March 24, 2011, and incorporated herein by reference.

We include additional information with respect to the board of directors and the management of Exelon following the completion of the merger under “The Merger Agreement—Post-Merger Governance of Exelon,” beginning on page  147.

Additional Interests of Constellation Executive Officers and Directors in the Merger

In considering the recommendations of the Constellation board of directors with respect to the merger, Constellation’s stockholders should be aware of the benefits available to the executive officers and directors of Constellation in connection with the merger. These individuals have certain interests in the merger that may be different from, or in addition to, the interests of Constellation’s stockholders generally. The Constellation board of directors was aware of these interests and considered them, among other matters, in making its recommendations.

Treatment of Constellation Long-Term Incentive Plan Awards

Stock Options, Restricted Stock Awards and Restricted Stock Unit Awards. Under the various Constellation equity compensation plans, Constellation has made periodic grants of stock options, restricted stock awards and restricted stock unit awards to its executive officers and non-employee directors. None of the executive officers of Constellation holds outstanding restricted shares of Constellation common stock, and none of the executive officers of Constellation holds outstanding Constellation restricted stock unit awards that will be subject to accelerated vesting or enhanced benefits upon completion of the merger (assuming completion of the merger on April 28, 2012, which is the initial termination date contemplated by the merger agreement if completion of the merger does not occur prior to such date). None of the non-employee directors of Constellation holds outstanding options to purchase shares of Constellation common stock or outstanding Constellation restricted stock unit awards, and none of the non-employee directors of Constellation holds outstanding restricted shares of Constellation common stock that will be subject to accelerated vesting or enhanced benefits upon completion of the merger (assuming completion of the merger on April 28, 2012).

Pursuant to the terms of the merger agreement, each stock option to purchase shares of Constellation common stock will become fully vested upon the completion of the merger and will be converted into an equivalent right to purchase shares of Exelon common stock. The number of shares of Exelon common stock subject to such converted option will equal the number of shares of Constellation common stock subject to the stock option immediately prior to the completion of the merger multiplied by the exchange ratio (rounded down to the nearest whole share). The exercise price per share for each converted Exelon stock option will equal the exercise price per share of the stock option immediately prior to the completion of the merger divided by the exchange ratio (rounded up to the nearest whole cent). The terms and conditions of any converted equity award will be the same as the terms and conditions of the original award, including with respect to duration and the effect of termination of service. For a further discussion of the terms of the merger agreement with respect to the treatment of outstanding Constellation equity awards in connection with the completion of the merger, please see the section captioned “The Merger Agreement—Stock Options and Other Equity Rights” beginning on page 149 of this joint proxy statement/prospectus. The “in-the-money” value of unvested options held by each of Constellation’s executive officers that will become fully vested and exercisable upon completion of the merger (assuming completion of the merger on April 28, 2012) is included in the table set forth below under the subsection captioned “Summary of Potential Payments to Constellation’s Executive Officers” beginning on page 130 of this joint proxy statement/prospectus.

Performance Units. Constellation has periodically issued cash-based performance units to its executive officers that entitle each executive to up to $2.00 per unit if specified performance targets are achieved. None of the non-employee directors of Constellation holds outstanding cash-based performance units. Pursuant to the terms of the merger agreement, each outstanding cash-based performance unit will become vested on a pro rata basis upon completion of the merger (determined based on the number of months from the start of the applicable performance period to the completion of the merger). To the extent that such cash-based performance units become so vested, the executive will be entitled to a cash payment within 30 days following the completion of the merger in an amount equal to $2.00 multiplied by the total number of performance units that have become vested as of the completion of the merger. Each outstanding cash-based performance unit that does not become so vested upon completion of the merger will remain outstanding in accordance with the terms and conditions of the applicable award documents. Assuming completion of the merger on April 28, 2012, the performance periods for units awarded in 2010 and 2011 will not have been completed, and a portion of such awards will be subject to the accelerated vesting and payment described above. The value of unvested cash-based performance units held by each of Constellation’s executive officers that will become vested on an accelerated basis as described above upon completion of the merger (assuming completion of the merger on April 28, 2012) is included in the table set forth below under the subsection captioned “Summary of Potential Payments to Constellation’s Executive Officers” beginning on page 130 of this joint proxy statement/prospectus. As of September 30, 2011, the most recent practicable date prior to the mailing of this joint proxy statement/prospectus, the units awarded in 2010 and 2011 were projected to earn, without regard to the merger, approximately $0.81 per unit and $2.00 per unit, respectively, based on the then current performance of Constellation in relation to the applicable performance goals for each award (although such current performance is no guarantee of the actual performance level that will be achieved for the full performance period).

Treatment of Annual Incentive Award in Year of Employment Termination

Pursuant to the Constellation Executive Annual Incentive Plan, Constellation’s executive officers are eligible for annual incentive awards based on the achievement of specified performance goals. The plan provides that if an executive officer’s service is terminated in contemplation of or within two years following a “change in control” (as defined in the plan), the executive will be entitled to receive an award for the performance year during which the separation from service occurs, calculated assuming that the executive has achieved the maximum performance possible. The award will be pro-rated for the portion of the year worked. Payment of the award will be made in a lump sum in cash within 60 days after the executive’s separation from service. The completion of the merger will constitute a change in control under the Executive Annual Incentive Plan. The value of the pro rata amounts that would become payable to each of Constellation’s executive officers under the Executive Annual Incentive Plan, assuming base salaries and incentive targets remain unchanged from their current levels, completion of the merger on April 28, 2012, and a contemporaneous qualifying termination of employment of the executive officers, is included in the table set forth below under the subsection captioned “Summary of Potential Payments to Constellation’s Executive Officers” beginning on page 130 of this joint proxy statement/prospectus.

Severance Plan

Under the terms of the Constellation Severance Plan, executive officers whose service with Constellation is terminated due to job elimination, whether or not in connection with a change in control transaction, will be eligible to receive certain severance payments and benefits. Under the plan, an executive officer will also be eligible to receive severance benefits if the executive’s employment is terminated due to being required to move more than 50 miles from such executive’s current office location. The plan generally provides for a cash severance benefit equal to two weeks of eligible pay per year of service with a minimum of 26 weeks and a maximum of 52 weeks. Eligible pay includes the executive officer’s then current weekly base salary plus the executive officer’s average short-term incentive award bonus (calculated as the average of the executive’s two most recent short-term incentive award amounts paid), expressed as a weekly amount. The cash severance benefit is payable in biweekly installments over the period equal to the number of weeks of pay to be provided under the plan to the executive. The plan also provides for continuation of medical and dental benefits during the severance period at active employee rates as well as outplacement and educational assistance. The right to receive the severance benefits under the plan is conditioned on the executive’s execution of a release of claims in favor of Constellation. The value of the cash severance and other benefits that may become payable under the Constellation Severance Plan to each of the executive officers of Constellation upon completion of the merger, assuming base salaries and short-term incentive awards remain unchanged from their current levels, completion of the merger on April 28, 2012, and a contemporaneous qualifying termination of employment of the executive officers, is included in the table set forth below under the subsection captioned “Summary of Potential Payments to Constellation’s Executive Officers.”

Summary of Potential Payments to Constellation’s Executive Officers

The following table indicates the estimated dollar amounts payable to Constellation’s executive officers under the foregoing severance plan and the other compensation arrangements described above upon the completion of the merger, assuming completion of the merger on April 28, 2012, and a contemporaneous qualifying termination of employment of the executive officers. Certain of the amounts payable may vary depending on the actual date of the merger and any qualifying termination of employment.

Name	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($) (3)	Perquisites/ Benefits ($) (4)	Tax Reimbursements ($)	Total ($)
Mayo A. Shattuck III	$3,125,000	$9,302,188	$0	$22,547	$0	$12,449,735
Chairman, President and Chief Executive Officer, Constellation Energy

Jonathan W. Thayer	$1,191,250	$2,047,453	$56,266	$22,547	$0	$3,317,516
Senior Vice President and Chief Financial Officer, Constellation Energy

Henry B. Barron	$1,315,000	$2,108,334	$84,375	$20,780	$0	$3,528,489
Executive Vice President, Constellation Energy, and President and Chief Executive Officer, Constellation Energy Nuclear Group

Kathleen W. Hyle	$1,281,250	$1,842,422	$87,286	$22,547	$0	$3,233,505
Senior Vice President, Constellation Energy, and Chief Operating Officer, Constellation Energy Resources

Michael J. Wallace (5)	$0	$1,385,795	$0	$0	$0	$1,385,795
Vice Chairman, Executive Vice President and Chief Operating Officer, Constellation Energy

All other executive officers as a group (7 individuals) (6)	$6,050,625	$5,698,252	$327,002	$156,717	$0	$12,232,596

(1)	These amounts represent “double trigger” benefits, and include the estimated value of cash severance payments under the Severance Plan, payable over the applicable severance period following a qualifying termination of employment at any time following completion of the merger, as well as the estimated pro rata, lump sum annual incentive payment under the Executive Annual Incentive Plan, payable upon a qualifying termination of employment within two years following completion of the merger, in each case, assuming base salaries, incentive targets and short-term incentive awards remain unchanged from their current levels. The estimated amount of each benefit for each named executive officer and the other executive officers as a group is as follows:

•

Mr. Shattuck: (a) $1,825,000 for the estimated cash severance payable under the Severance Plan; and (b) $1,300,000 for the estimated pro rata annual incentive payment under the Executive Annual Incentive Plan.

•

Mr. Thayer: (a) $741,250 for the estimated cash severance payable under the Severance Plan; and (b) $450,000 for the estimated pro rata annual incentive payment under the Executive Annual Incentive Plan.

•

Mr. Barron: (a) $740,000 for the estimated cash severance payable under the Severance Plan; and (b) $575,000 for the estimated pro rata annual incentive payment under the Executive Annual Incentive Plan.

•

Ms. Hyle: (a) $831,250 for the estimated cash severance payable under the Severance Plan; and (b) $450,000 for the estimated pro rata annual incentive payment under the Executive Annual Incentive Plan.

•

Mr. Wallace: Mr. Wallace retired from Constellation effective April 1, 2011, and will not be entitled to receive any cash severance benefits or any pro rata annual incentive payment in connection with the completion of the merger.

•

All Other Executive Officers as a Group (7 individuals): (a) $3,665,625 for the estimated cash severance payable under the Severance Plan; and (b) $2,385,000 for the estimated pro rata annual incentive payment under the Executive Annual Incentive Plan.

(2)	Represents the value of the accelerated vesting of stock options and cash-based performance units as follows:

•

Mr. Shattuck: (a) $2,168,855 for the full accelerated vesting of unvested, “in-the-money” stock options; and (b) $7,133,333 for the pro rata vesting and lump sum payment of unvested cash-based performance units.

•

Mr. Thayer: (a) $569,675 for the full accelerated vesting of unvested, “in-the-money” stock options; and (b) $1,477,778 for the pro rata vesting and lump sum payment of unvested cash-based performance units.

•	Mr. Barron: $2,108,334 for the pro rata vesting and lump sum payment of unvested cash-based performance units.

•

Ms. Hyle: (a) $509,088 for the full accelerated vesting of unvested, “in-the-money” stock options; and (b) $1,333,334 for the pro rata vesting and lump sum payment of unvested cash-based performance units.

•

Mr. Wallace: (a) $719,129 for the full accelerated vesting of unvested, “in-the-money” stock options; and (b) $666,666 for the pro rata vesting and lump sum payment of unvested cash-based performance units.

•

All Other Executive Officers as a Group (7 individuals): (a) $1,572,696 for the full accelerated vesting of unvested, “in-the-money” stock options; and (b) $4,125,556 for the pro rata vesting and lump sum payment of unvested cash-based performance units.

As described in the narratives preceding the table, such accelerated vesting is a “single trigger” benefit and will occur solely as a result of the completion of the merger, without regard to whether there is a corresponding termination of employment. Consistent with the requirements of Instruction 1 to Item 402(t)(2) of Regulation S-K, the aggregate values of the accelerated stock options are based on a Constellation common stock price of $36.21 per share, which was the average closing market price of Constellation’s common stock on the New York Stock Exchange over the first five business days following the first public announcement of the merger (which occurred on April 28, 2011).

(3)

Represents the increased value of the nonqualified pension benefit for additional age and service credit during the severance period under Constellation’s Benefits Restoration Plan for all executive officers, except Messrs. Shattuck and Wallace. Such service credit is a “double trigger” benefit and will be provided if the executive officer experiences a qualifying termination of employment under the Severance Plan at any time following completion of the merger. Under the Senior Executive Supplemental Plan, in which

Mr. Shattuck participates, the value of the benefit upon retirement is greater than the value of the benefit on completion of the merger, and therefore, there is no enhanced nonqualified benefit for Mr. Shattuck. Mr. Wallace terminated employment on April 1, 2011 and is not eligible for any pension benefits as a result of the completion of the merger.

(4)	These amounts include the value of the in-kind benefits provided under the Severance Plan over the applicable severance period, including continued medical and dental benefits, and outplacement and education assistance, all of which are “double trigger” benefits and would be provided upon a qualifying termination of employment at any time following completion of the merger.

(5)	Mr. Wallace retired from Constellation effective April 1, 2011, but is included in the table consistent with the requirements of Instruction 1 to Item 402(t)(2) of Regulation S-K.

(6)	Not subject to non-binding, advisory vote on named executive officer compensation.

Pre-Closing Actions

Constellation has the right to take the actions described below prior to completion of the merger. None of the following actions has been taken as of October 7, 2011, the most recent practicable date prior to the mailing of this joint proxy statement/prospectus, that would impact the accuracy or completeness of the information described in the table set forth above. However, certain actions described below may be taken prior to the completion of the merger that could impact executive officers and directors of Constellation.

•

Constellation generally may issue shares of common stock or stock units consistent with past practice (1) to the members of Constellation’s board of directors in accordance with its annual director compensation program, and (2) in lieu of short-term cash incentive payments.

•

Constellation may grant cash retention awards to employees of Constellation from an unfunded employee retention pool authorized under the merger agreement. Any such retention awards will be allocated by management of Constellation, but management is required to consult with Exelon prior to providing any retention award to any executive officer. Any retention awards will pay out no more than 25% of the award upon the completion of the merger, and the remainder will pay out one year thereafter (or within 30 days after an involuntary termination, if earlier).

•

Constellation may award long-term incentive compensation for performance years after 2011 having a value consistent with prior awards on an aggregate basis. The type of such awards will be determined by Constellation and such awards will be subject to such terms as determined by Constellation, which may include provisions for “double trigger” accelerated vesting or target payouts upon certain qualifying terminations of employment. Long-term incentive awards for performance years after 2011 will only be granted if the completion of the merger occurs following Constellation’s normal annual compensation administration process in 2012 (which, based on past practice, normally occurs in the first quarter of the calendar year).

•

No more than an aggregate of 5,000,000 shares of common stock of Constellation may be issued in connection with compensation-related plans or arrangements prior to the completion of the merger as described above, and no awards granted in accordance with the foregoing may be subject to “single trigger” accelerated payout or vesting solely based upon the completion of the merger.

Continuing Post-Closing Service of Certain Constellation Directors and Executive Officers

The merger agreement provides that, following completion of the merger, the combined entity’s board of directors will include four directors designated by Constellation, including Mayo A. Shattuck, III, the current chairman, president and chief executive officer of Constellation. The Constellation board of directors has not yet designated the other three directors to serve on the combined entity’s board of directors. Mr. Shattuck will serve as the executive chairman of the combined entity’s board of directors upon the completion of the merger, subject to his ability and willingness to serve. Mr. Shattuck’s compensation for such service will be established by the Exelon board of directors at or near the completion of the merger and is expected to be consistent with Exelon’s recent practices and pay-for-performance philosophies regarding executive compensation. In addition, on September 9, 2011, Exelon announced that Jonathan W. “Jack” Thayer, the current chief financial officer for Constellation, will become executive vice president and chief financial officer of the combined company. The arrangements for Mr. Thayer’s employment and any changes to his current compensation and benefit arrangements will be established at or near the effective time of the merger and are expected to be consistent with Exelon’s recent practices and pay-for-performance philosophies regarding executive compensation. For a further discussion of the roles of certain of Constellation’s directors and executive officers following completion of the merger, please see the section below captioned “The Merger — Governance and Management Following Completion of the Merger.”

Governance and Management Following Completion of the Merger

Upon completion of the merger, Exelon will add to its current 15-member board of directors Mr. Shattuck and three independent directors of Constellation designated by the board of directors of Constellation. By the end of 2012, the board of directors will consist of 16 members, including 12 members designated from the board of directors of Exelon prior to the merger and four from the Constellation board of directors added to the board of directors of Exelon at the closing of the merger. Exelon’s designees will consist of 11 directors who meet the standards for independence set forth in the NYSE Listing Standards and Mr. Crane, and Constellation’s designees will consist of three directors who meet the standards for independence set forth in the NYSE Listing Standards and Mr. Shattuck. One Exelon director is expected to retire at the end of 2011, and Mr. Rowe is expected to retire upon completion of the merger. Two other current Exelon directors are expected to retire from the Exelon board at the end of 2012. Each of the three independent board members designated by Constellation will be named to one or more of the following committees of the board of directors of Exelon: compensation committee, corporate governance committee, audit committee and risk oversight committee. In addition, one of the three independent board members designated by Constellation will be named as the chair of one of such committees.

Following completion of the merger, Mr. Crane will serve as the president and chief executive officer of Exelon and Mr. Shattuck will serve as the executive chairman of the board of directors of Exelon. Mr. Rowe, the current chief executive officer of Exelon, will retire upon completion of the merger. Neither of Messrs. Crane nor Shattuck have entered into an employment contract with respect to their respective expected service as president and chief executive officer of Exelon, in the case of Mr. Crane, and executive chairman of the board of directors of Exelon, in the case of Mr. Shattuck. For a further description of the roles and responsibilities of the chief executive officer and the executive chairman, please see “The Merger Agreement—Post-Merger Governance of Exelon,” beginning on page 147.

On September 9, 2011, Exelon announced that the following senior executives will be reporting directly to Mr. Crane following completion of the merger:

•

Denis P. O’Brien, the current executive vice president of Exelon and president and chief executive officer of PECO, will become senior executive vice president of Exelon and chief executive officer of Exelon Utilities, with responsibility for sharing best practices and providing oversight to the combined company’s utility businesses. Reporting to Mr. O’Brien will be the three utility senior executives: Craig Adams, the current senior vice president and chief operating officer of PECO, who will become chief executive officer of that business; Ken DeFontes, chief executive officer of BGE; and Anne Pramaggiore, the current president and chief operating officer of ComEd, who will become chief executive officer of that business.

•

William A. Von Hoene, Jr., the current executive vice president, Finance & Legal, of Exelon will become senior executive vice president and chief strategy officer for the combined company, with responsibility for corporate development, corporate strategy, legal, regulatory, government affairs, investments and communications.

•

Ruth Ann M. Gillis will remain executive vice president of Exelon, president of the Exelon Business Services Company and chief administrative and diversity officer for the combined company. Ms. Gillis will continue to lead the combined company’s commercial operations, human resources, information technology and supply practice areas.

•

Matthew F. Hilzinger, the current senior vice president and chief financial officer of Exelon, will become executive vice president and chief integration officer for the combined company. Mr. Hilzinger will be the lead executive for all integration activities following the closing of the merger.

•

Jonathan W. “Jack” Thayer, the current chief financial officer for Constellation, will become executive vice president and chief financial officer of the combined company, with responsibility for Exelon’s accounting, risk, financial planning & analysis, tax, treasury, investor relations and audit functions.

•

Kenneth W. Cornew, the current senior vice president of Exelon and president of Exelon Power Team, will become executive vice president and chief commercial officer of Exelon and president and chief executive officer of the competitive retail and commodities businesses.

•	Charles R. “Chip” Pardee, the current chief operating officer of Exelon Generation, will retain that title, leading the operations of the Exelon Nuclear and Exelon Power business units.

Indemnification and Insurance

The merger agreement provides that, following completion of the merger, Exelon shall cause the surviving corporation to honor all rights to exculpation, indemnification and advancement of expenses existing at the signing of the merger agreement for all present and former officers, directors and employees of Constellation as provided in Constellation’s organizational documents or contracts with respect to acts or omissions occurring prior to the completion of the merger. The merger agreement also provides that, following the completion of the merger, Exelon will maintain the directors’ and officers’ liability insurance and fiduciary liability insurance policies maintained by Constellation as of the time of the merger agreement for six years following the completion of the merger, subject to certain limitations on the amount of premiums payable under such policies. In lieu of such insurance, Constellation may purchase “tail” insurance coverage that provides coverage not materially less favorable than that maintained by Constellation as of the time of the merger agreement, subject to certain limitations on the cost of such “tail” policy.

Stock Exchange Listing

Exelon agreed in the merger agreement to use its reasonable efforts to cause the shares of Exelon common stock issuable to holders of Constellation common stock in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the completion of the merger.

Material United States Federal Income Tax Consequences of the Merger

The following is a discussion of the material United States federal income tax consequences of the merger to Constellation stockholders who exchange their Constellation common shares for Exelon common shares pursuant to the merger and are for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•

a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust.

The discussion which follows is based on the Code, Treasury regulations issued under the Code, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change at any time, possibly with retroactive effect. The discussion applies only to shareholders who hold Constellation common shares as capital assets within the meaning of Section 1221 of the Code. This discussion is not binding on the Internal Revenue Service, referred to as the IRS, and there can be no assurance that the IRS or a court will agree with the conclusions stated herein. In addition, this discussion does not address any state, local, non-United States or non-income tax consequences of the merger.

The discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. This discussion is not a complete description of all of the federal income tax consequences of the merger, and, in particular, may not address United States federal income tax considerations applicable to Constellation stockholders subject to special treatment under United States federal income tax law, including, without limitation:

•	financial institutions or insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	pass-through entities, such as partnerships, or investors in such entities;

•	dealers or brokers in securities or foreign currencies;

•	stockholders who hold individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	U.S. expatriates;

•	stockholders who are subject to alternative minimum tax;

•	stockholders who are not citizens or residents of the United States;

•	stockholders who actually or constructively own 5% or more of the outstanding shares of Constellation;

•	stockholders who hold Constellation common shares as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction; or

•	stockholders who acquired their shares of Constellation pursuant to the exercise of employee options or otherwise as compensation.

If a partnership, or other entity or arrangement treated as a partnership for United States federal income tax purposes, is a Constellation stockholder, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. A partner in a partnership that is a Constellation stockholder is strongly urged to consult with its own tax advisor regarding the tax consequences of the merger to it.

In addition, tax consequences arising under state, local and non-United States laws, or under United States federal laws other than United States federal income tax laws, are not addressed in this joint proxy statement/prospectus.

Constellation stockholders are strongly urged to consult with their own tax advisors regarding the tax consequences of the merger to them, including the effects of United States federal, state, local and non-United States tax laws.

It is a condition to the obligation of Constellation to complete the merger that Constellation receive a written opinion from Kirkland & Ellis LLP, counsel to Constellation, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Exelon to complete the merger that Exelon receive a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Exelon, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Exelon nor Constellation currently intends to waive the opinion condition to its obligation to complete the merger. The opinions described above will rely on certain assumptions, as well as representations and covenants made by Exelon, Merger Sub and Constellation. These may include assumptions regarding the absence of changes in existing facts and law, the completion of the merger in the manner contemplated by the merger agreement, and the accuracy and completeness of representations contained in representation letters of officers of Exelon, Merger Sub and Constellation. If any of those assumptions, representations or covenants is inaccurate, counsel may be unable to render the required opinion and the merger may not be completed or the tax consequences of the merger could differ from those discussed below. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS regarding any United States federal income tax consequences of the merger.

As a result of the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, for United States federal income tax purposes, in general:

•

a Constellation stockholder will not recognize gain or loss as a result of such stockholder’s Constellation common shares being exchanged in the merger for shares of Exelon common stock, except as described below with respect to the receipt of cash in lieu of a fractional share of Exelon common stock;

•

a Constellation stockholder’s aggregate tax basis in shares of Exelon common stock received in the merger, including any fractional share deemed received and exchanged as described below, will equal the aggregate tax basis of the shareholder’s Constellation common shares surrendered in the merger;

•

a Constellation stockholder’s holding period for shares of Exelon common stock received in the merger will include the shareholder’s holding period for the shares of Constellation surrendered in the merger;

•

a Constellation stockholder who receives cash in lieu of a fractional share of Exelon common stock in the merger will be treated as having received a fractional share in the merger and then as having sold such fractional share for cash. As a result, such a Constellation stockholder generally will recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and the stockholder’s tax basis allocable to such fractional share. Any such capital gain or loss will be long-term capital gain or loss if the holding period of the Constellation common shares exchanged for the fractional share of Exelon common stock is more than one year at the time of the merger; and

•	neither Constellation nor Exelon will recognize gain or loss as a result of the merger.

Constellation stockholders who hold their Constellation common shares with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Exelon common stock received in the merger.

Information Reporting and Backup Withholding

Constellation stockholders may be subject to information reporting and backup withholding on any cash payments they receive in the merger. Constellation stockholders generally will not be subject to backup withholding, however, if they:

•

timely furnish a correct taxpayer identification number, certify that they are not subject to backup withholding on an IRS Form W-9 or other form described in the election form/letter of transmittal that they will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that they are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not additional taxes and will generally be allowed as a refund or credit against a Constellation stockholder’s United States federal income tax liability, provided such shareholder timely furnishes certain required information to the IRS.

The discussion of material United States federal income tax consequences set forth above is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are contingent upon, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any state, local or non-United States tax consequences of the merger and does not address the tax consequences of any transaction other than the merger.

Legal Proceedings

In the weeks following the announcement of the merger on April 28, 2011, twelve purported Constellation stockholders brought putative class actions relating to the merger in the Circuit Court for Baltimore City, Maryland, which we refer to as the state court.

The captions for the actions were as follows:

•	Engel v. Constellation Energy Group, Inc., Case No. 24-C-11-003015

•	Heinmuller v. Constellation Energy Group, Inc., Case No. 24-C-11-003016

•	Estate of Loveman v. Constellation Energy Group, Inc., Case No. 24-C-11-003058

•	Smith v. Constellation Energy Group, Inc., Case No. 24-C-11-003106

•	Tolchin v. Shattuck, Case No. 24-C-11-003108

•	Montini v. Constellation Energy Group, Inc., Case No. 24-C-11-003109

•	Pill v. Constellation Energy Group, Inc., Case No. 24-C-11-003156

•	Argentino v. Constellation Energy Group, Inc., Case No. 24-C-11-003211

•	Gordon v. Constellation Energy Group, Inc., Case No. 24-C-11-003212

•	Bushansky v. Constellation Energy Group, Inc., Case No. 24-C-11-003235

•	Basile v. Constellation Energy Group, Inc., Case No. 24-C-11-003431

•	Louisiana Municipal Police Employees Retirement System v. Constellation Energy Group, Inc., Case No. 24-C-11-003491

On May 18, 2011, the state court entered an order consolidating the actions under the caption In re Constellation Energy Group, Inc. Shareholder Litigation, Case No. 24-C-11-003015. On May 23, 2011, one of the plaintiffs, Deborah Tolchin, voluntarily dismissed her complaint without prejudice. On June 1, 2011, the state court entered an order appointing co-lead interim counsel and liason counsel for the plaintiffs.

The plaintiffs in the consolidated action filed a superseding consolidated shareholder class action and derivative complaint, which we refer to as the consolidated complaint, on July 14, 2011. In the consolidated complaint, the plaintiffs assert that Constellation’s directors breached their fiduciary duties to Constellation’s stockholders in connection with the merger, and that Constellation and Exelon aided and abetted the alleged breaches. The plaintiffs also assert on behalf of Constellation a derivative claim that Constellation’s directors breached their fiduciary duties to Constellation in connection with the merger. The plaintiffs seek various forms of relief, including, among other things, an injunction prohibiting the merger, damages, fees, expenses and other costs.

On August 4, 2011, another purported Constellation stockholder, Ronald Walker, filed a complaint in a separate putative class action in the United States District Court for the District of Maryland, which we refer to as the federal court. The caption of the action is Walker v. Constellation Energy Group, Inc., Case No. 1:11-cv-02165-WDQ. Mr. Walker asserts claims on behalf of a putative class that Constellation’s directors breached their fiduciary duties to Constellation’s stockholders in connection with the merger and that Constellation’s directors, Constellation, Exelon and Merger Sub aided and abetted the alleged breaches. In addition, Mr. Walker asserts an individual claim against Constellation’s directors alleging a violation of Section 14(a) of the Securities Exchange Act of 1934 based on alleged material misrepresentations and omissions in the preliminary joint proxy statement/prospectus filed on June 27, 2011. Mr. Walker seeks various forms of relief, including, among other things, a declaratory judgment, an injunction prohibiting the merger, damages, fees, expenses and other costs.

On August 30, 2011, purported Constellation stockholder W.C. Smith filed a complaint in a separate putative class action in the federal court. The caption of the action is Smith v. Constellation Energy Group, Inc., Case No. 1:11-cv-02437-WDQ. Mr. Smith asserts that Constellation’s directors, Constellation, Exelon and Merger Sub violated Section 14(a) of the Securities Exchange Act of 1934 based on alleged material misrepresentations and omissions in the preliminary joint proxy statement/prospectus filed on June 27, 2011 and that Constellation’s directors are liable for Constellation’s alleged violations as control persons under Section 20(a) of the Securities Exchange Act of 1934. Mr. Smith also asserts that Constellation’s directors breached their fiduciary duties to Constellation stockholders in connection with the merger and that Constellation and Exelon aided and abetted the alleged breaches. Mr. Smith seeks various forms of relief, including, among other things, a declaratory judgment, an injunction prohibiting the merger, fees, expenses and other costs.

On September 27, 2011, the parties to the consolidated action in the state court and Mr. Walker’s and Mr. Smith’s actions in the federal court entered into a memorandum of understanding setting forth an agreement in principle regarding a settlement of the actions. Under the agreement, Constellation and Exelon agreed to include in this joint proxy statement/prospectus certain disclosures relating to the merger. The agreement provides that the actions will be dismissed with prejudice and that the members of a putative class of Constellation stockholders will release the defendants from all claims that were or could have been raised in the actions, including all claims relating to the merger. The agreement also provides that the plaintiffs’ counsel may apply to the state court for an award of attorneys’ fees and expenses. The settlement is subject to customary conditions, including, among other things, the execution of definitive settlement papers and approval of the settlement by the state court.

Constellation, Constellation’s directors, Exelon and Merger Sub believe that the actions are without merit and that they have valid defenses to all claims asserted therein. They entered into the memorandum of understanding solely to eliminate the burden, expense and uncertainties inherent in further litigation. If the state court does not approve the settlement or any of the other conditions to consummation of the settlement are not satisfied, Constellation, Constellation’s directors, Exelon and Merger Sub will continue to defend their positions in these matters vigorously.

Accounting Treatment

Exelon prepares its financial statements in accordance with accounting principles generally accepted in the United States. The merger will be accounted for by applying the acquisition method, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. The accounting guidance for business combinations, referred to as ASC 805, provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the relative voting rights of the shareholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on current Exelon board members representing a majority of the board of directors of the combined company, as well as the terms of the merger, with Constellation stockholders receiving a premium (as of the date preceding the merger announcement) over the fair market value of their shares on such date, Exelon is considered to be the acquirer of Constellation for accounting purposes. This means that Exelon will allocate the purchase price to the fair value of Constellation’s assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill.

Appraisal Rights

Under the Maryland General Corporation Law, holders of Constellation common stock will not have any appraisal or dissenters’ rights as a result of the merger.

Principal Corporate Offices

Exelon will maintain its current headquarters in Chicago, Illinois following the completion of the merger.

In addition to the corporate headquarters, Illinois will continue to be home to ComEd and Exelon Business Services Company (both in Chicago), as well as the Midwest regional headquarters for Exelon Nuclear (in Warrenville). Pennsylvania will continue to be home to headquarters for PECO (in Philadelphia) and Exelon Power (in Kennett Square). Exelon Nuclear’s headquarters will also be located at Kennett Square. Exelon’s and Constellation’s commercial retail and wholesale businesses will be consolidated under the Constellation brand and headquartered in Baltimore. The combined company’s renewables development headquarters will also be located in Baltimore. BGE will retain its Baltimore headquarters.

Effect on Awards Outstanding Under Constellation Stock Plans

We provide additional information on the effect of the merger on awards outstanding under the Constellation stock plans under the heading “The Merger Agreement—Stock Options and Other Equity Rights” beginning on page 149.

Resale of Exelon Common Stock

Shares of Exelon common stock received in the merger by any Constellation stockholder who becomes an “affiliate” of Exelon upon or after completion of the merger (such as Constellation directors or executive officers who become directors or executive officers of Exelon after the merger) may be subject to restrictions on transfer arising under the Securities Act following completion of the merger. This joint proxy statement/prospectus does not cover resales of shares of Exelon common stock received by any person upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

REGULATORY MATTERS

To complete the merger, Exelon and Constellation must obtain approvals or consents from, or make filings with, a number of United States federal and state public utility, antitrust and other regulatory authorities. We describe the material United States federal and state approvals, consents and filings below. Exelon and Constellation are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the merger other than those we describe below. If additional approvals, consents and filings are required to complete the merger, Exelon and Constellation intend to seek such consents and approvals and make such filings.

Exelon and Constellation will seek to complete the merger in the first quarter of 2012. Although Exelon and Constellation believe that they will receive the required consents and approvals described below to complete the merger, we cannot give any assurance as to the timing of these consents and approvals or as to Exelon’s and Constellation’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary) or that we will obtain such consents or approvals on terms and subject to conditions satisfactory to Exelon and Constellation.

Hart-Scott-Rodino Antitrust Improvements Act

The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act, which we refer to as the HSR Act, and the related rules and regulations, which provide that certain acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the Department of Justice, which we refer to as the Antitrust Division, and the Federal Trade Commission, which we refer to as the FTC, and until certain waiting periods have been terminated or have expired. Pursuant to HSR Act requirements, Exelon and Constellation made their required initial filings to the Antitrust Division and FTC on May 31, 2011. Exelon and Constellation each received from the Antitrust Division a Request for Additional Information and Documentary Material, which we refer to as the Second Request, on June 30, 2011, and each company certified substantial compliance with their respective Second Requests on September 15, 2011. Exelon and Constellation continue to cooperate with the Antitrust Division in its ongoing review of the merger. Neither Exelon nor Constellation believes that the merger will violate federal antitrust laws, and neither expects the Antitrust Division review of the transaction to materially delay the expected consummation of the merger. However, we cannot guarantee that the Antitrust Division will not take a different position.

Federal Power Act

Exelon and Constellation each have public utility subsidiaries subject to the jurisdiction of the Federal Energy Regulatory Commission, which we refer to as the FERC, under the Federal Power Act, which we refer to as the FPA. Section 203 of the FPA provides that no holding company in a holding company system that includes a transmitting utility or an electric utility shall purchase, acquire, merge or consolidate with a transmitting utility, an electric utility company or a holding company in a holding company system that includes a transmitting utility or electric utility company without prior FERC authorization. Further, Section 203 requires prior authorization from the FERC for certain transactions resulting in the direct or indirect change of control over a FERC jurisdictional public utility. Consequently, the FERC’s approval of the merger under Section 203 of the FPA is required.

The FERC must authorize the merger if it finds that the merger is consistent with the public interest. The FERC has stated that, in analyzing a merger or transaction under Section 203 of the FPA, it will evaluate the impact of the merger on:

•	competition in electric power markets;

•	the applicants’ wholesale rates; and

•	state and federal regulation of the applicants.

In addition, in accordance with Section 203 of the FPA, the FERC also must find that the merger will not result in the cross-subsidization by utilities of their non-utility affiliates or the improper encumbrance or pledge of utility assets. If such cross-subsidization or encumbrances were to occur as a result of the merger, the FERC then must find that such cross-subsidization or encumbrances are consistent with the public interest.

The FERC will review these factors to determine whether the merger is consistent with the public interest. If the FERC finds that the merger would adversely affect competition in wholesale electric power markets, rates for transmission or the wholesale sale of electric energy, or regulation, or that the merger would result in cross-subsidies or improper encumbrances that are not consistent with the public interest, it may, pursuant to the FPA, impose upon the proposed merger remedial conditions intended to mitigate such effects or it may decline to authorize the merger. The FERC is required to rule on a completed merger application not later than 180 days from the date on which the completed application is filed. The FERC may, however, for good cause, issue an order extending the time for consideration of the merger application by an additional 180 days. If the FERC does not issue an order within the statutory deadline, then the transaction is deemed to be approved. We expect that the FERC will approve the merger within the initial 180-day review period. However, there is no guarantee that the FERC will not extend the time period for its review or not impose conditions on its approval that are unacceptable to Exelon or Constellation.

Exelon, Constellation and their respective public utility subsidiaries filed their application under Section 203 on May 20, 2011. In that application, Exelon and Constellation proposed certain generation divestitures and other market power mitigation in order to address the potential competitive effects of the merger. In particular, Exelon and Constellation proposed to divest three generation stations owned by Constellation that are located in PJM, which is the only market where there is a material overlap of generation owned by Exelon and Constellation. These stations include baseload coal-fired generation units plus associated gas/oil units located at the same sites, which total 2,648 MW of generation capacity. In addition, Exelon and Constellation proposed to enter into contracts to sell 500 MW of firm baseload energy with terms of one year or longer through the end of 2014, at which time Constellation’s contractual share of the output of units owned by Constellation Energy Nuclear Group LLC drops from 85% to 50.01%. Exelon and Constellation also proposed to offer generation assets under price caps in the EMAAC capacity submarket to address a temporary market power issue in that submarket.

In their application, Exelon and Constellation submitted a detailed competition analysis demonstrating that this mitigation leaves the merger well within FERC’s analytic screens used for evaluating merger-related market power, both for the PJM market as a whole and for any relevant submarkets within PJM. Their analysis also showed that the merger did not raise any competitive concerns in any other relevant market.

On or about July 19, 2011, certain parties filed comments to and protests of Exelon’s and Constellation’s application at FERC, requesting that a hearing be conducted and asserting that additional divestiture be required. On August 3, 2011, Exelon and Constellation filed an answer at FERC responding to the comments and protests. On July 22, 2011, Monitoring Analytics, LLC, which we refer to as the PJM Market Monitor, submitted a report to FERC analyzing the potential competitive effects of the merger in the PJM energy markets. On September 16, 2011, the PJM Market Monitor filed a revised report that made changes to the analysis included in its July 22 report. In the view of Exelon and Constellation, none of the filings made at FERC should result in FERC’s ruling on the merger application being delayed past the initial

180-day review period or in any conditions being imposed that are unacceptable to Exelon or Constellation. However, there is no guarantee that FERC will not extend the time for its review or impose conditions that are unacceptable to Exelon or Constellation.

Atomic Energy Act

Under the Atomic Energy Act of 1954, as amended, and the regulations of the Nuclear Regulatory Commission, or the NRC, an NRC power plant licensee must seek and obtain prior NRC consent for the indirect transfer of its NRC licenses resulting from the transfer of control over the licensee in a merger. Subsidiaries of Constellation Energy Nuclear Group, LLC, or CENG, a joint venture between Constellation and EDF Inc. (an indirect wholly owned subsidiary of EDF Group of France) that is 50.01% owned by Constellation, hold licenses issued by the NRC with respect to the ownership and operational interests in the Calvert Cliffs Nuclear Power Plant, Units 1 and 2, the Calvert Cliffs Independent Spent Fuel Storage Installation, the Nine Mile Point Nuclear Station, Units 1 and 2, the R.E. Ginna Nuclear Power Plant and the Ginna Independent Spent Fuel Storage Installation. As a result of the merger, Constellation will become a wholly-owned subsidiary of Exelon. The resulting indirect transfer of control of the licenses to Exelon requires prior NRC approval. An application to obtain such approval was filed with the NRC on May 12, 2011. The NRC published notices of the license transfer application in the Federal Register on July 7 and July 8, 2011. No requests for hearing, petitions to intervene, or written comments were submitted by the deadline specified in the NRC’s notice. By letter dated July 14, 2011, the NRC issued a request for additional information on the license transfer application. Exelon Generation and CENG submitted responses to the NRC’s request on August 3, 2011 and August 12, 2011, respectively. On September 26, 2011, CENG and Exelon met with the NRC staff to discuss the responses to the NRC’s request for additional information. Based on that discussion, it appears that the NRC staff may have additional questions, but the staff indicated that it should be able to complete its review of the license transfer application in time to support issuance of an NRC decision on the application by early January 2012.

In reviewing a license transfer application, the NRC assesses, among other things, the transferee’s technical and financial qualifications to own and operate the nuclear facilities, whether there is assurance that adequate decommissioning funds will be available to safely decommission the facilities at the end of their useful lives and whether the transfer is otherwise consistent with the applicable provisions of laws, regulations and orders of the NRC. In the NRC license transfer application, the parties noted, among other things, that the merger will not affect the qualifications of the CENG subsidiaries to own and operate their NRC-licensed nuclear power plants in accordance with their existing licenses. The parties also noted that the merger will not result in any change in the role of the CENG licensees as the operators of the nuclear power plants and will not result in any adverse changes to their financial qualifications, decommissioning funding assurance, or technical qualifications. The merger should not cause any material changes with respect to nuclear management and the operation of the facilities in question, or to the existing financial arrangements for ensuring that adequate decommissioning funds will be available at the end of the useful lives of Exelon’s and CENG’s nuclear facilities.

Typically, NRC approvals of license transfers take approximately six to nine months to complete. The timing of NRC approval may be extended in the event intervenors raise issues as part of the license transfer proceeding. Given the lack of interventions, comments or requests for hearing and that we expect no material changes with respect to nuclear management and operation or the funding for the facilities or their decommissioning, Constellation and Exelon have no reason to believe that the NRC will not approve the license transfers. However, we cannot assure that the NRC will approve license transfers or that it will act within a six- to nine-month timeframe.

Exelon Generation also submitted a threshold determination request to the NRC on May 18, 2011, requesting that the NRC make a determination that the merger does not involve any direct or indirect transfer of control of the NRC licenses held by Exelon Generation that would require approval under the NRC regulations. Exelon responded to a NRC request for additional information regarding the proposed threshold determination on June 24, 2011. Because the existing chain of ownership for Exelon Generation’s current licensed facilities is unaffected by the merger, Exelon has no reason to believe that the NRC will determine that the merger involves a transfer of the licenses held by Exelon Generation. However, Exelon cannot assure that the NRC will determine that no license transfers would occur with respect to the Exelon Generation plants, in which case Exelon

Generation will need to submit a license transfer application for the affected licenses. Likewise, while also unlikely, Exelon cannot assure that if Exelon Generation is required to and does submit a license transfer application for the Exelon Generation licenses, the NRC will approve the license transfers or that it will act within the estimated six- to nine-month timeframe. If the NRC determines that no license transfers occur for the Exelon Generation licenses, then Exelon would expect that the NRC would make that determination before, or by the time of, the NRC’s action on the parties’ license transfer application.

Federal Communications Commission

Under Federal Communications Commission, referred to as the FCC, regulations implementing provisions of the Communications Act of 1934, as amended, an entity holding private radio licenses for internal communications purposes generally must obtain the approval of the FCC before the direct or indirect transfer of control or assignment of those licenses. Certain subsidiaries of Constellation hold certain FCC licenses for private internal communications and, thus, must obtain prior FCC approval to assign or transfer indirect control of those licenses. Once the FCC has consented to the transfer of control, the parties have 180 days to complete the merger. If the merger does not close within 180 days after receiving FCC consent, the parties can request an extension of time to consummate the transaction. The FCC customarily grants extension requests of this nature.

State Regulatory Approvals

State utility commission approval of the merger is required by the Maryland Public Service Commission, the New York Public Service Commission and the Public Utility Commission of Texas. The following subheadings contain a description of the required state regulatory commission approvals for the completion of the merger.

Maryland Public Service Commission

On May 25, 2011, Exelon and Constellation filed an application with the Maryland Public Service Commission, which is referred to as the Maryland Commission, for approval of the merger. Under Maryland law, the Maryland Commission will have jurisdiction to review the merger. Maryland law requires the Maryland Commission to approve a transaction if it finds that the transaction “is consistent with the public interest, convenience and necessity, including benefits and no harm to consumers.” In making this determination, the Maryland Commission is required to consider the following 12 criteria: (1) the potential impact of the acquisition on rates and charges paid by customers and on the services and conditions of operation of the public service company; (2) the potential impact of the acquisition on continuing investment needs for the maintenance of utility services, plant and related infrastructure; (3) the proposed capital structure that will result from the acquisition, including allocation of earnings from the public service company; (4) the potential effects on employment by the public service company; (5) the projected allocation between shareholders and ratepayers of any savings that are expected; (6) issues of reliability, quality of service and quality of customer service; (7) the potential impact of the acquisition on community investment; (8) affiliate and cross-subsidization issues; (9) the use or pledge of utility assets for the benefit of an affiliate; (10) jurisdictional and choice-of-law issues; (11) whether it is necessary to revise the Maryland Commission’s ring fencing and code of conduct regulations in light of the acquisition; and (12) any other issues the Maryland Commission considers relevant to the assessment of the acquisition.

As part of the application for approval of the merger by the Maryland Commission, Exelon and Constellation have proposed the following package of benefits to BGE customers, the City of Baltimore and the State of Maryland:

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Upon completion of the merger, Exelon will establish in Baltimore the headquarters for the combined company’s competitive energy businesses, as well as the combined company’s renewables development headquarters. Exelon will construct or renovate to Leadership in Energy and Environmental Design-certified standards a building to house these operations and will begin this project within 12 months after completion of the merger, subject to satisfaction of applicable governmental requirements.

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Within 90 days after completion of the merger, a $100 direct rate credit to the customer’s monthly bill will be given to each BGE residential customer as of a specified date following the effective date of the merger, which are estimated to total approximately $112 million.

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Within 12 months after completion of the merger, Exelon will contribute $5 million to the Electric Universal Service Program, which will not be recoverable in rates and will be used to retire electric arrearages of qualified BGE residential customers. BGE will seek to implement this through a filing with the Maryland Commission within 90 days after completion of the merger. Within this same time frame, Exelon will also fund $4 million to offset costs already incurred by BGE for its EmPower Maryland programs, which will not be recoverable in rates. BGE will maintain its commitments to supporting and implementing energy efficiency programs, including EmPower Maryland.

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Exelon, directly or through a subsidiary other than BGE, will develop or assist in the development of renewable energy project(s) of at least an output of 25 MW in the State of Maryland. At Exelon’s discretion, such assistance may take the form of ownership, development, or financial support or entering into long-term agreements for the purchase of renewable energy from project(s) that are developed, owned, or financed by others. The projects assisted by Exelon are to be operational in Maryland not later than 45 months after completion of the merger.

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Within 12 months after completion of the merger, Exelon will fund $10 million for electric vehicles and charging stations for the State of Maryland and for county and local governments within BGE’s service territory.

•	For 10 years after completion of the merger, Exelon will provide an annual average of $7 million in charitable contributions and traditional local community support within Maryland.

•	BGE will maintain its headquarters in Baltimore, remain locally managed, and continue to serve its customers under its own name.

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Exelon, RF HoldCo LLC and BGE shall ensure compliance with the ongoing ring-fencing requirements applicable to them. In addition, for at least the first two years following completion of the merger, Exelon (1) will not permit a net reduction, due to involuntary attrition as a result of the merger integration process, in employment levels at BGE and (2) will provide current and former BGE employees compensation and benefits that are at least as favorable in the aggregate as the compensation and benefits provided to those employees immediately before the merger.

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Exelon will fully support the goals of the Memorandum of Understanding, or MOU, signed by BGE on February 6, 2009 regarding supplier diversity, including all of the terms and conditions thereof, and will use its best efforts to assist BGE with the implementation of the MOU.

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In the first quarter after the first full calendar year following completion of the merger, BGE will prepare and file with the Maryland Commission a side-by-side comparison of the corporate component of Exelon’s service company charges to BGE for that full calendar year with the corporate component of Constellation’s 2011 charges to BGE. BGE also will track merger savings and account for such savings in its next electric rate proceeding and gas rate proceeding.

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BGE will not to seek recovery in rates of: (1) any acquisition premium or “goodwill” associated with the merger; or (2) transaction costs incurred in connection with the merger, which include: (A) consultant, investment banker, and legal fees; (B) change in control or retention payments; and (C) costs associated with the shareholder meetings and any proxy statement/joint prospectus related to the merger.

•	Exelon and BGE will ensure that merger accounting is rate-neutral for BGE’s customers.

•	Exelon’s board of directors will add Baltimore to its regular rotation of the location of Exelon’s board and shareholder meetings.

This proposed package of benefits would mean a direct investment in the state of Maryland of more than $250 million. In addition, according to economic modeling, the benefits include the creation of nearly 900 new jobs directly related to projects associated with the merger and another 1,500 indirect jobs in industries like engineering, architecture, insurance and food service. This proposed package is subject to the review and approval of the Maryland Commission and the completion of the merger.

On June 28, 2011, the Maryland Commission issued a procedural schedule that calls for further testimony submissions in September and October, hearings October 31 to November 10, briefing in December and a final Commission decision by January 5, 2012. We expect to receive the necessary approvals from the Maryland Commission in January 2012. However, we cannot assure that the Maryland Commission will not reject the proposed application or impose unacceptable terms as a condition to its approval.

New York Public Service Commission

On May 17, 2011, Exelon and Constellation filed an application with the New York Public Service Commission, which is referred to as the New York Commission. New York Commission approval is generally required before an electric corporation may transfer ownership interests in an electric plant and/or for certain stock acquisitions of an electric corporation. Although it appears that Constellation’s facilities in New York are subject to “reduced scrutiny” and are “lightly regulated,” approvals for such transfers nonetheless may be subject to a more detailed “public interest” standard which is set forth in the New York Public Service Law. In conducting a public interest review, the New York Commission may examine, among other things, any affiliations with electric market participants that might afford opportunities for the exercise of market power, and consider any other potential detriments to captive ratepayer interests. In addition, the New York Commission may assess the environmental impact of the transfer based upon information provided in a required environmental assessment form.

We expect to receive the necessary approvals from the New York Commission during the fourth quarter of 2011. However, we have no guarantee that the New York Commission will act by that time or that the New York Commission will not reject the proposed application or impose unacceptable terms as a condition to its approval.

Public Utility Commission of Texas

On May 17, 2011 Exelon and Constellation filed with the Public Utility Commission of Texas, which is referred to as the Texas Commission, an application involving a review of the business combination between Exelon and Constellation. The Texas Commission approved the transaction on August 3, 2011.

Pennsylvania Public Utility Commission

On June 16, 2011, the Office of Small Business Advocate of the Commonwealth of Pennsylvania, or OSBA, filed before the Pennsylvania Public Utility Commission, or PaPUC, a “Petition Seeking Intervention, Complaint Seeking Investigation, and Petition for Declaratory Order,” which we refer to as the OSBA Complaint. OSBA requests PaPUC to: (1) intervene in the FERC proceeding involving review of the proposed merger; (2) initiate an investigation into the proposed merger to determine any potential impact on Pennsylvania’s competitive retail electricity and natural gas markets, and if necessary, refer the PaPUC findings to the appropriate regulatory bodies; (3) confirm that Exelon is required to obtain PaPUC approval prior to transferring to Constellation its electricity generation supplier license and natural gas generation supplier license (or enter a declaratory order that the PaPUC must approve any assignment of Exelon’s retail customer contracts to Constellation); and (4) direct Constellation to file amended license applications with respect to its electricity generation supplier license and natural gas generation supplier license due to its proposed merger with Exelon. On July 6, Exelon and Constellation filed and Answer to the OSBA’s Complaint. The parties subsequently filed additional pleadings. On July 6, the Pennsylvania Office of Consumer Advocate and the Philadelphia Area Industrial Energy Users Group each filed an intervention in support of the OSBA’s Complaint. Exelon and Constellation acknowledge that, given the upstream change of control over Constellation’s NewEnergy line of business and depending on whether and how they combine the retail marketing businesses of the companies, certain notice filings will need to be made with the PaPUC. However, the companies do not believe that the PaPUC needs to issue a declaratory order affirming Pennsylvania statutory law or PaPUC’s regulations governing retail supplier licenses. The companies also believe that the OSBA’s request that, due to the merger, the PaPUC initiate an investigation of Pennsylvania retail gas and electric markets is not warranted.

THE MERGER AGREEMENT

The following is a summary of the material terms and provisions of the merger agreement. This summary does not purport to describe all the terms and provisions of the merger agreement and is qualified in its entirety by reference to the complete text of the merger agreement, which we have included as Annex A to this joint proxy statement/prospectus and which we incorporate by reference herein. We urge all shareholders of Exelon and Constellation to read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the merger, as the merger agreement is the legal document governing this transaction and its express terms and conditions govern the rights and obligations of the parties.

In reviewing the merger agreement, please remember that it is included to provide you with information regarding its terms and conditions. The merger agreement contains representations and warranties by each of the parties to the merger agreement, made as of specific dates. These representations and warranties were made solely for the benefit of the other parties to the merger agreement and:

•	were not intended to be treated as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate;

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have been qualified in the merger agreement by reference to certain disclosures contained in separate disclosure letters delivered by the parties to each other and in certain SEC filings made by the parties; and

•	applied standards of materiality in ways that are different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone as characterizations of the actual state of facts about Exelon or Constellation, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the other documents incorporated by reference herein for information regarding Exelon and Constellation and their respective businesses. See “Where You Can Find More Information” on page 197. Nevertheless, Exelon and Constellation acknowledge that we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this joint proxy statement/prospectus not misleading.

The Merger

The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, in accordance with the Maryland General Corporation Law, or the MGCL, at the effective time of the merger, Merger Sub will merge with and into Constellation. Constellation will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Exelon. Each share of Constellation common stock issued and outstanding immediately prior to the completion of the merger, except for any shares of Constellation common stock owned by Constellation, Merger Sub or Exelon immediately prior to the effective time, will be converted into the right to receive 0.930 shares of Exelon common stock, which we refer to as the exchange ratio.

Exelon will not issue any fractional shares of Exelon common stock in the merger. Instead, beneficial holders of Constellation common stock who otherwise would have received a fraction of a share of Exelon common stock will receive an amount in cash equal to such fractional amount multiplied by the average sale price of Exelon common stock on the New York Stock Exchange, referred to as the NYSE, for each of the 10 consecutive days ending with the second complete trading day prior to the merger.

Effective Time and Completion of the Merger

The closing of the merger will take place on a date to be specified by the parties, which will be no later than the third business day after satisfaction or waiver of the conditions to closing set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver (to the extent permitted by applicable law) of such conditions at the time of closing), unless another date is agreed to by the parties. The merger will be effective at the time the articles of merger are duly accepted for record by the State Department of Assessments and Taxation of the State of Maryland (or at such later time, not to exceed 30 days after such acceptance, as is specified in the articles of merger).

Post-Merger Governance of Exelon

The merger agreement provides that the board of directors of Exelon shall cause Mayo A. Shattuck III to be appointed as the executive chairman of the board of directors of Exelon effective upon completion of the merger. The merger agreement provides that, upon completion of the merger, the executive chairman of Exelon shall serve as the chairman of the board of directors, approve the agenda and conduct meetings of the board of directors, support the board of directors selection process, approve the vision and mission of Exelon with the board of directors, provide guidance on and approve the public policy positions of Exelon, act as the Exelon spokesman on public policy initiatives, provide input on the selection of the executive management team following integration, represent the board of directors to the public, assist in representing Exelon to the public and investors, advise the Exelon chief executive officer in the growth and development of the competitive businesses, represent Exelon in advancing the customers and other external constituencies, advise the chief executive officer on strategy and development and transactional activities.

It is expected that upon completion of the merger, John W. Rowe, the current chief executive officer of Exelon, will retire and Christopher M. Crane, the current president and chief operating officer of Exelon, will become the chief executive officer of Exelon. The merger agreement provides that, upon completion of the merger, the chief executive officer of Exelon shall serve as a member of the board of directors, assist in the development of the agenda of the board of directors, develop the strategic plan of Exelon, recommend the vision and mission of Exelon to the executive chairman and the board of directors, develop public policy positions of Exelon, select the executive management team of Exelon following integration with the input of the executive chairman, act as the Exelon spokesman on public policy initiatives, develop an annual budget for approval by the board of directors, drive strategic financial and operational results, lead the Exelon organization and represent Exelon to the public and investors.

The merger agreement provides that the initial management team of Exelon following completion of the merger will be as agreed upon by Mr. Rowe, Mr. Crane and Mr. Shattuck.

The merger agreement provides that, upon completion of the merger, Exelon will add to its current 15-member board of directors Mr. Shattuck and three independent directors of Constellation designated by the board of directors of Constellation. The merger agreement further provides that by the end of 2012, the number of directors constituting the board of directors of Exelon shall be 16, comprised of (1) Mr. Crane, (2) eleven independent directors of Exelon designated by the board of directors of Exelon, (3) Mr. Shattuck, and (4) the three independent directors of Constellation designated by the board of directors of Constellation. One Exelon director is expected to retire at the end of 2011, and Mr. Rowe is expected to retire upon completion of the merger. Two other current Exelon directors are expected to retire from the Exelon board at the end of 2012.

The merger agreement also provides that, upon completion of the merger, each of the three independent directors of Constellation designated by the board of directors of Constellation will be named to one or more of the compensation committee, corporate governance committee, audit committee and risk oversight committee of the board of directors of Exelon. In addition, one of the three independent directors of Constellation designated by the board of directors of Constellation will be named as the chair of one of such committees.

We include additional information with respect to the board of directors and the management of Exelon following the completion of the merger under “The Merger—Governance and Management Following Completion of the Merger,” beginning on page 133.

Following completion of the merger, the annual shareholder meetings of Exelon will be held on a rotating basis between Chicago, Philadelphia and Baltimore.

Consideration to be Received in the Merger

Cancellation of Certain Constellation Common Stock in the Merger

At the effective time of the merger, each share of Constellation common stock that is owned by Constellation, Exelon or Merger Sub will automatically be canceled and retired and no consideration will be delivered in exchange for any such Constellation shares.

Conversion of Constellation Common Stock in the Merger

At the effective time of the merger, each issued and outstanding share of Constellation common stock (other than those shares to be canceled as described above) will be converted into the right to receive 0.930 shares of Exelon common stock. Based on the number of shares of common stock of Exelon and Constellation outstanding on October 7, 2011, the record date for the two companies’ special meetings, existing Exelon shareholders would own approximately 78% of the common stock of Exelon and former Constellation stockholders would own approximately 22% of the common stock of Exelon immediately upon the completion of the merger.

Conversion of Merger Sub Common Stock in the Merger

At the effective time of the merger, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time of the merger will be converted into one share of common stock of Constellation, as the surviving corporation in the merger.

Exchange Procedures and Related Matters

Exchange Procedures

Exelon shall appoint an exchange agent mutually acceptable to Exelon and Constellation. As soon as reasonably practicable following (not later than 10 business days) the completion of the merger, the exchange agent will mail to each holder of shares of Constellation common stock whose shares were converted as part of the merger into the right to receive shares of Exelon common stock: (1) a letter of transmittal, and (2) instructions for use in surrendering shares of Constellation common stock for certificates representing whole shares of Exelon common stock (which shall be in uncertificated book entry form unless a physical certificate is requested), cash in lieu of any fractional shares (as described in the paragraph below captioned “No Fractional Shares”) and any dividends or other distributions payable (as described in the paragraph below captioned “Dividends and Distributions”).

Upon surrender of shares formerly representing a share of Constellation common stock to the exchange agent for cancellation, together with the letter of transmittal, duly completed and validly executed, and any other documents as may reasonably be required by the exchange agent, the holder will be entitled to receive in exchange for each share of Constellation common stock 0.930 of a share of Exelon common stock together with cash in lieu of any fractional shares and other dividends or distributions, if any, as described in the paragraph below captioned “Dividends and Distributions.” Until properly surrendered to the exchange agent, each share of Constellation common stock prior to the completion of the merger will, following the completion of the merger, be deemed to represent only the right to receive the merger consideration. No interest will be paid or will accrue on any consideration or any cash payable to holders of shares of Constellation common stock.

Dividends and Distributions

No dividends or other distributions with respect to Exelon common stock with a record date after the completion of the merger will be paid to any holder of an unsurrendered share of Constellation common stock prior to the merger. Upon surrender of such share, the former Constellation stockholder will receive, in addition to shares of Exelon common stock and any cash in lieu of a fractional share to which it is entitled: (1) the amount of any dividends or other distribution with a record date after the completion of the merger that have already been paid and (2) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the completion of the merger but before the date the certificate was surrendered and with a payment date after the certificate was surrendered.

No Fractional Shares

Exelon will not issue any fractional shares of its common stock upon the surrender of any shares of Constellation common stock. Holders of Constellation common stock will otherwise receive cash in lieu of any fractional shares. Following the completion of the merger, Exelon shall make available to the exchange agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares of Exelon common stock.

Stock Options and Other Equity Rights

Upon completion of the merger, Constellation stock options and other equity rights will be subject to the following treatment.

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Each option to purchase shares of Constellation common stock granted under Constellation stock plans will become fully vested upon the completion of the merger and will be assumed and automatically converted into an equivalent Exelon option on the same terms and conditions as were applicable under such stock option immediately prior to the completion of the merger. The number of shares of Exelon common stock subject to such converted option will equal the number of shares of Constellation common stock subject to the stock option immediately prior to the completion of the merger multiplied by the exchange ratio (rounded down to the nearest whole share). The exercise price per share for each converted Exelon stock option will equal the exercise price per share for the stock option immediately prior to the completion of the merger divided by the exchange ratio (rounded up to the nearest whole cent).

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Each award of restricted common stock of Constellation granted under a Constellation stock plan that is outstanding immediately prior to the completion of the merger will become vested on a pro rata basis (determined based on the number of months from the start of the applicable restriction period to the completion of the merger) in accordance with the applicable Constellation stock plan and award agreement pursuant to which such award was granted. Any such restricted common stock of Constellation that becomes vested as described above will receive the same per share merger consideration as all other Constellation stockholders generally. Any such restricted common stock of Constellation that remains unvested upon the completion of the merger will be assumed and automatically converted into an equivalent award of restricted common stock of Exelon (and cash in lieu of fractional shares). The number of shares of restricted common stock of Exelon subject to such converted award will equal the number of shares of restricted common stock of Constellation subject to such award immediately prior to the completion of the merger multiplied by the exchange ratio.

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Each award of restricted share units with respect to shares of Constellation common stock under a Constellation stock plan that is outstanding immediately prior to the completion of the merger will, as of the completion of the merger, become vested on a pro rata basis (determined based on the number of months from the start of the applicable restriction period to the completion of the merger) in accordance with the applicable Constellation stock plan and award agreement pursuant to which such award was granted. Such restricted share unit awards will be assumed and automatically converted into equivalent restricted stock unit awards of Exelon common stock (and cash in lieu of fractional shares) at the completion of the merger. The number of shares of Exelon common stock subject to such converted restricted stock unit awards will equal the number of shares of Constellation common stock subject to such restricted stock unit awards immediately prior to the completion of the merger multiplied by the exchange ratio.

•	Each outstanding Constellation performance unit granted under the Constellation Amended and Restated 2007 Long-Term Incentive Plan that becomes vested at the completion of the merger pursuant to the terms of the applicable award documents will become vested on a pro rata basis upon completion of the merger (determined based on the number of months from the start of the applicable performance period to the completion of the merger). To the extent that such performance units become so vested, the holder will be entitled to a cash payment within thirty days following the completion of the merger in an amount equal to $2.00 multiplied by the total number of performance units that have become vested as of the completion of the merger. Each outstanding performance unit that does not become so vested upon completion of the merger will remain outstanding in accordance with the terms and conditions of the applicable award documents.

Conditions to the Completion of the Merger

The obligation of each of Exelon and Constellation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	the receipt of required shareholder approvals, namely:

•

the merger is approved by the affirmative vote of a majority of all the votes entitled to be cast by the holders of the shares of Constellation common stock outstanding on the record date of the special meeting; and

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the issuance of shares of Exelon common stock in the merger is approved by a majority of the shares of Exelon common stock voting on that proposal, provided that the total votes cast on that proposal (including abstentions) represent a majority of the shares of Exelon common stock outstanding on the record date of the special meeting;

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the absence of any (1) order or injunction by a federal or state court of competent jurisdiction preventing completion of the merger or (2) applicable federal or state law prohibiting completion of the merger;

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the receipt of the “requisite regulatory approvals” (as described below under the caption “Requisite Regulatory Approvals”), which approvals shall have become final orders, and neither such final orders or any other order, action or condition of a regulatory body in connection with any requisite regulatory approval shall impose terms or conditions that requires either party to:

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take any action that involves divesting, holding separate or otherwise transferring control over any nuclear or hydroelectric or pumped-storage generation assets unless otherwise agreed by the chief executive officers of each of Exelon and Constellation; or

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take any action, without including those actions that are proposed by the parties’ mutually agreed-upon analysis of the mitigation sufficient to address the increased market concentration resulting from the merger set forth in the “Appendix A” analysis filed by the parties as part of their application under Section 203 of the FPA, with the FERC, and the concessions announced by Constellation and Exelon in the press release announcing the execution of the merger agreement, that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Exelon or Constellation (we refer to the actions in this and the immediately preceding sub-bullet as a “burdensome action”);

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the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and the absence of any stop order or proceedings seeking a stop order or initiation or overt threat of such proceedings by the SEC;

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of Exelon common stock that will be issued pursuant to the merger agreement;

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the truth and accuracy of the representations and warranties of the other party when made and as of the completion of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be true and accurate (without giving effect to any limitation as to

“materiality” or “material adverse effect” set forth therein) does not have, and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such other party;

•	the performance in all material respects by the other party of its obligations under the merger agreement;

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the receipt by each party of written opinions from such party’s legal counsel, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” under Section 368(a) of the Code; and

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the absence, since January 1, 2011, of any change, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party.

Requisite Regulatory Approvals

As used in this summary of the merger agreement, “requisite regulatory approvals” means:

•	compliance with and filings under the HSR Act,

•	notice to, and the consent and approval of, the FERC under Section 203 of the FPA, or an order from the FERC disclaiming jurisdiction over the merger and the transactions contemplated thereby,

•	the filing of an application to, and consent and approval of, and issuance of any required licenses and license amendments by, the NRC, under the Atomic Energy Act of 1954, as amended,

•	notice to and the approval of:

•	the Maryland Public Service Commission,

•	the New York State Public Service Commission, and

•	the Public Utility Commission of Texas.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger under the following circumstances:

•	by mutual written consent of Exelon and Constellation;

•	by either Exelon or Constellation:

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if the merger has not been completed by April 28, 2012, which we refer to as the initial termination date, provided that the right to terminate the merger agreement on this basis will not be available to any party whose willful failure to perform any of its obligations under the merger agreement resulted in the failure of the merger to be completed by the initial termination date. If, on the initial termination date, the only outstanding requirements for completion of the merger are the required regulatory approvals described above or the absence of any injunction preventing the transaction or law prohibiting the transaction, then either party may extend the initial termination date up to July 27, 2012;

•

if either the Exelon shareholders or the Constellation stockholders do not give the approval required by the merger agreement for completion of the merger at a meeting of such shareholders duly convened to obtain such approval; or

•

if any final and nonappealable order or injunction by any federal or state court of competent jurisdiction preventing completion of the merger, or applicable federal or state law prohibiting completion of the merger, is in effect, or if any governmental entity enacts any law that requires either party to take a burdensome action which shall have become final and nonappealable;

•	by Exelon:

•

if Constellation breaches the merger agreement or fails to perform its obligations in any material respect, which breach or failure to perform (1) would give rise to the failure of a condition to Exelon’s obligation to complete the merger and (2) is incapable of being cured or is not cured by the earlier of (A) 30 business days following receipt of written notice from Exelon of the breach or failure to perform or (B) the initial termination date, as may be extended;

•

if the board of directors of Constellation withholds, withdraws, qualifies or modifies, publicly proposes to withhold, withdraw, qualify or modify or makes any statement inconsistent with, its approval or recommendation of the merger proposal; or

•

if the board of directors of Exelon withholds, withdraws, qualifies or modifies, publicly proposes to withhold, withdraw, qualify or modify or makes any statement inconsistent with, its approval or recommendation of the share issuance proposal to accept a third-party takeover proposal, provided that the right to terminate the merger agreement pursuant to this sub-bullet shall not be available to Exelon if Exelon has not paid the applicable termination fee described below under the heading “—Termination Fees”;

•	by Constellation:

•

if Exelon breaches the merger agreement or fails to perform its obligations in any material respect, which breach or failure to perform (1) would give rise to the failure of a condition to Constellation’s obligation to complete the merger and (2) is incapable of being cured or is not cured by the earlier of (A) 30 business days following receipt of written notice from Constellation of the breach or failure to perform or (B) the initial termination date, as may be extended;

•

if the board of directors of Exelon withholds, withdraws, qualifies or modifies, publicly proposes to withhold, withdraw, qualify or modify or makes any statement inconsistent with, its approval or recommendation of the share issuance proposal; or

•

if the board of directors of Constellation withholds, withdraws, qualifies or modifies, publicly proposes to withhold, withdraw, qualify or modify or makes any statement inconsistent with, , its approval or recommendation of the merger proposal to accept a third-party takeover proposal, provided that the right to terminate the merger agreement pursuant to this sub-bullet shall not be available to Constellation if Constellation has not paid the applicable termination fee described below under the heading “—Termination Fees”.

Termination Fees

Under the circumstances described below, Exelon or Constellation, as applicable, would be required to pay a termination fee of $800 million in the case of a termination fee payable by Exelon to Constellation and a termination fee of $200 million in the case of a termination fee payable by Constellation to Exelon.

The $200 million termination fee is payable by Constellation to Exelon if:

•

Exelon terminates the merger agreement after Constellation’s board of directors withholds, withdraws, qualifies or modifies, publicly proposes to withhold, withdraw, qualify or modify or makes any statement inconsistent with, its approval or recommendation of the merger agreement;

•

either party terminates the merger agreement because the Constellation stockholder approval shall not have been obtained at the Constellation stockholder meeting at a time when Exelon could have terminated the merger agreement under the circumstances set forth in the immediately preceding bullet-point unless at the time of such termination Exelon shall have been in willful breach of the merger agreement;

•

Constellation terminates the merger agreement after the board of directors of Constellation withholds, withdraws, qualifies or modifies, publicly proposes to withhold, withdraw, qualify or modify or makes any statement inconsistent with, its approval or recommendation of the merger proposal to accept a third-party takeover proposal, or

•

(1) the merger agreement is terminated (A) by Exelon as a result of the willful breach of the merger agreement by Constellation and a bona fide third-party takeover proposal for Constellation is publicly announced after the date of the merger agreement and prior to date of the breach giving rise to such termination, (B) by either Constellation or Exelon because the Constellation stockholder approval shall not have been obtained at the Constellation stockholder meeting and a bona fide third-party takeover proposal for Constellation is publicly announced after the date of the merger agreement and prior to the taking of the vote of the shareholders of Constellation at the Constellation stockholder meeting or (C) by either Constellation or Exelon because the merger shall not have been consummated by the initial termination date, as may be extended, and a bona fide third-party takeover proposal for Constellation is publicly announced at any time after the date of the merger agreement, and (2) within 12 months after the date of any such termination, Constellation enters into a definitive agreement to consummate a third-party takeover proposal.

The $800 million termination fee is payable by Exelon to Constellation if:

•

Constellation terminates the merger agreement after Exelon’s board of directors withholds, withdraws, qualifies or modifies, publicly proposes to withhold, withdraw, qualify or modify or makes any statement inconsistent with, its approval or recommendation of the merger agreement;

•

either party terminates the merger agreement because the Exelon shareholder approval shall not have been obtained at the Exelon shareholder meeting at a time when Constellation could have terminated the merger agreement under the circumstances set forth in the immediately preceding bullet-point unless at the time of such termination Constellation shall have been in willful breach of the merger agreement;

•

Exelon terminates the merger agreement after the board of directors of Exelon withholds, withdraws, qualifies or modifies, publicly proposes to withhold, withdraw, qualify or modify or makes any statement inconsistent with, its approval or recommendation of the merger proposal to accept a third-party takeover proposal, or

•

(1) the merger agreement is terminated (A) by Constellation as a result of the willful breach of the merger agreement by Constellation and a bona fide third-party takeover proposal for Exelon is publicly announced after the date of the merger agreement and prior to date of the breach giving rise to such termination, (B) by either Constellation or Exelon because the Exelon shareholder approval shall not have been obtained at the Exelon shareholder meeting and a bona fide third-party takeover proposal for Exelon is publicly announced after the date of the merger agreement and prior to the taking of the vote of the shareholders of Exelon at the Exelon shareholder meeting or (C) by either Constellation or Exelon because the merger shall not have been consummated by the initial termination date, as may be extended, and a bona fide third-party takeover proposal for Exelon is publicly announced at any time after the date of the merger agreement, and (2) within 12 months after the date of any such termination, Exelon enters into a definitive agreement to consummate a third-party takeover proposal.

No Solicitation

Each party agreed in the merger agreement that it will not, and will not permit any of its subsidiaries, directors, officers or employees to, and will use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it not to, directly or indirectly, solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiries or the making of any third-party takeover proposal or participate in any negotiations or substantive discussions regarding any third-party takeover proposal, provided, that:

•

if the board of directors of a party determines in good faith, after consultation with its financial advisors, that a third-party takeover proposal that did not result from a material breach of its non-solicitation obligations under the merger agreement constitutes or could reasonably be expected to result in a superior proposal, and subject to providing written notice of its decision to take such action to the other party and having complied with its other notice obligations to the other party, that party may:

•

furnish nonpublic information regarding such party pursuant to a confidentiality agreement containing customary terms and conditions substantially similar to those contained in the confidentiality agreement between Exelon and Constellation, dated January 7, 2011, and

•	participate in discussions or negotiations regarding such proposal.

Each of the parties agreed in the merger agreement that they shall, shall cause their respective subsidiaries, officers, directors and employees, and shall use reasonable best efforts to cause its respective representatives to, immediately cease and terminate any existing activities, discussions or negotiations between such party and any person that relate to any third-party takeover proposal. In addition, neither party nor any of its subsidiaries shall terminate, amend, modify or waive any provision of any confidentiality agreement to which it is a party relating to a proposed business combination involving such party or any standstill agreement to which it is a party unless the board of directors of such party determines in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable laws.

Changes in Board Recommendation

Exelon and Constellation have agreed that neither the board of directors of Exelon or Constellation nor any committee of either such board may:

•

withhold, withdraw, qualify or modify, publicly propose to withhold, withdraw, qualify or modify or make any statement inconsistent with, the recommendation that such party’s shareholders approve the merger agreement, in the case of Constellation, or the share issuance, in the case of Exelon in a manner adverse to the other party; or

•	enter into a written definitive agreement to consummate a third-party takeover proposal.

Notwithstanding these prohibitions, in response to a third-party takeover proposal at any time prior to receipt of a party’s shareholder approval, the board of directors of that party may withdraw or modify, propose publicly to withdraw or modify or make statements inconsistent with, the approval or recommendation by the board of directors or any committee thereof of the merger agreement, in the case of Constellation, or the share issuance, in the case of Exelon, and terminate the merger agreement in order to enter into a written definitive agreement providing for the consummation of a third-party takeover proposal, if:

•	a third-party takeover proposal is made to such party by a third party and such offer is not withdrawn;

•	such party’s board of directors determines in good faith after consultation with its financial advisors that such offer constitutes a superior proposal;

•

following consultation with outside legal counsel, such party’s board of directors determines that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable laws;

•	such party provides the other with five business days’ prior written notice of its intention to take such action; and

•

at the end of the five business day period described in the immediately preceding bullet-point, the board of directors of such party again makes the determination in good faith after consultation with its outside legal and financial advisors, after negotiating in good faith with the other party and its representatives, if requested by the other party, that the third-party takeover proposal continues to be a superior proposal and that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable laws.

In circumstances other than in connection with a third-party takeover proposal, at any time prior to receipt of a party’s shareholder approval, the board of directors of each of Exelon and Constellation may withdraw or modify, propose publicly to withdraw or modify or make statements inconsistent with, the approval or recommendation by the board of directors or any committee thereof of the merger agreement, in the case of Constellation, or the share issuance, in the case of Exelon, in response to an event, change, effect, development, condition or occurrence that affects or would reasonably be likely to affect (1) the business, financial condition or continuing results of operations of such party and its subsidiaries, taken as a whole, or (2) the shareholders of such party, including the benefits of the merger to such party or the shareholders of such party, in the case of (1) or (2) above that is (A) material, individually or in the aggregate with any other such events, changes, effects, developments, conditions or occurrences, (B) does not involve or relate to a third-party takeover proposal and (C) is not known as of the date of the merger agreement, if:

•

following consultation with outside legal counsel, such party’s board of directors determines that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable laws;

•

such party provides the other party five business days’ prior written notice of its intention to take such action, which notice shall include the information with respect to any such events, changes, effects, developments, conditions or occurrences; and

•

at the end of the five business day period referred to in the immediately preceding bullet-point, the board of directors of such party again makes the determination in good faith after consultation with its outside legal counsel and financial advisors, after negotiating in good faith with the other party and its representatives, if requested by the other party, during such five business day period regarding any adjustments or modifications to the terms of the merger agreement proposed by the other party and taking into account any such adjustments or modifications, that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable laws.

Notwithstanding the foregoing, in the event a party withdraws or modifies, proposes publicly to withdraw or modify or makes statements inconsistent with, the approval or recommendation by the board of directors or any committee thereof of the merger agreement, in the case of Constellation, or the share issuance, in the case of Exelon, other than in connection with a third-party takeover proposal, such party shall nevertheless submit the merger agreement, in the case of Constellation, or the share issuance, in the case of Exelon, to its shareholders for the purpose of obtaining its shareholders’ approval.

In addition to the foregoing obligations, Exelon and Constellation have each agreed to promptly advise the other party, orally and in writing, of any third-party takeover proposal or of any request for nonpublic information relating to such party in connection with any third-party takeover proposal (and in any case within 24 hours after such request or the receipt of such third-party takeover proposal), and, if it is in writing, a copy of such third-party takeover proposal and any related draft agreements or, if it is oral, a reasonably detailed summary thereof that is made or submitted by any person during the period between the date of the merger agreement and the completion of the merger. Each party shall also keep the other informed on a prompt basis with respect to any change to the material terms of any such third-party takeover proposal.

A “third-party takeover proposal” means an offer, proposal or indication of interests received from a third-party providing for:

(1)	any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving the subject company;

(2)	any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “group” (as defined in the Securities Exchange Act of 1934, or Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding common stock of the subject company;

(3)	any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of the subject company and its subsidiaries, taken as a whole; or

(4)	any liquidation or dissolution of the subject company or any of its material subsidiaries.

A “superior proposal” means a bona fide written third-party takeover proposal on terms that the subject company’s board of directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, would be, if consummated, more favorable to the subject company’s shareholders than the merger and the transactions contemplated by the merger agreement, including any proposal by the other party to amend the terms of the merger agreement, from a financial point of view, after taking into account, to the extent applicable, all legal, financial, regulatory and other aspects of the third-party takeover proposal that the board of directors of the subject company considers relevant, including the identity of the person making the third-party takeover proposal and the likelihood and timing of consummation, except that the reference to “20%” in (2) and (3) of the definition of third-party takeover proposal set forth above is each replaced by “50%”.

Coordination of Dividends

The parties agreed in the merger agreement that until the completion of the merger, Exelon and Constellation shall coordinate with each other regarding the declaration and payment of dividends in respect of the shares of common stock of Exelon and shares of common stock of Constellation and the record dates and payment dates relating thereto. The purpose of this coordination is to assure that no holder of Exelon common stock or Constellation common stock will receive two dividends, or fail to receive one dividend, for any single calendar quarter.

Charitable Contributions

The parties have agreed that during the ten-year period immediately following completion of the merger, the surviving corporation shall provide, directly or indirectly, charitable contributions and traditional local community support within the service areas of Constellation and each of its subsidiaries at levels substantially comparable to the levels of charitable contributions and community support provided by Constellation and its subsidiaries within their service areas within the two-year period immediately prior to the completion of the merger. In the application to the Maryland Public Service Commission, Exelon has committed to maintain aggregate charitable contributions and community support in Maryland from Constellation and BGE at a level of $70 million over a period of ten years following the merger.

Amendment; Extension and Waiver

At any time prior to the completion of the merger, any provision of the merger agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of any amendment by Exelon, Constellation and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective. However, after receipt of shareholder approval from either of the parties, if any such amendment or waiver shall by applicable law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of either party, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of Exelon or Constellation, as applicable.

Employee Benefit Matters

The merger agreement provides that for a period of not less than one year following the completion of the merger, the surviving corporation shall cause each individual who is employed by Constellation or any of its subsidiaries immediately before completion of the merger whose terms and conditions of employment are not governed by a collective bargaining agreement, who we refer to as continuing employees, and who is below the executive officer level as of the completion of the merger to be provided with base salary and wages that are no less favorable to those provided to such continuing employees immediately prior to the completion of the merger, a 2012 target annual incentive level that is not less than such employee’s target annual incentive level as in effect for 2011, and employee benefits (other than equity-based benefits and other than individual employment agreements) that are substantially comparable in the aggregate to those provided to such persons immediately prior to the completion of the merger. The surviving corporation shall recognize the service of each continuing employee prior to the completion of the merger as if such service had been performed with Exelon or its affiliates:

•	for all purposes under the Constellation benefit plans maintained by the surviving corporation or its affiliates after the completion of the merger;

•

for purposes of eligibility and vesting under any employee benefit plans and programs of the surviving corporation or certain affiliates other than the Constellation benefit plans, which we refer to as the surviving corporation plans, in which the continuing employee participates after the completion of the merger; and

•	for benefit accrual purposes under any surviving corporation plan that is a vacation or severance plan in which the continuing employee participates after the completion of the merger.

With respect to each employee benefit plan maintained by the surviving corporation or its affiliates in which continuing employees are eligible to participate after the completion of the merger, the surviving corporation and its affiliates shall (1) waive all limitations as to pre-existing conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by Constellation or its affiliates prior to the completion of the merger and (2) provide each continuing employee with credit for any co-payments and deductibles paid prior to the completion of the merger in satisfying any analogous deductible or out-of-pocket requirements to the extent required under any such plan.

Exelon shall, or shall cause its affiliates to, continue to honor all obligations under any contracts, agreements, plans and commitments of Constellation and its subsidiaries that exist on the date of the merger agreement that apply to any current or former employee, or current or former directors, of Constellation or any of its subsidiaries.

Representations and Warranties

The merger agreement contains substantially reciprocal representations and warranties made by Exelon and Constellation to each other, including with respect to:

•	corporate organization, qualification and subsidiaries;

•	capital structure;

•	corporate authority to enter into the merger agreement, perform its obligations and consummate the transactions contemplated thereby;

•	absence of any breach of organizational documents, law or material agreements as a result of the transactions contemplated by the merger agreement;

•	government and regulatory approvals required in connection with the transactions contemplated by the merger agreement;

•	SEC filings, financial statements and compliance with the Sarbanes-Oxley Act of 2002;

•	absence of undisclosed liabilities;

•	possession of requisite permits and compliance with laws and orders;

•	environmental matters;

•	certain employee benefits matters and compliance with ERISA;

•	absence of certain changes, events or developments that, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on such company;

•	absence of certain litigation and investigations;

•

material truth and accuracy of certain information supplied in connection with the preparation of this joint proxy statement/prospectus and the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part;

•	regulatory matters;

•	proper filing of tax returns and certain other tax matters;

•	certain labor and employee relations matters;

•	intellectual property matters;

•	real property matters;

•	shareholder vote required to approve the merger agreement and the transactions contemplated thereby;

•	inapplicability of state anti-takeover statutes;

•	ownership and operation of the nuclear generation stations owned, in whole or in part, by such company and its subsidiaries;

•	the existence of material contracts and the absence of breach of or default under the terms of material contracts;

•	opinions of the financial advisors to such company;

•	maintenance of adequate insurance;

•	establishment of, and compliance with, policies with respect to energy trading;

•	the regulation of such company’s applicable subsidiaries as utilities;

•	such company’s and its subsidiary’s nuclear decommissioning trusts;

•	the absence of any action or fact that would prevent or impede the merger from qualifying as a reorganization; and

•	the absence of regulatory proceedings.

The merger agreement also contains certain representations and warranties of Exelon with respect to Merger Sub, its wholly-owned subsidiary, including, among others, corporate organization and corporate authority to enter into the merger agreement and the transactions contemplated thereby.

The representations and warranties noted above are subject to qualifications and limitations agreed to by Exelon and Constellation in connection with negotiating the terms of the merger agreement. Some of these representations and warranties are qualified by “material adverse effect,” and a representation so qualified will be deemed untrue, inaccurate or incorrect as a consequence of any change, effect, event, occurrence or state of facts only if that change, effect, event, occurrence or state of facts (1) would have, or would reasonably be expected to have, an effect that is materially adverse to the business, financial condition or continuing results of operations of the party making the representation and its subsidiaries, taken as a whole, or (2) prevents or materially delays the party making the representation from performing its obligations under the merger agreement or the completion of the merger or the other transactions contemplated in the merger agreement. In determining whether a material adverse effect exists under clause (1) of the immediately preceding sentence, the merger agreement provides that the parties (subject to certain exceptions) will disregard any effects resulting from (A) changes in or generally affecting the economy or the financial, commodities or securities markets in the United States or elsewhere in the world or in the industry or industries in which such party operates (in each case, to the extent not disproportionately affecting the party making the representation and its subsidiaries, taken as a whole, as compared to similarly situated entities), (B) any changes or developments in national or regional wholesale or retail markets for electric power, capacity or fuel or related products (in each case, to the extent not disproportionately affecting the party making the representation and its subsidiaries, taken as a whole, as compared to similarly situated entities), (C) changes or developments in national or regional electric transmission or distribution systems (in each case, to the extent not disproportionately affecting the party making the representation and its subsidiaries, taken as a whole, as compared to similarly situated entities), (D) the pendency or announcement of or compliance with the merger agreement or the transactions contemplated thereby, (E) any departure or termination of any officers, directors, employees or independent contractors of such party, any of its subsidiaries or its joint ventures, (F) any changes in accounting principles generally accepted in the United States or accounting standards or interpretations thereof (in each case, to the extent not disproportionately affecting the party making the representation and its subsidiaries, taken as a whole, as compared to similarly situated entities), (G) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism (in each case, to the extent not disproportionately affecting the party making the representation and its subsidiaries, taken as a whole, as compared to similarly situated entities) or (H) the failure of such party to meet any internal or published projections, forecasts or revenue or earnings predictions.

Covenants of Exelon and Constellation

Each of Exelon and Constellation has agreed to customary covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the completion of the merger. In general, each of Exelon and Constellation has agreed to (1) conduct its and its subsidiaries’ business in the ordinary course and (2) use commercially reasonable efforts to preserve intact its and its subsidiaries’ present lines of business, maintain its and its subsidiaries’ rights and franchises and preserve satisfactory relationships with governmental entities, employees, customers and suppliers.

In addition, between the date of the merger agreement and the completion of the merger:

•

Constellation agreed, with respect to itself, its subsidiaries and its joint ventures (to the extent permitted by contract), not to, among other things, undertake any of the following, subject to certain exceptions:

•	declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, other than regular quarterly cash dividends by Constellation and BGE;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof;

•

make any acquisition of any other person or business or make any loan, advance or capital contribution to, investment in, or lease from any other person other than in the ordinary course of business, consistent with Constellation’s budget and capital expenditure plan or acquisitions within Constellation’s NewEnergy line of business with a value of less than $250 million, individually, or $400 million, in the aggregate;

•

make any capital expenditures in excess of $100 million in the aggregate other than expenditures contemplated by Constellation’s budget and capital expenditure plan, expenditures required by existing contracts or made as prudent in response to any requirement of law or emergency;

•	split, combine, reclassify, repurchase or take similar action with respect to any of its capital stock or share capital;

•

(1) increase the compensation or other benefits payable or provided to Constellation’s or any of its subsidiaries’ directors, officers or employees, except in the ordinary course of business or which do not materially increase aggregate compensation expense in any salary grade for employees, (2) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of Constellation or any of its subsidiaries except for severance agreements entered into with employees who are not executive officers of Constellation in connection with terminations of employment in the ordinary course of business, (3) establish, adopt, enter into, accelerate any rights or benefits under or amend any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, (4) enter into, terminate, accelerate any rights or benefits under, amend or renew any collective bargaining agreement or (5) hire or promote any employee to an executive officer position of Constellation or BGE or Constellation’s NewEnergy line of business without consulting Exelon;

•	materially change its accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes;

•

amend the organizational documents of Constellation, BGE or Constellation Energy Nuclear Group LLC, or amend in any material respect the organizational documents of any other subsidiary of Constellation;

•

issue, sell, pledge, dispose or encumber any shares of its capital stock or any securities convertible into or exchangeable for any such shares or ownership interests, or any rights, warrants or options to acquire any such shares of capital stock, other than in connection with certain equity-based benefit plans under certain circumstances;

•

incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another person or enter into any “keep well” or other agreement to maintain any financial condition of another person;

•	sell, lease, license, transfer, exchange or swap, mortgage or otherwise dispose of any material portion of its material properties or assets;

•	enter into, modify or amend specified types of material contracts;

•	enter into any outsourcing contracts;

•

amend or terminate the Constellation risk management trading policies or take any action that materially violates the Constellation risk management trading policies or that causes the net risk position of Constellation to be materially outside the risk parameters set forth in the Constellation risk management trading policies;

•	make, change or revoke any material tax election, file any material amended tax return, settle or compromise any material tax liability or refund, forgo any material tax refund, enter into any closing agreement or private letter ruling or settle any material claim or assessment relating to taxes or consent to any material claim or assessment relating to taxes or any waiver of the statute of limitations for any such claim or assessment;

•

waive, release, assign, settle or compromise any claim, action or proceeding other than waivers, releases, assignments, settlements or compromises that (1) involve the payment of monetary damages equal to or less than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2010 including Constellation’s SEC filings or that do not exceed $100 million individually or in the aggregate in any 12-month period and (2) if involving any non-monetary outcome, will not have a material effect on the continuing operations of Constellation;

•

permit BGE to propose, make or implement any new, or any changes to any of its existing, rates or charges, rate structure, standards of service or regulatory accounting or execute any agreement with respect thereto;

•	retire, commit to retire or otherwise indicate an intention to retire any generation facility;

•	agree or consent to any material agreements or material modifications of existing agreements with any governmental entity in respect of operations of Constellation and its subsidiaries; and

•	knowingly or intentionally take any action that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement.

•	Exelon agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following, subject to certain exceptions:

•	declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, other than regular quarterly cash dividends by Exelon and its subsidiaries;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

make any acquisition of any other person or business or make any loan, advance or capital contribution to, investment in, or lease from any other person other than in the ordinary course of business, consistent with Exelon’s budget and capital expenditure plan, loans or advances to or leases from any other persons with a value of less than $400 million in the aggregate, acquisitions of other persons or businesses or investments or capital contributions in other persons with a value of less than $2 billion in the aggregate that do not require the approval of the shareholders of Exelon;

•	split, combine, reclassify, repurchase or take similar action with respect to any of its capital stock or share capital;

•	materially increase the compensation expenses of Exelon, except as required by existing written agreements or Exelon benefit plans or merit and cost of living increases consistent with past practice;

•	materially change its accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes;

•

issue, sell, pledge, dispose or encumber any shares of its capital stock or any securities convertible into or exchangeable for any such shares or ownership interests, or any rights, warrants or options to acquire any such shares of capital stock, other than in connection with specified equity-based benefit plans under certain circumstances;

•

amend or terminate the Exelon risk management trading policies or take any action that materially violates the Exelon risk management trading policies or that causes the net risk position of Exelon to be materially outside the risk parameters set forth in the Exelon risk management trading policies;

•

make, change or revoke any material tax election, file any material amended tax return, settle or compromise any material tax liability or refund, forgo any material tax refund, enter into any closing agreement or private letter ruling or settle any material claim or assessment relating to taxes or consent to any material claim or assessment relating to taxes or any waiver of the statute of limitations for any such claim or assessment;

•	retire, commit to retire or otherwise indicate an intention to retire any nuclear generation facility; and

•	knowingly or intentionally take any action that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement.

Each party will use its reasonable best efforts (subject to, and in accordance with, applicable law) to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete and make effective the merger and the other transactions contemplated by the merger agreement. For purposes of the merger agreement, “reasonable best efforts” does not include and will not require any party to take any action that would have a “burdensome effect”, as we explain that term above under the heading “Conditions to Completion of the Merger.”

Exelon has agreed that following completion of the merger, Exelon’s wholesale marketing unit headquarters shall be in, and, as promptly as practicable, its business shall be moved to, Baltimore, Maryland. Additionally, following completion of the merger, the headquarters of BGE, the combined competitive energy businesses and the renewables development headquarters of the combined company will be located in Baltimore, Maryland.

In addition, Exelon has agreed that following completion of the merger, the Constellation risk management trading policies will continue to remain in effect for Constellation’s NewEnergy line of business until such policies are amended by the risk oversight committee of the Exelon board of directors or the Exelon board of directors, as appropriate.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements (which we refer to as the pro forma financial statements) combine the historical consolidated financial statements of Exelon and Constellation to illustrate the effect of the merger. The pro forma financial statements were based on and should be read in conjunction with the:

•	accompanying notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements;

•	consolidated financial statements of Exelon for the year ended December 31, 2010 and for the six months ended June 30, 2011 and the notes relating thereto, incorporated herein by reference; and

•	consolidated financial statements of Constellation for the year ended December 31, 2010 and for the six months ended June 30, 2011 and the notes relating thereto, incorporated herein by reference.

The historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the pro forma statement of operations, expected to have a continuing impact on the combined results. The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations (which we refer to as the pro forma statement of operations) for the year ended December 31, 2010 and for the six months ended June 30, 2011, give effect to the merger as if it occurred on January 1, 2010. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet (which we refer to as the pro forma balance sheet) as of June 30, 2011, gives effect to the merger as if it occurred on June 30, 2011.

As described in the accompanying notes, the pro forma financial statements have been prepared using the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP, and the regulations of the SEC. Exelon has been treated as the acquirer in the merger for accounting purposes. Because acquisition accounting is dependent upon certain valuations and other studies that must be completed as of the merger date, and there is not currently sufficient information for a definitive measurement. Accordingly, the pro forma financial statements are preliminary and have been made solely for the purpose of providing unaudited pro forma combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The pro forma financial statements have been presented for informational purposes only and are not necessarily indicative of what the combined company’s results of operations and financial position would have been had the merger been completed on the dates indicated. In addition, the pro forma financial statements do not purport to project the future results of operations or financial position of the combined company.

EXELON CORPORATION AND CONSTELLATION ENERGY GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2011

(in millions, except per share data)

	Exelon Historical (unaudited)	Constellation Historical (unaudited) (a)	Pro Forma Adjustments		Pro Forma Combined
Operating revenues	$9,638	$6,930	$(295)	b	$16,019
			(254)	d

Operating expenses
Purchased power	2,891	4,523	(294)	b	7,106
			(14)	d
Fuel	1,012	531	(1)	b	1,542
Operating and maintenance	2,449	938	(56)	m	3,331
Depreciation, amortization, depletion and accretion	656	306	(72)	c	915
			26	j
			(1)	l
Taxes other than income	394	154	—		548

Total operating expenses	7,402	6,452	(412)		13,442

Operating income	2,236	478	(137)		2,577

Other income and deductions
Interest expense	(350)	(142)	8	k	(484)
Interest expense to affiliates, net	(13)	—	—		(13)
Loss in equity method investments	—	(35)	33	e	(7)
			(5)	f
Other, net	194	1	13	k	208

Total other income and deductions	(169)	(176)	49		(296)

Income before income taxes	2,067	302	(88)		2,281
Income taxes	779	114	(35)	o	858

Net income	1,288	188	(53)		1,423

Net income attributable to noncontrolling interest and preferred security dividends	—	18	—		18
Net income attributable to common stock	1,288	170	(53)		1,405

Average shares of common stock outstanding:
Basic	663	200	(14)	r	849	r
Diluted	664	201	(14)	r	851	r

Earnings per average common share:
Basic	$1.94	$0.85			$1.65
Diluted	$1.94	$0.84			$1.65

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

EXELON CORPORATION AND CONSTELLATION ENERGY GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

(in millions, except per share data)

	Exelon Historical	Constellation Historical (a)	Pro Forma Adjustments		Pro Forma Combined
Operating revenues	$18,644	$14,445	$(165)	b	$31,989
			(935)	d
Operating expenses
Purchased power	4,425	10,216	(165)	b	14,464
			(12)	d
Fuel	2,010	791	—		2,801
Operating and maintenance	4,600	1,693	—		6,293
Depreciation, amortization, depletion and accretion	2,075	518	(99)	c	2,545
			52	j
			(1)	l
Impairment losses and other costs	—	2,477	—		2,477
Taxes other than income	808	264	—		1,072

Total operating expenses	13,918	15,959	(225)		29,652

Operating income	4,726	(1,514)	(875)		2,337

Other income and deductions
Interest expense	(792)	(267)	17	k	(1,042)
Interest expense to affiliates, net	(25)	—	—		(25)
Gain (loss) in equity method investments	—	25	118	e	134
			(9)	f
Net gain on divestiture	—	246	—		246
Other, net	312	(77)	30	k	265

Total other income and deductions	(505)	(73)	156		(422)

Income (loss) before income taxes	4,221	(1,587)	(719)		1,915
Income taxes expense (benefit)	1,658	(655)	(288)	o	715

Net income (loss)	2,563	(932)	(431)		1,200

Net income attributable to noncontrolling interest and preferred security dividends	—	51	—		51
Net income (loss) attributable to common stock	2,563	(983)	(431)		1,149

Average shares of common stock outstanding:
Basic	661	201	(14)	r	848	r
Diluted	663	201	(14)	r	850	r

Earnings per average common share:
Basic	$3.88	$(4.90)			$1.35
Diluted	$3.87	$(4.90)			$1.35

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

EXELON CORPORATION AND CONSTELLATION ENERGY GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED BALANCE SHEET

As of June 30, 2011

(in millions)

	Exelon	Constellation (a)	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$562	$955	$—		$1,517
Restricted cash and investments	35	2	—		37
Restricted cash - variable interest entities	—	46	—		46
Accounts receivable, net
Customer	1,766	1,795	(40)	b	3,521
Other	697	90	—		787
Accounts receivable - variable interest entities	—	261	—		261
Mark-to-market derivative assets	438	486	(26)	b	898
Inventories, net
Fossil fuel	161	394	—		555
Materials and supplies	625	136	—		761
Deferred income taxes	69	—	—		69
Regulatory assets	125	109	—		234
Unamortized energy contract assets	—	335	2,087	d	2,422
Other	509	156	—		665

Total current assets	4,987	4,765	2,021		11,773

Property, plant and equipment, net	30,856	10,619	(1,239)	c	40,236
Deferred debits and other assets
Regulatory assets	4,189	567	3	g	4,939
			189	k
			(9)	l
Nuclear decommissioning trust funds	6,699	—	—		6,699
Investments	736	198	339	f	1,273
Investments in affiliates	15	2,975	(275)	e	2,715
Goodwill	2,625	181	(181)	p	2,625
Mark-to-market derivative assets	324	258	(6)	b	576
Pledged assets for Zion Station decommissioning	804	—	—		804
Unamortized energy contract assets	—	68	1,355	d	1,423
Other	751	301	2	i	1,418
			464	j
			(100)	k

Total deferred debits and other assets	16,143	4,548	1,781		22,472

Total assets	$51,986	$19,932	$2,563		$74,481

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

EXELON CORPORATION AND CONSTELLATION ENERGY GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED BALANCE SHEET

As of June 30, 2011

(in millions)

	Exelon	Constellation (a)	Pro Forma Adjustments		Pro Forma Combined
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$140	$21	$—		$161
Short-term notes payable - accounts receivable agreement	225	—	—		225
Long-term debt due within one year	1,048	132	—		1,180
Long-term debt due within one year - variable interest entities	—	61	—		61
Accounts payable	1,297	987	(40)	b	2,509
			144	m
			121	n
Accounts payable - variable interest entities	—	152	—		152
Accrued expenses	878	347	21	h	1,246
Deferred income taxes	—	20	—		20
Regulatory liabilities	63	23	—		86
Mark-to-market derivative liabilities	50	494	(26)	b	518
Unamortized energy contract liabilities	—	131	917	d	1,048
Other	567	551	—		1,118

Total current liabilities	4,268	2,919	1,137		8,324

Long-term debt	11,764	3,948	345	k	16,057
Long-term debt - variable interest entities	—	371	—		371
Long-term debt to financing trusts	390	—	—		390
Deferred credits and other liabilities
Deferred income taxes and unamortized investment tax credits	7,391	2,693	140	o	10,118
			(58)	m, o
			(48)	n, o
Asset retirement obligations	3,597	33	—		3,630
Pension obligations	1,495	218	—		1,713
Non-pension postretirement benefit obligations	2,311	370	—		2,681
Spent nuclear fuel obligation	1,019	—	—		1,019
Regulatory liabilities	3,706	196	—		3,902
Mark-to-market derivative liabilities	66	270	(6)	b	330
Payable for Zion Station decommissioning	640	—	—		640
Unamortized energy contract liabilities	—	362	1,185	d	1,547
Other	1,137	247	—		1,384

Total deferred credits and other liabilities	21,362	4,389	1,213		26,964

Total liabilities	37,784	11,627	2,695		52,106

Commitments and contingencies
Preferred securities of subsidiary	87	190	3	g	280
Shareholders’ equity
Common stock	9,054	3,266	(3,266)	q	17,093
			8,039	Note 4
Treasury stock, at cost	(2,327)	—	—		(2,327)
Retained earnings	9,894	5,345	(5,345)	q	9,735
			(86)	m, q
			(73)	n, q
Accumulated other comprehensive loss, net	(2,509)	(596)	596	q	(2,509)

Total shareholders’ equity	14,112	8,015	(135)		21,992
Noncontrolling interest	3	100	—		103

Total equity	14,115	8,115	(135)		22,095

Total liabilities and shareholders’ equity	$51,986	$19,932	$2,563		$74,481

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

EXELON AND CONSTELLATION NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of the Merger

On April 28, 2011, Exelon entered into a merger agreement with Merger Sub and Constellation.

The merger agreement provides for the merger of Merger Sub with and into Constellation, with Constellation continuing as the surviving corporation in the merger. As a result of the merger, Constellation will become a wholly-owned subsidiary of Exelon, and Constellation stockholders will receive shares of Exelon common stock in exchange for their Constellation common stock. At the effective time of the merger, each share of common stock of Constellation issued and outstanding immediately prior to the effective date will be cancelled and converted into the right to receive 0.930 shares of common stock of Exelon (which we refer to as the exchange ratio) (other than shares that are owned by Exelon, Merger Sub or Constellation or any wholly-owned subsidiary of Exelon or Constellation). The exchange ratio was negotiated on an arms-length basis.

Upon completion of the merger, Constellation equity-based awards will generally convert into equivalent Exelon equity-based awards, after giving effect to the exchange ratio.

Each outstanding option to purchase shares of Constellation stock, whether vested or unvested, will become immediately vested and converted into an option to purchase that number of shares of Exelon common stock determined by multiplying the number of shares of Constellation common stock subject to the Constellation stock option by the exchange ratio of 0.930, rounded down to the nearest whole number of shares. The exercise price per share of Exelon common stock subject to the adjusted Exelon stock option will be equal to the per share exercise price of the Constellation stock option divided by the exchange ratio, rounded up to the nearest whole cent. For purposes of the unaudited pro forma condensed combined consolidated financial statements at June 30, 2011, Constellation’s outstanding stock options to purchase 10.7 million shares of Constellation common stock are converted into outstanding stock options to purchase 10.0 million shares of Exelon common stock.

Each outstanding award of Constellation restricted shares will become vested on a pro rata basis (determined based on the number of months from the start of the applicable restricted period to the effective time of the merger). To the extent the restricted shares become vested, they will be adjusted so that their holders will be entitled to receive a number of shares of Exelon common stock equal to the number of shares of Constellation common stock subject to the Constellation award multiplied by the exchange ratio. To the extent the restricted shares do not become vested, such restricted shares will be converted into a number of Exelon restricted shares equal to the number of shares of Constellation restricted shares subject to the Constellation award multiplied by the exchange ratio. For purposes of the unaudited pro forma condensed combined consolidated financial statements at June 30, 2011, Constellation’s outstanding 0.5 million of restricted shares are vested and converted into 0.4 million of Exelon common stock, and Constellation’s outstanding 0.4 million of unvested restricted shares are converted into 0.4 million of Exelon restricted shares.

Each outstanding award of Constellation’s fully vested common stock units with sales restrictions will be adjusted so that their holders will be entitled to receive, upon settlement, a number of shares of Exelon common stock equal to the number of shares of Constellation common stock subject to the Constellation award multiplied by the exchange ratio. For purposes of the unaudited pro forma condensed combined consolidated financial statements at June 30, 2011, Constellation’s outstanding 0.2 million of fully vested common stock units with sales restrictions remain vested and converted into 0.2 million of Exelon common stock.

Each cash-settled Constellation performance unit will become vested on a pro rata basis (determined based on the number of months from the start of the applicable performance period to the effective time of the merger), and each holder thereof will be entitled to receive a cash payment within thirty days following the completion of the merger in an amount equal to $2.00 multiplied by the total number of performance units that have become vested as of the completion of the merger. Each outstanding performance unit that does not become vested will remain outstanding (with the appropriate adjustments to the applicable performance metrics to account for consummation of the merger). For purposes of the unaudited pro forma condensed combined financial information at June 30, 2011, 21.4 million of Constellation’s outstanding performance units are assumed to be vested and paid in cash assuming maximum performance levels, and 16.9 million of the outstanding Constellation performance units are assumed to remain unvested.

Note 2. Basis of Pro Forma Presentation

The pro forma financial statements were derived from historical consolidated financial statements of Exelon and Constellation. Certain reclassifications have been made to the historical financial statements of Constellation to conform with Exelon’s presentation. This resulted in income statement adjustments to operating revenues, operating expenses, other income and deductions, and income taxes and balance sheet adjustments to current assets, deferred debits, current liabilities and deferred credits.

The historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the pro forma statement of operations, expected to have a continuing impact on the combined results. The following matters have not been reflected in the pro forma financial statements as they do not meet the aforementioned criteria.

•

Cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the merger with Constellation. The timing and effect of actions associated with integration are currently uncertain.

•

Adjustments to eliminate the fair value, operating revenues and expenses directly associated with Constellation’s Brandon Shores, H.A. Wagner and C.P. Crane generation plants that have been proposed to be sold after the merger is completed to mitigate market power in PJM, given the mitigation plan is preliminary and no specific sale agreements have yet been negotiated.

•

Any fair value adjustments for assets or liabilities subject to rate-setting provisions for Constellation’s regulated utility, Baltimore Gas and Electric Company, or BGE. BGE is comprised of electric transmission and distribution and gas distribution operations. These operations are subject to the rate-setting authority of the Federal Energy Regulatory Commission and the Public Service Commission of Maryland and are accounted for pursuant to GAAP, including the accounting guidance for regulated operations. The rate-setting and cost recovery provisions currently in place for Constellation’s regulated operations provide revenues derived from costs including a return on investment of assets and liabilities included in rate base. Except for debt and regulatory assets not earning a return as further described in Note 5 – Pro Forma Adjustments to Financial Statements, the fair values of Constellation’s tangible and intangible assets and liabilities subject to these rate-setting provisions are assumed to approximate their carrying values and therefore the pro forma financial statements do not reflect any net adjustments related to these amounts.

•

A fair value adjustment for Constellation’s pension and other postretirement benefit obligations. Exelon management believes the actuarial assumptions and methods used to measure Constellation’s obligations and costs for financial accounting purposes for 2010 and 2011 are appropriate in the circumstances. The final fair value determination of the pension and postretirement benefit obligations may differ materially, largely due to potential changes in discount rates and return on plan assets up to the date of completion of the merger and the conforming of certain Exelon and Constellation assumptions surrounding the determination of these obligations and related regulatory implications.

•

Exelon’s and Constellation’s commitments to build or renovate a state-of-the-art Leadership in Energy and Environmental Design (LEED) office center in Baltimore, investing to develop 25 megawatts of renewable energy in Maryland and $10 million to support the development of the electric vehicle infrastructure in Maryland. Given the information available as of the filing of this document, Exelon does not believe that these commitments would be recognized as liabilities upon consummation of the merger.

•

As of the effective time of the merger, contingencies are required to be measured at fair value if fair value is determinable, or at a reasonably estimable amount if it is realizable or probable that a future gain or loss, respectively, may occur. At this time, Exelon does not have sufficient information to record any pro forma adjustments to measure legal or environmental contingencies at fair value or at a reasonably estimable amount, which could be significant.

•

On July 7, 2011, the U.S. EPA published the final rule, now known as the Cross-State Air Pollution Rule (CSAPR). The CSAPR requires 27 states in the eastern half of the United States to significantly improve air quality by reducing power plant emissions that cross state lines and contribute to ground-level ozone and fine particle pollution in other states. We are still evaluating the impact of CSAPR on the combined entity.

The pro forma financial statements were prepared using the acquisition method of accounting under GAAP and the regulations of the SEC. Exelon has been treated as the acquirer in the merger for accounting purposes. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. In addition, acquisition accounting establishes that the consideration transferred be measured at the closing date of the merger at the then-current market price. Because acquisition accounting is dependent upon certain valuations and other studies that must be completed as of the merger date, there is not currently sufficient information for a definitive measurement, the pro forma financial statements are preliminary and have been prepared solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

Note 3. Significant Accounting Policies

Based upon Exelon’s initial review of Constellation’s summary of significant accounting policies, as disclosed in the Constellation consolidated historical financial statements incorporated by reference into this joint proxy statement/prospectus, as well as on preliminary discussions with Constellation’s management, the pro forma combined consolidated financial statements assume there will be no significant adjustments necessary to conform Constellation’s accounting policies to Exelon’s accounting policies. Upon completion of the merger and a more comprehensive comparison and assessment, differences may be identified that would necessitate changes to Constellation’s future accounting policies and such changes could result in material differences in future reported results of operations and financial position for Constellation’s operations as compared to historically reported amounts.

Note 4. Estimated Purchase Price and Preliminary Purchase Price Allocation

Exelon is proposing to acquire all of the outstanding common shares of Constellation for a fixed ratio of 0.930 Exelon shares per Constellation share. The purchase price for the business combination is estimated as follows (in millions except conversion ratio and share price):

	Number of Shares/ Awards Issued	Total Estimated Fair Value
Issuance of Exelon common stock to Constellation stockholders at the exchange ratio of 0.930 shares for each share of Constellation common stock; based on the closing price of Exelon common stock as of September 30, 2011 of $42.61	186.7	$7,955
Issuance of Exelon equity awards to replace existing Constellation equity awards (see Note 1)	10.2	84

Total estimated purchase price		$8,039

Preliminary Purchase Price Allocation
Current assets		$6,852
Property, plant and equipment		9,380
Goodwill		—
Other long-term assets, excluding goodwill		6,335

Total assets		22,567
Current liabilities, including current maturities of long-term debt		3,857
Deferred credits and other liabilities and preferred securities		5,907
Long-term debt		4,664
Noncontrolling interest		100

Total liabilities, preferred securities and noncontrolling interest		14,528

Total estimated purchase price		$8,039

The preliminary purchase price was computed using Constellation’s outstanding shares as of July 29, 2011, adjusted for the exchange ratio. The preliminary purchase price reflects the market value of Exelon’s common stock to be issued in connection with the merger based on the closing price of Exelon’s common stock on September 30, 2011. The preliminary purchase price also reflects the total estimated fair value of Constellation’s share-based compensation awards outstanding as of June 30, 2011, excluding the value associated with employee service yet to be rendered.

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments to reflect the fair values of Constellation’s assets and liabilities at the time of the completion of the merger. The final allocation of the purchase price could differ materially from the preliminary allocation used for the Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet primarily because power market prices, interest rates and other valuation variables will fluctuate over time and be different at the time of completion of the merger compared to the amounts assumed in the pro forma adjustments. In addition, future regulatory rate determinations for BGE could materially impact the amount of regulatory assets or liabilities ultimately recorded.

The purchase price will fluctuate with the market price of Exelon’s common stock until it is reflected on an actual basis when the merger is completed. An increase or decrease of 20% in Exelon’s common share price from the price used above would increase or decrease the purchase price by approximately $1.6 billion. Assessing sensitivity at a 20% rate of change is consistent with the differential between the most recent 52-week high and low closing prices of Exelon’s common stock.

Note 5. Pro Forma Adjustments to Financial Statements

The pro forma adjustments included in the pro forma financial statements are as follows:

(a) Exelon and Constellation historical presentation – Certain financial statement line items included in Constellation’s historical presentation have been reclassified to corresponding line items included in Exelon’s historical presentation. These reclassifications had no impact on the historical operating income, net income from continuing operations or shareholders’ equity reported by Constellation. The adjustments to total assets and liabilities were not material to Constellation’s balance sheet.

(b) Intercompany Transactions – The pro forma balance sheet and statements of operations include pro forma adjustments to eliminate transactions between Exelon and Constellation included in each company’s historical financial statements, primarily for purchases and sales of energy between the companies.

Unaudited Pro Forma Combined Consolidated Statement of Operations (in millions)	Six Months Ended June 30, 2011	Year Ended December 31, 2010
Operating revenues	$(295)	$(165)
Operating expenses
Purchased power	(294)	(165)
Fuel	(1)

Pro forma statement of operations adjustment	$—	$—

Unaudited Pro Forma Combined Consolidated Balance Sheet (in millions)	As of June 30, 2011
Current assets
Accounts receivable
Customer	$(40)
Mark-to-market derivative assets	(26)
Noncurrent assets
Mark-to-market derivative assets	(6)
Current liabilities
Accounts payable	(40)
Mark-to-market derivative liabilities	(26)
Noncurrent liabilities
Mark-to-market derivative liabilities	(6)

(c) Unregulated Property, Plant and Equipment – The pro forma balance sheet includes a pro forma adjustment of $1,239 million to reflect Constellation’s unregulated property, plant and equipment at estimated fair value driven by a decrease in the carrying value of Constellation’s unregulated generating assets partially offset by an increase in the carrying value of Constellation’s upstream natural gas assets. The pro forma statements of operations include the pro forma adjustments to reflect the decrease in depreciation and depletion expense resulting from the fair valuation adjustment to Constellation’s unregulated generating assets, resulting in net decreased depreciation expense of $72 million and $99 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. These estimates are preliminary, subject to change and could vary materially from the actual adjustment at the time the merger is completed, driven by various factors including changes in energy commodity prices and interest rates. The following sensitivities illustrate the effects on fair value of changing certain assumptions, while holding all other assumptions constant. These sensitivities could vary materially from the actual impact of changes in commodity prices and interest rates. A 10% change in power market prices would result in a change in the fair value adjustment to unregulated generating assets of approximately $200 million and a change in the annual depreciation expense adjustment of approximately $12 million. A 10% change in natural gas prices would result in a change in the fair value adjustment to unregulated upstream natural gas assets of approximately $55 million and a change in the annual depletion expense adjustment of approximately $2 million. A 1% increase in interest rates would result in a decrease in the fair value adjustment to property, plant and equipment of approximately $300 million and a decrease in the annual depreciation and depletion expense adjustment of approximately $11 million. The estimated useful life of Constellation’s property, plant and equipment ranges from 10 to 44 years.

(d) Power Supply and Fuel Contracts – The pro forma balance sheet includes pro forma adjustments to reflect the fair value of Constellation’s non-derivative energy and fuel contracts (including those designated as “normal purchases normal sales”) recorded to the unamortized energy contract current asset, noncurrent asset, current liability and noncurrent liability accounts in the amounts of $2,087 million, $1,355 million, $917 million, and $1,185 million, respectively. The pro forma statements of operations include pro forma adjustments to reflect the net reduction in operating revenues for sales and a reduction in purchased power expense for purchases resulting from the amortization of the fair valuation adjustment related to Constellation’s non-derivative energy and fuel contracts. The pro forma statements of operations include a reduction of operating revenues of $254 million and $935 million and a reduction in purchased power expense of $14 million and $12 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. The pro forma estimated net annual amortization for the non-derivative energy and fuel contracts is $565 million, $138 million, $(48) million, $(32) million and $21 million for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively, based on the timing and fair value of the underlying contracts. These estimates are preliminary, subject to change and could vary materially from the actual adjustments at the time the merger is completed, driven by various factors including changes in energy prices, fuel prices, market conditions and expected load.

(e) Investments in Affiliates – The pro forma balance sheet includes a pro forma adjustment of $275 million to reflect Constellation’s investment in Constellation Energy Nuclear Group, LLC (CENG) at estimated fair value. The pro forma statements of operations include the pro forma adjustments reflecting decreases in the basis difference amortization of $33 million and $118 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. The basis difference represents the difference between the carrying amount and fair value of Constellation’s investment in CENG. The basis difference is amortized over the respective useful lives of the assets and liabilities of CENG or as CENG’s assets and liabilities impact the earnings of CENG.

(f) Other Investments – The pro forma balance sheet includes a pro forma adjustment of $339 million to reflect Constellation’s investment in a hydroelectric generation facility at estimated fair value. The pro forma statements of operations include the pro forma adjustments for the basis difference amortization of $5 million and $9 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. The basis difference represents the difference between the carrying amount and fair value of Constellation’s investment and is assumed to be amortized straight line over a term of 40 years based on the anticipated life of the asset.

(g) Preferred Securities – The pro forma balance sheet includes a pro forma adjustment of $3 million to reflect BGE’s preferred securities at estimated fair value. The adjustment to reflect the fair value of the preferred securities was offset by a corresponding increase to regulatory assets as it is assumed to be probable of recovery in BGE’s future rates.

(h) Share-Based Compensation – Each Constellation share award will be converted as described in Note 1, “Description of the Merger.” The authoritative guidance for accounting for business combinations requires that the fair value of replacement awards and cash payments made to settle vested awards attributable to pre-combination service be included in the determination of the purchase price. Accordingly, the fair value of Constellation share-based awards which will immediately vest at the effective time of the merger has been attributed to pre-combination service and reflected in purchase price. For unvested Constellation share-based awards converted at the effective time of the merger, the expected compensation expense is consistent with the compensation expense recorded in Constellation’s historical income statements. The pro forma balance sheet includes a pro forma adjustment to reflect a liability of $21 million for vested performance units to be paid out in cash at $2.00 per unit, assuming maximum performance levels. These estimates are preliminary, subject to change and could vary materially from the actual adjustments at the time the merger is completed, driven by various factors including changes in Exelon and Constellation share prices as compared to the valuation on September 30, 2011, used for purposes of determining these pro forma adjustments.

(i) Emission Allowances – The pro forma balance sheet includes a pro forma adjustment of $2 million to reflect emission allowances not currently on Constellation’s balance sheet at estimated fair value.

(j) Intangible Assets – The pro forma balance sheet includes a pro forma adjustment of $183 million and $281 million to record Constellation NewEnergy’s trade names and customer relationships, respectively, at estimated fair values. The pro forma statements of operations include the pro forma adjustments to reflect the net incremental amortization resulting from the pro forma fair valuation of Constellation NewEnergy’s trade names and customer relationships of $26 million and $52 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. The trade name and customer relationships intangible assets are assumed to be amortized straight line over their useful lives, which range from 5 to 15 years.

(k) Debt – The pro forma balance sheet includes a pro forma adjustment of $345 million to reflect Constellation’s third-party debt at estimated fair value and a pro forma adjustment of $100 million to eliminate Constellation’s carrying value of deferred debt issuance and credit facility costs. Of these adjustments, $170 million and $19 million are related to debt at BGE which was reflected as an increase to long-term debt and a reduction of other noncurrent assets, respectively, with a corresponding increase to regulatory assets as Exelon believes all of BGE’s debt costs are probable of recovery in BGE’s future rates. The final fair value determination for debt will be based on prevailing market interest rates at the completion of the merger, and the necessary adjustment will be amortized as a reduction (in the case of a premium to book value) or an increase (in the case of a discount to book value) to interest expense over the remaining life of the individual debt issues, with the longest amortization period being approximately 52 years. The pro forma statements of operations include pro forma adjustments to reflect the net reduction in interest expense resulting from the fair valuation of Constellation’s third-party debt of $5 million and $10 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. In addition, the pro forma statements of operations include pro forma adjustments to reflect the elimination of the amortization of Constellation’s deferred debt issuance and credit facility costs of $3 million and $7 million recorded in interest expense for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, and $13 million and $30 million recorded in other, net for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. A 1% increase in interest rates would decrease the fair value of debt adjustment by approximately $200 million, which would result in an annual decrease in the interest expense adjustment of approximately $8 million.

(l) Regulatory Assets – The pro forma balance sheet includes a pro forma adjustment of $9 million to reflect BGE’s regulatory assets not earning a return at estimated fair value. The pro forma statements of operations include the pro forma adjustments to reflect the amortization expense resulting from the pro forma fair valuation of BGE’s regulatory assets not earning a return of $1 million for the six months ended June 30, 2011 and the year ended December 31, 2010. The fair valuation adjustment is assumed to be amortized straight line over a term of 7 years based on the current expected recovery period of the associated regulatory assets.

(m) Merger Transaction Costs – The pro forma balance sheet includes a pro forma adjustment to reflect estimated merger transaction costs of $144 million, consisting of investment banking fees, legal fees and other merger-related transaction costs. The pro forma statements of operations include the pro forma adjustments to eliminate the merger transaction costs incurred by Exelon and Constellation of $24 million and $32 million, respectively, for the six months ended June 30, 2011. The merger transaction costs have been excluded from the pro forma statements of operations as they reflect non-recurring charges not expected to have a continuing impact on the combined results.

(n) Regulatory Commitments – The pro forma balance sheet includes a pro forma adjustment to reflect commitments announced as part of the merger agreement. Included are commitments to allow a $100 direct rate credit on the customer’s monthly bill to each BGE residential customer as of a specified date following the effective date of the merger aggregating $112 million, to contribute $5 million to the Electric Universal Service Program, and to contribute $4 million to support EmPower Maryland Energy Efficiency Act. These costs have been excluded from the pro forma statement of operations as they reflect non-recurring charges not expected to have a continuing impact on the combined results.

(o) Income Taxes – The pro forma balance sheet includes a pro forma adjustment to estimate the impacts on deferred income taxes of the allocation of purchase price, merger transaction costs and regulatory commitments of $(140) million, $58 million and $48 million, respectively. These estimates are based on the estimated prospective statutory tax rate of 40% for the combined company. The pro forma statements of operations include the pro forma adjustments to reflect the tax effects of the pro forma adjustments based on an estimated prospective statutory tax rate of 40% for the combined company. The estimated prospective statutory tax rate of 40% could change based on future changes in the applicable tax rates and final determination of the combined company’s tax position.

(p) Goodwill – The pro forma balance sheet includes a preliminary estimate of the allocation of the excess of the purchase price paid over the fair value of Constellation’s identifiable assets acquired and liabilities assumed. The estimated purchase price of the transaction, based on the closing price of Exelon’s common stock on the NYSE on September 30, 2011, and the excess purchase price over the fair value of the identifiable net assets acquired is calculated as follows (in millions):

Preliminary purchase price	$8,039
Less: Fair value of net assets acquired	8,039

Total pro forma goodwill	—
Less: Constellation existing goodwill	181

Pro forma goodwill adjustment	$(181)

(q) Shareholders’ Equity – The pro forma balance sheet reflects the elimination of Constellation’s historical equity balances, recognition of the issuance of new Exelon common shares, and adjustments to retained earnings of $86 million (net of tax) and $73 million (net of tax) for merger transaction costs and estimated regulatory commitments, respectively.

(r) Common Stock Shares outstanding – Reflects the elimination of the Constellation common stock offset by issuance of 186,789,086 shares of Exelon common stock. The pro forma weighted average number of basic shares outstanding is calculated by adding Exelon’s weighted average number of basic shares of common stock outstanding for the six months ended June 30, 2011 or the year ended December 31, 2010, as applicable, and Constellation’s weighted average number of basic shares of common stock outstanding for those same periods multiplied by the exchange ratio of 0.930. The following table illustrates these computations (in millions except conversion ratio):

Description	Six Months Ended June 30, 2011	Year Ended December 31, 2010
Basic:
Constellation weighted average basic common shares	200	201
Conversion ratio	0.930	0.930

Equivalent Exelon common shares	186	187
Exelon weighted average basic common shares	663	661

Pro forma weighted average basic common shares	849	848

Diluted:
Constellation weighted average diluted common shares	201	201
Conversion ratio	0.930	0.930

Equivalent Exelon common shares	187	187
Exelon weighted average diluted common shares	664	663

Pro forma weighted average diluted common shares	851	850

MARKET PRICE AND DIVIDEND DATA

Shares of Exelon’s common stock and Constellation’s common stock trade on the NYSE under the tickers “EXC” and “CEG,” respectively. The following table sets forth, on a per share basis for the periods indicated, the high and low sales price of shares of Exelon’s common stock and Constellation’s common stock as reported on the NYSE. In addition, the table also sets forth for the periods indicated the quarterly cash dividends per share declared by each of Exelon and Constellation with respect to their respective common stock.

	Exelon Common Stock			Constellation Common Stock
	High	Low	Dividend	High	Low	Dividend
Fiscal Year Ending December 31, 2011:
Fourth Quarter (through October 7, 2011)	$42.80	$39.93	$—	$38.26	$35.50	$—
Third Quarter	$45.27	$39.51	$0.525	$40.22	$33.84	$0.24
Second Quarter	$42.89	$39.53	$0.525	$38.09	$30.92	$0.24
First Quarter	$43.58	$39.06	$0.525	$33.19	$29.70	$0.24
Fiscal Year Ended December 31, 2010:
Fourth Quarter	$44.49	$39.05	$0.525	$33.18	$27.64	$0.24
Third Quarter	$43.32	$37.63	$0.525	$35.10	$28.21	$0.24
Second Quarter	$45.10	$37.24	$0.525	$38.73	$32.09	$0.24
First Quarter	$49.88	$42.97	$0.525	$36.99	$31.08	$0.24
Fiscal Year Ended December 31, 2009:
Fourth Quarter	$51.98	$45.90	$0.525	$36.55	$30.24	$0.24
Third Quarter	$54.47	$47.30	$0.525	$33.37	$25.76	$0.24
Second Quarter	$51.46	$44.24	$0.525	$28.05	$20.18	$0.24
First Quarter	$58.98	$38.41	$0.525	$27.97	$15.05	$0.24
Fiscal Year Ended December 31, 2008:
Fourth Quarter	$63.84	$41.23	$0.525	$30.17	$21.70	$0.4775
Third Quarter	$92.13	$60.00	$0.50	$85.53	$13.00	$0.4775
Second Quarter	$91.84	$81.00	$0.50	$94.62	$78.74	$0.4775
First Quarter	$87.25	$70.00	$0.50	$107.97	$81.94	$0.4775

The information in the preceding table is historical only. The market prices of shares of Exelon common stock and Constellation common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market prices of shares of Exelon common stock and Constellation common stock before the completion of the merger or Exelon common stock after the completion of the merger. Because the exchange ratio will not be adjusted to reflect changes in the market prices for shares of Exelon common stock and Constellation common stock, the market value of the consideration that Constellation stockholders will receive in connection with the merger may vary significantly from the prices shown in the table above. Exelon and Constellation urge you to obtain current market quotations for shares of Exelon common stock and Constellation common stock before making any decision regarding the proposals contained in this joint proxy statement/prospectus.

COMPARISON OF SHAREHOLDER RIGHTS

Upon completion of the merger, all outstanding shares of Constellation common stock (other than shares held by Exelon, Constellation or any of their subsidiaries) will be converted into shares of Exelon common stock. Constellation is organized under the laws of the State of Maryland, and Exelon is organized under the laws of the Commonwealth of Pennsylvania. Accordingly, differences in the rights of holders of Constellation capital stock and Exelon capital stock arise both from differences between their Charters, Bylaws and any certificates of designation and also from differences between Pennsylvania and Maryland law. As holders of Exelon common stock, your rights with respect thereto will be governed by Pennsylvania law, including the Pennsylvania Business Corporation Law of 1988, referred to as the PBCL, as well as Exelon’s constituent documents. This section summarizes the material differences between the rights of Constellation stockholders and the rights of Exelon shareholders.

The following summary is not a complete statement of the rights of shareholders of either of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the Maryland General Corporation Law, referred to as the MGCL, the PBCL, and Constellation’s and Exelon’s constituent documents, which you are urged to read carefully. There are a number of differences between the PBCL and the MGCL statutes, many (but not all) of which are summarized below. Copies of the companies’ constituent documents have been filed with the SEC. To find out where you can get copies of these documents, see the section captioned “Where You Can Find More Information.”

Exelon Shareholder Rights	Constellation Stockholder Rights
Corporate Governance

The rights of holders of Constellation common stock that receive Exelon common stock in the merger will be governed by the PBCL, Exelon’s Amended and Restated Articles of Incorporation and Exelon’s Amended and Restated Bylaws.	The rights of Constellation stockholders are governed by Constellation’s Charter, Constellation’s Bylaws and the MGCL.

Authorized Capital Stock

The authorized capital stock of Exelon consists of:

•       2,000,000,000 shares of common stock, without par value, 662,692,262 of which were issued and outstanding as of June 30, 2011; and

•       100,000,000 shares of preferred stock, without par value, of which there are currently no shares outstanding.

The authorized capital stock of Constellation consists of:

•       600,000,000 shares of common stock, without par value, 201,321,543 of which were issued and outstanding as of July 29, 2011; and

•       25,000,000 shares of preferred stock, par value $0.01 per share, of which 10,000 shares have been designated and classified as Series A Convertible Preferred Stock, and 11,600 shares have been designated and classified as Series B Preferred Stock. There are currently no shares of preferred stock outstanding.

Preemptive Rights

None.	None.

Exelon Shareholder Rights	Constellation Stockholder Rights

Common Stock

Each holder of Exelon common stock is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders of Exelon, including director elections.

Each holder of Constellation common stock is entitled to one vote for each share of common stock standing in his or her name, including director elections.

The rights of holders of Constellation common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that Constellation may issue. The Constellation board of directors may authorize Constellation to issue preferred stock without the approval of stockholders and may classify and reclassify any unissued shares of Constellation preferred stock, by fixing the number of shares within the series and all other terms, rights, restrictions and qualifications of the shares, including preferences, voting powers, dividend rights and redemption, sinking fund and conversion rights.

Preferred Stock

Exelon has no preferred stock outstanding.	Constellation has no preferred stock outstanding.

Dividends

Exelon’s Amended and Restated Articles of Incorporation provide that dividends may be declared and paid out of legally available funds so long as any dividends or distributions due to preferred shareholders have been paid or set aside.

Under Pennsylvania law, a dividend may not be made if, after giving effect to such dividend, either

•      the corporation would be unable to pay its debts as they become due in the usual course of its business; or

•      the total assets of the corporation would be less than the sum of its total liabilities plus (unless otherwise provided in its articles of incorporation) the amount that would be needed, were the corporation to be dissolved at the time the dividend is measured, to satisfy the preferential rights of shareholders with superior rights to those receiving the dividend.

The board of directors may base its determination that a dividend is not prohibited under the second bullet point on one or more of the following:

•      the book values of the assets and liabilities of the corporation;

Under Maryland law, no dividends, redemptions, stock repurchases or other distributions may be declared or paid if, after giving effect to the dividend, redemption, stock repurchase or other distribution, (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s Charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

A Maryland corporation that would be prohibited from making a distribution under that test because its assets would be less than the sum of its total liabilities and preferences of outstanding preferred stock may make a distribution from the net earnings of the corporation for the fiscal year in which the distribution is made, the net earnings of the corporation for the preceding fiscal year, or the sum of the net earnings of the corporation for the preceding eight fiscal quarters. The board of directors

Exelon Shareholder Rights	Constellation Stockholder Rights

•      a valuation that takes into consideration unrealized appreciation and depreciation or other changes in value of the assets and liabilities of the corporation;

•      the current value of the assets and liabilities of the corporation, either valued separately or in segments or as an entirety as a going concern; or

•      any other method that is reasonable in the circumstances.

may base a determination regarding the legality of the declaration or payment of a distribution on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.

Inspection Rights

Pennsylvania law provides that every shareholder has a statutory right to inspect a corporation’s share register, books and records of accounts and records of the proceedings of incorporators, shareholders and directors, and to make copies therefrom for a proper purpose during the usual hours for business upon submitting a written verified demand stating such purpose. If a corporation refuses to permit inspection or does not reply to the demand within five business days of receiving a demand, the shareholder may apply to the court for an order to enforce his or her demand. A proper purpose is any purpose reasonably related to the person’s interest as a shareholder of a corporation.

Maryland law provides that any stockholder, on written request, may inspect and copy during usual business hours any of the following corporate documents: (1) Bylaws; (2) minutes of the proceedings of the stockholders; (3) annual statements of affairs; and (4) voting trust agreements deposited with the corporation at the corporation’s principal office. Within 7 days after a request for documents is presented to an officer or the resident agent of a corporation, the corporation shall have the requested documents available on file at its principal office.

Any stockholder may present to any officer or resident agent of the corporation a written request for a statement showing all stock and securities issued by the corporation during a specified period of not more than 12 months before the date of the request. Within 20 days after a request is made, the corporation shall prepare and have available on file at its principal office a sworn statement of its president or treasurer or one of its vice-presidents or assistant treasurers which states: (1) the number of shares or amounts of each class of stock or other securities issued during the specified period; (2) the consideration received per share or unit, which may be aggregated as to all issuances for the same consideration per share or unit; and (3) the value of any consideration other than money as set in a resolution of the board of directors.

Number of Directors

The board of directors of Exelon currently consists of fifteen directors. Exelon’s Amended and Restated Articles of Incorporation provide that the number of directors shall be determined by resolution of a majority of the directors, except as otherwise provided in the

Constellation’s Bylaws require the board of directors to consist of no less than 7 directors and no more than 20 directors. Directors serve for one-year terms and will hold office until their successors are elected and qualified, or until their earlier resignation or

Exelon Shareholder Rights	Constellation Stockholder Rights
terms of preferred stock. The Amended and Restated Articles of Incorporation provide that, except as provided in the express terms of any class or series of preferred stock with respect to the election of directors upon the occurrence of a default in the payment of dividends or in the performance of another express requirement of the terms of such preferred stock, the directors will be elected annually, for a one-year term expiring at the next annual meeting of the shareholders.

removal. Any alteration in the number of directors will not affect the tenure of office of any director.

The MGCL provides that a Maryland corporation with a class of stock registered under the Exchange Act and at least three independent directors may elect, without stockholder approval, to be governed by a provision of the MGCL that provides that the number of directors shall be fixed only by vote of the board of directors. Constellation has elected in its Charter to be subject to this provision.

The MGCL provides that a Maryland corporation with a class of stock registered under the Exchange Act and at least three independent directors may elect, without stockholder approval, to be governed by a provision of the MGCL that allows the creation of a classified board of directors. Constellation has not elected to be governed by this provision.

Constellation’s board of directors currently consists of 10 directors.

Nomination of Directors for Election

Exelon’s Amended and Restated Bylaws provide that nominations for directors may be made at meetings by the board of directors of Exelon or by a shareholder who complies with the notice procedures in Exelon’s Amended and Restated Bylaws. All nominations for election of directors, whether or not the proposed nomination is to be included in the corporation’s proxy statement, shall be made in accordance with such procedures. A shareholder who nominates a director must be entitled to vote for the election of directors and be present, in person or by proxy, at the annual meeting.

The notice procedure in Exelon’s Amended and Restated Bylaws requires that a shareholder’s notice must be given timely and in proper written form to Exelon’s secretary. In order to nominate one or more persons for election as a director, a shareholder must comply with the notice requirements and no action of the corporation, including without limitation, the provision of the notice to the shareholders or the delivery or filing of a proxy statement by the corporation, will be deemed to satisfy this requirement for any shareholder or nomination. In order to be timely, the notice must be delivered to or mailed and received at Exelon’s principal executive offices:

•      not less than 120 days prior to the date the proxy statement was first mailed to shareholders in connection with the prior year’s annual meeting; or

Constellation’s Bylaws contain advance notice procedures for the nomination of candidates for election as directors at an annual meeting of stockholders.

The notice procedure in Constellation’s Bylaws for director nominations to be brought properly before an annual meeting by a stockholder requires the stockholder to give timely written notice to the secretary of Constellation. To be timely, the notice must be received at the principal office of Constellation not less than 75 days prior to the anniversary of the date on which notice of the prior year’s annual meeting was given to stockholders; provided, however, if the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice must be received not more than 120 days prior to such annual meeting and not less than the later of 90 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting is made.

For director nominations, a stockholder’s notice to Constellation’s secretary must set forth certain information, including:

•      as to each nominee, the information required by SEC rules to be included in a proxy statement

Exelon Shareholder Rights	Constellation Stockholder Rights

•      not later than the close of business on the tenth day following public announcement of the date of the annual meeting if public announcement of the annual meeting is not made at least 75 days prior to the annual meeting date.

To be in proper written form, the notice must include, among other things, information on the nominating shareholder, information regarding the nominee required by the proxy rules of the SEC, a representation as to whether the shareholder giving the notice intends to deliver a proxy statement to the other shareholders of the corporation, a representation by (1) the shareholder giving the notice, (2) the beneficial owner or any other persons on whose behalf the notice is giving and (3) each nominee, providing that such person does not and will not have any undisclosed voting commitments or other arrangements with respect to a nominee’s actions as a director and a representation that the nominee meets the criteria for “independence” under applicable NYSE listing standards or other corporate governance principles approved by the board of directors. The notice also must be accompanied by a signed consent of the proposed nominee to serve as a director if elected and to be bound by the “Qualification and Selection of Directors” and “Number and Term of Office” sections of Exelon’s Amended and Restated Bylaws and a description of all arrangements or understandings between the nominee and the nominating shareholder.

regarding the nominee, including such person’s written consent to being named in the proxy as a nominee and to serve as a director if elected;

•      a description of all direct and indirect compensation and other material monetary agreements during the past 3 years and any other material relationships between the stockholder giving notice and the nominee;

•      a representation by the stockholder making the nomination, stating that the proposed nominee is or is not eligible to serve as an “independent” director, as defined in Constellation’s Corporate Governance Guidelines.

All stockholder notices to Constellation’s secretary must include the following information as to such stockholder and, if applicable, the beneficial owner of stock on whose behalf the nomination is made: (1) the name and address of the stockholder as they appear on Constellation’s books and of the beneficial owner, if any; (2) the class and number of shares of stock of Constellation which are beneficially owned by the stockholder and by the beneficial owner, if any, as of the date of notice, and a representation that the stockholder will notify Constellation in writing of the class and number of shares of stock of Constellation owned of record and beneficially as of the record date; (3) a description of any agreement or understanding with respect to such nomination between or among the stockholder, the beneficial owner, if any, and any others acting in concert with any of the foregoing, and a representation that the stockholder will notify Constellation in writing of any such agreement in effect as of the record date for the meeting; (4) a description of any agreement or understanding entered into as of the date of the stockholder’s notice by, or on behalf of, the stockholder, the beneficial owner, if any, or any of their respective affiliates or associates, the effect of which is to mitigate loss, manage risk or benefit of share price changes for, or increase or decrease the voting power of any of them with respect to shares of stock of Constellation, and a representation that the stockholder will notify Constellation in writing of any such agreement in effect as of the record date for the meeting; (5) a representation that the stockholder or the beneficial owner, if any, is the holder of record or beneficial owner of shares of stock of Constellation entitled to vote at the meeting and intends to appear in person or by proxy at the

Exelon Shareholder Rights	Constellation Stockholder Rights
meeting to nominate the person specified in the notice; and (6) a representation whether the stockholder or the beneficial owner, if any, intends to deliver a proxy statement or form of proxy to holders of Constellation’s outstanding shares of stock or otherwise to solicit proxies from stockholders in support of the nomination and a description of such intended actions.

Election of Directors

Exelon’s Amended and Restated Bylaws provide that, except as required by the terms of any preferred stock, directors are elected by the shareholders only at an annual meeting of the shareholders. In an election of directors, where the board of directors determines that the number of nominees exceeds the number of directorships to be filled, the directors shall be elected by a plurality of the votes cast, even if the number of nominees does not exceed the number of directorships to be filled at the time of any meeting for such election. If in an election of directors in which the number of nominees does not exceed the number of directors to be elected, any nominee who is not an incumbent director receives a plurality of the votes cast but does not receive a majority of the votes cast, the resignation of such nominee will be automatically accepted. If the nominee is an incumbent director who is standing for re-election and such nominee receives a plurality of the votes cast but does not receive a majority of the votes cast, the committee of the board authorized to nominate candidates for election to the board will make a recommendation to the board on whether to accept the director’s resignation or whether other action should be taken. The director not receiving a majority of the votes cast will not participate in the committee’s recommendation or the board’s decision regarding the tendered resignation. The independent members of the board will consider the committee’s recommendation and publicly disclose the board’s decision and the basis for that decision within 90 days from the date of the certification of the final election results. If less than two members of the committee are elected at a meeting for the election of directors, the independent members of the board who were elected shall consider and act upon the tendered resignation.

The holders of shares of Exelon common stock are entitled to cast one vote for each share of common stock held.

Constellation’s Bylaws provide that directors are elected by a majority of votes cast; provided, however, that directors will be elected by a plurality vote in contested elections. Under Constellation’s Corporate Governance Guidelines, any director who fails to be so elected must offer to tender his or her resignation to the board of directors for consideration by the Nominating and Corporate Governance Committee. The committee will evaluate any such offer to resign in light of the best interests of Constellation and will make a recommendation to the board of directors. The board of directors will consider the recommendation and publicly disclose its decision and the basis for that decision within 90 days from the date of the final calculation of election results. A director who has offered to resign will not participate in the committee’s recommendation or the board’s decision regarding the tendered resignation. If a majority of the members of the committee have offered to resign, then the independent directors who have not offered to resign will form a committee from among themselves to consider each offer to resign and make a recommendation to the board of directors. If there are no such independent directors, then all of the independent directors, other than those who have offered to resign, shall constitute a committee to consider each offer to resign and make a recommendation to the board of directors.

The holders of shares of Constellation common stock are entitled to cast one vote for each share of common stock held.

Under Pennsylvania law, unless the articles of incorporation provide otherwise, shareholders have the	Under Maryland law, the charter of a corporation may give stockholders the right to multiply the

Exelon Shareholder Rights	Constellation Stockholder Rights
right to multiply the number of votes to which they may be entitled to vote by the number of directors to be elected, and they may cast the whole number of their votes for one candidate or distribute them among the candidates. Exelon’s Amended and Restated Articles of Incorporation state that Exelon’s shareholders shall not have such right to cumulate their votes for the election of directors.	number of votes to which they may be entitled to vote by the number of directors to be elected, and they may cast the whole number of their votes for one candidate or distribute them among the candidates. Constellation’s Charter does not give stockholders such right to cumulate their votes for the election of directors.

Vacancies on the board of directors

Exelon’s Amended and Restated Bylaws provide that, except as provided in the terms of the preferred stock, vacancies of the board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority vote of the directors then in office, even if less than a quorum. If the board of directors fills any vacancy, the new director serves until the next annual meeting of shareholders and until a successor has been elected and qualified or until his or her earlier death, resignation or removal.

Any director may resign at any time upon written notice to the corporation. Each director who is nominated to stand for election shall tender an irrevocable resignation in advance of the meeting for the election. Such resignation will be effective if the director does not receive a majority vote at the next meeting of the election of directors and in the case of an incumbent director, the board accepts the resignation.

When one or more directors resign from the board effective at a future date, the directors then in office, including those who have so resigned, shall have power by the applicable vote to fill the vacancies, the vote to take effect when the resignations become effective.

The MGCL provides that a Maryland corporation with a class of stock registered under the Exchange Act and at least three independent directors may elect, without stockholder approval, to be governed by a provision of the MGCL that provides that any vacancy on the board of directors that results from an increase in the size of the board of directors or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.

Constellation has elected in its Charter to be subject to this provision. Any director elected to fill a vacancy will hold office for the remainder of the term and until a successor is elected and qualified.

Removal of Directors

Under Pennsylvania law, directors may be removed from office without assigning any cause by vote of the shareholders entitled to elect directors, unless otherwise provided in a bylaw adopted by the shareholders. Exelon’s Amended and Restated Bylaws state that the entire board or any individual director may be removed from office by the majority vote of shareholders then entitled to vote at an election of directors only for cause.

Exelon’s Amended and Restated Bylaws also provide that a director may be removed from office by the board of directors if such director has been judicially declared

Maryland law provides that stockholders of a corporation may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast except as otherwise provided in the charter of the corporation.

Constellation’s Charter provides that directors may be removed at any time, but only for cause and by the affirmative vote of the holders of at least a majority of the combined voting power of all classes of shares of capital stock entitled to vote in the election for directors voting together as a single class. The

Exelon Shareholder Rights	Constellation Stockholder Rights

of unsound mind or has been convicted of an offense punishable by imprisonment for a term of more than one year or if, within 60 days after notice of such director’s selection to the board, the director does not accept the office either in writing or by attending a meeting of the board of directors.

Charter defines “cause” as dishonesty, fraud, intentional material damage to the property or business of the Company, commission (resulting in conviction) of a felony or other actions not meeting the standard of care required of directors under the MGCL.

The MGCL provides that a Maryland corporation with a class of stock registered under the Exchange Act and at least three independent directors may elect, without stockholder approval, to be governed by a provision of the MGCL that requires the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors to remove a director. Constellation has not elected to be governed by this provision.

Notice of Meetings of Shareholders

Exelon’s Amended and Restated Bylaws provide that written notice of the place, time and purpose of every meeting of shareholders be given to each shareholder of record and entitled to vote not less than five nor more than 90 calendar days prior to the date of the meeting, either personally, by mail, telegram, facsimile or telegraph.	Constellation’s Bylaws provide that notice in writing or by electronic transmission stating the place, day and hour of such meeting and, in the case of a special meeting, the purpose, be given not less than 10 nor more than 90 days before the date of the meeting.

Record Date for Determining Rights of Shareholders

Exelon’s Amended and Restated Bylaws provide that the board of directors may fix in advance a date, not more than 90 calendar days prior to the date of such meeting, as a record date for determining the shareholders entitled to notice of, and to vote at, any meeting of shareholders.	Constellation’s Bylaws provide that the board of directors may fix in advance a date, not more than 90 days (and in the case of a meeting of stockholders not less than 10 days) prior to the date on which the particular action requiring such determination of stockholders is to be taken, as a record date for determining the stockholders entitled to notice of, or to vote at, any meeting of stockholders. In lieu of fixing a record date, the board of directors may close the stock transfer books of Constellation for a period not exceeding 20 nor less than 10 days preceding the date of any meeting of stockholders.

Quorum of Shareholders

Exelon’s Amended and Restated Bylaws provide that, except as otherwise provided in the terms of the preferred stock, the presence of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter at the meeting constitutes a quorum. Shares owned by Exelon, directly or indirectly, are not counted in determining the total number of shares outstanding for quorum purposes.	Constellation’s Bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of votes constitutes a quorum.

Exelon Shareholder Rights	Constellation Stockholder Rights
Call of Special Meeting of Directors

Exelon’s Amended and Restated Bylaws allow the chairman of the board, the chief executive officer, the Lead Director or two or more of the directors to call a special meeting of directors.

Notice of every special meeting of the board of directors shall be given to each director by telephone or in writing at least 24 hours (in the case of notice by telephone, telex, TWX, facsimile or other electronic transmission) or 48 hours (in the case of notice by telegraph, courier service or express mail) or five days (in the case of notice by first class mail) before the time at which the meeting is to be held.

Constellation’s Bylaws provide that special meetings of the directors may be held at any time or place upon the call of the chairman, or the president, or in their absence, on order of the Executive Committee. A majority of directors in office shall constitute a quorum.

Notice of every special meeting shall be given by the secretary to each director personally or by telephone, facsimile or electronically directed to, or by written notice deposited in the mails addressed to, his or her residence or business address at least 48 hours before such meeting. Directors may waive notice of any meeting in writing at or before the meeting.

Indemnification of Directors

Exelon’s Amended and Restated Bylaws include indemnification provisions under which Exelon is required to indemnify, to the fullest extent permitted under Pennsylvania law, each person made, threatened to be made or otherwise involved in, any claim, action, suit or proceeding as a result of being or having been a director or officer, of Exelon, or serving or having served as a director, officer, employee or agent to another entity at Exelon’s request, so long as such proceeding was authorized by the board of directors of Exelon.

Exelon is required to pay, in advance, any expenses a person entitled to indemnification incurs in defending any such claim, action or proceeding; provided that if the PBCL so requires, Exelon obtains an undertaking by such person to repay all amounts so advanced if it is ultimately determined by final judicial decision that such person is not entitled to indemnification.

These indemnity provisions survive repeal or amendment for claims arising out of periods in which the provisions were effective.

Exelon’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws include a provision eliminating the personal liability of directors to the fullest extent permitted by the PBCL. Under the PBCL, personal liability is not eliminated for breaches of fiduciary duties that constitute self-dealing, willful misconduct or recklessness, pursuant to any criminal statute or for the payment of any taxes under federal, state or local law.

Constellation’s Charter includes a provision that limits the personal liability of a director or officer to Constellation and its stockholders for monetary damages to the full extent permitted by Maryland law and further mandates indemnification of Constellation’s directors and officers to the full extent permitted by the MGCL, including advancement of expenses, and permits indemnification of other employees and agents, to such extent as authorized by the board of directors or Constellation’s Bylaws.

Under Maryland law, directors’ and officers’ liability to the corporation or its stockholders for money damages may be expanded or limited, except that liability of a director or officer may not be limited: (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Constellation’s Bylaws obligate it to provide for mandatory indemnification of and advancement of expenses for the benefit of present and former

Exelon Shareholder Rights	Constellation Stockholder Rights

directors and officers of Constellation and directors and officers of Constellation’s direct and indirect wholly-owned subsidiaries to the full extent permitted by Maryland law and further provide that Constellation may indemnify, and advance reasonable expenses to, other employees and agents of Constellation or any subsidiary of Constellation to the extent authorized by the board of directors. The indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which a person may be entitled.

Under Maryland law, a corporation may not indemnify a director or officer if it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding; and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty; or (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a corporation may not indemnify a director or officer who has been adjudged liable in a suit by or in the right of the corporation or in which the director or officer was adjudged liable to the corporation or on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director is fairly and reasonably entitled to indemnification, even though the director did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. Except for a proceeding brought to enforce indemnification or where a resolution of the board of directors or an agreement approved by the board expressly provides otherwise, a corporation may not indemnify a director for a proceeding brought by the director against the corporation.

Exelon Shareholder Rights	Constellation Stockholder Rights
Call of Special Meetings of Shareholders

Exelon’s Amended and Restated Bylaws provide that a special meeting of Exelon’s shareholders may be called at any time by resolution of the board of directors of Exelon or as provided in the terms of its preferred stock. The date fixed for the special meeting of shareholders must not be more than 60 days after the board resolution calling the special meeting.

Exelon’s Amended and Restated Bylaws provide that written notice must be given to each shareholder of record entitled to vote not less than five nor more than 90 days before the date of the special meeting and shall specify the general nature of the business to be transacted. Under Pennsylvania law, if a fundamental change, such as a merger, will be considered at the special meeting, notice to shareholders must be given at least 10 days prior to the date of the special meeting.

Under Pennsylvania law, the shareholders of a registered corporation such as Exelon are not entitled by statute to call a special meeting of the shareholders. Neither Exelon’s Amended and Restated Articles of Incorporation nor Exelon’s Amended and Restated Bylaws give shareholders the right to call a special meeting.

Constellation’s Bylaws provide that special meetings of stockholders may be called by the chairman, president or a majority of the board of directors whenever they deem expedient, or by the secretary upon written request of the holders of shares entitled to cast not less than a majority of all votes entitled to be cast at such meeting. Such request by stockholders shall state the purpose of the meeting and the matters proposed to be acted on. Constellation may request that each stockholder who has requested a special meeting provide the information that the stockholder would be required by Constellation’s Bylaws to provide (as further described below) if the stockholder proposal had been proposed for action at an annual meeting.

Notice in writing or by electronic transmission stating the place, day and hour of such meeting and, in the case of a special meeting, the purpose, shall be given not less than 10 nor more than 90 days before the date of the meeting.

Shareholder Proposals

Exelon’s Amended and Restated Bylaws provide that a shareholder may bring business before an annual meeting, provided timely written notice of such shareholder’s intention to make a proposal is given and is in proper form, whether or not the proposed business is to be included in the corporation’s proxy statement.

To be timely, the notice must be addressed to Exelon’s secretary at the principal executive officers and received by the secretary:

•      not less than 120 days prior to the date the proxy statement was released to shareholders in connection with the preceding year’s annual meeting; or

•      not later than the close of business on the tenth day following public announcement of the date of the annual meeting if public notice of the annual meeting is not made at least 75 days prior to the annual meeting date.

Constellation’s Bylaws contain advance notice procedures for business to be properly brought before an annual meeting of stockholders.

The stockholder must give timely written notice to the secretary of Constellation. To be timely, the notice must be received at the principal office of Constellation:

•      not less than 75 days prior to the anniversary of the date on which notice of the prior year’s annual meeting was given to stockholders; provided, however,

•      if the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice must be received not more than 120 days prior to such annual meeting and not less than the later of 90 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting is made.

Exelon Shareholder Rights	Constellation Stockholder Rights

To be in proper form, the notice must set forth:

•      a description in reasonable detail of the business desired to be brought and the reasons for conducting such business;

•      the name and record address of the shareholder proposing the business and of the beneficial owner, if any, on whose behalf the proposal was made;

•      the class and number of shares and any other ownership interests, including derivatives, hedged positions and other economic or voting interests in the corporation that are owned beneficially and of record by the shareholder proposing such business or by the beneficial owner, if any, on whose behalf the proposal is made;

•      any material interest of the shareholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, in such proposal; and

•      a representation as to whether the shareholder proposing the business combination intends to deliver a proxy statement regarding such matters to the other shareholders of the corporation.

To be in proper form, the notice must set forth in writing as to each matter the stockholder proposes to bring before the annual meeting the following information as to such stockholder and, if applicable, the beneficial owner of stock on whose behalf the nomination is made:

•      the name and address of the stockholder as they appear on Constellation’s books and of the beneficial owner, if any;

•      the class and number of shares of stock of Constellation which are beneficially owned by the stockholder and by the beneficial owner, if any, as of the date of notice, and a representation that the stockholder will notify Constellation in writing of the class and number of shares of stock of Constellation owned of record and beneficially as of the record date;

•      a description of any agreement or understanding with respect to such business between or among the stockholder, the beneficial owner, if any, and any others acting in concert with any of the foregoing, and a representation that the stockholder will notify Constellation in writing of any such agreement in effect as of the record date for the meeting;

•      a description of any agreement or understanding entered into as of the date of the stockholder’s notice by, or on behalf of, the stockholder, the beneficial owner, if any, or any of their respective affiliates or associates, the effect of which is to mitigate loss, manage risk or benefit of share price changes for, or increase or decrease the voting power of any of them with respect to shares of stock of Constellation, and a representation that the stockholder will notify Constellation in writing of any such agreement in effect as of the record date for the meeting;

•      a representation that the stockholder or the beneficial owner, if any, is the holder of record or beneficial owner of shares of stock of Constellation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice; and

•      a representation whether the stockholder or the beneficial owner, if any, intends to deliver a proxy statement or form of proxy to holders of Constellation’s outstanding shares of stock or otherwise to solicit proxies from stockholders in support of the nomination and a description of such intended actions.

Exelon Shareholder Rights	Constellation Stockholder Rights
Shareholder Action by Written Consent

Exelon’s Amended and Restated Bylaws provide that, except as otherwise provided in the terms of any preferred stock, or when shareholders act by unanimous consent to remove a director or directors, the shareholders may only act at a duly organized meeting.

Constellation’s Bylaws provide that, except as otherwise provided under the MGCL, all elections and all other questions shall be decided at a meeting at which a quorum is present.

Under Maryland law, common stockholders of Constellation may take action by unanimous written consent in lieu of a meeting.

Appointment and Removal of Officers

Exelon’s Amended and Restated Bylaws provide that the officers be chosen by the board of directors. Officers will hold their offices at the discretion of the board of directors until death, resignation or removal with or without cause and will have authority and perform such duties as provided by resolutions or orders of the board of directors, or in the absence of controlling provisions in the resolutions or orders, as set forth in Exelon’s Amended and Restated Bylaws. Any vacancy occurring in any office will be filled by the board of directors or by the officer or committee to which power to fill such office has been delegated.	Constellation’s Bylaws provide that the officers be chosen by the board of directors or the CEO if so authorized by a board of directors resolution. Each officer holds office until his or her successor is elected and qualified or appointed, or until his or her earlier removal or resignation. Officers may be removed by the board of directors in its sole judgment, and any officer appointed by the CEO may be removed by the CEO in his or her sole judgment. Any vacancy shall be filled by the board of directors, or by the CEO if authorized by the board of directors, and the officer so elected or appointed shall hold office for the unexpired term in respect of which the vacancy occurred and until his or her successor is duly elected and qualified or appointed.

Dissenters’ Rights

Under Pennsylvania law, a shareholder may dissent from, and receive payment of the fair value of its shares in the event of certain mergers, consolidations, share exchanges, asset transfers and corporate divisions. However, no dissenters’ rights are available with respect to shares which, at the applicable record date, were either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers or held beneficially or of record by more than 2,000 shareholders, unless the shares are of a preferred or special class and the terms of transaction do not require for the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of such class or series.

Under Maryland law, a dissenting or objecting stockholder has the right to demand and receive payment of the fair value of the stockholders’ stock from the successor if (1) the corporation consolidates or merges with another corporation; (2) the corporation’s stock is to be acquired in a statutory share exchange; (3) the corporation transfers its assets in a manner requiring stockholder approval; (4) the corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved in the charter of the corporation; or (5) the transaction is subject to certain provisions of the Maryland Business Combination Act, referred to as the MBCA.

Maryland law provides that a stockholder may not demand the fair value of the stockholder’s stock and

Exelon Shareholder Rights	Constellation Stockholder Rights

is bound by the terms of the transaction if, among other things, (1) the stock is listed on a national securities exchange on the record date for determining stockholders entitled to vote on the matter or, in certain mergers, the date notice is given or waived (except certain mergers where stock held by directors and executive officers is exchanged for merger consideration not available generally to stockholders); (2) the stock is that of the successor in the merger, unless either (A) the merger alters the contract rights of the stock as expressly set forth in the charter and the charter does not reserve the right to do so or (B) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; or (3) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder.

Constellation’s common stock is listed on the NYSE and is expected to be listed on the NYSE on the record date for the Constellation special meeting. Accordingly, holders of Constellation common stock are not expected to be entitled to demand and receive payment of fair value in accordance with the MGCL (commonly referred to as appraisal or dissenters’ rights) in connection with the merger.

Business Combination and Fair Price Provisions

Under Pennsylvania law, Exelon is prohibited from engaging in a “business combination” with an interested shareholder (a person owning at least 20% of the voting power of a corporation) for five years after such shareholder becomes an interested shareholder, unless:

•      the board of directors of Exelon approved the business combination prior to the time such shareholder became an interested shareholder or approved the transaction in which the interested shareholder became an interested shareholder prior to the time of such transaction;

•      the business combination is approved by the affirmative vote of a majority of the shares held by disinterested shareholders, at a meeting called for such purpose no earlier than three months after the date the interested shareholder became an 80% shareholder if the price paid to all shareholders meets the fair price criteria established by the statutory provisions;

Under Maryland law, an interested stockholder is defined to include any person (other than the corporation or its subsidiaries) who, together with its affiliates and associates, is the beneficial owner of shares of stock representing 10% or more of the total voting power of a corporation or an affiliate or associate of the corporation that was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question. The term business combination is broadly defined to include many corporate actions that an interested stockholder might contemplate in order to increase his or her share ownership or reduce his or her acquisition debt. These second tier transactions include any merger or consolidation of the corporation involving an interested stockholder, any disposition of assets of the corporation to an interested stockholder, any issuance to an interested stockholder of securities of the corporation meeting certain threshold amounts and any reclassification of securities of the

Exelon Shareholder Rights	Constellation Stockholder Rights

•      the holders of all the outstanding shares of common stock approve the business combination; or

•      the business combination is approved by the affirmative vote of all of the holders of all of the outstanding common shares entitling such holders to cast a majority of the votes that all shareholders would be entitled to cast in an election of directors, not including any voting shares beneficially owned by the interested shareholder or any affiliate or associate of the interested shareholder, at a meeting called for such purpose no earlier than five years after the interested shareholder became an interested shareholder.

Upon the expiration of the five year period, the corporation may engage in the business combination if it is approved by a majority of shares held by disinterested shareholders at a meeting called for the purpose of approving such combination or by a majority of shares held by all shareholders if the fair price criteria are met.

corporation having the effect of increasing the voting power or proportionate share ownership of an interested stockholder.

Under the MBCA, a business combination with an interested stockholder is subject to a five-year moratorium and, following expiration of this moratorium, must be recommended by the board of directors and approved by the affirmative vote of 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class, and two-thirds of the votes entitled to be cast by holders of voting stock, excluding the shares held by the interested stockholder or its affiliates and associates, voting together as a single class (in addition to any other votes required under law or the corporation’s Charter), unless the transaction is approved by the board of directors prior to the time the interested stockholder first obtained such status or the business combination satisfies certain minimum price, form of consideration and procedural requirements. Constellation has not opted out of the MBCA with regard to the merger.

Control Transactions and Share Acquisitions

Under Pennsylvania law, Exelon’s shareholders may demand that any person or group that acquires at least 20% of the outstanding voting stock of Exelon purchase such demanding shareholder’s stock at its fair value. Fair value is defined as a value not less than the highest price paid per share by the controlling person at any time during the 90-day period ending on the date the person acquired 20% of the voting stock, plus an increment representing any value that may not be reflected in such price.

Under Pennsylvania law, shares of Exelon stock acquired in a “control share acquisition” have no voting rights unless their voting rights are restored by the affirmative vote of a majority of (1) all shares held by disinterested shareholders and (2) all the voting shares of the corporation at a special meeting called for such purpose within 50 days from the delivery of an information statement from the acquiring person to the corporation, or at an annual meeting of the shareholders. A “control share acquisition” is defined as an acquisition by a person of shares of a corporation that would, when added to all voting power of the person, result in such person acquiring for the first time voting

The Maryland Control Share Acquisition Act, referred to as the MCSAA, provides that, subject to certain exceptions, any outstanding shares of a Maryland corporation acquired by a person or group in an acquisition that causes such acquiror to have the power to vote or direct the voting of shares in the election of directors in excess of 10%, 33-1/3% or 50% thresholds shall have only such voting power as shall be accorded by the affirmative vote of the holders of two-thirds of the votes of each voting group entitled to vote separately on the proposal, excluding all interested shares (as defined therein), at a meeting that, subject to certain exceptions, is required to be called for that purpose upon the acquiror’s request. Under the MCSAA, the corporation has a right to redeem outstanding control shares for which stockholders have not approved voting rights.

The Maryland statute permits the Charter or Bylaws of a corporation to exclude from its application share acquisitions occurring after the adoption of the statute. Constellation has elected in its Bylaws to exclude itself from the provisions of the MCSAA.

Exelon Shareholder Rights	Constellation Stockholder Rights

control over 20%, 33- 1/3% or 50% or more of the outstanding shares of the corporation. Where such control-share approval has been obtained, Pennsylvania law (1) mandates severance compensation for eligible employees who are terminated within 90 days before the control-share approval if such termination was pursuant to an agreement with the acquiring person or within 24 months after the control-share approval period and (2) requires the continuation of certain labor contracts relating to business operations owned by a registered corporation at the time of the control-share approval.

The Amended and Restated Articles of Incorporation and Bylaws of Exelon do not contain super-majority voting provisions.

Anti-Green Mail

Pennsylvania law permits a corporation to recover any profit realized by any interested shareholder (a person or group that acquires voting control of at least 20% of the corporation) pursuant to a disposition of stock within 18 months after the person became an interested shareholder if the stock was acquired within two years prior to or 18 months subsequent to the time such person became an interested shareholder.	None.

Transactions With Interested Shareholders

Pennsylvania law requires certain transactions (including mergers) with “interested shareholders” to be approved by a majority of the disinterested shareholders, unless the transaction is (1) approved by a majority of the disinterested directors, (2) one in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring the interested shareholder’s shares or (3) a merger where a party to the merger owns 80% or more of the stock of another party to the merger and is effected by the board of directors without shareholder approval as permitted under the PBCL. “Interested shareholder” is defined as a shareholder who is a party to the transaction or who is treated differently from other shareholders and any person or group of persons that is acting jointly or in concert with the interested shareholder.	See discussion of Maryland “business combination and fair price provisions” and “control transactions and share acquisitions” above.

Exelon Shareholder Rights	Constellation Stockholder Rights

Amendment to Charter and Bylaws

Under Pennsylvania law, Exelon’s Amended and Restated Articles of Incorporation may be amended by the majority vote of all shareholders entitled to vote and, if any class or series is entitled to vote as a class, the majority vote of each such class. Under certain circumstances, Exelon’s Amended and Restated Articles of Incorporation may be amended by the board of directors without shareholder approval, such as where (1) the amendment is restricted to changing the corporate name or adding, changing or eliminating the par value of any class or series of shares if the par value does not have any substantive effect under the terms of that or any other class or series of shares or (2) the corporation has only one class of voting shares outstanding, does not have any class of shares outstanding that is convertible into, junior to, or entitled to participate in contributions with those voting shares and the sole purpose of the amendment is to increase the number of authorized shares to effectuate a stock dividend or stock split.

Exelon’s Amended and Restated Bylaws may be amended or repealed by the board of directors, other than provisions that the PBCL specifies may only be adopted by shareholders or provisions adopted by shareholders, which provide that such provisions may not be amended or repealed by the board of directors.

With the exception of a name change and certain other enumerated minor changes, which do not require stockholder approval, under Maryland law an amendment to Constellation’s Charter must be declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless the charter reduces the required vote to not less than a majority of the outstanding voting power. Constellation’s Charter requires a charter amendment to receive the affirmative vote of a majority of all the votes entitled to be cast on the matter.

Constellation’s Bylaws may be amended or repealed and new bylaws made or adopted only at a meeting of the board of directors, by vote of a majority of the directors or at a meeting of stockholders, by a vote of two-thirds of the stockholders eligible to vote, other than provisions that may only be amended by resolution of the board of directors.

Fundamental Corporate Transactions

Under Pennsylvania law, certain fundamental corporate transactions, such as mergers, consolidation, share exchanges and sales of substantially all assets and dissolutions, must be approved by the board of directors and submitted for a vote of the shareholders. Such fundamental corporate transactions must be approved by the affirmative vote of a majority of the votes actually cast by the shareholders entitled to vote thereon.	Under the MGCL, a board of directors must generally declare a merger, consolidation, share exchange or transfer of all or substantially all of its assets advisable and direct that such transaction be submitted to the stockholders of the corporation for consideration. The transaction must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter, unless the charter provides for a greater or lesser vote (which must be at least a majority of all votes entitled to be cast on the matter). Constellation’s Charter provides that if the board of directors approves the transaction, then only a majority stockholder vote is required.

Shareholder Rights Plan

None.	None.

Exelon Shareholder Rights	Constellation Stockholder Rights

Constituencies Statutes

Pennsylvania law provides that boards of directors, committees of the board and individual directors may, in considering the best interests of the corporation, consider to the extent they deem appropriate:

•      the effects of any action on any or all groups affected by the action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located;

•      the short-term and long-term interests of the corporation, including the benefits that the corporation may enjoy from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation;

•      the resources, intent and conduct, past, stated and potential, of any person seeking to acquire control of the corporation; and

•      all other pertinent factors.

Pennsylvania law also provides that, in considering the best interests of the corporation, the board of directors, committee of the board of directors and individual directors are not required to regard any corporate or other interest as dominant or controlling.

Maryland law provides that a corporation’s charter may include a provision that allows the board of directors, in considering a potential acquisition of control of the corporation, to consider the effect of the potential acquisition of control on:

•      stockholders, employees, suppliers, customers, and creditors of the corporation; and

•      communities in which offices or other establishments of the corporation are located.

Maryland law also provides that the inclusion or omission of a provision in the charter that allows the board of directors to consider the effect of a potential acquisition of control on persons specified above does not create an inference concerning factors that may be considered by the board of directors regarding a potential acquisition of control. Constellation’s Charter does not include such a provision

Derivative Suits

Under Pennsylvania law, a shareholder may maintain a derivative suit even if the shareholder was not a shareholder at the time of the alleged wrongdoing, if a court determines that a preliminary showing has been made that there is a strong prima facie case in favor of the claim and that serious injustice would result without such suit.	Under Maryland law, a stockholder may not maintain a derivative suit unless he or she was a stockholder at the time the event complained of occurred (or whose shares devolved upon him or her since by operation of law).

LEGAL MATTERS

The validity of the shares of Exelon common stock to be issued in the merger will be passed upon by Ballard Spahr LLP. Certain U.S. federal income tax consequences relating to the merger and the transactions contemplated by the merger agreement will be passed upon by Kirkland & Ellis LLP for Constellation and by Skadden, Arps, Slate, Meagher & Flom LLP for Exelon.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s report on Internal Control over Financial Reporting) of Exelon Corporation incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements, the related financial statement schedule, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s report on Internal Control over Financial Reporting) of Constellation Energy Group, Inc. incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Constellation Energy Nuclear Group, LLC, incorporated in this joint proxy statement/prospectus by reference to Constellation Energy Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

Exelon

Exelon will hold an annual meeting in 2012 regardless of whether the merger has been completed.

In Exelon’s proxy statement for its 2011 annual meeting of shareholders, held on May 3, 2011, Exelon disclosed that for inclusion in the proxy statement and form of proxy relating to the 2012 annual meeting of shareholders, shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act must have been received by Exelon on or before November 25, 2011. Exelon intends to advance the date of its annual meeting by more than thirty days, to April 2, 2012, in order to accommodate scheduling conflicts. Accordingly, for inclusion in the proxy statement and form of proxy for the 2012 annual meeting of shareholders Exelon must receive shareholder proposals on or before November 4, 2011. Shareholder proposals should be sent to the Corporate Secretary, Exelon Corporation, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398. Exelon will consider only proposals meeting the requirements of the applicable rules of the SEC. Under Exelon’s Bylaws, the proposal must also disclose fully all ownership interests the proponent has in Exelon and contain a representation as to whether the shareholder has any intention of delivering a proxy statement to the other shareholders of Exelon.

An Exelon shareholder who otherwise intends to present business at the Exelon 2012 annual meeting of shareholders, or who wishes to nominate a person for election to the Exelon board of directors, must comply with

Exelon’s Bylaws. Exelon’s Bylaws require, among other things, that for a shareholder to bring any matter before the 2012 annual meeting that is not included in the 2012 proxy statement, the shareholder’s written notice must be received by the Corporate Secretary not less than 120 days prior to the first anniversary of the 2011 annual meeting, which will be January 4, 2012. Exelon’s Bylaws require, among other things, that a shareholder who wishes to recommend a candidate (including a self-nomination) to be considered by the Exelon corporate governance committee for nomination as a director must submit the recommendation in writing to the corporate governance committee. The corporate governance committee will consider all recommended candidates and self-nominees when making its recommendation to the full board of directors to nominate a slate of directors for election. To be timely for the Exelon 2012 annual meeting of shareholders, a shareholder must either submit a recommendation to the corporate governance committee or provide the proper notice and the other information required by Exelon’s Bylaws. The Bylaws currently require that the notice of the proposed nomination must be received by Exelon no later than Friday, November 25, 2011. The Exelon shareholders notice must contain and be accompanied by certain information as specified in Exelon’s Bylaws. Please review the Bylaws on Exelon’s website to determine if any changes to the nomination process or requirements have been made.

Constellation

Constellation does not intend to hold a 2012 annual meeting of stockholders unless the merger is not completed.

Any Constellation stockholder who desires to include a proposal in the proxy statement for the 2012 annual meeting must deliver it so that it is received by December 16, 2011. In addition, a stockholder must meet all requirements under the rules of the SEC necessary to have a proposal included in Constellation’s proxy statement.

Under the Constellation Bylaws, any stockholder who wants to propose a nominee for election as a director, or to present any other proposal, at the 2012 annual meeting must deliver the proposal so it is received by January 28, 2012. Under Constellation’s Bylaws, however, if the date of the 2012 annual meeting is changed so that it is more than 30 days earlier or more than 60 days later than May 27, 2012, any such proposals must be delivered not more than 120 days prior to the 2012 annual meeting and not less than the later of (1) 90 days prior to the 2012 annual meeting or (2) 10 days following the day on which we first publicly announce the date of the 2012 annual meeting.

Any proposals must be sent, in writing, to the Corporate Secretary, Constellation Energy Group, Inc., 100 Constellation Way, Suite 1800P, Baltimore, Maryland 21202. Proposals will not be accepted by facsimile or electronic transmission.

WHERE YOU CAN FIND MORE INFORMATION

Exelon and Constellation file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Exelon and Constellation, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult Exelon’s or Constellation’s respective websites for more information concerning the merger described in this joint proxy statement/prospectus. Exelon’s website is www.exeloncorp.com. Constellation’s website is constellation.com. We provide additional information at http://www.exelonconstellationmerger.com. We do not incorporate by reference into this joint proxy statement/prospectus information included on these websites.

Exelon has filed with the SEC a registration statement to register the shares of Exelon common stock to be issued to Constellation stockholders in connection with the merger. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of Exelon, in addition to being a proxy statement of Exelon for its special shareholder meeting and of Constellation for its special stockholder meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Exelon common stock. The rules and regulations of the SEC allow Exelon and Constellation to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Exelon and Constellation to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Exelon and Constellation have previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. They contain important information about Exelon and Constellation, the financial condition of each company and other matters.

Exelon Filings (File No. 001-16169):

Exelon Filing	Period

Annual Report on Form 10-K	Filed on February 10, 2011 for the fiscal year ended December 31, 2010.

Proxy Statement on Schedule 14A	Filed on March 24, 2011, in connection with the solicitation of proxies for the Exelon 2011 annual meeting of shareholders.

Quarterly Reports on Form 10-Q	Filed on April 27, 2011 for the fiscal quarter ended March 31, 2011 and filed on July 27, 2011 for the fiscal quarter ended June 30, 2011.

Current Reports on Form 8-K	Filed on January 3, 2011, February 22, 2011, March 16, 2011, March 23, 2011, March 24, 2011, April 28, 2011, April 28, 2011, May 5, 2011, May 12, 2011, May 20, 2011, May 25, 2011, May 26, 2011, June 30, 2011, August 3, 2011, August 22, 2011, August 25, 2011, September 9, 2011, September 30, 2011 and October 7, 2011 (other than documents or portions of those documents not deemed to be filed).

Description of Exelon common stock	Contained in Exelon’s Registration Statement (File No. 333-37082) on Form S-4, filed on May 15, 2000, set forth under the heading “Description of Exelon Capital Stock,” including all amendments and reports filed for the purpose of updating such description.

Constellation Filings (File No. 001-12869):

Constellation Filing	Period
Annual Report on Form 10-K	Filed on March 1, 2011 for the fiscal year ended December 31, 2010.

Proxy Statement on Schedule 14A	Filed on April 15, 2011, in connection with the solicitation of proxies for the Constellation 2011 annual meeting of stockholders.

Quarterly Reports on Form 10-Q	Filed on May 9, 2011 for the fiscal quarter ended March 31, 2011 and filed on August 8, 2011 for the fiscal quarter ended June 30, 2011.

Current Reports on Form 8-K	Filed on April 28, 2011, April 28, 2011, May 27, 2011 and June 30, 2011 (other than documents or portions of those documents not deemed to be filed).

This joint proxy statement/prospectus also incorporates by reference all additional documents that may be filed by Exelon and Constellation with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the later to occur of the date of the Exelon special meeting and the date of the Constellation special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements (other than portions of those documents deemed to have been furnished and not filed).

Constellation has supplied all information relating to Constellation; Exelon has supplied all information relating to Exelon.

Exelon and Constellation shareholders can obtain any document incorporated by reference into this joint proxy statement/prospectus from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit into this joint proxy statement/prospectus, the exhibit will also be provided without charge by requesting it in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Exelon Corporation	Constellation Energy Group, Inc.
shareholders should contact	stockholders should contact
MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Call toll free: (800) 322-2885 or call collect: (212) 929-5500 Email: proxy@mackenziepartners.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders call toll-free: (877) 800-5182 Banks and brokers call collect: (212) 750-5833

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. This joint proxy statement/prospectus is dated October 11, 2011 and the information contained in this joint proxy statement/prospectus speaks only as of such date. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to Exelon and Constellation shareholders nor the issuance of Exelon common stock in the merger create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

EXELON CORPORATION,

BOLT ACQUISITION CORPORATION

and

CONSTELLATION ENERGY GROUP, INC.

Dated as of April 28, 2011

A-i

A-ii

EXHIBITS

Exhibit A	Post-Merger Governance of Parent

A-iii

AGREEMENT AND PLAN OF MERGER, dated as of April 28, 2011 (this “Agreement”), by and among Exelon Corporation, a Pennsylvania corporation (“Parent”), Bolt Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Constellation Energy Group, Inc., a Maryland corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each determined that the transactions described herein, upon the terms and subject to the conditions set forth herein, are consistent with, and will further, their respective business strategies and goals;

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have (a) approved this Agreement, the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the applicable provisions of the Maryland General Corporation Law (the “MGCL”) and the other transactions contemplated hereby and (b) determined that the terms of this Agreement, the Merger and the other transactions contemplated hereby are advisable, fair to and in the best interests of their respective corporations and their respective stockholders;

WHEREAS, for Federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, and that this Agreement will be, and hereby is, adopted as a plan of reorganization; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration for the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“Affiliate” means as to any Person, any other Person which, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Articles of Merger” has the meaning set forth in Section 2.3.

“Assumed Stock Option” has the meaning set forth in Section 3.2(a).

“Atomic Energy Act” has the meaning set forth in Section 4.3(c).

“Benefit Plans” means, with respect to any entity, any compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), including bonus, cash- or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements, that are sponsored, maintained or contributed by such entity or any of its Subsidiaries for the benefit of current or former directors, officers or employees of such entity or any of its Subsidiaries or any dependent or beneficiary thereof.

“BGE” means Baltimore Gas and Electric Company.

“Burdensome Action” means (a) any action that involves divesting, holding separate or otherwise transferring control over any nuclear or hydroelectric or pumped-storage generation assets of Parent, the Company or any of their respective Subsidiaries or Affiliates unless otherwise agreed by the Chief Executive Officers of each of Parent and the Company or (b) any action (including, as applicable, any action that involves divesting, holding separate or otherwise transferring control over base-load capacity), without including those actions that are proposed by the parties’ mutually agreed-upon analysis of the mitigation sufficient to address the increased market concentration resulting from the Merger set forth in the “Appendix A” analysis to be filed by the parties as part of their application under Section 203 of the FPA with FERC and the concessions announced by the Company and Parent in the press release announcing the execution of this Agreement, would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent or the Company. The parties agree that the actions set forth in such “Appendix A” analysis and the concessions announced by the Company and Parent in the press release announcing the execution of this Agreement are not in and of themselves a Burdensome Action.

“Burdensome Order” has the meaning set forth in Section 7.1(c)(ii).

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by Law or executive order to be closed.

“Cancelled Shares” has the meaning set forth in Section 3.1(b).

“CENG” means Constellation Energy Nuclear Group LLC and its Subsidiaries.

“CENG Financial Statements” has the meaning set forth in Section 4.4(c).

“Cleanup” means all actions required to: (a) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (d) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” has the meaning set forth in the Recitals to this Agreement.

“ComEd Warrants” has the meaning set forth in Section 5.2(b).

“Company” has the meaning set forth in the Preamble to this Agreement.

“Company Acquisition Proposal” means any offer, proposal or indication of interest received from a third party (other than a party to this Agreement) providing for any Company Acquisition Transaction.

“Company Acquisition Transaction” means any transaction or series of transactions involving: (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving the

Company; (b) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding Company Common Stock; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof); or (d) any liquidation or dissolution of the Company or any of its material Subsidiaries.

“Company Approvals” has the meaning set forth in Section 4.3(c).

“Company Approved VaR Limit” has the meaning set forth in Section 4.25(a).

“Company Benefit Plans” has the meaning set forth in Section 4.9(a).

“Company Budget and Capital Expenditure Plan” has the meaning set forth in Section 6.1(b)(iv).

“Company Change of Recommendation” has the meaning set forth in Section 6.4(d).

“Company Common Stock” has the meaning set forth in Section 3.1(a).

“Company’s Counsel” has the meaning set forth in Section 6.16.

“Company Designees” has the meaning set forth in Exhibit A to this Agreement.

“Company Disclosure Schedule” has the meaning set forth in the preamble to Article IV.

“Company Employees” has the meaning set forth in Section 4.15(a).

“Company Equity Awards” has the meaning set forth in Section 4.2(e).

“Company Financial Advisor” has the meaning set forth in Section 4.22.

“Company Joint Venture” means (i) CENG and (ii) any Joint Venture of the Company or any Subsidiary of the Company in which the invested capital associated with the Company’s or such Subsidiary’s interest exceeds $50 million.

“Company Material Adverse Effect” means any event, change, effect, development, condition or occurrence that (I) is materially adverse on or with respect to the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development, condition or occurrence: (a) in or generally affecting the economy or the financial, commodities or securities markets in the United States or elsewhere in the world or the industry or industries in which the Company or its Subsidiaries operate generally, or (b) resulting from or arising out of (i) any changes or developments in national or regional wholesale or retail markets for electric power, capacity or fuel or related products, (ii) any changes or developments in national or regional electric transmission or distribution systems, (iii) the pendency or announcement of or compliance with this Agreement or the transactions contemplated hereby ( provided that the exceptions in this clause (iii) shall not apply to any representation or warranty contained in Article IV (or any portion thereof) or Section 7.3(a) to the extent that it purports to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (iv) any departure or termination of any officers, directors, employees or independent contractors of the Company, any of its Subsidiaries or any Company Joint Venture, (v) any changes in GAAP or accounting standards or interpretations thereof, (vi) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism or (vii) the failure of the

Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect), to the extent, in each of clauses (a) and (b)(i), (ii), (v) or (vi), that such event, change, effect, development, condition or occurrence does not affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business and industries in which the Company and its Subsidiaries operate; or (II) would prevent or materially delay the Company from consummating the transactions contemplated by this Agreement or otherwise prevent or materially delay the Company from performing its obligations under this Agreement.

“Company Material Contracts” has the meaning set forth in Section 4.21(a).

“Company Nuclear Facilities” has the meaning set forth in Section 4.20.

“Company Permits” has the meaning set forth in Section 4.7(b).

“Company Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice; (c) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet; (d) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company consistent with past practice; (e) licenses of or other grants of rights to use Intellectual Property not incurred in connection with the borrowing of money; or (f) which does not and would not reasonably be expected to materially impair the continued use of any owned real property or leased real property of the Company or any of its Subsidiaries as currently operated.

“Company Power Purchaser” has the meaning set forth in Section 4.21(a)(i).

“Company Preferred Stock” has the meaning set forth in Section 4.2(a).

“Company Recommendation” has the meaning set forth in Section 4.3(b).

“Company RSUs” has the meaning set forth in Section 3.2(c).

“Company SEC Documents” has the meaning set forth in Section 4.4(a).

“Company Stock Option” has the meaning set forth in Section 3.2(a).

“Company Stock Plans” means the Company’s 1995 Long-Term Incentive Plan, 2002 Senior Management Long-Term Incentive Plan, Amended and Restated 2007 Long-Term Incentive Plan, Amended and Restated Management Long-Term Incentive Plan, and Executive Long-Term Incentive Plan.

“Company Stockholder Approval” has the meaning set forth in Section 4.18.

“Company Stockholders’ Meeting” has the meaning set forth in Section 6.6(c).

“Company Superior Offer” means a bona fide written Company Acquisition Proposal (for purposes of this definition, replacing all references in such definition to twenty percent (20%) with fifty percent (50%)) on terms that the Company’s Board of Directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, would be, if consummated, more favorable to the Company’s stockholders than the Merger and the transactions contemplated by this Agreement (including any proposal by Parent to amend the terms of this Agreement) from a financial point of view, after taking into account, to the extent applicable, all legal, financial, regulatory and other aspects of the Company Acquisition Proposal that the Board of Directors of the Company considers relevant, including the identity of the Person making the Company Acquisition Proposal and the likelihood and timing of consummation.

“Company Termination Fee” means a fee payable by the Company in the amount of $200,000,000.

“Company Trading Policies” has the meaning set forth in Section 4.25(a).

“Company Trading Portfolio” has the meaning set forth in Section 4.25(b).

“Confidentiality Agreement” has the meaning set forth in Section 6.3(b).

“Continuing Employee” has the meaning set forth in Section 6.7(a).

“Contract” means any written or oral agreement, undertaking, contract, commitment, lease, license, permit, franchise, concession, deed of trust, contract, note, bond, mortgage, indenture, arrangement or other instrument or obligation.

“Control” (including, with its correlative meanings, “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA; (b) under Section 302 of ERISA; (c) under Sections 412 and 4971 of the Code; or (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, other than, in each case, such liabilities that arise solely out of, or relate solely to, the Benefit Plans, in the case of the Controlled Group Liabilities relating to the Company and its Affiliates, set forth on Section 4.9(a) of the Company Disclosure Schedule and, in the case of the Controlled Group Liabilities relating to Parent and its Affiliates, set forth on Section 5.9(a) of the Parent Disclosure Schedule.

“Derivative Product” means any (a) swap, cap, floor, collar, futures Contract, forward Contract, option and any other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including electricity (including capacity and ancillary services products related thereto), natural gas, crude oil, coal and other commodities, emissions allowances, weather, renewable energy credits, currencies, interest rates and indices; and (b) forward Contracts for delivery of electricity (including capacity and ancillary service products thereto), natural gas, crude oil, petcoke, lignite, coal and other commodities and emissions and renewable energy credits.

“Effective Time” has the meaning set forth in Section 2.3.

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Environment” means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life and natural resources.

“Environmental Claim” means any claim, action, investigation or notice (written or oral) by any Person or other entity alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of or exposure of any

Person to any Hazardous Materials at any location; or (b) any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any Law or any binding agreement issued or entered by or with any Governmental Entity relating to: (a) protection of human health (as it relates to the management of or exposure to Hazardous Materials) or the protection of the Environment, including pollution, contamination, Cleanup, preservation, protection and reclamation of the Environment; (b) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and Cleanup of any such Release or threatened Release; (c) the management of any Hazardous Materials, including the use, labeling, manufacture, processing, disposal, storage, treatment, transport or recycling of any Hazardous Materials; or (d) the presence of Hazardous Materials in any building, physical structure, product or fixture.

“Equity Interests” has the meaning set forth in the definition of “Joint Venture” in this Section 1.1.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that would be deemed to be a single employer with another person for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

“Exchange Act” has the meaning set forth in Section 4.3(c).

“Exchange Agent” has the meaning set forth in Section 3.4(a).

“Exchange Fund” has the meaning set forth in Section 3.4(a).

“Exchange Ratio” has the meaning set forth in Section 3.1(a).

“Existing Agreements” has the meaning set forth in Section 6.3(b).

“Fair Value” means fair value determined in accordance with Statement of Financial Accounting Standards Number 157.

“FCC” has the meaning set forth in Section 4.3(c).

“FERC” has the meaning set forth in Section 4.3(c).

“FERC Approval” has the meaning set forth in Section 4.3(c).

“Form S-4” has the meaning set forth in Section 4.12.

“FPA” has the meaning set forth in Section 4.1(c).

“GAAP” has the meaning set forth in Section 4.4(b).

“Governmental Entity” has the meaning set forth in Section 4.3(c).

“Hazardous Materials” means any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“HSR Act” has the meaning set forth in Section 4.3(c).

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person; (b) all obligations of such Person evidenced by bonds, debentures, notes or other debt securities or warrants or other rights to acquire any debt securities of such Person; (c) all capitalized lease or leveraged lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment; (d) all obligations of such Person pursuant to securitization or factoring programs or arrangements; and (e) all “keep well” and other obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others.

“Indemnified Party” has the meaning set forth in Section 6.11(a).

“Intellectual Property” means all material intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign: (a) trademarks, trade names, service marks, service names, logos, assumed names, domain names and other similar designations of source or origin, and any registrations, applications and renewals for any of the foregoing, together with the goodwill symbolized by any of the foregoing; (b) copyrights, works of authorship, database rights, and all registrations, applications and renewals for any of the foregoing; (c) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof; (d) rights in computer software (including source code and object code, data, databases and related documentation); and (e) proprietary inventions (whether or not patentable or reduced to practice), improvements, processes, know-how and trade secrets.

“ISO” has the meaning set forth in Section 4.21(a)(i).

“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 4.12.

“Joint Venture” of a Person means any Person that is not a Subsidiary of such first Person, in which such first Person or one or more of its Subsidiaries owns directly or indirectly any share, capital stock, partnership, membership or similar interest of any Person or any option therefor (collectively, “Equity Interests”), other than Equity Interests that represent less than 10% of each class of the outstanding voting securities or other Equity Interests of such second Person.

“Knowledge” means (a) with respect to Parent, the actual knowledge of the executive officers of Parent or the Persons listed in Section 1.1 of the Parent Disclosure Schedule and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 1.1 of the Company Disclosure Schedule.

“Law” means any applicable federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, Order, administrative or judicial doctrine or agency requirement of any Governmental Entity.

“Lien” means any lien, claim, mortgage, encumbrance, pledge, security interest, equity or charge of any kind.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Sub” has the meaning set forth in the Preamble to this Agreement.

“MGCL” has the meaning set forth in the Recitals to this Agreement.

“MPSC” has the meaning set forth in Section 4.3(c).

“NDF” means a NDT that is not a QDF.

“NDT” means a nuclear decommissioning reserve fund (within the meaning of Section 468A of the Code) maintained by any Person or any of its Subsidiaries.

“NERC” means the North American Electric Reliability Corporation, any regional reliability entity and any successor agency.

“Net Company Position” has the meaning set forth in Section 4.25(b).

“Net Parent Position” has the meaning set forth in Section 5.24(b).

“NewEnergy Business” means the Company’s competitive supply business, including (a) the wholesale commodities, trading and upstream gas business lines currently primarily operated by Constellation Energy Commodities Group, Inc. and (b) the retail electric and gas, solar, energy efficiency and energy services business lines currently primarily operated by Constellation NewEnergy, Inc., Constellation Energy Projects & Services Group, Inc. and BGE Home Products and Services, Inc.

“NRC” has the meaning set forth in Section 4.3(c).

“NRC Approval” has the meaning set forth in Section 4.3(c).

“NYPSC” has the meaning set forth in Section 4.3(c).

“NYSE” has the meaning set forth in Section 3.1(d).

“Order” means any: (a) order, judgment, injunction, edict, decree, ruling, determination, decision, opinion, verdict, sentence or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any Governmental Entity or any duly appointed or constituted arbitrator or arbitration panel; or (b) Contract with any Governmental Entity entered into in connection with any legal proceeding.

“Organizational Documents” means with respect to any entity, its certificate or articles of incorporation, bylaws and any other charter or similar organizational documents or agreement of such entity.

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Parent Acquisition Proposal” means any offer, proposal or indication of interest received from a third party (other than a party to this Agreement) providing for any Parent Acquisition Transaction.

“Parent Acquisition Transaction” means any transaction or series of transactions involving: (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving Parent; (b) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding Parent Common Stock; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole (based on the fair market value thereof); or (d) any liquidation or dissolution of Parent or any of its material Subsidiaries.

“Parent Approvals” has the meaning set forth in Section 5.3(c).

“Parent Approved VaR Limit” has the meaning set forth in Section 5.24(a).

“Parent Benefit Plans” has the meaning set forth in Section 5.9(a).

“Parent Change of Recommendation” has the meaning set forth in Section 6.5(d).

“Parent Common Stock” has the meaning set forth in Section 3.1(a).

“Parent’s Counsel” has the meaning set forth in Section 6.16.

“Parent Designees” has the meanings set forth in Exhibit A to this Agreement.

“Parent Disclosure Schedule” has the meaning set forth in the preamble to Article V.

“Parent Employees” has the meaning set forth in Section 5.15(a).

“Parent Equity Awards” has the meaning set forth in Section 5.2(f).

“Parent Financial Advisors” has the meaning set forth in Section 5.21.

“Parent Incentive Plan” has the meaning set forth in Section 5.2(a).

“Parent Material Adverse Effect” means any event, change, effect, development, condition or occurrence that (I) is materially adverse on or with respect to the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development, condition or occurrence: (a) in or generally affecting the economy or the financial, commodities or securities markets in the United States or elsewhere in the world or the industry or industries in which Parent or its Subsidiaries operate generally, or (b) resulting from or arising out of (i) any changes or developments in national or regional wholesale or retail markets for electric power, capacity or fuel or related products, (ii) any changes or developments in national or regional electric transmission or distribution systems, (iii) the pendency or announcement of or compliance with this Agreement or the transactions contemplated hereby ( provided that the exceptions in this clause (iii) shall not apply to any representation or warranty contained in Article V (or any portion thereof) or Section 7.2(a) to the extent that it purports to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (iv) any departure or termination of any officers, directors, employees or independent contractors of Parent, any of its Subsidiaries or any Joint Venture of Parent, (v) any changes in GAAP or accounting standards or interpretations thereof, (vi) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism or (vii) the failure of Parent to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Parent Material Adverse Effect), to the extent, in each of clauses (a) and (b)(i), (ii), (v) or (vi), that such event, change, effect, development, condition or occurrence does not affect Parent and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business and industries in which Parent and its Subsidiaries operate; or (II) would prevent or materially delay Parent from consummating the transactions contemplated by this Agreement or otherwise prevent or materially delay Parent from performing its obligations under this Agreement.

“Parent Material Contracts” has the meaning set forth in Section 5.20(a).

“Parent Nuclear Facilities” has the meaning set forth in Section 5.19.

“Parent Permits” has the meaning set forth in Section 5.7(b).

“Parent Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice; (c) which is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet; (d) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Parent consistent with past practice; (e) licenses of or other grants of rights to use Intellectual Property not incurred in connection with the borrowing of money; or (f) which does not and would not reasonably be expected to materially impair the continued use of any owned real property or leased real property of Parent or any of its Subsidiaries as currently operated.

“Parent Power Purchaser” has the meaning set forth in Section 5.20(a)(i).

“Parent Preferred Stock” has the meaning set forth in Section 5.2(a).

“Parent Recommendation” has the meaning set forth in Section 5.3(b).

“Parent RSUs” has the meaning set forth in Section 6.2(b)(vii).

“Parent SEC Documents” has the meaning set forth in Section 5.4(a).

“Parent Stock Option” means an option to acquire shares of Parent Common Stock.

“Parent Stockholder Approval” has the meaning set forth in Section 5.18(a).

“Parent Stockholders’ Meeting” has the meaning set forth in Section 6.6(b).

“Parent Superior Offer” means a bona fide written Parent Acquisition Proposal (for purposes of this definition, replacing all references in such definition to twenty percent (20%) with fifty percent (50%)) on terms that Parent’s Board of Directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, would be, if consummated, more favorable to Parent’s stockholders than the Merger and the transactions contemplated by this Agreement (including any proposal by the Company to amend the terms of this Agreement) from a financial point of view, after taking into account, to the extent applicable, all legal, financial, regulatory and other aspects of the Parent Acquisition Proposal that the Board of Directors of the Company considers relevant, including the identity of the Person making the Parent Acquisition Proposal and the likelihood and timing of consummation.

“Parent Termination Fee” means a fee payable by Parent in the amount of $800,000,000.

“Parent Trading Policies” has the meaning set forth in Section 5.22(a).

“Parent Trading Portfolio” has the meaning set forth in Section 5.22(b).

“PECO” means PECO Energy Company.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Power Agreement” has the meaning set forth in Section 6.1(b)(xix).

“PUCT” has the meaning set forth in Section 4.3(c).

“PURPA” has the meaning set forth in Section 4.1(c).

“QDF” means a NDT that is treated as a “qualified nuclear decommissioning fund” within the meaning of Treasury Regulation Section 1.468A-1(b)(4) and Treasury Regulation Section 1.468A-5.

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the FPA, the Atomic Energy Act, the rules and regulations of the NYPSC, MPSC and PUCT and all other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (a) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition; (b) regulate energy, power or rates thereof; or (c) protect the national security or the national economy of any nation.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the indoor or outdoor Environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the migration of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” has the meaning set forth in Section 6.3(a).

“Requisite Regulatory Approvals” has the meaning set forth in Section 7.1(c)(i).

“Restraints” has the meaning set forth in Section 7.1(b).

“Restricted Shares” has the meaning set forth in Section 3.2(b).

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.4(a).

“SEC” has the meaning set forth in Section 4.4(a).

“Second Request” has the meaning set forth in Section 6.8(b).

“Securities Act” has the meaning set forth in Section 4.3(c).

“Share” has the meaning set forth in Section 3.1(a).

“Significant Subsidiary” of any Person means a Subsidiary of such Person that would constitute a “significant subsidiary” of such Person within the meaning of Rule 1.02(w) of Regulation S-X as promulgated by the SEC.

“Stock Issuance” has the meaning set forth in Section 5.3(b).

“Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (a) more than fifty percent (50%) of the (i) voting power of the outstanding voting securities or (ii) outstanding economic equity interest is directly or indirectly owned by such party; or (b) such party or any Subsidiary of such party is a general partner on the date hereof (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership); provided, however , that, with respect to the Company or any of its Subsidiaries, CENG shall not be deemed to be a Subsidiary.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Surviving Corporation Plans” has the meaning set forth in Section 6.7(a).

“Takeover Law” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state antitakeover Law and regulation.

“Tax Return” means any return, report, form or similar filing (including any elections, declarations or attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Tax” or “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, whether disputed or not.

“Termination Date” has the meaning set forth in Section 6.1(a).

“VaR” means the value-at-risk of the mark-to-market portfolios of a Person and its marketing and trading Subsidiaries based on a four standard deviation move in prices and a one-day holding period.

“WARN Act” has the meaning set forth in Section 4.15(b).

“Willful Breach” means a material breach that (a) is a consequence of an act or failure to act of an executive officer of the party taking such act or failing to take such act with the actual knowledge that the taking of such act or the failure to take such act would, or would be reasonably expected to, cause a breach of this Agreement; and (b) would prevent or materially delay the Closing or give another party to this Agreement the right not to consummate the Merger.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease. The Company shall continue as the Surviving Corporation and shall continue to be governed by the laws of the State of Maryland (as such, the “Surviving Corporation”). At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Chicago time, on a date to be specified by the parties hereto, which date shall be no later than the third (3 rd) Business Day after all of the conditions set forth in Article VII have been fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) (the “Closing Date”), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 155 North Wacker Drive, Chicago, Illinois 60606, unless another time, date or place is agreed to by the parties hereto.

Section 2.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Parent and the Company shall file for record articles of merger (“Articles of Merger”) with the State Department of

Assessments and Taxation of the State of Maryland, in such form as required by, and executed in accordance with, the MGCL. Unless otherwise mutually agreed upon by Parent and the Company, the Merger shall become effective at such time as the Articles of Merger are duly accepted for record by the State Department of Assessments and Taxation of the State of Maryland, or at such later time (not to exceed thirty (30) days after such acceptance) as Parent and the Company shall agree and specify in the Articles of Merger. As used herein, the “Effective Time” shall mean the time at which the Merger shall become effective.

Section 2.4 Charter and By-laws of the Surviving Corporation.

(a) At the Effective Time, the charter of the Company will be amended and restated so that the charter of the Surviving Corporation shall be substantially similar to the charter of Merger Sub as in effect immediately prior to the Effective Time, subject to Section 6.11(a), until thereafter amended in accordance with the provisions thereof and hereof and applicable Law.

(b) At the Effective Time, the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law.

Section 2.5 Directors and Officers of the Surviving Corporation.

(a) The Articles of Merger will provide that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office until their respective successors are elected and qualify, or their earlier death, resignation or removal.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are elected and qualify, or their earlier death, resignation or removal.

Section 2.6 Post-Merger Governance of Parent.

(a) Parent shall take all necessary corporate action to cause the following to occur as of the Effective Time or as otherwise provided in Exhibit A : (i) the number of directors constituting the Board of Directors of Parent shall be as set forth in Exhibit A hereto, with the identity of the Parent Designees (as such term is used in Exhibit A hereto) and the Company Designees (as such term is used in Exhibit A hereto) to be determined in accordance with the provisions of Exhibit A hereto; and (ii) the committees of the Board of Directors of Parent, and the composition thereof, shall be as set forth in Exhibit A hereto.

(b) Parent’s Board of Directors shall cause the current Chairman of the Board and Chief Executive Officer of the Company to be appointed as the Executive Chairman of the Board of Directors of Parent, effective as of, and conditioned upon the occurrence of, the Effective Time. The roles and responsibilities of the Executive Chairman of the Board of Directors and the Chief Executive Officer of Parent following the Effective Time shall be as specified on Exhibit A hereto.

(c) During the ten-year period immediately following the Effective Time, the Surviving Corporation shall provide, directly or indirectly, charitable contributions and traditional local community support within the service areas of the Company and each of its Subsidiaries at levels substantially comparable to the levels of charitable contributions and community support provided by the Company and such Subsidiaries within their service areas within the two-year period immediately prior to the Effective Time.

ARTICLE III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Subject to Sections 3.1(b) and 3.1(d), each issued and outstanding share of common stock, without par value, of the Company (such shares, collectively, “Company Common Stock”) outstanding immediately prior to the Effective Time (each such share, a “Share”), other than any Cancelled Shares, shall thereupon be converted automatically into and shall thereafter represent the right to receive 0.9300 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, without par value (“Parent Common Stock”), of Parent (the “Merger Consideration”). As a result of the Merger, at the Effective Time, each holder of Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of such Shares which are issued and outstanding immediately prior to the Effective Time, any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.1(d) and any dividends or other distributions payable pursuant to Section 3.4(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such Shares in accordance with Section 3.4(b).

(b) Each Share that is owned by Parent, Merger Sub or the Company (or any wholly-owned Subsidiary of Parent or the Company) immediately prior to the Effective Time (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Shares pursuant to Section 3.1, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 3.1(d), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 3.1 (or would be entitled but for this Section 3.1(d)) and (ii) an amount equal to the average of the closing sale prices of Parent Common Stock on the New York Stock Exchange or successor to the New York Stock Exchange (the “NYSE”) as reported in the Wall Street Journal for each of the ten (10) consecutive trading days ending with the second complete trading day prior to the Closing Date (not counting the Closing Date).

(e) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio, the Merger Consideration and any other similarly dependent items shall be equitably adjusted; provided, however, that nothing in this Section 3.1(e) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 3.2 Treatment of Company Equity-Based Awards.

(a) Each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) granted under the Company Stock Plans, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be assumed and automatically and without any action on the part of the holders thereof, be converted into an option (each, an “Assumed Stock Option”), on the same terms and conditions (except as provided in this Section 3.2(a)) as were applicable under such

Company Stock Option immediately prior to the Effective Time, to purchase that number of shares of Parent Common Stock equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock Option and (ii) the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock. The per-share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Stock Options will be equal to the quotient determined by dividing (i) the exercise price per share of Company Common Stock at which the Company Stock Options were exercisable immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting per-share exercise price up to the nearest whole cent. Each Assumed Stock Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested immediately prior to the Effective Time, except to the extent such Assumed Stock Option by its terms in effect prior to the date hereof and not otherwise amended prior to the Effective Time provides for acceleration of vesting. As soon as reasonably practicable following the Closing Date, Parent will deliver to each Person who holds an Assumed Stock Option a document evidencing the foregoing assumption of such Assumed Stock Option by Parent.

(b) At the Effective Time, each award of restricted Company Common Stock granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (the “Restricted Shares”) shall, as of the Effective Time, become vested on a pro rata basis (determined based on the number of months from the start of the applicable restricted period to the Effective Time) in accordance with the applicable Company Stock Plan and award agreement pursuant to which such award was granted. To the extent such Restricted Shares become so vested, such Restricted Shares shall be exchanged for Merger Consideration in accordance with the provisions of Section 3.1. To the extent such Restricted Shares do not become so vested and remain subject to vesting restrictions as of the Effective Time, such Restricted Shares shall be assumed and automatically and without any action on the part of the holder thereof, be converted into, in accordance with Section 3.1, a number of shares of Parent Common Stock (and cash in lieu of fractional shares) equal to the product of (i) the total number of shares of Company Common Stock subject to such grant of Restricted Shares and (ii) the Exchange Ratio.

(c) Effective as of the Effective Time, each award of restricted share units with respect to shares of Company Common Stock under a Company Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) shall, as of the Effective Time, whether or not then vested or free of conditions to payment, become vested on a pro rata basis (determined based on the number of months from the start of the applicable restricted period to the Effective Time) in accordance with the applicable Company Stock Plan and award agreement pursuant to which such award was granted, and shall be assumed and automatically and without any action on the part of the holder thereof, be converted into the right to receive from Parent a number of shares of Parent Common Stock (and cash in lieu of fractional shares to be paid by the Surviving Corporation to the holder) equal to the product of (i) the total number of shares of Company Common Stock subject to such grant of Company RSUs and (ii) the Exchange Ratio and be settled in accordance with its terms.

(d) As of the Effective Time, each outstanding Company performance unit granted under the Company’s Amended and Restated 2007 Long-Term Incentive Plan that becomes vested at the Effective Time pursuant to the terms of the applicable award documents (determined on a pro rata basis by the number of months from the start of the applicable performance period to the Effective Time and assuming achievement of the maximum performance level) shall immediately vest at the Effective Time, with the holder of each such Company performance unit becoming entitled to receive an amount in cash equal to $2.00 multiplied by the number of units that have become vested as of the Effective Time ( provided that (A) amounts payable pursuant to the cancellation of all outstanding Company performance units pursuant to this sentence shall be paid out within thirty (30) days following the Effective Time without interest and (B) each outstanding Company performance unit that does not become vested at the Effective Time pursuant to the terms of the applicable award documents shall remain outstanding in accordance with the terms and conditions thereof (with appropriate adjustments to the applicable performance metrics to account for the consummation of the Merger).

(e) The Company shall take all steps necessary to cause the foregoing provisions of this Section 3.2 to occur, including but not limited to obtaining all necessary consents and delivering all required notices. The Company and Parent will cooperate and coordinate with respect to any materials to be submitted to the holders of Company Stock Options in connection with any notice or consent required under this Section 3.2. Prior to the Effective Time, the Company shall pass resolutions to effect the foregoing provisions of this Section 3.2.

(f) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Assumed Stock Options or vesting and/or payment of Restricted Shares and Company RSUs. Promptly after the Effective Time, Parent shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Parent Common Stock subject to Assumed Stock Options, Restricted Shares and Company RSUs to the fullest extent permitted by Law.

Section 3.3 Appraisal or Dissenters’ Rights. No right to fair value or appraisal or similar rights shall be available to holders of Company Common Stock with respect to the Merger or the other transactions contemplated hereby.

Section 3.4 Exchange of Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent shall appoint an exchange agent mutually acceptable to Parent and the Company (the “Exchange Agent”) for the purpose of exchanging Shares for the Merger Consideration and enter into an agreement reasonably acceptable to the Company with the Exchange Agent relating to the services to be performed by the Exchange Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Shares and the Restricted Shares, certificates representing the shares of Parent Common Stock issuable pursuant to Section 3.1(a) (or appropriate alternative arrangements shall be made by Parent if uncertificated shares of Parent Common Stock will be issued). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.1(d) and any dividends and other distributions pursuant to Section 3.4(c). All certificates representing shares of Parent Common Stock (including the amount of any dividends or other distributions payable with respect thereto pursuant to Section 3.4(c) and cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 3.1(d)) are hereinafter referred to as the “Exchange Fund.”

(b) Surrender of Shares. As soon as reasonably practicable (but not later than ten (10) Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of Shares, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Shares shall pass, only upon delivery of the Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Shares in exchange for whole shares of Parent Common Stock (which shall be in uncertificated book entry form unless a physical certificate is requested), cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.1(d) and any dividends or other distributions payable pursuant to Section 3.4(c) in each case in customary form and substance and reasonably acceptable to the Parent and the Company. Exchange of any Shares held in book entry form, if any, shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities held in book entry form. Upon surrender of Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Shares shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (after taking into account all Shares surrendered by such holder) to which such holder is entitled pursuant to Section 3.1 (which shall be in uncertificated book entry form unless a physical certificate is requested), payment by cash or check in lieu of fractional shares of Parent Common Stock which such holder is entitled to receive pursuant to Section 3.1(d) and any dividends or distributions payable pursuant to Section 3.4(c), and the

Shares so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Share is registered, it shall be a condition to the registration thereof that the surrendered Share be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration pay any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 3.4(b), each Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 3.1(d) or Section 3.4(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 3.1(d) or Section 3.4(c).

(c) Distributions. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Share with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 3.1(d), until such Share has been surrendered in accordance with this Article III. Subject to applicable Laws, following surrender of any such Share, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Parent Common Stock issuable in exchange therefor pursuant to this Article III, together with any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.1(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares or holder of Restricted Shares, such amounts as are required to be withheld or deducted under any Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holder of the Restricted Shares in respect of which such deduction and withholding were made.

(d) Closing of Stock Transfer Books of the Company. All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms of this Article III and any cash paid pursuant to Section 3.1(d) or Section 3.4(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the Shares previously represented by such Shares. After the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.

(e) Undistributed Portions of the Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Shares who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.1(d) and any dividends or distributions pursuant to Section 3.4(c).

(f) Unclaimed Amounts. None of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificates. If any certificates representing Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Shares to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Shares, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Shares the Merger Consideration to be paid in respect of such Shares as contemplated by this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents filed on or prior to April 26, 2011 (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or similar statements included in such Company SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided that this clause (a) shall not qualify Section 4.2 (solely to the extent related to the securities of the Company), Section 4.3(a) or Section 4.3(b), or (b) in the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), which shall be arranged to correspond with specified sections of this Agreement but which shall serve to disclose exceptions or to qualify any other sections of this Agreement if it is reasonably apparent that such disclosure is applicable to or qualifies such other sections, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted, except where the failure of any Subsidiary to be so organized, existing or in good standing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company. Each of the Company and its Subsidiaries is qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or license, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company.

(b) The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Organizational Documents of the Company as amended and in effect through the date hereof.

(c) Section 4.1(c) of the Company Disclosure Schedule lists each Significant Subsidiary of the Company and its jurisdiction of organization and specifies each of the Subsidiaries of the Company and Company Joint Ventures that is (i) a “public utility” within the meaning of Section 201(e) of the Federal Power Act (the “FPA”) or (ii) a “qualifying facility” within the meaning of the Public Utility Regulatory Policies Act of 1978 (“PURPA”), or that owns such a qualifying facility. The Company has made available to Parent true, correct and complete copies of the Organizational Documents of each Significant Subsidiary of the Company, as amended and in effect on the date hereof.

(d) The Company is, directly or indirectly, the owner of all of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any Liens and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such capital stock or other equity interests). All of such capital stock or other equity interests so owned by the Company have been duly authorized, validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the shares of capital stock or other equity interests of each Subsidiary of the Company and each Company Joint Venture, the Company does not own, directly or indirectly, any shares of capital stock or other equity or ownership interests in any Person.

(e) Section 4.1(e) of the Company Disclosure Schedule sets forth as of the date of this Agreement the name of the project associated with each material Company Joint Venture. The Company has made available to Parent true, correct and complete copies of all Organizational Documents of such Company Joint Ventures. Notwithstanding anything to the contrary set forth in this Article IV, each representation or warranty made by the Company in this Article IV relating to a Company Joint Venture or to CENG that is neither operated nor managed by the Company or any of its Subsidiaries shall be deemed made only to the Knowledge of the Company.

(f) Except for interests in the Subsidiaries of the Company and the Company Joint Ventures, the Company does not directly or indirectly own any Equity Interests or investments in any Person in which the invested capital associated with the Company’s or its Subsidiary’s or the Company Joint Venture’s interest individually exceeds $50 million.

Section 4.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 600,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.01 (the “Company Preferred Stock”). As of the close of business on April 21, 2011, (i) 201,004,807 shares of Company Common Stock were issued and outstanding, which includes all of the Restricted Shares outstanding as of such date, (ii) 10,961,386 shares of Company Common Stock were reserved for issuance upon exercise of Company Stock Options granted under the Company Stock Plans, (iii) 188,165 shares of Company Common Stock were reserved for issuance upon the vesting or sale restriction lapse of Company RSUs, (iv) 10,138,790 shares of Company Common Stock were reserved for issuance under the Company’s Amended and Restated 2007 Long-Term Incentive Plan, (v) 8,647,631 shares of Company Common Stock were reserved for issuance under the Company’s Shareholder Investment Plan, (vi) 1,573,456 shares were reserved for issuance under the Company’s Employee Savings Plan and (vii) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights, and all shares of Company Common Stock reserved for issuance as noted in clauses (ii), (iii), (iv), (v) and (vi), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights.

(b) Except for awards to acquire shares of Company Common Stock under the Company Stock Plans, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company, any of its Subsidiaries or CENG is a party obligating the Company, any of its Subsidiaries or CENG to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company, any Subsidiary of the Company or CENG or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or CENG.

(c) Except for awards to acquire shares of Company Common Stock under the Company Stock Plans, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. CENG has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the equity holders of CENG on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company, any of its Subsidiaries or CENG is a party with respect to the voting or registration of the capital stock or other equity interest of the Company, any of its Subsidiaries or CENG.

(e) The Company has delivered or made available to Parent an accurate and complete copy of the Company Stock Plans and the forms of Company Stock Options, Restricted Shares or Company RSUs (collectively, “Company Equity Awards”). There have been no repricings of any Company Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Company Equity Awards has been granted in contemplation of the Merger or the transactions contemplated by this Agreement (it being agreed that the annual awards made in February 2011 were not granted in contemplation of the Merger or such transactions) and no Company Equity Awards have been granted since March 18, 2011. None of the Company Stock Options was granted with an exercise price below or deemed to be below the per Share closing price on the NYSE on the date of grant. All grants of Company Equity Awards were validly made and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof or a duly authorized delegate thereof in accordance with the applicable Company Stock Plan and applicable Law) in compliance with all applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP, and, where applicable, no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices with respect to grants of Company Stock Options.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Board of Directors of the Company, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that the terms of the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approving this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) recommending that the Company’s stockholders approve the Merger and the transactions contemplated hereby (the “Company Recommendation”).

(c) Other than in connection with or in compliance with (i) the MGCL, (ii) the Securities Exchange Act of 1934 (the “Exchange Act”), (iii) the Securities Act of 1933 (the “Securities Act”), (iv) the rules and regulations of the NYSE, (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (vi) the FPA, and the approval of the Federal Energy Regulatory Commission (the “FERC”) thereunder (the “FERC Approval”), (vii) the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”), and the approval of the Nuclear Regulatory Commission (the “NRC”) thereunder (the “NRC Approval”), (viii) the rules and regulations of the Maryland Public Service Commission (the “MPSC”), (ix) the rules and regulations of the New York State Public Service Commission (the “NYPSC”), (x) the rules and regulations of the Public Utility Commission of Texas (the “PUCT”), (xi) pre-approvals of license transfers by the Federal Communications Commission (the “FCC”), and (xii) the approvals set forth in Section 4.3(c) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.3(c), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any United States federal, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company.

(d) The execution and delivery of this Agreement by the Company does not, and, except as described in Section 4.3(c), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon the Company, any of its Subsidiaries or any Company Joint Venture or result in the creation of any Lien, other than a Company Permitted Lien, upon any of the properties or assets of the Company, any of its Subsidiaries or any Company Joint Venture, (ii) conflict with or result in any violation of any provision of the Organizational Documents of the Company, any of its Subsidiaries or any Company Joint Venture or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company.

(e) This Section 4.3 excludes any representation or warranty by the Company or any of its Subsidiaries or any Company Joint Venture with respect to matters relating to or arising under Environmental Laws or Hazardous Materials, which are addressed in Section 4.8.

Section 4.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has timely filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2007 (the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied, and, as of the Closing, all forms, documents and reports filed with the SEC subsequent to the date hereof will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and none of the Company SEC Documents contain, and, as of Closing, none of the forms, documents and reports filed with the SEC subsequent to the date hereof will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including the related notes and schedules) of the Company included in the Company SEC Documents fairly present, and as of Closing, all consolidated financial statements (including the related notes and schedules) of the Company included in any forms, documents and reports filed with the SEC subsequent to the date hereof fairly will present, in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) The Company has made available to Parent the audited financial statements of CENG as of December 31, 2009 and December 31, 2010 (including all notes thereto), consisting of audited balance sheets as of each such date and the related statements of income, changes in shareholders equity and comprehensive income and cash flows for the fiscal year then ended (the “CENG Financial Statements”). The CENG Financial Statements (including all related notes and schedules) fairly present in all material respects the financial position of CENG, as at the respective dates thereof, and the results of its operations and its cash flows for the respective periods then ended in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2010, and such assessment concluded that such controls were effective.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, (b) as permitted or contemplated by this Agreement, (c) for liabilities and obligations incurred since December 31, 2010 in the ordinary course of business and (d) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), other than those which would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off–balance sheet partnership or any similar material Contract (including any material Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off–balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries, in the Company’s or any of its Subsidiary’s audited financial statements or other Company SEC Documents)). This Section 4.6 excludes any representation or warranty by the Company or any of its Subsidiaries or any Company Joint Venture with respect to matters relating to or arising under Environmental Laws or Hazardous Materials, which are addressed in Section 4.8.

Section 4.7 Compliance with Law; Permits.

(a) The Company, each of its Subsidiaries and each Company Joint Venture are in compliance with and are not in default under or in violation of any applicable Laws, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company. Since January 1, 2008, neither the Company, any of its Subsidiaries nor any Company Joint Venture has received any written notice or, to the Company’s Knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company.

(b) The Company, its Subsidiaries and the Company Joint Ventures are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and Orders of any Governmental Entity necessary for the Company, its Subsidiaries and the Company Joint Ventures to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company. All Company Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company. The Company is, and each of its Subsidiaries and the Company Joint Ventures is, in compliance in all respects with the terms and requirements of such Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company.

(c) This Section 4.7 excludes any representation or warranty by the Company or any of its Subsidiaries or any Company Joint Venture with respect to matters relating to or arising under Environmental Laws or Hazardous Materials, which are addressed in Section 4.8.

Section 4.8 Environmental Laws and Regulations. Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company: (i) there is no Environmental Claim pending or threatened against the Company, any Company Subsidiary or any Company Joint Venture or, to the Knowledge of the Company, each Company Subsidiary and each Company Joint Venture, against any Person whose liability for any Environmental Claim the Company, any Company Subsidiary or any Company Joint Venture have retained or assumed either contractually or by operation of law, (ii) the Company, its Subsidiaries and the Company Joint Ventures are and, except for matters that have been fully resolved, since January 1, 2008 have been in compliance with all Environmental Laws (which compliance includes possession of and compliance with all material permits required under Environmental Laws for the operation of their business), and neither the Company, any Company Subsidiary, nor any Company Joint Venture, has received any written communication, whether from a Governmental Entity or any other Person, alleging that the Company, any Company Subsidiary or any Company Joint Venture is not in such compliance, (iii) the Company is not obligated to conduct or pay for, and is not conducting or paying for, any Cleanup at any location, (iv) there are no present, or to the Knowledge of the Company, each Company Subsidiary and each Company Joint Venture, past actions, activities, circumstances, conditions, events or incidents, including the Release, threatened Release or presence of any Hazardous Material, which would reasonably be expected to form the basis of any Environmental Claim against the Company, any Company Subsidiary or any Company Joint Venture, or to the Knowledge of the Company, each Company Subsidiary and each Company Joint Venture, against any Person whose liability for any Environmental Claim the Company, any Company Subsidiary or any Company Joint Venture has retained or assumed either contractually or by operation of law, (v) neither the Company, any Company Subsidiary nor any Company Joint Venture is a party to any order, judgment or decree that imposes any obligations or liabilities under any Environmental Law, and (vi) neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any obligations for site investigation or Cleanup, or notification to or consent of any Governmental Entity or third party, pursuant to any “transaction-triggered” or “responsible party transfer” Environmental Laws.

Section 4.9 Employee Benefit Plans.

(a) Section 4.9(a) of the Company Disclosure Schedule lists all material Benefit Plans sponsored, maintained or contributed to by the Company or CENG or any of their ERISA Affiliates (the “Company Benefit Plans”).

(b) Each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, except for such non-compliance which would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company. Any Company Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a determination letter (or the prototype plan on which such Company Benefit Plan is based has received a favorable opinion letter) from the Internal Revenue Service. Neither the Company nor any of its Subsidiaries maintains or contributes to any plan or arrangement which provides retiree medical or welfare benefits, except as required by applicable Law. Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company, there does not now exist, nor to the Company’s Knowledge do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Effective Time.

(c) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and neither the Company nor any of its ERISA Affiliates has any liability thereunder except as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company. None of the Company Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable Law or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, consultant, officer or director, except as expressly provided in this Agreement.

(e) Each Company Benefit Plan has been operated in good faith compliance in all material respects with Section 409A of the Code and has since January 1, 2009 been operated in compliance in all material respects with Section 409A of the Code. Except as set forth on Section 4.9(e) of the Company Disclosure Schedule, no director, officer, employee or service provider of the Company or its Affiliates is entitled to a gross-up, make-whole or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company, there are no pending or, to the Company’s Knowledge, threatened claims with respect to any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan (other than routine claims for benefits).

(g) Except as provided in this Agreement or as required under applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event where such other event would not alone have an effect described in this sentence): (i) result in any material payment (including any bonus, severance, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any current or former employee under any Company Benefit Plan; (ii) increase in any material respect any benefit otherwise payable under any Company Benefit Plan; (iii) result in the acceleration in any material respect of the time of payment or vesting of any such benefits under any Company Benefit Plan; (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Company Benefit Plan; or (v) limit, in any way, Parent’s ability to amend or terminate any Company Benefit Plan. No payment or benefit which has been, will or may be made by the Company or any of its Subsidiaries with respect to any current or former employee in connection with the execution and delivery of this Agreement or the consummation of the transaction contemplated by this Agreement could result in a material amount of “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code or material nondeductibility under Section 162(m) of the Code.

(h) Correct and complete copies have been delivered or made available to Parent by the Company of all written Company Benefit Plans (including all amendments and attachments thereto), other than any Company Benefit Plan sponsored, maintained or contributed to by CENG or its ERISA Affiliates, all related trust documents; all material insurance Contracts or other funding arrangements to the degree applicable; the two most recent annual information filings (Form 5500) and annual financial reports for those Company Benefit Plans (where required); the most recent determination letter from the Internal Revenue Service (where required); and the most recent summary plan descriptions; if any, for those Company Benefit Plans (including, for any such Company Benefit Plan that is not embodied in a document, a written description of such Company Benefit Plan).

(i) To the Company’s Knowledge, neither the Company nor any ERISA Affiliate has any liability or obligation, contingent or otherwise, with respect to Benefit Plans sponsored, maintained or contributed to by

CENG, except as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company.

Section 4.10 Absence of Certain Changes or Events. Since January 1, 2011 and through the date of this Agreement, except as otherwise contemplated by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business in all material respects, and there has not been any event, change, effect, development, condition or occurrence that, individually or in the aggregate, has been or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.11 Investigations; Litigation. (a) There is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company, any of its Subsidiaries or any Company Joint Venture, (b) there are no actions, suits, inquiries, investigations or proceedings pending (or, to the Knowledge of the Company, threatened) against or affecting the Company, any of its Subsidiaries or any Company Joint Venture, or any of their respective properties at law or in equity and (c) there are no Orders, judgments or decrees of, or before, any Governmental Entity, in the cases of each of clauses (a), (b) or (c), that would reasonably be expected to have a material impact on the Company. This Section 4.11 excludes any representation or warranty by the Company or any of its Subsidiaries or any Company Joint Venture with respect to matters relating to or arising under Environmental Laws or Hazardous Materials, which are addressed in Section 4.8.

Section 4.12 Information Supplied. None of the information provided by or on behalf of the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the proxy statement/prospectus relating to matters to be submitted to the stockholders of the Company at the Company Stockholders’ Meeting and to the stockholders of Parent at the Parent Stockholders’ Meeting (such proxy statement/prospectus, as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) will, at the date it is first mailed to the Company’s stockholders and Parent’s stockholders or at the time of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, with respect to projected financial information provided by or on behalf of the Company, the Company represents only that such information was prepared in good faith by management of the Company on the basis of assumptions believed by such management to be reasonable as of the time made. The Joint Proxy Statement/Prospectus (other than the portion thereof relating solely to the Parent Stockholders’ Meeting) and the Form S-4 (solely with respect to the portion thereof relating to the Company Stockholders’ Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

Section 4.13 Regulatory Matters.

(a) Each of the Company’s Subsidiaries that engages in the sale of electricity at wholesale (other than any such Subsidiaries that own one or more facilities that constitute a “qualifying facility” as such term is defined under PURPA and the rules and regulations of FERC that are entitled to exemption from regulation under Section 205 of the FPA) is regulated as a “public utility” under the FPA and has market-based rate authorization to make such sales at market-based rates. Each of the Company’s Subsidiaries that directly owns generating facilities and operates their power generation facilities in compliance with all applicable standards of NERC, other than non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company. There are no pending, or to the Knowledge of the Company, threatened, judicial or administrative proceedings to revoke a Company’s Subsidiary’s market-based rate authorization. To the Knowledge of the Company, there are no facts that are reasonably likely to cause any of the Company’s Subsidiaries that sell electricity at wholesale to lose its market-based rate authorization, if applicable, other than where such loss would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company.

(b) All filings (other than immaterial filings) required to be made by the Company, any of its Subsidiaries or any Company Joint Venture since January 1, 2009, with the FERC under the FPA, the NRC under the Atomic Energy Act, the Department of Energy and any applicable state public utility commissions, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company.

(c) Since January 1, 2008, neither the Company, any of its Subsidiaries nor CENG has received any written notice or, to the Company’s Knowledge, other communication from the NERC regarding any actual or possible material violation of, or material failure to comply with, any Law.

(d) This Section 4.13 excludes any representation or warranty by the Company or any of its Subsidiaries or any Company Joint Venture with respect to matters relating to or arising under Environmental Laws or Hazardous Materials which are addressed in Section 4.8.

Section 4.14 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company:

(a) The Company and its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true, correct and complete, (ii) have duly and timely paid all Taxes shown as due on such Tax Returns, (iii) have adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Company SEC Documents for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (iv) have not received written notice of any deficiencies for any Tax from any taxing authority, against the Company or any of its Subsidiaries for which there are not adequate reserves on the financial statements included in the Company SEC Documents.

(b) Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing tax audit or other proceeding with respect to Taxes nor has any Tax audit or other proceeding with respect to Taxes been proposed against any of them in writing. As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Company Permitted Liens. No claim has ever been made in writing by a taxing authority of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns claiming that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Neither the Company nor any of its Subsidiaries is obligated by any written Contract, agreement or other arrangement to indemnify any other Person (other than the Company and its Subsidiaries) with respect to Taxes. Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement with the Company or its Subsidiaries). Neither the Company nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Tax of any Person other than the Company and its Subsidiaries.

(d) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(e) Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(g) The Company has made available to Parent or its legal or accounting representative copies of all foreign, federal and state income Tax Returns for the Company and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2008.

(h) Neither the Company nor any of its Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (ii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iii) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending or (iv) has, since December 31, 2008, entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any taxing authority.

Section 4.15 Employment and Labor Matters.

(a)(i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement or work rules or practices with any labor union, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries (“Company Employees”), (ii) there are no strikes or lockouts with respect to any Company Employees, (iii) to the Knowledge of the Company, there is no union recognition, certification or organizing effort pending or threatened against the Company or any of its Subsidiaries, (iv) there is no unfair labor practice, labor dispute, grievance (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened with respect to Company Employees and (v) there is no organized slowdown or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to Company Employees; except, with respect to clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company.

(b) Except for such matters which would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company, the Company and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours and (iii) unfair labor practices. Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act of 1998 or any similar state or local law relating to plant closings and layoffs (collectively, the “WARN Act”) as a result of any action taken by the Company or any of its Subsidiaries (other than at the written direction of Parent or as a result of any of the transactions contemplated hereby) that would reasonably be expected to have, individually or in the aggregate, a material impact on the Company.

Section 4.16 Intellectual Property. Except as would not reasonably be expected to be, individually or in the aggregate, material, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in or necessary for their respective businesses as currently conducted, free and clear of all Liens other than Company Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company, (a) as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened claims by any Person alleging infringement or other violation of any Intellectual Property of any Person by the Company or any of its Subsidiaries for their use of the Intellectual Property owned by the Company or any of its Subsidiaries or the conduct of their respective businesses as currently conducted, (b) to the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries does not infringe or otherwise violate any Intellectual Property rights of any Person, (c) as of the date hereof, neither the Company nor any of its Subsidiaries has any claim pending against any Person alleging infringement or other violation of any Intellectual Property owned by the Company or any of its Subsidiaries and (d) to the Knowledge of the Company, no Person is infringing or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries.

Section 4.17 Real Property. The Company or its applicable Subsidiary has (a) good and insurable title or (b) good and valid leasehold interest in and to each material parcel of real property owned or leased, as applicable, by the Company or any of its Subsidiaries, subject to any Liens (other than Company Permitted Liens) or exceptions that would not, individually or in the aggregate, reasonably be expected to have a material impact on the Company.

Section 4.18 Required Vote of the Company Stockholders. The approval of the Merger by a majority of the votes entitled to be cast by the holders of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company which is required to approve this Agreement, the Merger and the other transactions contemplated hereby.

Section 4.19 Takeover Statute; No Restrictions on Merger. No state “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute is applicable to this Agreement, the Merger or the other transactions contemplated hereby. The Company has taken all necessary action to render the restrictions on business combinations contained in the Maryland Business Combination Act of the MGCL inapplicable to this Agreement, the Merger and the other transactions contemplated hereby.

Section 4.20 Ownership of Nuclear Power Plants. The operations of the nuclear generation stations owned, in whole or part, by the Company, its Subsidiaries or CENG (such operations, collectively, the “Company Nuclear Facilities”) are and have been conducted in compliance with all applicable Laws and Company Permits, except for such failures to comply that, individually or in the aggregate, have not had and could not reasonably be expected to have a material impact on the Company. Each of the Company Nuclear Facilities maintains, and is in material compliance with, emergency plans designed to respond to an unplanned release therefrom of radioactive materials and each such plan conforms with the requirements of applicable Law in all material respects. The plans for the decommissioning of each of the Company Nuclear Facilities and for the storage of spent nuclear fuel conform with the requirements of applicable Law in all material respects and, solely with respect to the portion of the Company Nuclear Facilities owned, directly or indirectly, by the Company, are funded to the full extent required by applicable Law without reliance upon substitute funding mechanisms such as guarantees or letters of credit. Since December 31, 2008, the operations of the Company Nuclear Facilities have not been the subject of any notices of violation, any ongoing proceeding, NRC Diagnostic Team Inspections or requests for information from the NRC or any other agency with jurisdiction over such facility, except for such notices or requests for information that, individually or in the aggregate, have not had and could not reasonably be expected to have a material impact on the Company. No Company Nuclear Facility is listed by the NRC in the Unacceptable Performance column of the NRC Action Matrix, as a part of NRC’s Assessment of Licensee Performance. Liability insurance to the full extent required by law for operating the Company Nuclear Facilities remains in full force and effect regarding such facilities, except for failures to maintain such insurance in full force and effect that, individually or in the aggregate, have not had and could not reasonably be expected to have a material impact on the Company.

Section 4.21 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans and agreements filed as exhibits to the Company SEC Documents or to any forms, reports or documents filed with the SEC subsequent to the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any coal supply agreement, coal transportation agreement, power sale, power purchase or offtake agreement or other fuel purchase, sale or transportation agreement that (A) is subject to profit-

sharing arrangements where the amount required to be shared with a third party could reasonably be expected to exceed $100 million over the life of the transaction, (B) contains “take or pay,” “liquidated damages” or “termination, closeout or liquidation” provisions associated with a transaction with a notional amount of $500 million or more or (C) creates actual indebtedness of the Company or results in imputed indebtedness to the Company as assigned by Standard & Poor’s or Moody’s in an amount greater than $100 million (using customary discounting); provided, for the purposes of this Section 4.21(a)(i), any imputed indebtedness amount associated with a physical power transaction entered into by the Company or any of its Subsidiaries (the “Company Power Purchaser”) shall be net of expected independent system operator (“ISO”) revenues related to the capacity rights and other related energy products assigned to the Company Power Purchaser in such transaction for the years in which such capacity or other related energy products have been sold prior to the execution of such transaction in a forward ISO capacity auction; provided, however, such netting only shall occur with respect to a power transaction if the transaction (i) specifies the generation unit which will be the source of the power, capacity and other related energy products delivered to the Company Power Purchaser and (ii) assigns the rights to the ISO revenues for such capacity or other related energy products in such years to the Company Power Purchaser;

(ii) any Contract imposing any material restriction on the right or ability of the Company or any of its Subsidiaries to (A) compete with any other Person, (B) acquire or dispose of the securities of another Person or (C) engage or compete in any line of business or in any geographic area or that contains restrictions on pricing or exclusivity or non-solicitation provisions with respect to customers; or

(iii) any Contract with an aggregate principal amount, or providing for an aggregate obligation, in excess of $50 million (A) evidencing any credit facility of the Company or any of its Subsidiaries or (B) guaranteeing obligations for borrowed money or other obligations of a third party other than any Subsidiary.

All Contracts of the types referred to in clauses (i), (ii) and (iii) in this Section 4.21(a) and any Contract that is a material Contract required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K of the SEC are referred to herein as “Company Material Contracts.”

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to, individually or in the aggregate, have a material impact on the Company. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to, individually or in the aggregate, have a material impact on the Company. Except as would not reasonably be expected to, individually or in the aggregate, have a material impact on the Company, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.22 Opinions of Financial Advisors. The Board of Directors of the Company has received the opinions of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (the “Company Financial Advisors”), dated as of one day within the date of this Agreement, substantially to the effect that, as of such date, and subject to the limitations and assumptions set forth therein, the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view. The Company shall, promptly following receipt of said opinions in written form, furnish an accurate and complete copy of said opinions to Parent for informational purposes only.

Section 4.23 Finders or Brokers. Except for the Company Financial Advisors and Credit Suisse Securities (USA) LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who is entitled to any fee or any commission from the Company or any of its Subsidiaries in connection with or upon consummation of the Merger.

Section 4.24 Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which it and its Subsidiaries operate. Neither the Company nor any of its Subsidiaries has received notice of any pending or threatened cancellation with respect to any such material insurance policy, and each of its Subsidiaries is in compliance in all material respects with all conditions contained therein.

Section 4.25 Derivative Products.

(a) The Company and each of its Subsidiaries has established risk parameters, limits and guidelines, including daily value at risk and stop loss limits and liquidity guidelines, in compliance with the risk management policies approved by the Company’s corporate risk management committee (the “Company Trading Policies”), and the Company’s Board of Directors has approved VaR limits as set forth in Section 4.25(a) of the Company Disclosure Schedule (the “Company Approved VaR Limit”). To the Knowledge of the Company, all Derivative Products entered into for the account of the Company or any of its Subsidiaries on or prior to the date hereof were entered into in accordance with the Company Trading Policies, with exceptions having been handled in all material respects according to the Company’s risk management processes as in effect at the time at which such exceptions were handled, to restrict the level of risk that the Company or any of its Subsidiaries is authorized to take, individually and in the aggregate, with respect to Derivative Products and monitor compliance with such risk parameters and applicable Law and policies of any Governmental Entity. Compliance with the Company Trading Policies is monitored by the Senior Vice President and Chief Risk Officer of the Company and is periodically reviewed with the audit committee of the Board of Directors of the Company.

(b) At no time since January 1, 2009 has (i) the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Company Position”) in the trading portfolio of the Company and its Subsidiaries (the “Company Trading Portfolio”) not been within the risk parameters in all material respects that are set forth in the Company Trading Policies except for such Net Company Positions that have been subsequently corrected in accordance with the Company Trading Policies and (ii) either the Company or any of its Subsidiaries, in accordance with their respective mark-to-market accounting policies, experienced an aggregate net loss in the Company Trading Portfolio that would reasonably be expected to have, individually or in the aggregate, a material impact on the Company. The Company Trading Portfolio has been marked to market at Fair Value.

(c) As of the date of this Agreement, the Company’s VaR is in compliance with the Company Approved VaR Limit (except for temporary increases set forth in Section 4.25(c) of the Company Disclosure Schedule), and the Company and its Subsidiaries are operating in compliance with the Company Trading Policies in all material respects.

(d) The Company has made available to Parent a true and complete copy of the Company Trading Policies, and the Company Trading Policies contain a true and correct description of the practice of the Company and its Subsidiaries with respect to Derivative Products, as of the date of this Agreement.

Section 4.26 Regulation as a Utility. BGE is regulated as a public utility by the State of Maryland and by no other state. Except as set forth above and for any of the Company’s Subsidiaries that is regulated as an electric corporation by the NYPSC, neither the Company nor any “subsidiary company” or “affiliate” of the Company is subject to regulation as a public utility or public service company (or similar designation) by any other state in the United States or any foreign country.

Section 4.27 Nuclear Decommissioning Trusts.

(a) Each NDT of the Company and CENG is a trust, validly existing under the laws of the state in which the trust is organized with all requisite authority to conduct its affairs as it now does. Each NDT of the Company and CENG is in full compliance in all material respects with all applicable Laws of the NRC. The Company, CENG and/or the trustee of each NDT of the Company or CENG, as applicable, has/have filed or caused to be filed with the NRC and any other Governmental Entity all material forms, statements, reports, documents (including all exhibits, amendments and supplements thereto) required to be filed by such entities.

(b) No QDF of the Company or CENG has engaged in any acts of “self-dealing” within the meaning of Treasury Regulation Section 1.468A-5(b)(2). No “excess contribution,” within the meaning of Treasury Regulation Section 1.468A-5(c)(2)(ii), has been made to any QDF of the Company or CENG which has not been withdrawn within the period provided under Treasury Regulation Section 1.468A-5(c)(2)(i). Each of the Company and CENG has timely made a valid election described in Section 468A(a) of the Code which meets the requirements of Treasury Regulation Section 1.468A-7 with respect to each QDF of the Company or CENG, as applicable, since the first taxable year after the establishment of such QDF.

(c) Each of the QDFs of the Company and CENG has filed all income and other material Tax Returns required to be filed, including returns for estimated income Taxes, such Tax Returns are true, correct and complete in all material respects, and all Taxes of the QDFs of the Company and CENG (regardless of being shown to be due on such Tax Returns) have been paid in full. No notice of deficiency or assessment has been threatened or received from any taxing authority with respect to any Taxes of any QDF of the Company or CENG which have not been fully paid or finally settled. There are no Liens for Taxes (other than for Taxes not yet due and payable) on the assets of any QDF of the Company or CENG.

(d) Each NDF of the Company and CENG is classified as a grantor trust owned by the Company or CENG, as applicable, under Sections 671 through 677 of the Code.

Section 4.28 Regulatory Proceedings. Other than fuel adjustment or purchase gas adjustment or similar adjusting rate mechanisms, any annual MPSC rate cases for BGE or as set forth on Schedule 4.28 of the Company Disclosure Schedule, none of the Company nor any of its Subsidiaries, all or part of whose rates or services are regulated by a Governmental Entity, (a) is a party to any rate proceeding before a Governmental Entity with respect to rates charged by the Company or any of its Subsidiaries other than in the ordinary course, (b) has rates that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court or (c) is a party to any Contract with any Governmental Entity entered into other than in the ordinary course imposing conditions on rates or services in effect as of the date hereof or which, to the Knowledge of the Company, are as of the date hereof scheduled to go into effect at a later time, except in case of clauses (a) through (c) that would not, individually or in the aggregate, reasonably be expected to have a material impact on the Company. No representation or warranty with respect to the Company Permits is made by this Section 4.28.

Section 4.29 Reorganization Under the Code. Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.30 No Additional Representations. The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent, its Subsidiaries or Joint Ventures of Parent or (b) the future business and operations of Parent, its Subsidiaries or Joint Ventures of Parent.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents filed on or prior to April 26, 2011 (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or similar statements included in such Parent SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided that this clause (a) shall not qualify Section 5.2 (solely to the extent related to the securities of Parent) Section 5.3(a) or Section 5.3(b), or (b) in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), which shall be arranged to correspond with specified sections of this Agreement but which shall serve to disclose exceptions or to qualify any other sections of this Agreement if it is reasonably apparent that such disclosure is applicable to or qualifies such other sections, Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted, except where the failure of any Subsidiary to be so organized, existing or in good standing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent. Each of Parent and its Subsidiaries is qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or license, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent.

(b) Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the Organizational Documents of Parent as amended and in effect through the date hereof.

(c) Section 5.1(c) of the Parent Disclosure Schedule lists each Significant Subsidiary of Parent and its jurisdiction of organization and specifies each of the Subsidiaries of Parent that is (i) a “public utility” within the meaning of Section 201(e) of the FPA or (ii) a “qualifying facility” within the meaning of PURPA, or that owns such a qualifying facility. Parent has made available to the Company true, correct and complete copies of the Organizational Documents of each Significant Subsidiary of Parent, as amended and in effect on the date hereof.

(d) Parent is, directly or indirectly, the owner of all of the outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, free and clear of any Liens and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such capital stock or other equity interests). All of such capital stock or other equity interests so owned by Parent have been duly authorized, validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the shares of capital stock or other equity interests of each Subsidiary and Joint Venture of Parent, Parent does not own, directly or indirectly, any shares of capital stock or other equity or ownership interests in any Person.

Section 5.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 2,000,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock (the “Parent Preferred Stock”). As of close of business on

April 21, 2011, (i) 662,418,406 shares of Parent Common Stock were outstanding, (ii) 34,743,157 shares of Parent Common Stock were held as treasury stock, (iii) 19,375,250 shares of Parent Common Stock were authorized for issuance pursuant to the long-term incentive plan of the Parent (the “Parent Incentive Plan”) and (iv) no shares of Parent Preferred Stock were issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights and all shares of Parent Common Stock authorized for issuance as noted in clause (iii), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights.

(b) Except as set forth in subsection (a) above (and other than the 75,139 outstanding Commonwealth Edison Company warrants (the “ComEd Warrants”) as of December 31, 2010, pursuant to which 25,046 shares of Commonwealth Edison Company common stock were reserved for the conversion of ComEd Warrants), there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which Parent or any of its Subsidiaries is a party obligating Parent or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.

(c) Except for the ComEd Warrants and awards to acquire shares of Parent Common Stock under the Parent Incentive Plan, neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries.

(e) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has outstanding no option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(f) Parent has delivered or made available to the Company an accurate and complete copy of the Parent Incentive Plan and the forms of Parent Stock Options or Parent RSUs (collectively, “Parent Equity Awards”). There have been no repricings of any stock options granted under any Parent Incentive Plan through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Parent Equity Awards has been granted in contemplation of the Merger or the transactions contemplated by this Agreement and no Parent Equity Awards have been granted other than in the ordinary course since March 18, 2011. None of the stock options granted under any Parent Incentive Plan was granted with an exercise price below or deemed to be below fair market value on the date of grant. All grants of Parent Equity Awards were validly made and properly approved by the Board of Directors of Parent (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of Parent in accordance with GAAP, and, where applicable, no such grants involved any “back dating,” “forward dating” or similar practices with respect to grants of stock options granted under any Parent Incentive Plan.

Section 5.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Parent Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and the Board of Directors of Merger Sub and by Parent, as the sole stockholder of Merger Sub and, except for the Parent Stockholder Approval, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Board of Directors of Parent, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that the terms of the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approving this Agreement, the Merger, the Stock Issuance and the other transactions contemplated by this Agreement, (iii) determining that the issuance of shares of Parent Common Stock (the “Stock Issuance”) is advisable and (iv) recommending that Parent’s stockholders grant the Parent Stockholder Approval (the “Parent Recommendation”).

(c) Other than in connection with or in compliance with (i) the Exchange Act, (ii) the Securities Act, (iii) the rules and regulations of the NYSE, (iv) the HSR Act, (v) the FPA and the FERC Approval, (vi) the Atomic Energy Act and the NRC Approval, (vii) the rules and regulations of the MPSC, (viii) the rules and regulations of the NYPSC, (ix) the rules and regulations of the PUCT, (x) pre-approvals of license transfers by the FCC, and (xi) the approvals set forth in Section 5.3(c) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 4.3(c), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent.

(d) The execution and delivery of this Agreement by Parent and Merger Sub does not, and, except as described in Section 5.3(c), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Liens, other than any Parent Permitted Lien, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Organizational Documents of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent.

(e) This Section 5.3 excludes any representation or warranty by Parent or any of its Subsidiaries or any Joint Venture of Parent with respect to matters relating to or arising under Environmental Laws or Hazardous Materials which are addressed in Section 5.8.

Section 5.4 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has timely filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2007 (the

“Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied, and as of the Closing, all forms, documents and reports filed with the SEC subsequent to the date hereof will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and none of the Parent SEC Documents contain, and as of the Closing, none of the forms, documents and reports filed with the SEC subsequent to the date hereof will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including the related notes and schedules) of Parent included in the Parent SEC Documents fairly present, and as of the Closing, all consolidated financial statements (including the related notes and schedules) of Parent included in the forms, documents and reports filed with the SEC subsequent to the date hereof will fairly present, in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 5.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2010, and such assessment concluded that such controls were effective.

Section 5.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Parent’s consolidated balance sheets (or the notes thereto) included in the Parent’s Annual Report on Form 10-K for the year ended December 31, 2010, (b) as permitted or contemplated by this Agreement, (c) for liabilities and obligations incurred since December 31, 2010 in the ordinary course of business and (d) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (or in the notes thereto), other than those which would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off–balance sheet partnership or any similar material Contract (including any material Contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off–balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries, in Parent’s or any of its Subsidiary’s audited financial statements or other Parent SEC Documents)). This Section 5.6 excludes any representation or warranty by Parent or any of its Subsidiaries or any Joint Venture of Parent with respect to matters relating to or arising under Environmental Laws or Hazardous Materials, which are addressed in Section 5.8.

Section 5.7 Compliance with Law; Permits.

(a) Parent and each of its Subsidiaries are in compliance with and are not in default under or in violation of any applicable Laws, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a material impact on the Parent. Since January 1, 2008, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s Knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and Orders of any Governmental Entity necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent. All Parent Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent. Parent is, and each of its Subsidiaries is, in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent.

(c) This Section 5.7 excludes any representation or warranty by Parent or any of its Subsidiaries with respect to matters relating to or arising under Environmental Laws or Hazardous Materials, which are addressed in Section 5.8.

Section 5.8 Environmental Laws and Regulations. Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent: (i) there is no Environmental Claim pending or threatened against Parent or any Parent Subsidiary or, to the Knowledge of Parent and each Parent Subsidiary, against any Person whose liability for any Environmental Claim the Parent or any Parent Subsidiary have retained or assumed either contractually or by operation of law, (ii) Parent and its Subsidiaries are and, except for matters that have been fully resolved, since January 1, 2008 have been in compliance with all Environmental Laws (which compliance includes possession of and compliance with all material permits required under Environmental Laws for the operation of their business), and neither Parent, nor any Parent Subsidiary, has received any written communication, whether from a Governmental Entity or any other Person, alleging that Parent or any Parent Subsidiary is not in such compliance, (iii) Parent is not obligated to conduct or pay for, and is not conducting or paying for, any Cleanup at any location, (iv) there are no present, or to the Knowledge of Parent and each Parent Subsidiary, past actions, activities, circumstances, conditions, events or incidents, including the Release, threatened Release or presence of any Hazardous Material, which would reasonably be expected to form the basis of any Environmental Claim against Parent or any Parent Subsidiary, or to the Knowledge of Parent and each Parent Subsidiary, against any Person whose liability for any Environmental Claim the Parent or any Parent Subsidiary have retained or assumed either contractually or by operation of law, (v) neither Parent nor any Parent Subsidiary is a party to any order, judgment or decree that imposes any obligations or liabilities under any Environmental Law, and (vi) neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any obligations for site investigation or Cleanup, or notification to or consent of any Governmental Entity or third party, pursuant to any “transaction-triggered” or “responsible party transfer” Environmental Laws.

Section 5.9 Employee Benefit Plans.

(a) Section 5.9(a) of the Parent Disclosure Schedule lists all material Benefit Plans sponsored, maintained or contributed to by Parent or any of its ERISA Affiliates (the “Parent Benefit Plans”).

(b) Each Parent Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, except for such non-compliance which would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent. Any Parent Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a determination letter (or the prototype plan on which such Parent Benefit Plan is based has received a favorable opinion letter) from the Internal Revenue Service. Neither Parent nor any of its Subsidiaries maintains or contributes to any plan or arrangement which provides retiree medical or welfare benefits, except as required by applicable Law. Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent, there does not now exist, nor to Parent’s Knowledge do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Parent or any of its Subsidiaries following the Effective Time.

(c) No Parent Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and neither the Parent nor any of its ERISA Affiliates has any liability thereunder except as would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent. None of the Parent Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable Law or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, consultant, officer or director, except as expressly provided in this Agreement.

(e) Each Parent Benefit Plan has been operated in good faith compliance in all material respects with Section 409A of the Code and has since January 1, 2009 been operated in compliance in all material respects with Section 409A of the Code. Except as set forth on Section 5.9(e) of the Parent Disclosure Schedule, no director, officer, employee or service provider of Parent or its Affiliates is entitled to a gross-up, make-whole or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent, there are no pending or, to Parent’s Knowledge, threatened claims with respect to any Parent Benefit Plan, by any employee or beneficiary covered under any Parent Benefit Plan or otherwise involving any Parent Benefit Plan (other than routine claims for benefits).

(g) Except as provided in this Agreement or as required under applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event where such other event would not alone have an effect described in this sentence): (i) result in any material payment (including any bonus, severance, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any current or former employee under any Parent Benefit Plan; (ii) increase in any material respect any benefit otherwise payable under any Parent Benefit Plan; (iii) result in the acceleration in any material respect of the time of payment or vesting of any such benefits under any Parent Benefit Plan; (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Parent Benefit Plan; or (v) limit, in any way, Parent’s ability to amend or terminate any Parent Benefit Plan. No payment or benefit which has been, will or may be made by Parent or any of its Subsidiaries with respect to any current or former employee in connection with the execution and delivery of this Agreement or the consummation of the transaction contemplated by this Agreement could result in a material amount of “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code or material nondeductibility under Section 162(m) of the Code. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will constitute a “change in control” (within the meaning of such term or terms of like import) under any Parent Benefit Plan.

(h) Correct and complete copies have been delivered or made available to the Company by Parent of all written Parent Benefit Plans (including all amendments and attachments thereto), all related trust documents; all material insurance Contracts or other funding arrangements to the degree applicable; the two most recent annual information filings (Form 5500) and annual financial reports for those Parent Benefit Plans (where required); the most recent determination letter from the Internal Revenue Service (where required); and the most recent summary plan descriptions; if any, for Parent Benefit Plans (including, for any Parent Benefit Plan that is not embodied in a document, a written description of the Parent Benefit Plan).

Section 5.10 Absence of Certain Changes or Events. Since January 1, 2011 and through the date of this Agreement, except as otherwise contemplated by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business in all material respects, and there has not been any event, change, effect, development, condition or occurrence that, individually or in the aggregate, has been or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.11 Investigations; Litigation. (a) There is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations or proceedings pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties at law or in equity and (c) there are no Orders, judgments or decrees of, or before, any Governmental Entity, in the cases of each of clauses (a), (b) or (c), that would reasonably be expected to have a material impact on Parent. This Section 5.11 excludes any representation or warranty by Parent or any of its Subsidiaries or any Joint Venture of Parent with respect to matters relating to or arising under Environmental Laws or Hazardous Materials which are addressed in Section 5.8.

Section 5.12 Information Supplied. None of the information provided by or on behalf of Parent or its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to Parent’s stockholders and the Company’s stockholders or at the time of the Parent Stockholders’ Meeting or the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, with respect to projected financial information provided by or on behalf of Parent or its Subsidiaries, Parent represents only that such information was prepared in good faith by management of Parent on the basis of assumptions believed by such management to be reasonable as of the time made. The Joint Proxy Statement/Prospectus (other than the portion thereof relating solely to the Company Stockholders’ Meeting) and the Form S-4 (other than the portion thereof relating solely to the Company Stockholders’ Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

Section 5.13 Regulatory Matters.

(a) Each of Parent’s Subsidiaries that engages in the sale of electricity at wholesale (other than any such Subsidiaries that own one or more facilities that constitute a “qualifying facility” as such term is defined under PURPA and the rules and regulations of FERC that are entitled to exemption from regulation under Section 205 of the FPA) is regulated as a “public utility” under the FPA and has market-based rate authorization to make such sales at market-based rates. Each of Parent’s Subsidiaries that directly owns generating facilities and operates their power generation facilities in compliance with all applicable standards of NERC, other than non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent. There are no pending, or to the Knowledge of Parent, threatened, judicial or administrative proceedings to revoke a Parent’s Subsidiary’s market-based rate authorization. To the Knowledge of Parent, there are no facts that are reasonably likely to cause any of Parent’s Subsidiaries that sell electricity at wholesale to lose its market-based rate authorization, if applicable, other than where such loss would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent.

(b) All filings (other than immaterial filings) required to be made by Parent or any of its Subsidiaries since January 1, 2009, with the FERC under the FPA, the NRC under the Atomic Energy Act, the Department of Energy and any applicable state public utility commissions, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent.

(c) Since January 1, 2008, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s Knowledge, other communication from the NERC regarding any actual or possible material violation of, or material failure to comply with, any Law.

(d) This Section 5.13 excludes any representation or warranty by Parent or any of its Subsidiaries or any Joint Venture of Parent with respect to matters relating to or arising under Environmental Laws or Hazardous Materials which are addressed in Section 5.8.

Section 5.14 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent:

(a) Parent and its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to Parent or any of its Subsidiaries, and all such Tax Returns are true, correct and complete, (ii) have duly and timely paid all Taxes shown as due on such Tax Returns, (iii) have adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Parent SEC Documents for all Taxes payable by Parent and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (iv) have not received written notice of any deficiencies for any Tax from any taxing authority, against Parent or any of its Subsidiaries for which there are not adequate reserves on the financial statements included in the Parent SEC Documents.

(b) Neither Parent nor any of its Subsidiaries is the subject of any currently ongoing tax audit or other proceeding with respect to Taxes nor has any Tax audit or other proceeding with respect to Taxes been proposed against any of them in writing. As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax. Neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Parent Permitted Liens. No claim has ever been made in writing by a taxing authority of a jurisdiction where Parent or one of its Subsidiaries has not filed Tax Returns claiming that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Neither Parent nor any of its Subsidiaries is obligated by any written Contract, agreement or other arrangement to indemnify any other Person (other than Parent and its Subsidiaries) with respect to Taxes. Neither Parent nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement with Parent or its Subsidiaries). Neither Parent nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Tax of any Person other than Parent and its Subsidiaries.

(d) Parent and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(e) Neither Parent nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(g) Parent has made available to the Company or its legal or accounting representative copies of all foreign, federal and state income Tax Returns for Parent and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2008.

(h) Neither Parent nor any of its Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (ii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iii) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending or (iv) has, since December 31, 2008, entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any taxing authority.

Section 5.15 Employment and Labor Matters.

(a)(i) Neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement or work rules or practices with any labor union, labor organization or employee association applicable to employees of Parent or any of its Subsidiaries (“Parent Employees”), (ii) there are no strikes or lockouts with respect to any Parent Employees, (iii) to the Knowledge of Parent, there is no union recognition, certification or organizing effort pending or threatened against Parent or any of its Subsidiaries, (iv) there is no unfair labor practice, labor dispute, grievance (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened with respect to Parent Employees and (v) there is no organized slowdown or work stoppage in effect or, to the Knowledge of Parent, threatened with respect to Parent Employees except, with respect to clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent.

(b) Except for such matters which would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent, Parent and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours and (iii) unfair labor practices. Neither Parent nor any of its Subsidiaries has any liabilities under the WARN Act as a result of any action taken by Parent or any of its Subsidiaries (other than at the written direction of the Company or as a result of any of the transactions contemplated hereby) that would reasonably be expected to have, individually or in the aggregate, a material impact on Parent.

Section 5.16 Intellectual Property. Except as would not reasonably be expected to be, individually or in the aggregate, material, either Parent or a Subsidiary of Parent owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in or necessary for their respective businesses as currently conducted, free and clear of all Liens other than Parent Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on Parent, (a) as of the date hereof, there are no pending or, to the Knowledge of Parent, threatened claims by any Person alleging infringement or other violation of any Intellectual Property of any Person by Parent or any of its Subsidiaries for their use of the Intellectual Property owned by Parent or any of its Subsidiaries or the conduct of their respective businesses as currently conducted, (b) to the Knowledge of Parent, the conduct of the respective businesses of Parent and its

Subsidiaries does not infringe or otherwise violate any Intellectual Property rights of any Person, (c) as of the date hereof, neither Parent nor any of its Subsidiaries has any claim pending against any Person alleging infringement or other violation of any Intellectual Property owned by Parent or any of its Subsidiaries and (d) to the Knowledge of Parent, no Person is infringing or otherwise violating any Intellectual Property owned by Parent or any of its Subsidiaries.

Section 5.17 Real Property. Parent or its applicable Subsidiary has (a) good and insurable title or (b) good and valid leasehold interest in and to each material parcel of real property owned or leased, as applicable, by Parent or any of its Subsidiaries, subject to any Liens (other than Parent Permitted Liens) or exceptions that would not, individually or in the aggregate, reasonably be expected to have a material impact on Parent

Section 5.18 Required Vote of Parent Stockholders; Merger Sub Approval.

(a) The affirmative vote of the holders of a majority of the outstanding Parent Common Stock present in person or represented by proxy at the Parent Stockholders’ Meeting, as required by Section 312.03 of the NYSE Listed Company Manual, is the only vote of holders of securities of Parent which is required to approve the Stock Issuance (the “Parent Stockholder Approval”).

(b) Merger Sub has taken all necessary corporate action to approve this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.19 Ownership of Nuclear Power Plants. The operations of the nuclear generation stations owned, in whole or part, by Parent or its Subsidiaries (such operations, collectively, the “Parent Nuclear Facilities”) are and have been conducted in compliance with all applicable Laws and Parent Permits, except for such failures to comply that, individually or in the aggregate, have not had and could not reasonably be expected to have a material impact on Parent. Each of the Parent Nuclear Facilities maintains, and is in material compliance with, emergency plans designed to respond to an unplanned release therefrom of radioactive materials and each such plan conforms with the requirements of applicable Law in all material respects. The plans for the decommissioning of each of the Parent Nuclear Facilities and for the storage of spent nuclear fuel conform with the requirements of applicable law in all material respects and, solely with respect to the portion of the Parent Nuclear Facilities owned, directly or indirectly, by the Parent, are funded to the full extent required by applicable Law without reliance upon substitute funding mechanisms such as guarantees or letters of credit. Since December 31, 2008, the operations of the Parent Nuclear Facilities have not been the subject of any notices of violation, any ongoing proceeding, NRC Diagnostic Team Inspections or requests for information from the NRC or any other agency with jurisdiction over such facility, except for such notices or requests for information that, individually or in the aggregate, have not had and could not reasonably be expected to have a material impact on Parent. No Parent Nuclear Facility is listed by the NRC in the Unacceptable Performance column of the NRC Action Matrix, as a part of NRC’s Assessment of Licensee Performance. Liability insurance to the full extent required by law for operating the Parent Nuclear Facilities remains in full force and effect regarding such facilities, except for failures to maintain such insurance in full force and effect that, individually or in the aggregate, have not had and could not reasonably be expected to have a material impact on Parent.

Section 5.20 Material Contracts.

(a) Except for this Agreement, the Parent Benefit Plans and agreements filed as exhibits to the Parent SEC Documents or to any forms, reports or documents filed with the SEC subsequent to the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by:

(i) any coal supply agreement, coal transportation agreement, power sale, power purchase or offtake agreement or other fuel purchase, sale or transportation agreement that (A) is subject to profit-sharing arrangements where the amount required to be shared with a third party could reasonably be expected to exceed $400 million over the life of the transaction, (B) contains “take or pay,” “liquidated damages” or “termination, closeout or liquidation” provisions associated with a transaction with a notional amount of $2 billion or more or (C) creates actual indebtedness of Parent or results in imputed indebtedness to Parent as assigned by Standard & Poor’s or Moody’s in an amount greater than $400 million (using customary discounting); provided, for the purposes of this Section 5.20(a)(i), any imputed indebtedness amount associated with a physical power transaction entered into by Parent or any of its Subsidiaries (the “Parent Power Purchaser”) shall be net of expected ISO revenues related to the capacity rights and other related energy products assigned to the Parent Power Purchaser in such transaction for the years in which such capacity or other related energy products have been sold prior to the execution of such transaction in a forward ISO capacity auction; provided , however , such netting only shall occur with respect to a power transaction if the transaction (i) specifies the generation unit which will be the source of the power, capacity and other related energy products delivered to the Parent Power Purchaser and (ii) assigns the rights to the ISO revenues for such capacity or other related energy products in such years to the Parent Power Purchaser;

(ii) any Contract imposing any material restriction on the right or ability of Parent or any of its Subsidiaries to (A) compete with any other Person, (B) acquire or dispose of the securities of another Person or (C) engage or compete in any line of business or in any geographic area or that contains restrictions on pricing or exclusivity or non-solicitation provisions with respect to customers; or

(iii) any Contract with an aggregate principal amount, or providing for an aggregate obligation, in excess of $200 million (A) evidencing any credit facility of Parent or any of its Subsidiaries or (B) guaranteeing obligations for borrowed money or other obligations of a third party other than any Subsidiary.

All Contracts of the types referred to in clauses (i), (ii) and (iii) in this Section 5.20(a) and any Contract that is a material Contract required to be filed as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K of the SEC are referred to herein as “Parent Material Contracts.”

(b) Neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to, individually or in the aggregate, have a material impact on Parent. To the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to, individually or in the aggregate, have a material impact on Parent. Except as would not reasonably be expected to, individually or in the aggregate, have a material impact on Parent, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 5.21 Opinions of Financial Advisors. The Board of Directors of Parent has received the opinions of Barclays Capital Inc., J.P. Morgan Securities LLC and Evercore Group L.L.C. (collectively, the “Parent Financial Advisors”), dated as of one day within the date of this Agreement, substantially to the effect that, as of such date, and subject to the limitations and assumptions set forth therein, the Exchange Ratio is fair to Parent from a financial point of view. Parent shall, promptly following receipt of said opinions in written form, furnish an accurate and complete copy of said opinions to the Company for informational purposes only.

Section 5.22 Finders or Brokers. Except for the Parent Financial Advisors and Loop Capital LLC, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who is entitled to any fee or any commission from Parent or any of its Subsidiaries in connection with or upon consummation of the Merger.

Section 5.23 Insurance. Parent and its Subsidiaries maintain insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate.

Neither Parent nor any of its Subsidiaries has received notice of any pending or threatened cancellation with respect to any such material insurance policy, and each of its Subsidiaries is in compliance in all material respects with all conditions contained therein.

Section 5.24 Derivative Products.

(a) Parent and each of its Subsidiaries has established risk parameters, limits and guidelines, including daily value at risk and stop loss limits and liquidity guidelines, in compliance with the risk management policies approved by Parent’s corporate risk management committee (the “Parent Trading Policies”), and Parent’s Board of Directors has approved VaR limits as set forth in Section 5.24(a) of the Parent Disclosure Schedule (the “Parent Approved VaR Limit”). To the Knowledge of Parent, all Derivative Products entered into for the account of Parent or any of its Subsidiaries on or prior to the date hereof were entered into in accordance with the Parent Trading Policies, with exceptions having been handled in all material respects according to Parent’s risk management processes as in effect at the time at which such exceptions were handled, to restrict the level of risk that Parent or any of its Subsidiaries is authorized to take, individually and in the aggregate, with respect to Derivative Products and monitor compliance with such risk parameters and applicable Law and policies of any Governmental Entity. Compliance with the Parent Trading Policies is monitored by the Senior Vice President and Chief Risk Officer of Parent and is periodically reviewed with the audit committee of the Board of Directors of Parent.

(b) At no time since January 1, 2009 has (i) the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Parent Position”) in the trading portfolio of Parent and its Subsidiaries (the “Parent Trading Portfolio”) not been within the risk parameters in all material respects that are set forth in the Parent Trading Policies except for such Net Parent Positions that have been subsequently corrected in accordance with the Parent Trading Policies and (ii) either Parent or any of its Subsidiaries, in accordance with their respective mark-to-market accounting policies, experienced an aggregate net loss in the Parent Trading Portfolio that would reasonably be expected to have, individually or in the aggregate, a material impact on Parent. The Parent Trading Portfolio has been marked to market at Fair Value.

(c) As of the date of this Agreement, Parent’s VaR is in compliance with the Parent Approved VaR Limit (except for temporary increases set forth in Section 5.24(c) of the Parent Disclosure Schedule), and Parent and its Subsidiaries are operating in compliance with the Parent Trading Policies in all material respects.

(d) Parent has made available to the Company a true and complete copy of the Parent Trading Policies, and the Parent Trading Policies contain a true and correct description of the practice of Parent and its Subsidiaries with respect to Derivative Products, as of the date of this Agreement.

Section 5.25 Regulation as a Utility. Commonwealth Edison Company is regulated as a public utility and an electric utility by the State of Illinois and by no other state. PECO is regulated as a public utility by the Commonwealth of Pennsylvania and by no other state. ComEd of Indiana, Inc. is regulated as a public utility by the State of Indiana and by no other state. Except as set forth above, neither Parent nor any “subsidiary company” or “affiliate” of Parent is subject to regulation as a public utility or public service company (or similar designation) by any other state in the United States or any foreign country.

Section 5.26 Nuclear Decommissioning Trusts.

(a) Each NDT of Parent is a trust, validly existing under the laws of the state in which the trust is organized with all requisite authority to conduct its affairs as it now does. Each NDT of Parent is in full compliance in all material respects with all applicable Laws of the NRC. Parent and/or the trustee of each NDT of Parent has/have filed or caused to be filed with the NRC and any other Governmental Entity all material forms, statements, reports, documents (including all exhibits, amendments and supplements thereto) required to be filed by such entities.

(b) No QDF of Parent has engaged in any acts of “self-dealing” within the meaning of Treasury Regulation Section 1.468A-5(b)(2). No “excess contribution,” within the meaning of Treasury Regulation Section 1.468A-5(c)(2)(ii), has been made to any QDF of Parent which has not been withdrawn within the period provided under Treasury Regulation Section 1.468A-5(c)(2)(i). Parent has timely made a valid election described in Section 468A(a) of the Code which meets the requirements of Treasury Regulation Section 1.468A-7 with respect to each QDF of Parent since the first taxable year after the establishment of such QDF.

(c) The QDFs of Parent have filed all income and other material Tax Returns required to be filed, including returns for estimated income Taxes, such Tax Returns are true, correct and complete in all material respects, and all Taxes of the QDFs of Parent (regardless of being shown to be due on such Tax Returns) have been paid in full. No notice of deficiency or assessment has been threatened or received from any taxing authority with respect to any Taxes of any QDF of Parent which have not been fully paid or finally settled. There are no Liens for Taxes (other than for Taxes not yet due and payable) on the assets of any QDF of Parent.

(d) Each NDF of Parent is classified as a grantor trust owned by Parent under Sections 671 through 677 of the Code.

Section 5.27 Regulatory Proceedings. Other than fuel adjustment or purchase gas adjustment or similar adjusting rate mechanisms, none of Parent nor any of its Subsidiaries all or part of whose rates or services are regulated by a Governmental Entity (a) is a party to any rate proceeding before a Governmental Entity with respect to rates charged by Parent or any of its Subsidiaries other than in the ordinary course, (b) has rates that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court or (c) is a party to any Contract with any Governmental Entity entered into other than in the ordinary course imposing conditions on rates or services in effect as of the date hereof or which, to the Knowledge of Parent, are as of the date hereof scheduled to go into effect at a later time, except, in case of clauses (a) through (c) that would not, individually or in the aggregate, reasonably be expected to have a material impact on Parent. No representation or warranty with respect to the Parent Permits is made by this Section 5.27.

Section 5.28 Reorganization Under the Code. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.29 Lack of Ownership of Company Common Stock. Except as held by any NDT of Parent or Parent Benefit Plan, neither Parent nor any of its Subsidiaries beneficially owns directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company, and neither Parent nor any of its Subsidiaries has any rights to acquire any Shares except pursuant to this Agreement. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 5.30 No Additional Representations. Parent and Merger Sub acknowledge that the Company makes no representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Parent or

Merger Sub (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company, its Subsidiaries or Company Joint Ventures or (b) the future business and operations of the Company, its Subsidiaries or Company Joint Ventures.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) From and after the date hereof and prior to the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Termination Date”), and except (i) as may be required by applicable Law or at the direction of any independent system operator, regional transmission organization, or control area operator, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, or (iv) as set forth in Section 6.1 of the Company Disclosure Schedule, the Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted in, and that such entities shall not take any action except in, the ordinary course of business and shall use their reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve satisfactory relationships with Governmental Entities, employees, customers and suppliers.

(b) Except as may be permitted pursuant to Sections 6.1(a)(i)-(iv) , the Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company:

(i) shall not, and shall not permit any of its Subsidiaries to, declare, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (A) subject to Section 6.20, the declaration and payment of quarterly cash dividends with respect to the Company Common Stock not to exceed the current dividend rate, with record dates and payment dates consistent with the Company’s past dividend practice, (B) the declaration and payment of dividends from a Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company and (C) the payment by BGE of the regular quarterly dividends on its 7.125% Cumulative Preference Stock, 1993 Series, 6.97% Cumulative Preference Stock, 1993 Series, 6.70% Cumulative Preference Stock, 1993 Series, and 6.99% Cumulative Preference Stock, 1995 Series, in each case not to exceed the current dividend rate, with record dates and payment dates consistent with BGE’s past dividend practice;

(ii) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (except for mergers and consolidations in connection with transactions permitted pursuant to Section 6.1(b)(iv) or Section 6.4(e)), other than any mergers, consolidations, restructurings, recapitalizations, dissolutions, liquidations or reorganizations among the Company and its Subsidiaries or among the Company’s Subsidiaries in the ordinary course and that do not adversely affect the Company;

(iii) except for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries in the ordinary course and that do not adversely affect the Company, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness or guarantees thereof of the Company or any Subsidiary, excluding (A) at stated maturity, (B) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such Indebtedness or guarantees thereof may be entitled) and (C) Indebtedness or guarantees thereof arising under the agreements disclosed in Section 6.1 of the Company Disclosure Schedule, in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(iv) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other Person or business or make any loan, advance or capital contribution to, investment in, or lease from any other Person except (A) in the ordinary course of business, (B) as contemplated by the Company’s annual budget for 2011 and capital expenditure plan for 2012, in each case as made available to Parent prior to the date of this Agreement (the “Company Budget and Capital Expenditure Plan”), (C) as required by existing Contracts, (D) as made in connection with any transaction solely between the Company and a wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company other than through the repurchase of equity awards in the ordinary course of business, or (E) acquisitions within the same lines of business as the NewEnergy Business of any other Person or business or investments or capital contributions in any other Person with a value of less than $250 million, individually, or $400 million, in the aggregate;

(v) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $100 million in the aggregate, except for (A) expenditures contemplated by the Company Budget and Capital Expenditure Plan, (B) expenditures required by existing Contracts or (C) expenditures made as prudent in response to any requirement of Law or Company Permit or casualty, accident or emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(vi) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, (A) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (B) purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

(vii) except as required by Law, written agreements in effect prior to the date hereof and previously disclosed to Parent, by Company Benefit Plans or in response to any casualty, accident or emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise, shall not, and shall not permit any of its Subsidiaries to, (A) increase the compensation or other benefits payable or provided to the Company’s or any of its Subsidiaries’ directors, officers or employees, except in the ordinary course of business or which shall not materially increase aggregate compensation expense in any salary grade for employees of the Company or any of its Subsidiaries, (B) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of the Company or any of its Subsidiaries except for severance agreements entered into with employees who are not executive officers of the Company in connection with terminations of employment in the ordinary course of business, (C) establish, adopt, enter into, accelerate any rights or benefits under or amend any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in the case of clauses (A), (B) or (C), with respect to employees who are not executive officers of the Company in connection with new hires or in connection with promotions based on job performance or workplace requirements, and in each case, in the ordinary course of business, or which together with such other increases shall not materially increase aggregate compensation expense in any salary grade for employees of the Company or any of its Subsidiaries, (D) enter into, terminate, accelerate any rights or benefits under, amend or renew any collective bargaining agreement or (E) hire or promote any employee to an executive officer position of the Company, BGE or the NewEnergy Business without consulting with Parent;

(viii) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law (which shall not restrict any normal purchase/normal sale designation or designation of hedge accounting relationships for derivatives in the ordinary course of business, in each case in accordance with GAAP);

(ix) shall not (A) adopt any amendments to the Organizational Documents of the Company, (B) permit BGE to adopt any amendments to the Organizational Documents of BGE, (C) permit CENG to adopt any amendments to the Organizational Documents of CENG and (D) permit any of its other Subsidiaries to adopt any amendments to their respective Organizational Documents in any material respect;

(x) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (A) issuances of shares of Company Common Stock under any retirement plan or shareholder investment plan of the Company in effect as of the date hereof or in respect of any exercise of Company Stock Options and settlement of any Company RSUs outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 6.1(b) and (B) the sale or withholding of shares of Company Common Stock or the vesting and/or payment of Restricted Shares or Company RSUs pursuant to the exercise of options to purchase Company Common Stock if necessary to effectuate a direction upon exercise, vesting and/or payment, as applicable, of any such award for the payment of any applicable exercise price or required withholding of Taxes, in each case as in effect as of the date hereof;

(xi) except for (A) agreements or arrangements or borrowings incurred under existing credit facilities or commercial paper programs in the ordinary course of business, (B) refinancing of existing indebtedness at or near maturity, (C) financing for any utility Subsidiary of the Company or (D) financing acquisitions contemplated by clause (E) of Section 6.1(b)(iv) so long as such acquisition-related financing does not result in the indebtedness of the Company being downgraded by Standard & Poor’s or Moody’s, shall not, and shall not permit any of its Subsidiaries to, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person or issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial condition of another Person;

(xii) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries or required by existing Contracts or sales of inventories, fuel, electricity, emissions allowances, other commodities or Derivative Products, other trading or marketing activities, or sales of obsolete or worthless assets, each in the ordinary course of the Company’s business, shall not sell, lease, license, transfer, exchange or swap, mortgage (including securitizations) or otherwise dispose of any material portion of its material properties or assets, including the Equity Interests of Subsidiaries or Company Joint Ventures; provided that the Company shall not sell, transfer or otherwise dispose of any Equity Interest in CENG;

(xiii) shall not enter into any Contracts of the type referred to in clauses (i) or (ii) of Section 4.21(a);

(xiv) shall not, and shall not permit any of its Subsidiaries, to modify or amend any Contract if the new obligation created by such modification or amendment, by itself, would constitute a Contract of the type referred to in clauses (i) or (ii) of Section 4.21(a);

(xv) shall not, and shall not permit any of its Subsidiaries to enter into any outsourcing Contracts;

(xvi) shall not amend or terminate the Company Trading Policies, except for amendments that do not increase the overall net risk to the Company and its Subsidiaries taken as a whole in any material respect, or take any action that materially violates the Company Trading Policies or that causes the Net

Company Position to be materially outside the risk parameters set forth in the Company Trading Policies; provided that the Company shall not amend any VaR limit under the Company Trading Policies;

(xvii) except as required by a change in Law, shall not make, change or revoke any material Tax election, file any material amended Tax Return, settle or compromise any material Tax liability or refund, forgo any material Tax refund, enter into any closing agreement or private letter ruling or settle any material claim or assessment relating to Taxes or consent to any material claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment, in each case, if such action could have an adverse effect that, individually or in the aggregate, is material to the Company or its Subsidiaries;

(xviii) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that (A) involve the payment of monetary damages equal to or lesser than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2010 included in the Company SEC Documents or that do not exceed $100 million individually or in the aggregate in any 12-month period and (B) if involving any non-monetary outcome, will not have a material effect on the continuing operations of the Company;

(xix) shall not permit BGE to propose, make or implement any new, or any changes to any of its existing, rates or charges, rate structure, standards of service or regulatory accounting or execute any agreement with respect thereto except (A) pursuant to routine filings made in the ordinary course of business, provided that a general rate case filing or a filing to implement a new surcharge or tracker (as opposed to a filing to adjust rates under an existing surcharge or tracker) will not be considered to be in the ordinary course of business or (B) as required by a Governmental Entity of competent jurisdiction;

(xx) shall not, and shall not permit any of its Subsidiaries to retire, commit to retire or otherwise indicate an intention to retire any generation facility of the Company or any of its Subsidiaries;

(xxi) shall not, and shall not permit any of its Subsidiaries to agree or consent to any material agreements or material modifications of existing agreements with any Governmental Entity in respect of operations of the Company and its Subsidiaries except (A) as required by Law, (B) in the ordinary course of business or (C) to renew Company Permits;

(xxii) shall not, and shall not permit any of its Subsidiaries to, knowingly or intentionally take any action that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; and

(xxiii) shall not, and shall not permit any of its Subsidiaries to, authorize, resolve, or agree or commit, in writing or otherwise, to take any of the foregoing actions.

(c) The Company shall use commercially reasonable efforts to the extent expressly permitted by Contracts or Organizational Documents to which the Company and its Subsidiaries are party to cause the Company Joint Ventures to comply with this Section 6.1 unless Parent otherwise consents (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall not require the Company or any of its Subsidiaries to take any action to require any Company Joint Venture to (i) comply with Section 6.1(b)(i), (ii) breach any Contract to which such Company Joint Venture is a party, (iii) impose any restriction in connection with (A) any matter relating to safety, reliability of service or security of the business or operations of the applicable Company Joint Venture or (B) any action or undertaking contemplated by CENG’s annual budget for 2011 or 2012 or capital expenditure plan for 2011 or 2012.

Section 6.2 Conduct of Business by Parent.

(a) From and after the date hereof and prior to the earlier of the Effective Time or the Termination Date, if any, and except (i) as may be required by applicable Law or at the direction of any independent system operator, regional transmission organization, or control area operator, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, or (iv) as set forth in Section 6.2 of the Parent Disclosure Schedule, Parent covenants and agrees with the Company that the business of Parent and its Subsidiaries shall be conducted in, and that such entities shall not take any action except in, the ordinary course of business and shall use their reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve satisfactory relationships with Governmental Entities, employees, customers and suppliers.

(b) Except as may be permitted pursuant to Sections 6.2(a)(i)—(iv), Parent agrees with the Company, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent:

(i) shall not, and shall not permit any of its Subsidiaries to, declare, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except (A) subject to Section 6.20, the declaration and payment of quarterly cash dividends with respect to the Parent Common Stock not to exceed the current dividend rate, with record dates and payment dates consistent with Parent’s past dividend practice, (B) the declaration and payment of dividends from a Subsidiary of Parent to Parent or to another wholly-owned Subsidiary of Parent and (C) the payment by PECO of the regular quarterly dividends on its $4.68 Series Cumulative Preferred Stock, $4.40 Series Cumulative Preferred Stock, $4.30 Series Cumulative Preferred Stock and $3.80 Series Cumulative Preferred Stock, in each case not to exceed the current dividend rate, with record dates and payment dates consistent with PECO’s past dividend practice;

(ii) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (except for mergers and consolidations in connection with transactions permitted pursuant to Section 6.2(b)(iii) or Section 6.5(e)), other than any mergers, consolidations, restructurings or reorganizations among Parent and its Subsidiaries or among Parent’s Subsidiaries in the ordinary course and that do not adversely affect Parent;

(iii) shall not, and shall not permit any of its Subsidiaries to make any acquisition of any other Person or business or make any loan or advance to or lease from any other Person except (A) in the ordinary course of business, (B) as contemplated by Parent’s annual budget for 2011 and capital expenditure plan for 2012, in each case as made available to the Company prior to the date of this Agreement, (C) as required by existing Contracts, (D) as made in connection with any transaction solely between Parent and a wholly-owned Subsidiary of Parent or between wholly-owned Subsidiaries of Parent other than through the repurchase of equity awards in the ordinary course of business, (F) loans or advances to or leases from any other Persons with a value of less than $400 million in the aggregate, or (G) subject to Section 6.2(b)(vii), acquisitions of other Persons or businesses or investments or capital contributions in other Persons with a value of less than $2.0 billion in the aggregate that do not require the approval of the stockholders of Parent;

(iv) except for transactions among Parent and its wholly-owned Subsidiaries or among Parent’s wholly-owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, (A) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (B) purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

(v) shall not, and shall not permit any of its Subsidiaries to, materially increase the compensation expenses of Parent, except as required by existing written agreements or Parent Benefit Plans and except for merit and cost of living increases consistent with past practices;

(vi) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law (which shall not restrict any normal purchase/normal sale designation or designation of hedge accounting relationships for derivatives in the ordinary course of business, in each case in accordance with GAAP);

(vii) except for transactions among Parent and its wholly-owned Subsidiaries or among Parent’s wholly-owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Parent or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (A) issuances of shares of Parent Common Stock in respect of any exercise of stock options granted under any Parent Stock Option and settlement of any restricted share units or phantom shares with respect to shares of Parent Common Stock under a Parent Incentive Plan (collectively, the “Parent RSUs”) outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 6.2(b), (B) the sale of shares of Parent Common Stock pursuant to the exercise of options to purchase Parent Common Stock if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes and (C) the grant of equity compensation awards at times, in amounts, on terms and conditions and otherwise in the ordinary course of business;

(viii) shall not amend or terminate the Parent Trading Policies, except for amendments that do not increase the overall net risk to Parent and its Subsidiaries taken as a whole in any material respect, or take any action that materially violates the Parent Trading Policies or that causes the Net Parent Position to be materially outside the risk parameters set forth in the Parent Trading Policies;

(ix) except as required by a change in Law, shall not make, change or revoke any material Tax election, file any material amended Tax Return, settle or compromise any material Tax liability or refund, forgo any material Tax refund, enter into any closing agreement or private letter ruling or settle any material claim or assessment relating to Taxes or consent to any material claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment, in each case, if such action could have an adverse effect that, individually or in the aggregate, is material to Parent or its Subsidiaries;

(x) shall not, and shall not permit any of its Subsidiaries to retire, commit to retire or otherwise indicate an intention to retire any nuclear generation facility of Parent or any of its Subsidiaries;

(xi) shall not, and shall not permit any of its Subsidiaries to, knowingly or intentionally take any action that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; and

(xii) shall not, and shall not permit any of its Subsidiaries to, authorize, resolve, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Section 6.3 Investigation.

(a) Each of the Company and Parent shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors and agents and other representatives (such Persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, Contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company, its Subsidiaries and to the extent permitted, the Company Joint Ventures, as Parent may reasonably request, and Parent and its Subsidiaries, as the Company may reasonably request, as the case may be. Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would be reasonably likely to result in a violation of any agreement to which such party or any of its Subsidiaries is a party ( provided that the Company or Parent, as the case may be, has used its reasonable best efforts to find an alternative way to provide the access or information contemplated by this Section 6.3), would be reasonably likely to result in a risk of a loss of privilege to such party or any of its Subsidiaries or would be reasonably likely to result in a violation of any applicable Law. The foregoing notwithstanding, neither the Company nor Parent, nor any of their respective officers, employees or Representatives, shall be permitted to perform any onsite procedures (including an onsite environmental study) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

(b) From and after the date hereof and prior to the earlier of the Effective Time or the Termination Date and except as is prohibited by Law, the Company shall provide to certain personnel within the Risk Management Group of Parent weekly reports that provide aggregated Company risk positions and other market risk and collateral management metrics of the Company, including actual VaR in comparison to VaR limits approved by the Board of Directors of the Company, associated limit breaches and associated remediation strategies, and credit limit breaches or exceptions in excess of $10 million, and such other information as the Company deems reasonably appropriate. The reports shall be deemed to be “Evaluation Material” under the Confidentiality Agreement. The form of these reports shall be as agreed to by the Chief Risk Officer of Parent and the Chief Risk Officer of Company. Parent shall ensure that personnel of the Risk Management Group of Parent shall not provide the reports or any information, summaries or other analyses included in or derived from such reports to any Person other than other personnel within the Risk Management Group of Parent except as is required by Law.

(c) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Evaluation Material”, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement, dated as of January 7, 2011, between the Company and Parent (the “Confidentiality Agreement”), and the Joint Defense and Common Interest Agreement, dated as of January 7, 2011, between the Company and Parent (collectively with the Confidentiality Agreement, the “Existing Agreements”).

Section 6.4 Non-Solicitation by the Company.

(a) The Company agrees that neither it nor any Subsidiary of the Company, nor any of their respective officers, directors or employees, shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage the making, submission or announcement of any Company Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any Person (other than Parent or Merger Sub) in connection with or in response to a Company Acquisition Proposal, (iii) continue or otherwise engage or participate in any discussions or negotiations with any Person (other than Parent or Merger Sub) with respect to any Company Acquisition Proposal, (iv) approve, endorse or recommend any Company Acquisition Proposal except in connection with a Company Change of Recommendation pursuant to Section 6.4(e) or (v) except in connection with a Company Change of Recommendation pursuant to Section 6.4(e), enter into any letter of intent, arrangement or understanding relating to any Company Acquisition Transaction (other than a confidentiality agreement as contemplated by this Section 6.4(a));

provided, however, that this Section 6.4 shall not prohibit (A) the Board of Directors of the Company, directly or indirectly through any officer, employee or Representative of the Company or any of its Subsidiaries, prior to obtaining the Company Stockholder Approval, from furnishing nonpublic information regarding the Company or any of its Subsidiaries to, or entering into or participating in discussions or negotiations with, any Person in response to an unsolicited, bona fide written Company Acquisition Proposal that the Board of Directors of the Company concludes in good faith, after consultation with its financial advisors, constitutes or could reasonably be expected to result in a Company Superior Offer if (1) such Company Acquisition Proposal did not result from a material breach of this Section 6.4, (2) prior thereto the Company has given Parent the notice required by Section 6.4(b) and (3) the Company furnishes any nonpublic information provided to the maker of the Company Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such Person containing customary terms and conditions substantially similar to those contained in the Confidentiality Agreement; or (B) the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal (it being understood that any such disclosure that constitutes a Company Change of Recommendation shall be subject to the provisions of this Section 6.4 with respect thereto).

(b) The Company shall promptly, and in no event later than twenty-four (24) hours, after its receipt of any Company Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal, advise Parent orally and in writing of such Company Acquisition Proposal or request (including providing the identity of the Person making or submitting such Company Acquisition Proposal or request, and, (i) if it is in writing, a copy of such Company Acquisition Proposal and any related draft agreements or (ii) if it is oral, a reasonably detailed summary thereof that is made or submitted by any Person during the period between the date hereof and the Closing). The Company shall keep Parent informed on a prompt basis with respect to any change to the material terms of any such Company Acquisition Proposal (and, in the case of a change of the amount of consideration being offered, in no event later than twenty-four (24) hours following any such change), including providing Parent with a copy of any draft agreements and modifications thereof.

(c) Upon the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any existing activities, discussions or negotiations between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any Person (other than Parent) that relate to any Company Acquisition Proposal and shall use reasonable best efforts to obtain the prompt return or destruction of any confidential information previously furnished to such Persons within twelve (12) months of the date hereof.

(d) Except as otherwise provided in Section 6.4(e) or Section 6.4(f), none of the Company, the Board of Directors of the Company nor any committee thereof may (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, the Company Recommendation in a manner adverse to Parent or make any other statement inconsistent with the Company Recommendation (any of the foregoing, a “Company Change of Recommendation”); or (ii) enter into a written definitive agreement providing for a Company Acquisition Transaction.

(e) The Board of Directors of the Company may at any time prior to receipt of the Company Stockholder Approval, (A) effect a Company Change of Recommendation in respect of a Company Acquisition Proposal; and (B) terminate this Agreement pursuant to Section 8.1(c)(iii) in order to enter into a written definitive agreement providing for a Company Acquisition Transaction, if (and only if): (i) a Company Acquisition Proposal is made to the Company by a third party, and such offer is not withdrawn; (ii) the Company’s Board of Directors determines in good faith after consultation with its financial advisors that such offer constitutes a Company Superior Offer; (iii) following consultation with outside legal counsel, the Company’s Board of Directors determines that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws; (iv) the Company provides Parent five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Company Superior Offer that is specified in Section 6.4(b) (it being understood that any material revision or amendment to the terms of such Company Superior Offer shall require a new notice and, in such case, all references to five (5) Business Days in this Section 6.4(e) shall be deemed to be three (3) Business Days); and (v) at the end of the five (5) Business Day period described in clause (iv), the Board of Directors of the Company again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (after negotiating in good faith with Parent and its Representatives, if requested by Parent, during such five (5) Business Day period regarding any adjustments or modifications to the terms of this Agreement proposed by Parent and taking into account any such adjustments or modifications) that the Company Acquisition Proposal continues to be a Company Superior Offer and that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws.

(f) The Board of Directors of the Company may, at any time prior to receipt of the Company Stockholder Approval, effect a Company Change of Recommendation in response to an event, change, effect, development, condition or occurrence that affects or would be reasonably likely to affect (x) the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, or (y) the stockholders of the Company (including the benefits of the Merger to the Company or the stockholders of the Company), in either case that is (1) material, individually or in the aggregate with any other such events, changes, effects, developments, conditions or occurrences, (2) does not involve or relate to a Company Acquisition Proposal and (3) is not known (or the material consequences of which are not known or understood) as of the date hereof if (and only if): (i) following consultation with outside legal counsel, the Company’s Board of Directors determines that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws; (ii) the Company provides Parent five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to any such events, changes, effects, developments, conditions or occurrences; and (iii) at the end of the five (5) Business Day period described in clause (ii), the Board of Directors of the Company again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (after negotiating in good faith with Parent and its Representatives, if requested by Parent, during such five (5) Business Day period regarding any adjustments or modifications to the terms of this Agreement proposed by Parent and taking into account any such adjustments or modifications) that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws.

(g) Notwithstanding a Company Change of Recommendation pursuant to Section 6.4(f), the Company shall nevertheless submit this Agreement to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholders’ Meeting and nothing contained herein shall be deemed to relieve the Company of such obligation, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders’ Meeting.

(h) The parties agree that a Company Change of Recommendation effected in accordance with Section 6.4(e) or Section 6.4(f) shall not in and of itself violate any other provision of this Agreement.

(i) During the period from the date of this Agreement through the Effective Time, neither the Company nor any of its Subsidiaries shall terminate, amend, modify or waive any provision of any confidentiality agreement to which it is a party relating to a proposed business combination involving the Company or any standstill agreement to which it is a party unless the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws. During such period, the Company or its Subsidiaries, as the case may be, shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in each case except to the extent that the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that taking such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws.

Section 6.5 Non-Solicitation by Parent.

(a) Parent agrees that neither it nor any Subsidiary of Parent, nor any of their respective officers, directors or employees, shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage the making, submission or announcement of any Parent Acquisition Proposal, (ii) furnish any nonpublic information regarding Parent or any of its Subsidiaries to any Person (other than the Company) in connection with or in response to a Parent Acquisition Proposal, (iii) continue or otherwise engage or participate in any discussions or negotiations with any Person (other than the Company) with respect to any Parent Acquisition Proposal, (iv) except in connection with a Parent Change of Recommendation pursuant to Section 6.5(e), approve, endorse or recommend any Parent Acquisition Proposal or (v) except in connection with a Parent Change of Recommendation pursuant to Section 6.5(e), enter into any letter of intent, arrangement or understanding relating to any Parent Acquisition Transaction (other than a confidentiality agreement as contemplated by this Section 6.5(a)); provided, however, that this Section 6.5 shall not prohibit (A) the Board of Directors of Parent, directly or indirectly through any officer, employee or Representative of Parent or any of its Subsidiaries, prior to obtaining the Parent Stockholder Approval, from furnishing nonpublic information regarding Parent or any of its Subsidiaries to, or entering into or participating in discussions or negotiations with, any Person in response to an unsolicited, bona fide written Parent Acquisition Proposal that the Board of Directors of Parent concludes in good faith, after consultation with its financial advisors, constitutes or could reasonably be expected to result in a Parent Superior Offer if (1) such Parent Acquisition Proposal did not result from a material breach of this Section 6.5, (2) prior thereto Parent has given the Company the notice required by Section 6.5(b) and (3) Parent furnishes any nonpublic information provided to the maker of the Parent Acquisition Proposal only pursuant to a confidentiality agreement between Parent and such Person containing customary terms and conditions substantially similar to those contained in the Confidentiality Agreement; or (B) Parent from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Parent Acquisition Proposal (it being understood that any such disclosure that constitutes a Parent Change of Recommendation shall be subject to the provisions of this Section 6.5 with respect thereto).

(b) Parent shall promptly, and in no event later than twenty-four (24) hours, after its receipt of any Parent Acquisition Proposal, or any request for nonpublic information relating to Parent or any of its Subsidiaries in connection with a Parent Acquisition Proposal, advise the Company orally and in writing of such Parent Acquisition Proposal or request (including providing the identity of the Person making or submitting such Parent Acquisition Proposal or request, and, (i) if it is in writing, a copy of such Parent Acquisition Proposal and any related draft agreements or (ii) if it is oral, a reasonably detailed summary thereof that is made or submitted by any Person during the period between the date hereof and the Closing). Parent shall keep the Company informed on a prompt basis with respect to any change to the material terms of any such Parent Acquisition Proposal (and, in the case of a change of the amount of consideration being offered, in no event later than twenty-four (24) hours following any such change), including providing the Company with a copy of any draft agreements and modifications thereof.

(c) Upon the execution of this Agreement, Parent shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any existing activities, discussions or negotiations between Parent or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any Person (other than the Company) that relate to any Parent Acquisition Proposal and shall use reasonable best efforts to obtain the prompt return or destruction of any confidential information previously furnished to such Persons within twelve (12) months of the date hereof.

(d) Except as otherwise provided in Section 6.5(e) or Section 6.5(f), none of the Parent, the Board of Directors of Parent nor any committee thereof may (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, the Parent Recommendation in a manner adverse to the Company or make any other statement inconsistent with the Parent Recommendation (any of the foregoing, a “Parent Change of Recommendation”); or (ii) enter into a written definitive agreement providing for a Parent Acquisition Transaction.

(e) The Board of Directors of Parent may at any time prior to receipt of the Parent Stockholder Approval, (A) effect a Parent Change of Recommendation in respect of a Parent Acquisition Proposal; and (B) terminate this Agreement pursuant to Section 8.1(d)(iii) in order to enter into a written definitive agreement providing for a Parent Acquisition Transaction, if (and only if): (i) a Parent Acquisition Proposal is made to Parent by a third party, and such offer is not withdrawn; (ii) Parent’s Board of Directors determines in good faith after consultation with its financial advisors that such offer constitutes a Parent Superior Offer; (iii) following consultation with outside legal counsel, Parent’s Board of Directors determines that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws; (iv) Parent provides the Company five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Parent Superior Offer that is specified in Section 6.5(b) (it being understood that any material revision or amendment to the terms of such Parent Superior Offer shall require a new notice and, in such case, all references to five (5) Business Days in this Section 6.5(e) shall be deemed to be three (3) Business Days); and (v) at the end of the five (5) Business Day period described in clause (iv), the Board of Directors of Parent again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (after negotiating in good faith with the Company and its Representatives, if requested by the Company, during such five (5) Business Day period regarding any adjustments or modifications to the terms of this Agreement proposed by the Company and taking into account any such adjustments or modifications) that Parent Acquisition Proposal continues to be a Parent Superior Offer and that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws.

(f) The Board of Directors of the Company may, at any time prior to receipt of the Parent Stockholder Approval, effect a Parent Change of Recommendation in response to an event, change, effect, development, condition or occurrence that affects or would be reasonably likely to affect (x) the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, or (y) the benefits of the Merger to Parent or the stockholders of Parent, in either case that is (1) material, individually or in the aggregate with any other such events, changes, effects, developments, conditions or occurrences, (2) does not involve or relate to a Parent Acquisition Proposal and (3) is not known (or the material consequences of which are not known or understood) as of the date hereof if (and only if): (i) following consultation with outside legal counsel, Parent’s Board of Directors determines that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws; (ii) Parent provides the Company five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to any such events, changes, effects, developments, conditions or occurrences; and (iii) at the end of the five (5) Business Day period described in clause (ii), the Board of Directors of Parent again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (after negotiating in good faith with the Company and its Representatives, if requested by the Company, during such five (5) Business Day period regarding any adjustments or modifications to the terms of this Agreement proposed by the Company and taking into account any such adjustments or modifications) that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws.

(g) Notwithstanding a Parent Change of Recommendation pursuant to Section 6.5(f), Parent shall nevertheless submit this Agreement to the stockholders of Parent for the purpose of obtaining the Parent Stockholder Approval at the Parent Stockholders’ Meeting and nothing contained herein shall be deemed to relieve Parent of such obligation, unless this Agreement shall have been terminated in accordance with its terms prior to the Parent Stockholders’ Meeting.

(h) The parties agree that a Parent Change of Recommendation effected in accordance with Section 6.5(e) or Section 6.5(f) shall not in and of itself violate any other provision of this Agreement.

(i) During the period from the date of this Agreement through the Effective Time, neither Parent nor any of its Subsidiaries shall terminate, amend, modify or waive any provision of any confidentiality agreement to which it is a party relating to a proposed business combination involving Parent or any standstill agreement to which it is a party unless the Board of Directors of Parent determines in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws. During such period, Parent or its Subsidiaries, as the case may be, shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in each case except to the extent that the Board of Directors of Parent determines in good faith, after consultation with outside legal counsel, that taking such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Laws.

Section 6.6 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Joint Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included as Parent’s prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. Parent will cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders, and the Company will cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders, in each case as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to, the Form S-4 or the Joint Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without providing the other party a reasonable opportunity to review and comment thereon and without the consent of the other party, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that the foregoing shall not apply to any filings with the SEC deemed to supplement the Form S-4 or any document which forms a part thereof through its incorporation by reference therein. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the respective stockholders of Parent and the Company.

(b) Parent shall, as promptly as practicable after the Form S-4 has been declared effective, take all action necessary to duly give notice of, convene and hold a meeting of its stockholders to be held as promptly as practicable to consider the Stock Issuance (the “Parent Stockholders’ Meeting”). The Board of Directors of Parent shall, subject to Section 6.5, make the Parent Recommendation to the stockholders of Parent and include the Parent Recommendation in the Joint Proxy Statement/Prospectus. Parent shall, subject to Section 6.5, use reasonable best efforts to solicit its stockholders to obtain the Parent Stockholder Approval.

(c) The Company shall, as promptly as practicable after the Form S-4 has been declared effective, take all action necessary to duly give notice of, convene and hold a meeting of its stockholders to be held as promptly as practicable to consider the approval of the Merger and the transactions contemplated hereby and such other matters as may be then legally required (the “Company Stockholders’ Meeting”). The Board of Directors of the Company shall, subject to Section 6.4, make the Company Recommendation to the stockholders of the Company and include the Company Recommendation in the Joint Proxy Statement/Prospectus. The Company shall, subject to Section 6.4, use reasonable best efforts to solicit its stockholders to obtain the Company Stockholder Approval.

Section 6.7 Employee Matters; Continuing Operations.

(a) For a period of not less than one year following the Closing Date, the Surviving Corporation shall cause each individual who is employed by the Company or any Subsidiary of the Company immediately before the Effective Time whose terms and conditions of employment are not governed by a collective bargaining agreement (each, a “Continuing Employee”) and who is below the executive officer level as of the Effective Time to be provided with base salary and wages that are no less favorable to those provided to such Continuing Employees immediately prior to the Effective Time, a 2012 target annual incentive level that is not less than such employee’s target annual incentive level as in effect for 2011, and employee benefits (other than equity-based benefits and other than individual employment agreements) that are substantially comparable in the aggregate to those provided to such Persons immediately prior to the Effective Time, provided that, if more favorable to the Continuing Employees, any such employee benefits may be provided on a basis that substantially comparable benefits are provided to similarly situated employees of Parent or its Subsidiaries as in effect at such time, and nothing herein shall be construed to require the Surviving Corporation to continue to employ any Continuing Employee for any specific period. Except to the extent necessary to avoid the duplication of benefits, the Surviving Corporation shall recognize the service of each Continuing Employee prior to the Effective Time as if such service had been performed with Parent or its Affiliates (i) for all purposes under the Company Benefit Plans maintained by the Surviving Corporation or its Affiliates after the Effective Time (to the extent such plans, programs, or agreements are provided to Continuing Employees), (ii) for purposes of eligibility and vesting under any employee benefit plans and programs of the Surviving Corporation or its ERISA Affiliates other than the Company Benefit Plans (the “Surviving Corporation Plans”) in which the Continuing Employee participates after the Effective Time and (iii) for benefit accrual purposes under any Surviving Corporation Plan that is a vacation or severance plan in which the Continuing Employee participates after the Effective Time.

(b) With respect to any welfare plan maintained by the Surviving Corporation or its Affiliates in which Continuing Employees are eligible to participate after the Effective Time, the Surviving Corporation and its Affiliates shall (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the Company or its Affiliates prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(c) Parent shall, or shall cause its Affiliates to, continue to honor all obligations under any contracts, agreements, plans and commitments (as such may be amended in accordance with this Agreement) of the Company and its Subsidiaries that exist on the date of this Agreement (or as established or amended in accordance with or permitted by this Agreement) that apply to any current or former employee, or current or former director, of the Company or any of its Subsidiaries; provided, however, that the undertakings set forth in this sentence are not intended to prevent Parent and its Affiliates from enforcing such contracts, agreements, plans and commitments (as such may be amended in accordance with this Agreement) in accordance with their respective terms, including any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement, plan or commitment.

(d) With respect to each individual who is employed by the Company or any of its Subsidiaries immediately before the Effective Time whose terms and conditions of employment are governed by a collective bargaining agreement, the Surviving Company shall continue to honor such collective bargaining agreement, through its expiration, modification or termination in accordance with its terms or applicable Law.

(e) The provisions of this Section 6.7 are solely for the benefit of the parties to this Agreement, and no current or former officer, director, employee or independent contractor or any other Person shall be a third-party beneficiary to this Agreement.

(f) From and after the Closing, the Exelon Generation Company, LLC’s wholesale marketing unit headquarters shall be in, and, as promptly as commercially practicable, the business shall be moved to, Baltimore, Maryland. From and after the Closing, the business and headquarters of Baltimore Gas and Electric Company, the combined competitive energy businesses (including the NewEnergy Business) and the renewables headquarters of Parent and the Company will be located in Baltimore, Maryland.

(g) From and after the Closing, the Company Trading Policies will continue to remain in effect for the NewEnergy Business until such policies are amended by the Risk Oversight Committee of the Board of Directors of Parent and/or the Board of Directors of Parent, as appropriate.

Section 6.8 Regulatory Approvals; Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including: (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company or Parent, or any of their respective Subsidiaries, be required to take any action or actions in connection with any regulatory proceeding that would constitute a Burdensome Action.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall, unless subsequently agreed to otherwise by counsel for the parties, (i) as promptly as reasonably practicable after the date hereof, make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, (iv) subject to applicable legal limitations, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions, (v) certify compliance with a Request for Additional Information (a “Second Request”) as soon as reasonably practicable after receipt of such Second Request and (vi) not take any action to extend the statutory waiting periods of the HSR Act without the consent of the other. The Company and Parent shall use their respective reasonable best efforts to file with the: (i) FERC an application for the FERC Approval; (ii) NRC an application for the NRC Approval; (iii) NYPSC an application for the approval of the NYPSC; (iv) MPSC an application for the approval of the MPSC; and (v) PUCT an application for the approval of the PUCT as promptly as practicable after the date hereof. The Company and Parent shall reasonably cooperate with the other in connection with any such filings (including, if requested by the other party, to accept all reasonable additions, deletions or changes suggested by the other party in connection therewith) and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any of the Regulatory Laws. To the extent not prohibited by applicable Law, the Company and Parent shall use all reasonable best efforts to furnish each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each of the Company and Parent shall use reasonable best efforts to give the other party reasonable prior notice of any planned communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such filings or any such transaction; provided that (A) the Company and Parent shall obtain the other party’s written consent, not to be unreasonably withheld, conditioned or delayed, prior to making any proposal or settlement offer to or entering into any understanding, undertaking or agreement, directly or indirectly, with any Maryland Governmental Entity or any non-governmental Person related to activities in Maryland with respect to MPSC approval, and (B) Parent shall obtain the Company’s written consent, not to be unreasonably withheld, conditioned or delayed, prior to making any proposal or settlement offer or advocating any position to or entering into any understanding, undertaking or agreement, directly or indirectly, with any Maryland Governmental Entity related to activities in Maryland with regard to any proceeding other than those that relate to the Merger and with any non-governmental Person related to activities in Maryland that would have the effect of binding or prejudicing the Company or its Subsidiaries in the event the Merger is not consummated; provided, further, that Parent shall use its reasonable best efforts to consult with the Company prior to making any proposal or settlement offer to or entering into any understanding, undertaking or agreement, directly or indirectly, with any non-governmental Person related to activities in Maryland that would not bind or prejudice the Company or its Subsidiaries in the event the Merger is not consummated. Neither the Company nor Parent shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. The Company and Parent will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the Regulatory Laws.

(c) Parent and the Company agree that the reasonable best efforts obligations set forth in this Section 6.8 preclude Parent and the Company from knowingly or intentionally taking any actions (including, as applicable, entering into transactions to acquire other generation facilities or regulated utility operations or Persons having a direct or indirect interest in generation facilities or regulated utility operations) that would reasonably be expected to (i) make it more likely that any of the conditions to the consummation of the transactions contemplated hereby would not be satisfied, including the receipt of any authorization, consent, order, declaration or approval of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, or (ii) without limitation to clause (i), make it more likely that any Governmental Entity would enter an Order prohibiting the consummation of the transactions contemplated by this Agreement or that any such Order would not be able to be removed on appeal or otherwise.

(d) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.8 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(b)(i) or 8.1(b)(ii) so long as such party has, prior to such termination, complied with its obligations under this Agreement, including this Section 6.8.

Section 6.9 Takeover Statute. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 6.10 Public Announcements. Except with respect to any (a) Company Change of Recommendation undertaken pursuant to, and in accordance with, Section 6.4 ; (b) Parent Change of Recommendation undertaken pursuant to, and in accordance with, Section 6.5 ; (c) action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 6.4 or (d) action taken by Parent or its Board of Directors pursuant to, and in accordance with, Section 6.5, so long as this Agreement is in effect, the parties shall use reasonable best efforts to consult with each other before issuing any press release or making any public announcement primarily relating to this Agreement or the transactions contemplated hereby and, except for any press release or public announcement as may be required by applicable Law, court process or any listing agreement with any national securities exchange (and then only after as much advance notice and consultation as is feasible), shall not issue any such press release or make any such public announcement without the consent of the other parties, which shall not be unreasonably withheld or delayed. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 6.11 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries (each, an “Indemnified Party”) as provided in their respective Organization Documents or in any Contract to which the Company or any of its Subsidiaries is a party, which rights shall survive the Merger and shall continue in full force and effect to the extent permitted by Law. For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s Organization Documents in effect as of the date hereof or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time for any action or failure to act prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder for any action or failure to act prior to the Effective Time of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided , however , that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative pending or asserted or any claim made within such period shall continue until the disposition of such claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative or resolution of such claim. Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand as a surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.11 without limit as to time.

(b) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided , however , that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further , however , that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which the Surviving Corporation would be permitted to spend during the six–year period provided for in this Section 6.11(b), that provides coverage no materially less favorable than the coverage described above.

(c) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.11.

(d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organization Documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the MGCL or otherwise. The provisions of this Section 6.11 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(e) In the event that the Surviving Corporation or any of its respective successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 6.11.

(f) The obligations of the Surviving Corporation under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.11 applies without the consent of such indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.11 applies shall be third party beneficiaries of this Section 6.11.

Section 6.12 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.13 Certain Transfer Taxes. Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation and expressly shall not be a liability of stockholders of the Company.

Section 6.14 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act, as described in the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Section 6.15 Reorganization Treatment. The parties to this Agreement intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and each shall not, and shall not permit any of their respective Subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the opinion conditions contained in Sections 7.2(e) and 7.3(e) have been satisfied, Parent shall file the opinions described in Sections 7.2(e) and 7.3(e) with the SEC by a post-effective amendment to the Form S-4 promptly following the Closing.

Section 6.16 Tax Representation Letters. Parent shall use its reasonable best efforts to deliver to Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Parent (“Parent’s Counsel”), and Kirkland & Ellis LLP, counsel to the Company (the “Company’s Counsel”), a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC) and signed by an officer of Parent and Merger Sub, containing representations of Parent and Merger Sub. The Company shall use its reasonable best efforts to deliver to Parent’s Counsel and the Company’s Counsel a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC) and signed by an officer of the Company, containing representations of the Company, in each case (notwithstanding Sections 4.29 and 5.28) as shall be reasonably necessary or appropriate to enable the Company’s Counsel to render the opinion described in Section 7.2(e) and Parent’s Counsel to render the opinion described in Section 7.3(e).

Section 6.17 Stock Exchange Listing. Parent shall use its reasonable efforts to cause the shares of Parent Common stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.18 Notice of Changes. Each of Parent and the Company shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VII not being able to be satisfied prior to the Termination Date; provided, however, that the delivery of any notice pursuant to this Section 6.18 shall not, and shall not be deemed to, cure any breach of any representation or warranty requiring disclosure of such matter at or prior to the date of this Agreement or affect any of the conditions set forth in Article VII or otherwise limit or affect the remedies available.

Section 6.19 Stockholder Litigation. Each party shall promptly advise the other orally and in writing of any litigation brought by any stockholder of such party and/or its directors relating to this Agreement and/or the transactions contemplated by this Agreement, including the Merger, and shall keep the other party fully informed regarding any such litigation. Each party shall give the other the opportunity to participate in, subject to a customary joint defense agreement, the defense or settlement of any such litigation, shall give due consideration to the other’s advice with respect to such litigation and shall not settle any such litigation without the prior written consent of the other party (not to be unreasonably withheld or delayed).

Section 6.20 Coordination of Dividends. From the date of this Agreement until the Effective Time, Parent and the Company shall coordinate with each other regarding the declaration and payment of dividends in respect of the shares of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of Parent and the Company that no holder of Parent Common Stock or Company Common Stock shall receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to its shares of Parent Common Stock or Company Common Stock (including Parent Common Stock issued in connection with the Merger), as the case may be.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a) Each of the Company Stockholder Approval and Parent Stockholder Approval shall have been obtained.

(b) No Laws shall have been adopted or promulgated, and no temporary, preliminary or permanent Order shall have been issued, and remain in effect, by a U.S., state or local Governmental Entity of competent jurisdiction having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (collectively, “Restraints”).

(c) Regulatory Consents.

(i) The authorizations, consents, Orders or approvals of, or declarations or filings with FERC, the NRC, the NYPSC, the MPSC and the PUCT, and the expiration of waiting periods required under the HSR Act, in each case, to the extent required for consummation of the Merger shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect.

(ii) No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) in connection with a Requisite Regulatory Approval that (A) requires Parent or the Company or any of their respective Affiliates to take or commit to take any Burdensome Action or (B) would otherwise constitute a Burdensome Action (a “Burdensome Order”) and is in effect.

(d) The shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment of, or the waiver by the Company on or prior to the Effective Time of, the following conditions:

(a) Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality”, shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct as so made does not have and is not, individually or in the aggregate, reasonably expected to have a Parent Material Adverse Effect; provided, however, that, notwithstanding the foregoing, each of the representations and warranties of Parent and Merger Sub set forth in Sections 5.2, 5.3(a), 5.3(b) and 5.18 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for de minimis inaccuracies.

(b) Parent shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since January 1, 2011, there shall not have occurred any event, change, effect, development, condition or occurrence (excluding any event, change, effect, development, condition or occurrence resulting from obligations or conditions imposed by a Governmental Entity in connection with its approval of the transactions contemplated by this Agreement that does not constitute a Burdensome Action) that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its Chief Executive Officer or another executive officer, certifying to the effect that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied.

(e) The Company shall have received from Kirkland & Ellis LLP a written opinion dated as of the Closing Date to the effect that for U.S. federal income tax purposes the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, the Company’s Counsel shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 6.16.

Section 7.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment of, or the waiver by Parent on or prior to the Effective Time of, the following conditions:

(a) Each of the representations and warranties of the Company set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality”, shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct as so made does not have and is not, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect; provided , however , that, notwithstanding the foregoing, each of the representations and warranties of the Company set forth in Sections 4.2, 4.3(a), 4.3(b, 4.18 and 4.19 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for de minimis inaccuracies.

(b) The Company shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since January 1, 2011, there shall not have occurred any event, change, effect, development, condition or occurrence (excluding any event, change, effect, development, condition or occurrence resulting from obligations or conditions imposed by a Governmental Entity in connection with its approval of the transactions contemplated by this Agreement that does not constitute a Burdensome Action) that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its Chief Executive Officer or another executive officer, certifying to the effect that the conditions set forth in Sections 7.3(a), 7.3(b) and 7.3(c) have been satisfied.

(e) Parent shall have received from Skadden, Arps, Slate, Meagher & Flom LLP a written opinion dated as of the Closing Date to the effect that for U.S. federal income tax purposes the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent’s Counsel shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 6.16.

Section 7.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s Willful Breach of any material provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, as required by and subject to Section 6.8.

ARTICLE VIII

TERMINATION

Section 8.1 Termination or Abandonment Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval:

(a) by the mutual written consent of the Company and Parent;

(b) by either Parent or the Company if:

(i) the Merger shall not have been consummated on or prior to the first anniversary of the date hereof (the “End Date”); provided, however, that if all of the conditions to Closing shall have been satisfied or shall be then capable of being satisfied (other than the conditions set forth in Section 7.1(b) or Section 7.1(c)), the End Date may be extended by Parent or the Company from time to time by written notice to the other party up to a date not beyond ninety (90) days after the initial End Date, the latest of any of which dates shall thereafter be deemed to be the End Date; and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party if the failure of the Closing to occur by such date shall be primarily due to a Willful Breach by such party or the failure of such party to perform any of its obligations set forth in this Agreement;

(ii) (A) any Restraint having any of the effects set forth in Section 7.1(b) shall be in effect and shall have become final and non-appealable or (B) any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is a Burdensome Order which shall have become final and non-appealable;

(iii) the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained; or

(iv) the Parent Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval contemplated by this Agreement shall not have been obtained;

(c) by the Company:

(i) if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) is incapable of being cured by the End Date or is not cured by the earlier of (A) thirty (30) Business Days following written notice to Parent by the Company of such breach or (B) the End Date;

(ii) if Parent effects a Parent Change of Recommendation; or

(iii) if the Company effects a Company Change of Recommendation to accept a Company Acquisition Proposal in accordance with Section 6.4(e), provided that the right to terminate this Agreement pursuant to this Section 8.1(c)(iii) shall not be available to the Company if the Company has not paid the Company Termination Fee to Parent in accordance with Section 8.2; it being understood that the Company may enter into any agreement providing for a Company Acquisition Transaction simultaneously with the termination of this Agreement pursuant to this Section 8.1(c)(iii);

(d) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) is incapable of being cured by the End Date or is not cured by the earlier of (A) thirty (30) Business Days following written notice to the Company by Parent of such breach or (B) the End Date;

(ii) if the Company effects a Company Change of Recommendation; or

(iii) if Parent effects a Parent Change of Recommendation to accept a Parent Acquisition Proposal in accordance with Section 6.5(e), provided that the right to terminate this Agreement pursuant to this Section 8.1(d)(iii) shall not be available to Parent if Parent has not paid the Parent Termination Fee to the Company in accordance with Section 8.2 ; it being understood that Parent may enter into any agreement providing for a Parent Acquisition Transaction simultaneously with the termination of this Agreement pursuant to this Section 8.1(d)(iii).

In the event of termination of this Agreement pursuant to this Section 8.1, this Agreement shall terminate (except for the provisions of this Section 8.1 and Sections 1.1, 6.3(c), 8.2 and Article IX), and there shall be no other liability on the part of the Company or Parent to the other except liability arising out of a Willful Breach of this Agreement or as provided for in the Existing Agreements, in which case the aggrieved party shall be entitled to all rights and remedies available at law, under contract or in equity, except as otherwise provided herein (including Section 8.2(c) and Section 8.2(d) ).

Section 8.2 Termination Fees.

(a) Company Termination Fee. The Company shall pay to Parent the Company Termination Fee if this Agreement is terminated as follows:

(i) if this Agreement is terminated (A) by Parent pursuant to Section 8.1(d)(ii) or (B) by either the Company or Parent pursuant to Section 8.1(b)(iii) at a time when Parent could have terminated the Agreement pursuant to Section 8.1(d)(ii) unless at the time of such termination pursuant to Section 8.1(b)(iii) Parent shall have been in Willful Breach of this Agreement, then the Company shall pay to Parent the entire Company Termination Fee by the fifth (5 th) Business Day following such termination;

(ii) if this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), then the Company shall pay to Parent the entire Company Termination Fee upon such termination; or

(iii) if (A) this Agreement is terminated (1) pursuant to Section 8.1(d)(i) if the breach giving rise to such termination was a Willful Breach, (2) pursuant to Section 8.1(b)(iii) or (3) pursuant to Section 8.1(b)(i), (B) (x) in the case of clause (1) above, a bona fide Company Acquisition Proposal shall have been publicly announced or otherwise communicated to a member of senior management or the Board of Directors of the Company (or any Person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) at any time after the date of this Agreement and prior to the date of the breach giving rise to such termination, (y) in the case of clause (2) above, a bona fide Company Acquisition Proposal shall have been publicly announced (or any Person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) at any time after the date of this Agreement and prior to the taking of the vote of the stockholders of the Company at the Company Stockholders’ Meeting or (z) in the case of clause (3) above, a bona fide Company Acquisition Proposal shall have been publicly announced or otherwise communicated to a member of senior management or the Board of Directors of the Company (or any Person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) at any time after the date of this Agreement, and (C) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, any Company Acquisition Transaction, then the Company shall pay to Parent the Company Termination Fee by the second (2 nd) Business Day following the earlier of the date the Company enters into a definitive agreement to consummate or consummates such Company Acquisition Transaction.

(b) Parent Termination Fee. Parent shall pay to the Company the Parent Termination Fee if this Agreement is terminated as follows:

(i) if this Agreement is terminated (A) by the Company pursuant to Section 8.1(c)(ii) or (B) by Parent or the Company pursuant to Section 8.1(b)(iv) at a time when the Company could have terminated this Agreement pursuant to Section 8.1(c)(ii) unless at the time of such termination pursuant to Section 8.1(b)(iv) the Company shall have been in Willful Breach of this Agreement, then Parent shall pay the entire Parent Termination Fee by the fifth (5 th) Business Day following such termination;

(ii) if this Agreement is terminated by Parent pursuant to Section 8.1(d)(iii), then Parent shall pay to the Company the entire Parent Termination Fee upon such termination; or

(iii) if (A) this Agreement is terminated (1) pursuant to Section 8.1(c)(i) if the breach giving rise to such termination was a Willful Breach, (2) pursuant to Section 8.1(b)(iv) or (3) pursuant to Section 8.1(b)(i) , (B) (x) in the case of clause (1) above, a bona fide Parent Acquisition Proposal shall have been publicly announced or otherwise communicated to a member of senior management or the Board of Directors of Parent (or any Person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make a Parent Acquisition Proposal) at any time after the date of this Agreement and prior to the date of the breach giving rise to such termination, (y) in the case of clause (2) above, a bona fide Parent Acquisition Proposal shall have been publicly announced (or any Person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make a Parent Acquisition Proposal) at any time after the date of this Agreement and prior to the taking of the vote of the stockholders of Parent at the Parent Stockholders’ Meeting or (z) in the case of clause (3) above, a bona fide Parent Acquisition Proposal shall have been publicly announced or otherwise communicated to a member of senior management or the Board of Directors of Parent (or any Person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make a Parent Acquisition Proposal) at any time after the date of this Agreement, and (C) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement to consummate, or consummates, any Parent Acquisition Transaction, then the Company shall pay to the Company the Parent Termination Fee by the second (2 nd) Business Day following the earlier of the date Parent enters into a definitive agreement to consummate or consummates such Parent Acquisition Transaction.

(c) Company Complete Satisfaction. Upon payment of the Company Termination Fee if required in accordance with this Section 8.2 , the Company shall have no further liability to Parent or its stockholders with respect to this Agreement or the transactions contemplated hereby (provided that nothing herein shall release any party from liability for Willful Breach or fraud). The parties acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(d) Parent Complete Satisfaction. Upon payment of the Parent Termination Fee if required in accordance with this Section 8.2 , Parent shall have no further liability to the Company or its stockholders with respect to this Agreement or the transactions contemplated hereby (provided that nothing herein shall release any party from liability for Willful Breach or fraud). The parties acknowledge and agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(e) Collection and Payment. All amounts paid pursuant to this Section 8.2 shall be by wire transfer of immediately available funds to an account directed by the party entitled to payment as long as such account has been identified by such party. Each party agrees that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if any party fails promptly to pay any amounts due under this Section 8.2 and, in order to obtain such payment, the other party commences a suit that results in a judgment against the party failing to pay for such amounts, then the party failing to pay such amounts shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of New York in effect on the date such payment was due, together with the reasonable, documented out-of-pocket costs and expenses of the party seeking collection (including reasonable legal fees and expenses) in connection with such suit.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 9.2 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that the HSR Act filing fees and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement/Prospectus (including applicable SEC filing fees) shall be borne equally by Parent and the Company.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts (including by email), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 9.4 Governing Law. This Agreement shall be governed by and construed in accordance with (a) the Laws of the State of Maryland with respect to matters, issues and questions relating to the Merger or the duties of the Board of Directors of the Company or Merger Sub, (b) the Laws of the Commonwealth of Pennsylvania with respect to matters, issues and questions relating to the fiduciary duties of the Board of Directors of Parent and (c) the Laws of the State of New York with respect to all other matters, issues and questions, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 9.5 Jurisdiction; Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Federal or State court located in the Borough of Manhattan in The City of New York. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Federal or State court located in the Borough of Manhattan in The City of New York. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid court and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid court. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named court for any reason other than the failure to serve in accordance with this Section 9.5, (b) any claim that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Laws, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court.

Section 9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile or email transmission, by reliable overnight delivery service (with proof of service) or hand delivery (provided that any notice received on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day unless the notice is required by this Agreement to be delivered within a number of hours or calendar days), addressed as follows:

To Parent or Merger Sub:

Exelon Corporation

10 S. Dearborn Street

Chicago, Illinois 60603

Attn: General Counsel

Facsimile: 312-394-2368

Email: darryl.bradford@exeloncorp.com

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

Attn:    Charles W. Mulaney, Jr.

    Brian W. Duwe

Facsimile: 312-407-0411

Email: Charles.Mulaney@skadden.com

              Brian.Duwe@skadden.com

To the Company:

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland 21202

Attn: General Counsel

Facsimile: 410-470-5766

Email: charles.berardesco@constellation.com

with copies to:

Kirkland & Ellis LLP

655 Fifteenth Street, N.W.

Washington, D.C. 20005

Attn:    George P. Stamas

              Mark D. Director

              William B. Sorabella

Facsimile: 202-879-5200

Email: george.stamas@kirkland.com

              mark.director@kirkland.com

              william.sorabella@kirkland.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five

(5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except for assignments by Merger Sub to a wholly-owned direct or indirect Subsidiary of Parent. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10 Entire Agreement; Third Party Beneficiaries; Suits for Damages. This Agreement (including the exhibits and schedules hereto) and the Existing Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Nothing in this Agreement is intended to confer, and does not confer, any rights or remedies under or by reason of this Agreement (or any breach hereof) on any Persons (including the holders of Company Common Stock, Company Stock Options, the Restricted Shares and the Company RSUs) other than the parties hereto and their respective successors and permitted assigns, except (a) for the third party beneficiaries contemplated by Section 6.11, (b) the Company shall have the right to pursue damages on behalf of its stockholders (including damages for their loss of economic benefits) in the event of Parent’s or Merger Sub’s Willful Breach of this Agreement, which right is hereby acknowledged by Parent and Merger Sub ( provided that this clause (b) is not intended to create any right of the Company’s stockholders to bring an action against Parent or Merger Sub pursuant to this Agreement), and (c) from and after the Effective Time, holders of Company Common Stock, Company Stock Options, the Restricted Shares and the Company RSUs shall have the right to receive the applicable Merger Consideration set forth in Article III. The Company acknowledges that Parent shall have the right to pursue damages (including damages for the loss of economic benefits) in the event of the Company’s Willful Breach of this Agreement; provided that the foregoing is not intended to create any right of Parent’s stockholders to bring an action against the Company pursuant to this Agreement.

Section 9.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided , however , that after receipt of Company Stockholder Approval or Parent Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company or Parent, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or Parent, as applicable. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References in this Agreement to the “fiduciary duties” of the Board of Directors of the Company shall be deemed to include reference to those duties set forth in Section 2-405.1 of the MGCL in addition to any other applicable common law fiduciary duties. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

{Remainder of Page Intentionally Left Blank}

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

EXELON CORPORATION
BY:	/s/ John W. Rowe
Name: John W. Rowe
Title: Chairman and Chief Executive Officer

BOLT ACQUISITION CORPORATION
BY:	/s/ Christopher M. Crane
Name: Christopher M. Crane
Title: President

CONSTELLATION ENERGY GROUP, INC.
BY:	/s/ Mayo A. Shattuck III
Name: Mayo A. Shattuck III
Title: Chairman, President and Chief Executive Officer

Exhibit A

POST-MERGER GOVERNANCE OF PARENT

Roles and Responsibilities of the Chief Executive Officer and the Executive Chairman of the Board

Chief Executive Officer	Executive Chairman

•    Member of the Board

•    Assists on the development of Board agenda

•    Develops the strategic plan

•    Recommends vision & mission to Executive Chair and Board

•    Develops public policy positions

•    Following transition, selects executive management team with input from Executive Chairman

•    Spokesman on public policy initiatives

•    Active role in national and state government relations and EEI matters, in coordination with Executive Chairman

•    Develops annual budget for Board approval

•    Drives strategic financial and operational results

•    Leads the organization

•    Represents Exelon to public and investors

•    Chairman of the Board

•    Approves agenda and conducts Board meetings

•    Supports Board selection process

•    Approves vision & mission with Board

•    Provides guidance on and approves public policy positions

•    Spokesman on public policy initiatives

•    Active role in national and state government relations and EEI matters, in coordination with CEO

•    Continue role as chairman of INPO

•    Following transition, provides input on selection of executive management team

•    Represents the Board to the public

•    Assists in representing Exelon to public and investors

•    Advises the CEO in the growth and development of the competitive businesses, and represents the company in advancing the customers and other external constituencies

•    Advises the CEO on strategy and development and transactional activities

Initial management team of Parent following the Closing to be agreed upon by current Parent CEO, future Parent CEO and future Parent Executive Chairman.

Board of Directors

At the Effective Time, Parent will add to its Board of Directors (A) three directors who meet the standards for independence set forth in the New York Stock Exchange Listing Standards and are otherwise designated by the Board of Directors of the Company and (B) the Executive Chairman of the Board of Directors of Parent as set forth in the Merger Agreement (the “Company Designees”).

By the end of 2012, the number of directors constituting the Board of Directors of Parent shall be 16, comprised of 12 Parent Designees (as defined below) and the four (4) Company Designees. The “Parent Designees” will consist of (A) 11 directors who meet the standards for independence set forth in the New York Stock Exchange Listing Standards and are otherwise designated by the Board of Directors of Parent and (B) the individual designated as Chief Executive Officer of Parent after the Effective Time.

Committees of the Board of Directors and Chairpersons of Committees

As of the Effective Time, each of the three (3) independent Company Designees will be named to one or more of the following committees of the Board of Directors of Parent: compensation, corporate governance, audit and risk oversight. In addition, one (1) of the three (3) independent Company Designees will be named as the chair of one of such committees.

Location of Stockholder Meetings

After the Effective Time, the annual stockholder meetings of Parent will be held on a rotating basis between Chicago, Philadelphia and Baltimore.

Annex B

[Barclays Capital Inc. letterhead]

April 28, 2011

Board of Directors

Exelon Corporation

10 South Dearborn Street

P.O. Box 805379

Chicago, IL 60680-5379

Members of the Board of Directors:

We understand that Exelon Corporation (“Exelon” or the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Constellation Energy Group, Inc. (“Constellation”) pursuant to which (i) Bolt Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of Exelon (“Merger Sub”), will merge with and into Constellation (the “Merger”) and (ii) upon the effectiveness of the Merger, (x) the separate corporate existence of Merger Sub will cease, Constellation will continue as the surviving company in the Merger and will become a direct or indirect wholly-owned subsidiary of Exelon and (y) each issued and outstanding share of common stock, no par value, of Constellation (“Constellation Common Stock”), will be converted into the right to receive 0.9300 shares (the “Exchange Ratio”) of common stock, no par value, of Exelon (“Exelon Common Stock”). The terms and conditions of the Proposed Transaction are set forth in more detail in the draft Agreement and Plan of Merger, dated as of April 27, 2011, by and among Exelon, Merger Sub and Constellation (the “Agreement”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of April 27, 2011, and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company and Constellation that we believe to be relevant to our analysis, including each of (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2010, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, (ii) the Definitive Proxy Statement on Form 14A dated April 15, 2011 for Constellation, the Definitive Proxy Statement on Form 14A dated March 24, 2011 for Exelon, and other relevant filings with the Securities and Exchange Commission, for each of Exelon and Constellation, respectively, and (iii) Federal Energy Regulatory Commission (the “FERC”) FERC Form No. 1 and FERC Form No. 2’s for Constellation, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”), (4) financial and operating information with respect to the business, operations and prospects of Constellation, furnished to us by Constellation and the Company, including (i) financial projections of Constellation prepared by the management of Constellation (the “Constellation Projections”) and (ii) financial projections of Constellation prepared by the management of the Company (the “Company’s Constellation Projections”), (5) the trading history of the Company’s common stock from April 28, 2008 to April 26, 2011, the trading history of Constellation’s common stock from April 28, 2008 to April 26, 2011 and a comparison of each of their trading histories with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company and Constellation with each other and with those of other companies that we deemed relevant, (7) the relative contributions of the Company and Constellation to, based on the Company’s Projections and the Company’s Constellation Projections, the future financial performance of the combined company on a pro forma basis, (8) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including (i) the expected cost savings, operating synergies and strategic benefits, net of any costs-to-achieve, expected by the management of the Company to result from the combination of the businesses of the Company and Constellation (the “Expected Impacts”), (ii) certain purchase accounting adjustments to the basis of Constellation for reporting purposes under generally accepted accounting principles in the United States as estimated by the management of the Company (the “Purchase Accounting Adjustments”), and (iii) certain measures described to us by management of the Company as measures the Company would be willing to take to facilitate governmental and regulatory approval of the Proposed Transaction (the “Disclosed Actions”), (9) other such analyses as we have deemed relevant, and (10) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and Constellation. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections and the Company’s Constellation Projections, upon the advice of the Company, we have assumed that the Company Projections and the Company’s Constellation Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performances of each of the Company and Constellation, and that each of the Company and Constellation will perform substantially in accordance with such projections. We have discussed these projections with the management of the Company and they have agreed with the appropriateness of the use of such projections in performing our analysis and we have relied upon such projections in arriving at our opinion. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Impacts are reasonable and that the Expected Impacts will be realized in accordance with such estimates. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Purchase Accounting Adjustments are reasonable and that the Purchase Accounting Adjustments will have the effect projected by the Company. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Constellation and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Constellation. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising this opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of Company Common Stock would trade following the announcement or consummation of the Proposed Transaction or shares of Constellation Common Stock would trade following the announcement of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Disclosed Actions and without any material adverse effect on Constellation or the Company or on the contemplated benefits of the Proposed Transaction and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and Constellation in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for the Company and Constellation: (i) acted as joint lead arranger and bookrunner on the refinancing on the Company’s and two of its principal operating companies’ $6.4 billion revolving credit facilities, each in March 2011, (ii) acted as joint bookrunner on the Company’s Generation subsidiary’s $900 million notes offering in September 2010, (iii) acted as exclusive financial advisor to the Company on its $860 million acquisition of John Deere Renewables in August 2010, (iv) acted as joint lead arranger on the refinancing for one of the Company’s principal operating companies’ $1 billion revolving credit facility in March 2010, (v) acted as dealer manager on a tender offer for notes due 2011 and joint bookrunner on an offering of $1.5 billion of new 10- and 30-year notes for the Company in September 2009, (vi) acted as financial advisor to the Company on its proposed acquisition of NRG Energy in 2008 and 2009 (vii) provided various strategic advisory services to the Company, (ix) acted as a lender in Constellation’s $1 billion 364-day revolving credit facility in 2009, and (x) engaged in various hedging, derivative and other risk management transactions for the Company and Constellation. In addition, we are currently acting as exclusive financial advisor to the Company on certain other potential transactions and we will receive customary fees in connection therewith.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Constellation for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

Annex C

[J.P. Morgan Securities LLC letterhead]

April 27, 2011

The Board of Directors

Exelon Corporation

10 South Dearborn Street

52nd Floor

Chicago, IL 60603

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Exelon Corporation (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of a wholly-owned subsidiary of the Company (“Merger Sub”) with Constellation Energy Group, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Merger Sub and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, without par value, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock owned by the Company, Merger Sub or the Merger Partner (or any wholly-owned subsidiary of the Company or the Merger Partner), will be converted into the right to receive [0.9300] fully paid and nonassessable shares (the “Exchange Ratio”) of the Company’s common stock, without par value (the “Company Common Stock”).

In connection with preparing our opinion, we have (i) reviewed a draft dated April 27, 2011 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); (vi) considered certain measures described to us by management of the Company as measures the Company would be willing to take to facilitate governmental and regulatory approval of the Transaction (the “Disclosed Actions”); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained within the constraints contemplated by the Disclosed Actions and without any material adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Merger Partner for which we and such affiliates have received customary compensation. Such services during such period have included acting as (i) joint bookrunner for offerings of investment grade debt securities by the Company’s subsidiaries, Commonwealth Edison Company (“ComEd”) and Exelon Generation Company, LLC (“Exelon Generation”), in January 2011 and September 2009, respectively; (ii) lead arranger for credit facilities for Exelon Generation, the Company and its subsidiary, PECO Energy Company (“PECO”), in March 2011, for ComEd, Exelon Generation, and PECO in October 2010 and for ComEd in March 2010; and (iii) financial advisor to the Company, beginning in October 2010, in connection with the Company’s analysis and consideration of various potential transactions. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and certain of its affiliates and a lender under outstanding credit facilities of the Merger Partner, as well as providing certain cash management and treasury services for each of the Company and the Merger Partner, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

Annex D

[Evercore Group L.L.C. letterhead]

April 27, 2011

The Board of Directors of

Exelon Corporation

10 South Dearborn Street

Chicago, Illinois 60603

Members of the Board of Directors:

We understand that Exelon Corporation, a Pennsylvania corporation (“Parent”), proposes to enter into an Agreement and Plan of Merger, to be dated as of April 28, 2011 (the “Merger Agreement”), with Bolt Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and Constellation Energy Group, Inc., a Maryland corporation (the “Company”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”). In the Merger, each issued and outstanding share of common stock, without par value (the “Company Common Stock”), of the Company, other than any shares owned by Parent, Merger Sub or the Company (or any wholly-owned subsidiary of Parent or the Company), will be converted into the right to receive 0.9300 of a share (the “Exchange Ratio”) of common stock, without par value (“Parent Common Stock”), of Parent. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Parent.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Parent and the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public financial and operating data relating to the Company prepared by the management of the Company and furnished to us via Parent, including certain Company financial forecasts prepared by Company management (the “Company Projections”)

(iii)	reviewed certain non-public projected financial data relating to the Company under alternative business assumptions prepared and furnished to us by management of Parent (the “Adjusted Company Projections”), and discussed with the management of Parent its assessments as to the likelihood of achieving the future financial results reflected in the Adjusted Company Projections;

(iv)	reviewed certain non-public financial and operating data relating to Parent prepared and furnished to us by the management of Parent, including certain Parent financial forecasts prepared by Parent management (the “Parent Projections”);

(v)	reviewed certain estimates as to the amount and timing of certain synergies anticipated by Parent management to result from the Merger (the “Expected Synergies”);

(vi)	discussed the past and current operations, financial projections and current financial condition of Parent with management of Parent (including their views on the risks and uncertainty of achieving the Parent Projections);

(vii)	reviewed the reported prices and the historical trading activities for the Company and Parent common stock;

(viii)	compared the financial performance of the Company and Parent and their stock market trading multiples with those of certain other publicly traded companies that we deem relevant;

(ix)	reviewed the relative financial contributions of the Company and Parent to the future financial performance of the combined company on a pro forma basis;

(x)	reviewed a draft merger agreement dated April 26, 2011, which we have assumed is in substantially final form and from which we assume the final form will not vary in any respect material to our analysis; and

(xi)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. For purposes of our analysis, at the direction of Parent management, we used the Adjusted Company Projections rather than the Company Projections. With respect to the projected financial data relating to Parent referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Parent as to the future financial performance of the Company and Parent under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company or Parent or the assumptions on which they are based. With respect to the Expected Synergies anticipated by Parent management to result from the Merger, we have assumed at the direction of Parent management that the timing and amount of such Expected Synergies are reasonable and that they will be realized substantially in accordance with such estimates. At the direction of Parent management, we have considered the asset divestitures and other concessions that Parent intends to propose in connection with the process to obtain governmental and regulatory approvals for the Merger (the “Proposed Concessions”), which are reflected in Parent’s internal financial analyses and forecasts. We express no view as to the sufficiency or impact of, or the assumptions underlying Parent’s internal financial forecasts regarding, the Proposed Concessions.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. Other than as contemplated by the Proposed Concessions, we have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company, Parent or the consummation of the Merger or materially reduce the benefits to Parent of the Merger.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to Parent, from a financial point of view, of the Exchange Ratio. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any securities, creditors or other constituencies of Parent or the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Parent or the Company, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to Parent, nor does it address the underlying business decision of Parent to engage in the Merger. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of Parent Common Stock should vote or act in respect of the Stock Issuance. We express no opinion herein as to the price at which shares of Parent Common Stock or Company Common Stock will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by Parent and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. Parent has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee, portions of which will be payable following the receipt of Parent’s stockholder vote on the Stock Issuance and the consummation of the Merger. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates provided financial advisory services to Parent and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Company pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to Parent or the Company in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except Parent may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by Parent to its stockholders relating to the Merger; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Parent.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Jane Sadowsky
Jane Sadowsky
Senior Managing Director

Annex E

[Morgan Stanley & Co. Incorporated letterhead]

April 27, 2011

Board of Directors

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, MD 21202

Members of the Board:

We understand that Constellation Energy Group, Inc. (“Constellation” or the “Company”), Exelon Corporation (the “Buyer”) and Bolt Acquisition Corporation, a wholly owned subsidiary of the Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated April 26, 2011 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, without par value, (the “Company Common Stock”) of the Company, other than shares held in treasury or held by the Buyer, Merger Sub, the Company or any wholly owned subsidiary of the Buyer or the Company, will be converted into the right to receive 0.930 shares (the “Exchange Ratio”) of common stock, without par value, of the Buyer (the “Buyer Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1.	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2.	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3.	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4.	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

5.	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

6.	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios;

7.	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

8.	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

9.	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10.	Participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

11.	Reviewed the Merger Agreement and certain related documents; and

12.	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any of the parties, other than the Buyer, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to Board of Directors of the Company in connection with this transaction and will receive a fee for our services, significant portions of which are contingent upon: the execution of a definitive agreement relating to the Merger, the approval of the Merger by the respective shareholders of the Buyer and the Company, and the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Company Common Stock or the Buyer Common Stock will trade at any time, including following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer and the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Jeffrey R. Holzschuh
Jeffrey R. Holzschuh
Vice Chairman
Managing Director

Annex F

[Goldman, Sachs & Co. letterhead]

PERSONAL AND CONFIDENTIAL

April 28, 2011

Board of Directors

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, MD 21202

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, without par value (the “Shares”), of Constellation Energy Group, Inc. (the “Company”) of the exchange ratio of 0.9300 shares of common stock, without par value (“Exelon Common Stock”), of Exelon Corporation (“Exelon”) to be paid for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of April 28, 2011 (the “Agreement”), by and among Exelon, Bolt Acquisition Corporation, a wholly owned subsidiary of Exelon, and the Company.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Exelon and any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, a portion of which is payable at transaction announcement, a portion of which is payable upon shareholder approval, and a portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time. We also have provided certain investment banking services to Exelon and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint book-running manager with respect to a public offering of Exelon Generation Company’s 6.25% Senior Notes due 2039 ($900 million aggregate principal amount) in September 2009; as co-manager with respect to a public offering of Exelon Generation Company’s 5.20% Senior Notes due 2019 ($600 million aggregate principal amount) in September 2009; and as joint book-running manager with respect to a public offering of Exelon Generation Company’s 4.00% Senior Notes due 2020 ($550 million aggregate principal amount) and 5.75% Senior Notes due 2041 ($350 million aggregate principal amount) in September 2010. We may also in the future provide investment banking services to the Company, Exelon and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Exelon for the five years ended December 31, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Exelon; certain other communications from the Company and Exelon to their respective stockholders; certain publicly available research analyst reports for the Company and Exelon; certain internal financial analyses and forecasts for Exelon prepared by its management; certain internal financial analyses and forecasts for the

Company prepared by its management, including the Growth Case Forecasts (the “Growth Case Forecasts”), and certain financial analyses and forecasts for Exelon prepared by the management of the Company (the “Exelon Forecasts” and together with the Growth Case Forecasts, the “Forecasts”), in each case, as approved for our use by the Company; and certain cost savings and operating synergies projected by Exelon to result from the Transaction, as reviewed and approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and Exelon, and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the Shares and the shares of Exelon Common Stock; compared certain financial and stock market information for the Company and Exelon with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the power and utility industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Exelon or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Exelon or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not authorized to, and did not, solicit any expressions of interest from any other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the. Company, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Exelon Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Exelon or the ability of the Company or Exelon to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

April 27, 2011

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Exelon is a Pennsylvania corporation. Chapter 17, Subchapter D of the Pennsylvania Business Corporation Law of 1988, as amended (“the PBCL”) contains provisions permitting indemnification of officers and directors of a business corporation incorporated in Pennsylvania. Sections 1741 and 1742 of the PBCL provide that a business corporation may indemnify directors and officers against liabilities and expenses he or she may incur in connection with a threatened, pending or completed civil, administrative or investigative proceeding by reason of the fact that he or she is or was a representative of the corporation or was serving at the request of the corporation as a representative of another enterprise, provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation, unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for the expenses the court deems proper. Section 1743 of the PBCL provides that the corporation must indemnify directors and officers against expenses actually and reasonably incurred by them in defending these actions if they are successful on the merits or otherwise in the defense of such actions.

Section 1746 of the PBCL provides that indemnification under the other sections of Subchapter D is not exclusive of other rights that a person seeking indemnification may have under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, whether or not the corporation would have the power to indemnify the person under any other provision of law. However, Section 1746 prohibits indemnification in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1747 of the PBCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a representative of another enterprise, against any liability asserted against such person and incurred by him or her in that capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify the person against such liability under Subchapter D.

Exelon’s Amended and Restated Bylaws provide that it is obligated to indemnify directors and officers and other persons designated by the board of directors against any liability, including any damage, judgment, amount paid in settlement, fine, penalty, cost or expense (including, without limitation, attorneys’ fees and disbursements) in connection with any proceeding. Exelon’s Amended and Restated Bylaws provide that no indemnification shall be made where the act or failure to act giving rise to the claim for indemnification is determined by arbitration or otherwise to have constituted willful misconduct or recklessness or attributable to receipt from Exelon of a personal benefit to which the recipient is not legally entitled.

As permitted by PBCL Section 1713, Exelon’s Amended and Restated Bylaws provide that directors generally will not be liable for monetary damages in any action, whether brought by shareholders directly or in the right of Exelon or by third parties, unless they fail in the good faith performance of their duties as fiduciaries (the standard of care established by the PBCL), and such failure constitutes self-dealing, willful misconduct or recklessness.

Exelon has purchased directors’ and officers’ liability insurance.

Exelon has entered into separate indemnification agreements with each of its independent directors that require Exelon to indemnify such persons to the fullest extent permitted by the PBCL. These indemnification agreements also require Exelon to advance any expenses incurred by such directors as a result of any proceeding against them as to which they are entitled to indemnity pursuant to such agreement.

Item 21. Exhibits

Exhibit Number	Description
2.1†**

Agreement and Plan of Merger, dated as of April 28, 2011, by and among the Registrant, Bolt Acquisition Corporation and Constellation Energy Group, Inc. (incorporated by reference to

Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on April 28, 2011).

5.1	Opinion of Ballard Spahr LLP regarding legality of securities being registered.
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal income tax matters.
8.2	Opinion of Kirkland & Ellis LLP regarding certain U.S. federal income tax matters.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Exelon Corporation.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Constellation Energy Group, Inc.
23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Constellation Energy Nuclear Group, LLC
23.4	Consent of Ballard Spahr LLP (included in Exhibit 5.1).
23.5	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).
23.6	Consent of Kirkland & Ellis LLP (included in Exhibit 8.2).
24.1**	Power of Attorney.
99.1	Form of Proxy for Exelon Corporation.
99.2	Form of Instruction Card for use by participants in the Constellation Energy Group, Inc. Employee Savings Plan, the Represented Employee Savings Plan for Nine Mile Point or the Employee Savings Plan for Constellation Energy Nuclear Group, LLC (the “Constellation Plans”).
99.3	Notice to participants in the Exelon Plans (included in Exhibit 99.1).
99.4	Notice to participants in the Constellation Plans (included in Exhibit 99.2).
99.5	Form of Proxy for Constellation Energy Group, Inc.
99.6	Consent of Barclays Capital Inc.
99.7	Consent of J.P. Morgan Securities LLC.
99.8	Consent of Evercore Group L.L.C.
99.9	Consent of Morgan Stanley & Co. LLC.
99.10	Consent of Goldman, Sachs & Co.
99.11**	Consent of Mayo A. Shattuck III to be named a director of Exelon upon completion of the merger.
99.12**	Consent of Christopher M. Crane to be named a director of Exelon upon completion of the merger.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
**	Previously filed.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(11) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this 11th day of October, 2011.

EXELON CORPORATION
(Registrant)

By:	/s/ Darryl M. Bradford
	Name:	Darryl M. Bradford
	Title:	Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement on Form S-4 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* John W. Rowe	Chairman and Chief Executive Officer (Principal Executive Officer)	October 11, 2011

* Matthew F. Hilzinger	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	October 11, 2011

* Duane M. DesParte	Vice President and Corporate Controller (Principal Accounting Officer)	October 11, 2011

* John A. Canning Jr.	Director	October 11, 2011

* M. Walter D’Alessio	Director	October 11, 2011

* Nicholas DeBenedictis	Director	October 11, 2011

Signature	Title	Date

* Nelson A. Diaz	Director	October 11, 2011

* Sue Ling Gin	Director	October 11, 2011

* Rosemarie B. Greco	Director	October 11, 2011

* Paul L. Joskow	Director	October 11, 2011

* Admiral Richard W. Mies	Director	October 11, 2011

* John M. Palms	Director	October 11, 2011

* William C. Richardson	Director	October 11, 2011

* Thomas J. Ridge	Director	October 11, 2011

* John W. Rogers, Jr.	Director	October 11, 2011

* Stephen D. Steinour	Director	October 11, 2011

* Donald Thompson	Director	October 11, 2011

*By:	/s/ Darryl M. Bradford
Darryl M. Bradford
Attorney-in-fact

Exhibit Index

Exhibit Number	Description

2.1†**	Agreement and Plan of Merger, dated as of April 28, 2011, by and among the Registrant, Bolt Acquisition Corporation and Constellation Energy Group, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on April 28, 2011).
5.1	Opinion of Ballard Spahr LLP regarding legality of securities being registered.
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal income tax matters.
8.2	Opinion of Kirkland & Ellis LLP regarding certain U.S. federal income tax matters.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Exelon Corporation.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Constellation Energy Group, Inc.
23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Constellation Energy Nuclear Group, LLC
23.4	Consent of Ballard Spahr LLP (included in Exhibit 5.1).
23.5	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).
23.6	Consent of Kirkland & Ellis LLP (included in Exhibit 8.2).
24.1**	Power of Attorney.
99.1	Form of Proxy for Exelon Corporation.
99.2	Form of Instruction Card for use by participants in the Constellation Energy Group, Inc. Employee Savings Plan, the Represented Employee Savings Plan for Nine Mile Point or the Employee Savings Plan for Constellation Energy Nuclear Group, LLC (the “Constellation Plans”).
99.3	Notice to participants in the Exelon Plans (included in Exhibit 99.1).
99.4	Notice to participants in the Constellation Plans (included in Exhibit 99.2).
99.5	Form of Proxy for Constellation Energy Group, Inc.
99.6	Consent of Barclays Capital Inc.
99.7	Consent of J.P. Morgan Securities LLC.
99.8	Consent of Evercore Group L.L.C.
99.9	Consent of Morgan Stanley & Co. LLC.
99.10	Consent of Goldman, Sachs & Co.
99.11**	Consent of Mayo A. Shattuck III to be named a director of Exelon upon completion of the merger.
99.12**	Consent of Christopher M. Crane to be named a director of Exelon upon completion of the merger.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
**	Previously filed.